United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

07023115

April 27, 2007

SUPPL

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated April 26, 2007:
  - "PSA Peugeot Citroën – 2007 First Quarter Sales and Revenue"
  - "PSA Peugeot Citroën - Special Meeting of the Central Works Committee: Proposed Voluntary Departure Incentives to Adjust the Workforce"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Very truly yours

P.O.

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

Financial Information

Special Meeting of the Central Works Committee:
Proposed Voluntary Departure Incentives to Adjust the Workforce

A special meeting of the PSA Peugeot Citroën Central Works Committee has been called for May 9, 2007, to discuss a proposed plan to adjust the Automobile Division's corporate workforce through voluntary departures.

In this way, the workforce can be reduced without any layoffs. By not replacing the employees who retire or voluntarily leave, the Group expects to eliminate 4,800 jobs in 2007.

The planned employee support system is designed to help volunteer employees find new jobs either elsewhere in the Group or with other companies. Financial incentives will be offered to employees who wish to leave the Group to pursue a business project or to retire.

All of these measures are in accordance with the company agreement on Human Resources Planning and Development, signed with five of the Group's six unions on April 6, 2007.

For PSA Peugeot Citroën, the past four years have seen flat sales in Europe and a steady decline in profitability. The project that will be presented to the Central Works Committee for consultation is intended to help reduce corporate overheads, which is one of the Group's objectives to restore growth and profitability.

For Jean-Luc Vergne, Executive Vice President, Human Resources, "this system means that we do not have to lay anyone off. The proposed measures avoid terminations based on last-in, first-out criteria, which would affect the youngest employees without much seniority, or early retirement plans that would deprive the company of the capabilities of its more experienced employees. It is designed to encourage people to volunteer for retraining or to leave the Group."

Paris – April 26, 2007

PSA PEUGEOT CITROËN

**First Quarter Consolidated Sales and Revenue Up 6.5%
To €14.9 billion**

**European market share: 14.3% versus 14.4% at March 31, 2006
Worldwide sales up 0.5%
Solid performance by the Peugeot 207 and Citroën C4 Picasso**

Consolidated sales and revenue for the first three months of 2007 amounted to €14,874 million, a 6.5% increase from the €13,963 million reported in first-quarter 2006.

Automobile Division sales and revenue rose 5.6% to €11,595 million from €10,979 million a year earlier.

In Western Europe, first-quarter unit sales (as measured by vehicles invoiced to dealers) rose by 1.6% to 596,300 units. In a market where demand for passenger cars and light commercial vehicles declined by 1.0%, Peugeot and Citroën's aggregate market share stood at 14.3%, compared with 14.4% in first-quarter 2006.

Outside Western Europe, sales of assembled vehicles were up 6.4% to 195,800 units.

In Central and Eastern Europe, sales climbed by 20.8% to 48,900 units, driving an improvement in market share.

In Latin America, sales declined by 2.8% to 24,500 units in Brazil, for a market share of 5.2%,.while 18,800 units were sold in Argentina, for a 15.1% share of a market up 22.0%.

Sales in China increased 20.1% to 52,500 units, while market share stood at 4.2%, supported by a 36.8% surge in Peugeot sales.

Sales of CKD units fell a sharp 33.3% to 34,000, reflecting the decline in CKD sales in Iran.

At 119,800 units, sales of the Peugeot 207 were in line with objectives and drove a 19.7% increase in combined Peugeot 206 and 207 sales. Following the launch of the Grand C4 Picasso in October 2006 and the marketing of the C4 Picasso since last March, sales of the Xsara Picasso and C4 Picasso lines stood at 74,600 units, up 52.2% for the quarter.

Banque PSA Finance reported revenue of €475 million, versus €431 million in first-quarter 2006. The loan book increased by 5% to €23.1 billion at March 31, 2007, while originations were down 2.8% to 218,800 contracts and the penetration rate eased to 24.9% from 26.2% at March 31, 2006.

Gefco's revenue was up 9.1%, at €888 million versus €814 million in the first three months of 2006. Business with PSA Peugeot Citroën rose by 8.3% during the period, reflecting growth in the Group's sales outside Western Europe. Revenue from non-Group customers increased by 10.1%, led by Gefco's effective marketing drive and the fast growth in international trade.

Faurecia reported first-quarter sales of €3,243 million, versus €2,908 million in the year-earlier period, an increase of 11.5% as reported and of 10.7% excluding monolith sales, the currency effect and changes in scope of consolidation. Growth, which is expected to slow in the second quarter, reflected the ramp-up of new contracts won in North America, where competition remains aggressive.

CONSOLIDATED SALES AND REVENUE

(in millions of euros)	March 31, 2007	March 31, 2006	% change
Automobile Division	11,595	10,979	+5.6%
Banque PSA Finance	475	431	+10,1%
Gefco	888	814	+9.1%
Faurecia	3,243	2,908	+11.5%
Other businesses	109	164	-33.4%
Intra-company sales	(1,436)	(1,333)	
Total PSA Peugeot Citroën	14,874	13,963	+6.5%

WORLDWIDE AUTOMOBILE SALES

(in units) *		3 month 2007	3 month 2006	% change
Western Europe		596,300	586,800	+1.6%
	Peugeot	310,700	299,100	+3.9%
	Citroën	285,600	287,700	-0.7%
Of which France		184,500	179,500	+2.8%
	Peugeot	104,300	97,500	+7.0%
	Citroën	80,200	82,000	-2.1%
Rest of World		229,800	235,100	-2.2%
	Peugeot	148,700	158,700	-6.3%
	Citroën	81,100	76,400	+6.2%
Total Sales		826,100	821,800	+0.5%
	Peugeot	459,300	457,800	+0.3%
	Citroën	366,800	364,000	+0.8%
Of which passenger cars		717,300	716,900	=
	Peugeot	404,800	405,800	-0.2%
	Citroën	312,500	311,100	+0.4%
light commercial vehicles		108,800	104,900	+3.8%
	Peugeot	54,500	52,000	+4.8%
	Citroën	54,300	52,900	+2.8%

* Assembled vehicles, disassembled components and CKD units

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	3 month 2007	3 month 2006	% change
Peugeot Marque			
107	27,600	24,400	+13.3%
1007	5,200	10,700	-51.7%
206	76,200	158,000	-51.8%
207	119,800	5,700	-
206 + 207	196,000	163,700	+19.7%
307	106,700	116,200	-8.1%
405	17,400	25,900	-33.0%
407	36,700	50,600	-27.6%
607	2,000	2,700	-25.6%
807	5,000	6,300	-20.3%
Expert	9,100	8,400	+8.5%
Partner	40,400	36,000	+12.4%
Boxer	12,000	12,000	+0.4%
Others	1,200	900	-
TOTAL	459,300	457,800	+0.3%
(of which diesel-powered versions)	228,200	213,600	+6.8%
	49.7%	46.7%	-
(of which passenger cars)	404,800	405,800	-0.2%
(of which light commercial vehicles)	54,500	52,000	+4.8%
<u>Citroën Marque</u>			
C1	26,800	21,000	+27.5%
C2	27,900	31,100	-10.5%
C3	66,500	77,900	-14.6%
ZX	14,800	27,200	-45.7%
C4	62,200	57,000	+9.1%
Xsara Picasso	36,600	49,000	-25.3%
C4 Picasso	38,000	-	-
Xsara Picasso + C4 Picasso	74,600	49,000	+52.2%
Xantia	3,100	3,100	+1.6%
C5	14,300	18,800	-23.8%
C6	2,000	-	-
C8	3,400	5,400	-37.5%
Dispatch(Jumpy)	9,900	8,800	+13.0%
C15	-	1,100	-
Berlingo	48,000	50,000	-4.2%
Relay(Jumper)	13,300	12,500	+6.4%
Others	-	1,100	-
TOTAL	366,800	364,000	+0.8%
(of which diesel-powered versions)	205,300	190,300	+7.9%
	56.0%	52.3%	-
(of which passenger cars)	312,500	311,100	+0.4%
(of which light commercial vehicles)	54,300	52,900	+2.8%
TOTAL PSA Peugeot Citroën Group	826,100	821,800	+0.5%
(of which diesel-powered versions)	433,500	403,900	+7.3%
	52.5%	49.1%	
(of which passenger cars)	717,300	716,900	=
(of which light commercial vehicles)	108,800	104,900	+3.8%

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

April 26, 2007

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- 2006 Reference Document, french version.

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

PO

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com


Document de référence
06

Sommaire

Groupe **PSA PEUGEOT CITROËN**

DOCUMENT DE RÉFÉRENCE 2006

PSA PEUGEOT CITROËN, fort de ses deux marques généralistes et des compétences de ses équipes, est un groupe automobile de taille mondiale.

Présent dans 150 pays, le groupe développe activement ses ventes sur de nouveaux marchés à forte croissance. Près d'un tiers de ses résultats commerciaux est désormais réalisé hors d'Europe occidentale.

Acteur responsable à l'échelle mondiale, PSA PEUGEOT CITROËN innove pour la protection de l'environnement et l'amélioration de la sécurité, afin de développer et produire chaque jour des voitures adaptées aux attentes des clients de ses marques, sur tous les marchés.

Grâce à l'efficacité de son appareil industriel et à une stratégie unique de coopérations ciblées avec d'autres constructeurs automobiles, le groupe rationalise ses investissements et adapte ses volumes de production tout en élargissant son offre. Au sein de ses entités, une politique sociale active et innovante est déployée.

Le groupe comprend également trois autres activités principales : Banque PSA Finance, dédiée au financement automobile, Faurecia, équipementier automobile, et Gefco, entreprise de transport et de logistique.

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

Le présent document de référence a été déposé auprès de l'Autorité des Marchés Financiers le 23 avril 2007, conformément à l'article 212-13 de son règlement général. Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par l'Autorité des Marchés Financiers.

Chiffres **clés**

Ventes mondiales

(en unités)


3 390 000
3 365 900
2005
2006

Chiffre d'affaires

(en millions d'euros)


56 267
56 594
11 196
12 028
45 071
44 566
2005
2006
Activité automobile
Autres activités

Rentabilité des capitaux employés

(après impôts)


7,1 %
0,7 %
2005
2006

Structure financière

(en millions d'euros)


14 406
14 062
381
116
2005
2006
Capitaux propres
(y compris intérêts minoritaires)
Position financière nette des activités industrielles et commerciales

Marge opérationnelle

(en millions d'euros)


1 940
1 024
916
1 119
852
267
2005
2006
Activité automobile
Autres activités

Marge brute d'autofinancement et investissements bruts en immobilisations corporelles

(activités industrielles et commerciales)

(en millions d'euros)


3 678
2 862
3 011
2 520
2005
2006
Marge brute d'autofinancement
Investissements bruts

Résultat net par action/Dividende net

(en euros)


4,47
1,35
0,77
1,35
2005
2006
Résultat net par action
Dividende net

Résultat net part du groupe

(en millions d'euros)


1 029
176
2005
2006

Capitaux employés

(en millions d'euros)


14 123
6 269
7 854
14 087
6 033
8 054
2005
2006
Activité automobile
Autres activités

Effectifs au 31 décembre


208 500
69 000
139 500
211 700
72 200
139 500
2005
2006
Activité automobile
Autres activités

Organes de surveillance **et de direction**

Conseil de Surveillance

Thierry Peugeot
Président

Jean Boillot
Jean-Philippe Peugeot
Vice-Présidents

Pierre Banzet
Marc Friedel
Jean-Louis Masurel
Jean-Paul Parayre
Robert Peugeot*
Marie-Hélène Roncoroni
Ernest-Antoine Seillière
Jean-Louis Silvant
Joseph F. Toot Jr.

Bertrand Peugeot
Roland Peugeot
François Michelin
Censeurs

** Coopté le 6 février 2007*

Directoire

Christian Streiff
Président du Directoire

- **Grégoire Olivier** – Programmes
- **Frédéric Saint-Geours** – Marque Peugeot
- **Gilles Michel** – Marque Citroën
- **Roland Vardanega** – Technique et Industrielle

Comité de Direction Générale

- **Isabel Marey-Semper** – Stratégie et Innovation
- **Sylvie Rucar** – Finances et Informatique
- **Jean-Luc Vergne** – Ressources Humaines
- **Jean-Claude Hanus** – Juridique, Relations Institutionnelles et Audit
- **Liliane Lacourt** – Communication

Comité de Direction élargi

- **Denis Duchesne** – Chine
- **Vincent Rambaud** – Mercosur
- **Jean-Philippe Collin** – Achats
- **Daniel Marteau** – Pièces de Rechange
- **Alain Sartoris** – Cadres Dirigeants

Commissaires aux Comptes titulaires

PricewaterhouseCoopers Audit

Mazars & Guérard

Commissaires aux Comptes suppléants

Yves Nicolas

Patrick de Cambourg

Situation au 1er mars 2007

1. Rapport du **Conseil de Surveillance**

À l'occasion de cette assemblée, le Conseil de Surveillance souhaite adresser ses profonds remerciements à Jean-Martin Folz, président du Directoire du 1er octobre 1997 au 6 février 2007, pour sa très grande contribution au développement du groupe pendant cette période.

Entre 1997 et 2006, le nombre de véhicules vendus par le groupe est passé de 2,1 millions à 3,4 millions, soit une croissance de 60 %.

Le chiffre d'affaires a été multiplié par deux en passant de 28 à 56 milliards d'euros.

La part de marché du groupe en Europe occidentale a augmenté de près de deux points, passant de 11,9 % à 13,8 %.

La politique des plates-formes a été fortement développée et le système de production profondément rationalisé en dédiant les usines à des plates-formes spécifiques.

De nouvelles usines ont été acquises, décidées ou implantées en Argentine, au Brésil, en République tchèque, en Slovaquie et en Chine, permettant ainsi au groupe d'accélérer son développement à l'international.

Les ventes du groupe en dehors de l'Europe occidentale sont passées de 300 000 à plus d'un million de voitures, représentant plus de 30 % des ventes totales contre 14 % en 1997.

D'importants accords de coopération ont été signés avec Ford,Toyota, BMW et Mitsubishi, et renforcés avec Fiat.

Des modèles à succès ont été lancés, comme 206, 207 et 307 ou C3, C4 et Picasso. Citroën a aujourd'hui une vraie gamme lui permettant de renforcer ses atouts face à la concurrence.

Des innovations ont été développées et lancées, et souvent reprises par la concurrence, comme le moteur HDi, le filtre à particules ou le coupé-cabriolet.

ECIA est devenu Faurecia et a été développé pour devenir un équipementier reconnu chez tous les constructeurs.

Enfin, le groupe n'est pas endetté.

Si ces dernières années ont vu la croissance du groupe se ralentir et ses résultats se dégrader, c'est un bilan extrêmement positif que le Conseil de Surveillance a retenu des neuf années durant lesquelles M. Folz a assuré la direction opérationnelle du groupe.

Le Conseil a remercié chaleureusement M. Jean-Martin Folz lors de sa réunion du 6 février 2007.

Lors de cette réunion, le Conseil a également tenu à remercier M. Claude Satinet, membre du Directoire, Directeur Général de la marque Citroën, qui avait également demandé à faire valoir ses droits à la retraite, pour sa très grande contribution au renouveau et au développement de la marque aux chevrons.

2006 a été une nouvelle année difficile pour le groupe.

Les ventes du groupe se sont stabilisées à 3 366 000 véhicules, soit un recul de 0,7 % par rapport à l'année antérieure. Le chiffre d'affaires a légèrement progressé à 56,6 milliards d'euros, soit une progression de 0,6 %.

La marge opérationnelle a chuté de 42 % à 1 119 millions d'euros, passant de 3,4 % à 2 % du chiffre d'affaires. La très forte concurrence en Europe, la hausse des matières premières et le surcoût dû aux normes environnementales européennes ont continué à peser fortement sur la marge opérationnelle du groupe.

Le résultat net part du groupe pour l'année 2006 a baissé de 83 % à 176 millions d'euros pénalisé par des dépréciations d'actifs et des frais de restructuration liés à la fermeture de l'usine de Ryton, au Royaume-Uni, et à Faurecia.

Malgré la baisse des résultats, la position financière nette des sociétés industrielles et commerciales est restée positive et s'élève au 31 décembre 2006 à 116 millions d'euros.

Les investissements sont restés sous contrôle à 2,5 milliards d'euros. L'usine de Trnava, en Slovaquie, a été inaugurée ainsi qu'une unité de fabrication des nouvelles boîtes de vitesse Mécanique Compacte Pilotées (MCP) à Valenciennes.

La Peugeot 207, voiture stratégique pour la marque et pour le groupe, a été lancée avec succès atteignant son objectif de plus de 300 000 unités vendues en 2006. Issus de la coopération avec Fiat, les nouveaux utilitaires Peugeot Boxer et Citroën Jumper ont également été lancés.

Le groupe a présenté début 2006 deux démonstrateurs technologiques, les Peugeot 307 et Citroën C4 Hybride HDI, dotés d'une chaine de traction hybride diesel-électrique.

Les ventes hors Europe de l'Ouest ont continué à progresser atteignant 1 070 000 voitures commercialisées, soit près de 32 % du total des ventes, contre 30 % en 2005.

En Chine, DPCA a augmenté sa part de marché à 4,8 %, en vendant plus de 200 000 véhicules Peugeot et Citroën, soit une croissance de 43 %. Afin de suivre la croissance de ce marché, et en accord avec son partenaire DongFeng Motor Group, le Groupe a décidé d'accroître son implantation industrielle et commerciale. Une nouvelle usine d'une capacité de 150 000 véhicules, dédiée à la fabrication des grandes berlines du groupe, complètera en 2009, à Wuhan, l'usine actuelle qui devrait atteindre, dès l'année prochaine, une capacité de 300 000 véhicules. Trois nouveaux modèles, la Peugeot 206, et les Citroën C-Triomphe et C2 5 portes ont été lancés. Une filiale d'importation de véhicules, Peugeot Citroën China Automotive Trade Company, a été créée et la filiale de financement automobile, en partenariat avec Banque PSA Finance et la Bank of China, a reçu le feu vert des autorités chinoises pour commencer à fonctionner.

Au Brésil et en Argentine, le groupe a poursuivi sa croissance en vendant plus de 166 000 véhicules, soit une croissance de 23 %. Il a également renforcé sa présence industrielle en lançant en Argentine, la production de la Peugeot 307 Sedan.

Le Conseil de Surveillance a régulièrement été informé par le Directoire de la progression de la marche du groupe et a continué à exercer les missions qui lui sont confiées par la loi et les statuts.

Les travaux des trois comités spécialisés du Conseil de Surveillance sont mentionnés dans le chapitre consacré au gouvernement de l'entreprise. Afin d'appliquer les meilleurs principes de gouvernance dans le processus de sélection du futur Président du Directoire, le comité des nominations et des rémunérations a été spécialement élargi à cette occasion. Après avoir étudié des candidatures internes et externes et conduit plusieurs cycles d'entretiens, le comité a proposé au Conseil, lors d'une réunion extraordinaire du 7 novembre 2006, de désigner M. Christian Streiff comme futur président du Directoire.

La gouvernance du groupe a ainsi parfaitement fonctionné lors de cette étape particulièrement stratégique pour la poursuite de son développement.

Début 2006, le Conseil a procédé à sa propre évaluation. Chacun des membres du Conseil a été appelé à donner son avis sur le fonctionnement de cet organe et à présenter des suggestions pour une plus grande efficacité. Il a été tenu compte des souhaits qui se sont manifestés.

Les résolutions qui vous sont présentées par le Directoire ont recueilli l'assentiment de votre Conseil ou émanent directement de lui.

Malgré la forte baisse des résultats en 2006, votre Conseil de Surveillance a approuvé la proposition du Directoire de fixer le dividende au titre de l'exercice 2006 à 1,35 euro par action, montrant ainsi sa confiance dans la capacité du groupe à redresser rapidement la situation avec un nouveau Directoire et une nouvelle stratégie.

Les mandats de M. Jean Boillot et de M. Jean-Philippe Peugeot viennent à échéance à cette assemblée. Il vous est proposé le renouvellement de celui de M. Jean-Philippe Peugeot.

M. Jean Boillot n'a pas souhaité se représenter. Votre Conseil tient à remercier vivement M. Boillot pour sa très grande contribution au Conseil, et notamment pour le rôle essentiel qu'il a joué, comme vice-président du Conseil, au décès de M. Pierre Peugeot en décembre 2002.

M. Pierre Banzet a fait part au Conseil de sa décision de se retirer du Conseil à la date de la présente assemblée. Le Conseil remercie vivement M. Pierre Banzet pour sa grande contribution apportée lors des réunions du Conseil durant toutes ces années.

Il vous est également proposé de ratifier la cooptation de M. Robert Peugeot, décidée par le Conseil le 6 février 2007 en remplacement de M. Jean-Louis Dumas, et de renouveler son mandat pour une durée de 6 ans. Né en 1950, M. Robert Peugeot était membre du comité exécutif de PSA PEUGEOT CITROËN, directeur innovation et qualité, jusqu'au 6 février 2007 et apportera au Conseil sa grande connaissance du groupe et de l'automobile.

Enfin, la nomination de deux nouveaux membres du Conseil de Surveillance, M. Henri Philippe Reichstul et M. Geoffroy Roux de Bezieux, est proposée au vote de votre assemblée.

Né en 1949 et de nationalité brésilienne, M. Henri Philippe Reichstul est Président Directeur Général de Brenco, Companhia Brasileira de Energia Renovavel. Il apportera au Conseil son expérience des affaires internationales et de la gestion d'entreprises multinationales ainsi que sa connaissance du Brésil, du Mercosur et des énergies renouvelables. M. Reichstul permettra au Conseil de mieux appréhender la stratégie de développement international du groupe, notamment dans cette région prioritaire qu'est le Mercosur.

Né en 1962, M. Geoffroy Roux de Bézieux, de nationalité française, est président directeur général de Virgin Mobile France. Il apportera au Conseil une vision dynamique et internationale d'un secteur en pleine évolution et extrêmement concurrentiel, ainsi que sa connaissance de la grande distribution, du marketing et de la gouvernance des entreprises anglo-saxonnes.

Les résolutions relatives aux rachats d'actions, aux émissions de titres avec ou sans droit préférentiel de souscription, à la réduction de capital par annulation d'actions rachetées, ainsi que l'attribution par le Directoire d'options d'achats d'actions ne sont que le renouvellement d'autorisations accordées lors des précédentes assemblées générales.

La résolution relative à une délégation donnée au Directoire pour émettre des bons de souscription d'actions en période d'offre publique sur les titres de Peugeot S.A. a pour but de doter ce dernier d'une capacité de réaction dans une telle hypothèse.

Votre Conseil vous engage donc à approuver ces résolutions, à l'exception de celle relative à l'augmentation de capital réservée aux salariés.

2007 sera à nouveau marquée par une très forte concurrence en Europe occidentale. Le groupe poursuivra sa politique de lancements de nouveaux modèles avec chez Peugeot la 207 CC, la 207 SW, le 4x4 4007 et un nouveau modèle à forts volumes, et chez Citroën le C4 Picasso et le 4x4 C-Crosser.

Lors de sa réunion du 6 février 2007, le Conseil de Surveillance a nommé un nouveau Directoire présidé par Christian Streiff et composé de cinq membres : Frédéric Saint-Geours, Marque Peugeot, Gilles Michel, Marque Citroën, Grégoire Olivier, Programmes et Roland Vardanega, Techniques et Industrielle.

En plein accord avec Christian Streiff, le Conseil a fixé comme objectif au nouveau Directoire de faire connaître au groupe une nouvelle période de croissance en retrouvant aussi rapidement que possible un développement accéléré et une meilleure rentabilité. Il lui a également demandé, de renforcer le développement international du groupe et d'en faire, en préservant son indépendance, un acteur majeur de l'industrie automobile mondiale.

Dès le 6 février, Christian Streiff a présenté une nouvelle organisation et quatre urgences opérationnelles : la priorité donnée à la qualité, la réduction des coûts, l'accélération du plan produit et l'international. Ces premières orientations ont reçu le total assentiment de votre Conseil.

2. Les atouts stratégiques **et les priorités**

Les atouts stratégiques **et les priorités**

Les atouts du groupe

Le groupe PSA PEUGEOT CITROEN dispose de nombreux atouts stratégiques. Reposant sur des choix qui ont permis au groupe de connaître une forte croissance, ils représentent aujourd'hui les points forts sur lesquels l'entreprise va s'appuyer pour accélérer son développement et retrouver le chemin de la rentabilité.

Deux marques fortes

PSA PEUGEOT CITROËN dispose de deux marques aux personnalités distinctes pour se développer : Peugeot et Citroën, qui commercialisent des gammes de véhicules variées et fortement renouvelées. Constructeur généraliste, PSA PEUGEOT CITROËN conçoit un plan produits basé sur un renouvellement rapide des gammes, l'élargissement de l'offre et la poursuite d'objectifs ambitieux de qualité tant pour les produits que pour les services.

Une capacité d'innovation reconnue au service d'une mobilité durable

Conscient des impacts environnementaux et sociétaux liés à l'usage de ses produits, le groupe commercialise des véhicules dotés de technologies qui répondent à ces enjeux. PSA PEUGEOT CITROËN développe des voitures innovantes, à fort potentiel d'image et attractives pour la clientèle, et affirme une position de leader dans des domaines clés de la technologie automobile, principalement ceux liés à l'environnement, à la sécurité et au confort des automobilistes.

Par sa maîtrise des émissions de CO_2, PSA PEUGEOT CITROËN est le premier constructeur européen de véhicules à consommation modérée.

Le groupe consolide son leadership sur les motorisations diesel. La technologie diesel HDi (injection directe « common rail »), lancée par PSA PEUGEOT CITROËN, est désormais reconnue pour ses qualités environnementales. Elle permet de diminuer les émissions de CO_2 de 20 % par rapport aux moteurs diesel de génération précédente, et de 30 % par rapport à un véhicule à essence. Au-delà de leurs avantages environnementaux, ces moteurs offrent un agrément de conduite remarquable et figurent parmi les plus plébiscités en Europe. Pour les moteurs essence, le groupe a développé des nouvelles technologies, dont témoignent les moteurs de cylindrée moyenne produits depuis 2006 en coopération avec le groupe BMW.

À plus long terme, le groupe mène également de nombreux travaux de recherche permettant d'inscrire l'automobile dans un cadre de mobilité durable.

Deuxième champ d'application des innovations de PSA PEUGEOT CITROËN : la sécurité routière. Le groupe déploie des efforts permanents pour préserver la sécurité de tous. Que ce soit pour prévenir l'accident, en limiter les conséquences ou de manière plus innovante, accélérer l'arrivée des secours lorsque nécessaire, PSA PEUGEOT CITROËN apporte des solutions pragmatiques, accessibles par tous ses clients et souvent en avance sur ses concurrents.

Des équipes compétentes et dynamiques, clé du succès

Au quotidien le groupe s'appuie, à tous les niveaux de l'organisation et dans tous les pays où il se développe, sur des équipes compétentes, motivées et en mesure d'assurer et d'accompagner l'internationalisation du groupe. Pour accompagner ses évolutions, le groupe pratique un dialogue social soutenu et s'attache au respect des droits humains ainsi qu'à l'égalité des chances. La politique sociale du groupe met l'accent sur la santé et la sécurité au travail, le développement des compétences des femmes et des hommes, les rémunérations fondées sur la compétitivité et la performance individuelle et collective. Déployée dans toute l'entreprise, la responsabilité sociale se traduit par des engagements innovants.

Un savoir-faire technique et industriel

Pour accroître les performances de son dispositif industriel, le groupe met en œuvre un plan d'amélioration de l'efficacité industrielle, qui s'appuie d'abord sur la modernisation des process industriels et de la logistique et l'optimisation de la politique d'approvisionnement.

Élément essentiel de ce dispositif de fabrication des véhicules, la politique d'achat vise à optimiser les coûts et la qualité. L'ambition du groupe est également de partager avec ses fournisseurs, dans une démarche d'entreprise élargie, les exigences environnementales et sociales qu'il s'applique.

Pour accélérer son développement et réduire ses coûts au-delà de ce qu'apporte la politique interne de plates-formes, le groupe a également poursuivi une stratégie de coopérations ciblées et inscrites dans le temps avec d'autres constructeurs. Politique unique, elle porte sur le partage entre des constructeurs indépendants, de manière ponctuelle et durable, du développement et de la production de composants ou de bases de véhicules pour lesquels l'effet de taille a un sens. À cet égard, le groupe PSA PEUGEOT CITROËN a conclu des accords de coopérations stratégiques avec Renault, Fiat, Ford, Toyota ou BMW et plus récemment avec Mitsubishi Motors Corporation. Ces accords apportent les économies d'échelle indispensables à la compétitivité, constituent un véritable outil de référence et d'apprentissage des meilleures pratiques du secteur et permettent d'élargir rapidement les gammes de produits respectifs des partenaires.

Un développement sur de nouveaux marchés

Le groupe a de solides têtes de pont dans trois zones de développement prioritaires : la Chine, l'Amérique latine et l'Europe centrale et orientale. Dans ces zones à forte croissance, les ventes de véhicules Peugeot et Citroën progressent sensiblement. Le groupe complète son offre pour répondre aux attentes des clients locaux en développant des modèles spécifiques dans certains pays comme la Chine, le Brésil ou l'Argentine. Dans le cadre de sa stratégie de développement hors d'Europe occidentale, PSA PEUGEOT CITROËN dispose d'implantations industrielles, en partenariat ou en propre, et vise une intégration rapide avec les fournisseurs locaux.

Une situation financière saine

La politique de développement du groupe s'appuie sur une situation financière saine, des capitaux propres maintenus à un niveau significatif et une position financière nette excédentaire pour les activités industrielles et commerciales. Elle vise à développer des produits futurs et accroître les performances de PSA PEUGEOT CIROËN en Europe et à l'international, tout en maintenant un contrôle rigoureux des investissements.

Trois autres métiers performants

Outre son activité majeure de constructeur automobile, le groupe PSA PEUGEOT CITROËN développe trois autres activités. Banque PSA Finance propose aux clients des marques Peugeot et Citroën une gamme complète de financements et de services associés et assure le financement des stocks de véhicules neufs et de pièces de rechange des concessionnaires. Gefco, entreprise de transport et de logistique, développe des activités d'approvisionnement et de distribution pour le groupe ainsi que d'autres clients. Enfin, le groupe PSA PEUGEOT CITROËN est l'actionnaire majoritaire de Faurecia. Équipementier automobile, Faurecia réalise des sièges et des intérieurs de véhicules, des échappements et des blocs avant pour la plupart des grands constructeurs mondiaux et dispose d'une complète autonomie de gestion par rapport à l'activité automobile du groupe dont il est l'un des fournisseurs.

Les priorités du groupe

À court terme, dans un marché automobile fortement concurrentiel où PSA PEUGEOT CITROËN a vu ses ambitions ralenties, le groupe s'est fixé quatre axes d'actions prioritaires opérationnelles.

L'accent est d'abord mis sur la qualité, domaine où l'entreprise poursuit sa mobilisation. Des efforts significatifs ont été réalisés au cours des trois dernières années. Pour autant, l'objectif est désormais de placer rapidement Peugeot et Citroën parmi les meilleures marques du marché tant en qualité produit qu'en qualité de service en accélérant les travaux déjà entamés en matière de conception automobile, dans les usines, chez les fournisseurs et dans les réseaux de concessionnaires.

La seconde priorité porte sur la réduction des coûts. Le groupe s'est armé pour une croissance durable et a vu dériver ses coûts, lorsque cette croissance s'est ralentie. Un changement drastique dans le rythme des économies doit être opéré à court terme : gestion des effectifs, réduction des frais de structure, gains de productivité rapides sur tous les sites et dans toutes les directions de l'entreprise, simplification de l'organisation sont au programme des prochains mois.

La stratégie produit constitue également un axe prioritaire. L'accélération du plan produit et son élargissement doivent mieux répondre aux changements des attentes des clients et à l'intensification de la concurrence mondiale. En outre, l'objectif de raccourcissement des délais de développement des projets futurs doit être remis au centre des préoccupations du groupe compte tenu de l'attrait croissant du marché pour les modèles innovants.

Enfin, la quatrième priorité est l'international où dans un premier temps, le groupe doit se développer rapidement sur ses zones actuelles : changer de taille en Chine, devenir un acteur majeur de l'industrie automobile au Mercosur et continuer l'expansion en Europe centrale et orientale sont les objectifs à court terme du groupe.

Véritable feuille de route des trois années à venir, ces priorités mobilisent l'ensemble de l'entreprise. Afin de gérer et d'accompagner la mise en place de ces actions, le groupe s'appuie désormais sur une nouvelle organisation ; plus opérationnelle, elle simplifie les processus de décisions et permet d'accélérer la mise en œuvre de solutions.

3. Le Gouvernement **de l'entreprise**

La société Peugeot S.A. a adopté depuis 1972 la forme de société à Conseil de Surveillance et Directoire qui permet de distinguer les fonctions de direction et de gestion assumées par le Directoire et les fonctions de contrôle dévolues au Conseil de Surveillance. Cette séparation répond particulièrement bien aux préoccupations d'équilibre des pouvoirs entre les fonctions exécutives et les fonctions de contrôle qui inspirent les principes du gouvernement d'entreprise.

Le Conseil de Surveillance

Mission du Conseil

Le Conseil de Surveillance, conformément à la loi, nomme le Directoire et a une mission de contrôle permanent de la gestion de la société par le Directoire. Il tient des statuts de la société le pouvoir de mettre fin au mandat du Directoire, d'autoriser les opérations sur capital, les émissions obligataires, la passation ou la dénonciation d'accords avec d'autres entreprises analogues engageant l'avenir de la société, ainsi que toute opération majeure de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle. Enfin, le Conseil de Surveillance s'assure que la stratégie mise en œuvre par le Directoire est conforme aux orientations à long terme du groupe telles que le Conseil de Surveillance les a définies. Le Conseil de Surveillance se réunit au moins une fois par trimestre sur un ordre du jour établi par son président.

Composition du Conseil

Le Conseil de Surveillance est composé de douze membres, auxquels sont adjoints trois censeurs ; les membres du Conseil sont nommés par l'Assemblée Générale des actionnaires pour une durée de six ans. Les autres mandats exercés par les membres du Conseil de Surveillance et les censeurs figurent en page 24 du présent document de référence, de même que les dates de nomination et d'expiration des mandats en cours au Conseil de Surveillance de Peugeot S.A.

Le Conseil de Surveillance considère que sa composition reflète de manière appropriée la présence de l'actionnaire de référence constitué par le groupe familial Peugeot dans le capital de Peugeot S.A.

Au 1er mars 2007, le Conseil de Surveillance comprend quatre membres qui représentent l'actionnaire de référence, M. Thierry Peugeot, M. Jean-Philippe Peugeot, Mme Marie-Hélène Roncoroni ainsi que M. Robert Peugeot qui, précédemment au comité exécutif du groupe PSA PEUGEOT CITROËN, a rejoint le Conseil le 6 février 2007. Deux membres leur sont apparentés, M. Pierre Banzet (démissionnaire à la date de l'Assemblée Générale du 23 mai 2007) et M. Marc Friedel.

M. Jean-Louis Masurel, M. Ernest-Antoine Seillière et M. Joseph F. Toot Jr. n'ont aucun lien avec la société, son groupe ou sa direction et apportent au fonctionnement du Conseil de Surveillance leur expérience de gestion dans un environnement international.

M. Jean Boillot, qui n'a pas sollicité le renouvellement de son mandat lors de la présente assemblée, a été président d'Automobiles Peugeot jusqu'en 1990 et a apporté, depuis lors, au Conseil de Surveillance son expérience des activités industrielles et commerciales dans les métiers de l'automobile.

M. Jean-Louis Silvant est ancien membre du comité exécutif du groupe PSA PEUGEOT CITROËN et fait bénéficier le Conseil de son expérience professionnelle acquise intégralement au sein du groupe, notamment dans les domaines de la production et des ressources humaines.

M. Jean-Paul Parayre, ancien président du Directoire de Peugeot S.A. et président du Conseil de Surveillance de Vallourec, apporte sa contribution au Conseil de Surveillance grâce à sa connaissance de l'industrie automobile et du fonctionnement du groupe, ainsi que des pratiques de la gouvernance anglo-saxone.

En application de la recommandation COB du 17 janvier 2003, le Conseil de Surveillance a procédé à un examen de sa composition et considère que peuvent être qualifiés d'indépendants MM. Jean Boillot, Jean-Louis Masurel, Ernest-Antoine Seillière et Joseph F. Toot Jr. Au regard de l'indépendance des membres du Conseil de Surveillance, et par référence aux critères proposés pour les sociétés à Conseil d'Administration par le rapport de place Medef-Afep sur le gouvernement d'entreprise, le Conseil de Surveillance retient les critères d'indépendance proposés, à l'exception toutefois de celui concernant la durée limitée à douze ans pour les mandats successifs, ainsi que celui concernant le fait de ne pas avoir été, au cours des cinq dernières années, mandataire d'une société consolidée.

Il apparaît en effet au Conseil que l'expérience de l'industrie automobile acquise au Conseil est particulièrement souhaitable, s'agissant en particulier d'une activité reposant sur le moyen et le long terme et que le fait d'avoir été, à une époque récente, administrateur d'une société du groupe n'emporte aucun risque quant aux conflits d'intérêts que les règles sur l'indépendance entendent prévenir. Il est précisé qu'aucun membre du Conseil de Surveillance n'exerce une fonction de direction générale ou une fonction salariée dans une société du groupe.

Lorsque, dans le futur, des nominations de nouveaux membres du Conseil de Surveillance seront proposées à l'Assemblée des actionnaires, le Conseil de Surveillance, se fondant sur les travaux du comité des rémunérations et des nominations, apportera toute l'attention requise dans la sélection du ou des candidats retenus, notamment au regard des critères d'indépendance sus-indiqués.

Chaque membre du Conseil de Surveillance doit détenir au moins 25 actions Peugeot S.A.

Activité du Conseil en 2006

Le Conseil de Surveillance s'est réuni cinq fois au cours de l'exercice 2006 ; le taux de présence de ses membres aux réunions a été de 90 %.

Quatre de ses réunions ont été notamment consacrées à l'examen des rapports périodiques du Directoire sur l'activité et les résultats des différents secteurs d'activité du groupe, à l'examen des comptes consolidés et sociaux et à la revue des budgets annuels du groupe et de ses divisions. Le Conseil de Surveillance a été régulièrement tenu informé des travaux de chacun de ses comités.

La cinquième réunion, tenue le 7 novembre 2006, a décidé du choix du futur président du Directoire, Christian Streiff, devant succéder, le moment venu, à Jean-Martin Folz.

Lors de sa réunion du 6 février 2007, le Conseil de Surveillance a mis fin au mandat du Directoire composé de Jean-Martin Folz, Frédéric Saint-Geours et Claude Satinet, et a nommé un nouveau Directoire, élargi à cinq membres, composé de Christian Streiff, président du Directoire, et de Gilles Michel, Grégoire Olivier, Frédéric Saint-Geours et Roland Vardanega, membres du Directoire.

Fonctionnement du Conseil

Le règlement intérieur du Conseil de Surveillance précise notamment ses missions de contrôle permanent ainsi que les missions de contrôle périodique à l'occasion de l'examen du rapport d'activité du Directoire et de la présentation par le Directoire des comptes annuels, des comptes consolidés et du rapport de gestion destiné à l'Assemblée des actionnaires.

Le règlement rappelle que le Conseil de Surveillance doit, conformément à l'article 9 des statuts de Peugeot S.A., donner son autorisation préalable pour les actes suivants du Directoire :
- réaliser toute augmentation de capital en numéraire ou par incorporation de réserves ainsi que toute réduction de capital, autorisées par l'Assemblée Générale des actionnaires,
- réaliser toute émission d'obligations, convertibles ou non, autorisées par l'Assemblée,
- établir tout projet de traité de fusion ou d'acte d'apport partiel d'actif,
- passer ou dénoncer tout accord industriel ou commercial engageant l'avenir de la société Peugeot S.A. avec toute autre entreprise ayant un objet analogue ou connexe à celui de la société, et plus généralement réaliser toute opération majeure de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle.

En outre, le Directoire ne peut accomplir que sur décision prise à l'unanimité de ses membres ou, à défaut, sur autorisation préalable du Conseil de Surveillance, certains actes dépassant des seuils fixés par le Conseil de Surveillance à 50 millions d'euros pour l'achat, la vente, l'échange ou l'apport de tout immeuble d'exploitation et fonds de commerce de la société Peugeot S.A., 50 millions d'euros pour l'achat, l'acquisition ou cession de toute participation dans d'autres entreprises et représentant directement ou indirectement un investissement, une dépense ou une garantie de crédit ou de passif, immédiats ou différés et 100 millions d'euros pour tout emprunt, autre qu'obligataire, de Peugeot S.A.

Le règlement intérieur précise les modes d'information du Conseil de Surveillance, d'établissement de son ordre du jour, les missions de chacun des comités spécialisés du Conseil de Surveillance, ainsi que les obligations incombant aux membres du Conseil de Surveillance, notamment celles tenant à leur qualité d'initiés permanents.

À la suite d'une première évaluation à laquelle il avait procédé en 2004, le Conseil de Surveillance a adressé en 2006 un nouveau questionnaire à chacun de ses membres, portant sur le fonctionnement du Conseil, sa structure, l'organisation de ses réunions et les sujets traités, la qualité des échanges au cours des réunions et l'amélioration de la connaissance du groupe. Le questionnaire a porté également sur les attributions et le compte-rendu des travaux des comités du Conseil. À cette occasion, un certain nombre de suggestions d'amélioration ont été émises et prises en compte par le président du Conseil de Surveillance.

Les comités spécialisés du Conseil

Le Conseil de Surveillance a institué trois comités spécialisés : un comité stratégique, un comité des rémunérations et des nominations et un comité financier.

Le comité stratégique

Mission :

Ce comité, créé en 1998, a pour mission de réfléchir à l'avenir à long terme et aux grandes orientations du groupe. Dans ce cadre, il prend connaissance du plan stratégique à long terme du Directoire. Il est saisi des projets d'opérations importantes et prépare notamment les délibérations du Conseil prises en application de l'article 9 des statuts, qui prévoit une autorisation préalable du Conseil de Surveillance pour certaines opérations stratégiques.

Composition :

Le comité stratégique est composé de six membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :
M. Jean-Philippe Peugeot, président,
M. Jean Boillot,
M. Jean-Paul Parayre,
M. Thierry Peugeot,
M. Ernest-Antoine Seillière,
M. Jean-Louis Silvant.

Activité en 2006 :

Le comité stratégique s'est réuni à deux reprises au cours de l'exercice 2006. Une première réunion, hors la présence du Directoire, a été consacrée à une évaluation du fonctionnement du comité ; une seconde réunion a traité de la stratégie de développement du groupe et des marques en Asie.

En janvier 2007, le comité stratégique s'est réuni, hors la présence du Directoire, avec M. Christian Streiff, pour prendre connaissance de ses premières conclusions et réflexions sur la situation du groupe et sur la stratégie à mettre en place.

Le comité des rémunérations et des nominations

Mission :

Ce comité, créé en 1998, est chargé de préparer les décisions du Conseil de Surveillance en ce qui concerne la rémunération des membres du Directoire, des membres du Conseil de Surveillance et des comités ainsi que, le cas échéant, l'attribution d'options d'achat d'actions aux membres du Directoire. Le comité se tient également informé de l'évolution des rémunérations et des attributions d'options d'achat d'actions des autres dirigeants du groupe. Sa mission ayant été élargie en 2003, ce comité a également un rôle de préparation des délibérations du Conseil de Surveillance en ce qui concerne les nominations de nouveaux membres du Directoire ou du Conseil ; il a ainsi pour mission de déterminer les critères de choix, de préparer la procédure de sélection et les propositions de nomination ou de renouvellement.

Composition :

Le comité des rémunérations et des nominations est composé de deux membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :
M. Thierry Peugeot, président,
M. Ernest-Antoine Seillière.

Activité en 2006 :

En janvier 2006, le comité des rémunérations et des nominations a délibéré pour préparer les décisions du Conseil de Surveillance sur la détermination de la part variable de la rémunération au titre de 2005 de chacun des membres du Directoire. Il s'est également réuni en juillet 2006 pour proposer au Conseil le nombre d'options d'achat d'actions pouvant être attribuées au Directoire.

Le comité des rémunérations et des nominations a également préparé les décisions du Conseil de Surveillance sur le choix du nouveau président du Directoire et la composition du Directoire. À cette occasion, le comité a été élargi par le Conseil pour comprendre MM. Jean-Philippe Peugeot, Jean-Paul Parayre et Jean-Louis Silvant. Dans ce rôle, le comité s'est réuni six fois pour arrêter les méthodes de sélection des candidats, établir la liste des candidats possibles et procéder à une sélection après la conduite d'entretiens. Il a également établi la proposition de rémunération de Christian Streiff dans le cas où sa candidature serait retenue par le Conseil de Surveillance.

En janvier 2007, le comité s'est réuni en vue de proposer au Conseil de Surveillance la nomination des membres du nouveau Directoire, ainsi que les termes de leur rémunération. Il a préparé les décisions du Conseil sur la part variable de la rémunération de MM. Jean-Martin Folz, Frédéric Saint-Geours et Claude Satinet au titre de l'exercice 2006. Il a enfin recommandé la nomination de nouveaux membres au Conseil, et notamment la cooptation de M. Robert Peugeot en remplacement de M. Jean-Louis Dumas.

Le comité financier

Mission :

Le comité financier, mis en place en 2002, donne son avis au Conseil de Surveillance sur les comptes sociaux et consolidés de la société. Il peut être saisi pour examen de tout projet nécessitant l'autorisation préalable du Conseil, notamment en cas d'opérations ayant une incidence sur le capital. Son rôle est de procéder à un examen détaillé de l'élaboration des comptes semestriels et annuels, des opérations financières du groupe les plus significatives et à la revue du tableau de bord financier du groupe. Il suit les engagements hors bilan et les éléments permettant d'apprécier les risques encourus par le groupe.

Le comité financier, qui a accès à l'ensemble des informations qui lui sont nécessaires, rencontre, comme le président du Conseil de Surveillance, tant le responsable du contrôle interne que les Commissaires aux Comptes, avec ou sans la présence des responsables opérationnels du groupe.

Composition :

Le comité financier est composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter :
M. Marc Friedel, président,
M. Jean-Louis Masurel,
Mme Marie-Hélène Roncoroni.

Activité en 2006 :

Le comité financier a tenu quatre réunions en 2006. Au cours de l'exercice, il a revu les comptes annuels 2005 du groupe publiés en février 2006. Il a également étudié la démarche de contrôle interne du groupe et son plan d'audit, la politique fiscale du groupe et la valorisation de ses actifs immobilisés. En présence des Commissaires aux Comptes, il s'est également réuni en juillet 2006 pour examiner les comptes consolidés du premier semestre, ainsi qu'en février 2007 pour examiner les modalités d'arrêté des comptes du groupe pour l'exercice 2006.

Le comité financier a également eu en 2006 une réunion avec les Commissaires aux Comptes, hors la présence du management, au cours de laquelle ont été abordés le contrôle interne et le contenu de l'information financière.

Rémunération du Conseil

Les membres du Conseil de Surveillance ainsi que les censeurs sont rémunérés par des jetons de présence dont le montant annuel autorisé a été fixé à 340 000 euros par l'Assemblée Générale du 26 mai 2004. En 2006, les membres du Conseil de Surveillance et les censeurs ont perçu au total un montant de 313 000 euros au titre de leurs fonctions au Conseil et/ou aux comités du Conseil. Les jetons de présence versés à chaque membre pour son mandat au Conseil de Surveillance s'élèvent à un montant fixe de 17 000 euros. La rémunération complémentaire versée individuellement aux membres des comités est de 5 000 euros, à l'exception des présidents de comité pour lesquels la rémunération est de 10 000 euros. Le président et les vice-présidents du Conseil de Surveillance perçoivent une rémunération supplémentaire particulière fixée par le Conseil de Surveillance, soit 425 000 euros pour le président et 22 860 euros pour chacun des vice-présidents. Enfin, en 2006, une rémunération complémentaire de 2 500 euros a été versée à M. Jean-Philippe Peugeot, M. Jean-Paul Parayre et M. Jean-Louis Silvant pour leur mission au sein du comité élargi des rémunérations et des nominations. Le détail des sommes perçues par chaque membre du Conseil de Surveillance et par les censeurs figure en page 37 du présent document de référence.

Situation des mandataires sociaux

M. Thierry Peugeot, M. Jean-Philippe Peugeot, M. Robert Peugeot, Mme Marie-Hélène Roncoroni, M. Pierre Banzet et M. Marc Friedel sont apparentés. Il n'existe aucun lien familial entre les autres mandataires sociaux de Peugeot S.A.

Aucun prêt, ni garantie n'est accordé ou constitué en faveur de mandataires sociaux par la société ou une société de son groupe.

Aucun actif nécessaire à l'exploitation n'appartient à un mandataire social, ni à sa famille.

À la connaissance de la société, il n'y a aucun conflit d'intérêt entre les obligations envers Peugeot S.A. des mandataires sociaux et leurs intérêts personnels ou leurs autres obligations.

Il n'existe pas de contrat de service liant les mandataires sociaux à Peugeot S.A. ou à l'une quelconque de ses filiales et prévoyant l'octroi d'avantages au terme de ce contrat.

À la connaissance de la société, aucun mandataire social de Peugeot S.A. n'a fait l'objet d'une condamnation pour fraude prononcée au cours des cinq dernières années. Aucune de ces personnes n'a participé en qualité de mandataire social à une faillite, mise sous séquestre ou liquidation au cours des cinq dernières années et aucune n'a fait l'objet d'une incrimination et/ou sanction publique officielle prononcée par une autorité statutaire ou règlementaire. Aucune n'a été empêchée par un tribunal d'agir en qualité de membre d'un organe d'administration, de direction ou de surveillance d'un émetteur ni d'intervenir dans la gestion ou la conduite des affaires d'un émetteur au cours des cinq dernières années.

Il est rappelé qu'aux termes de la loi sur les sociétés commerciales, c'est l'Assemblée Générale des actionnaires qui est seule compétente pour révoquer un membre du Conseil de Surveillance. Les membres du Directoire peuvent être révoqués, conformément aux statuts de la société, par le Conseil de Surveillance et, conformément à la loi, par l'Assemblée Générale des actionnaires.

Le Directoire et l'exécutif du groupe

Le Directoire

Précédemment composé de M. Jean-Martin Folz, président, M. Frédéric Saint-Geours et M. Claude Satinet, le Directoire de Peugeot S.A. est, depuis le 6 février 2007, composé de cinq membres : M. Christian Streiff, président, M. Grégoire Olivier, M. Frédéric Saint-Geours, M. Gilles Michel et M. Roland Vardanega.

Le Comité de Direction Générale

La direction exécutive du groupe PSA PEUGEOT CITROËN est assurée par le Directoire complété du Comité de Direction Générale, composé de dix membres. Au 6 février 2007, ce comité est composé de :
M. Christian Streiff, président du Directoire, M. Frédéric Saint-Geours, membre du Directoire (Marque Peugeot), M. Gilles Michel, membre du Directoire (Marque Citroën), M. Grégoire Olivier, membre du Directoire (Programmes) M. Roland Vardanega, membre du Directoire (Technique et Industrielle), Mme Isabel Marey-Semper (Stratégie et Innovation), Mme Sylvie Rucar (Finances et Informatique), M. Jean-Luc Vergne (Ressources Humaines), M. Jean-Claude Hanus (Juridique, Relations Institutionnelles et Audit), Mme Liliane Lacourt (Communication).

Ce Comité de Direction Générale est complété de M. Denis Duchesne (Chine), M. Vincent Rambaud (Mercosur), M. Jean-Philippe Collin (Achats), M. Daniel Marteau (Pièces de Rechange) et M. Alain Sartoris (Cadres Dirigeants), chacun étant directement rattaché au président du Directoire, pour former le Comité de Direction élargi.

Rémunération du Directoire

La rémunération de chacun des membres du Directoire est déterminée par le Conseil de Surveillance après examen des propositions du comité des rémunérations et des nominations. Elle comprend une part fixe et une part variable.

Pour le Directoire qui a exercé ses fonctions au cours de l'exercice 2006, le détail des rémunérations perçues par ses membres au titre de l'exercice 2006 figure en page 37 du présent document de référence.

Le Directoire de cinq membres en fonction depuis le 6 février 2007 bénéficie également d'une rémunération composée d'une part fixe et d'une part variable. La rémunération annuelle fixe de M. Christian Streiff a été fixée à 1 000 000 euros et celle de chacun des autres membres du Directoire à 600 000 euros. La part variable de la rémunération du président du Directoire peut varier, sauf circonstances exceptionnelles, de 50 % à 110 % du montant de la part fixe de sa rémunération ; la part variable de la rémunération des autres membres du Directoire peut varier de 0 à 100 % du montant de la part fixe de leur rémunération. La part variable, telle que déterminée par le Conseil de Surveillance, comprendra une première partie commune à tous les membres du Directoire et assise sur les résultats consolidés du groupe (marge opérationnelle, cash flow et rentabilité des capitaux employés) ; la deuxième partie sera assise sur la réalisation d'objectifs qui sont fixés pour chacun d'entre eux et qui touchent plus directement les domaines dont ils ont la responsabilité, un de ces objectifs étant systématiquement relatif à la qualité.

Engagements pris au bénéfice des membres du Directoire

Conformément aux décisions prises par le Conseil de Surveillance, le contrat de travail de chacun des membres du Directoire, qui a été suspendu lors de leur nomination comme mandataire social, reprendra effet lors de la cessation de ce mandat social. Les conditions de rémunération attachées à ce contrat seront alors égales à la dernière rémunération fixe décidée par le Conseil de Surveillance, augmentée de la moyenne des trois dernières rémunérations variables ; toute la durée passée à l'exercice du mandat social sera considérée comme durée de présence dans l'entreprise à retenir pour calculer l'ancienneté dans l'exercice du contrat de travail.

MM. Jean-Martin Folz et Claude Satinet ont quitté le Directoire le 6 février 2007, retrouvant ainsi le bénéfice de leur contrat de travail à un niveau de rémunération égal à leur dernière rémunération fixe décidée par le Conseil de Surveillance, augmentée de la moyenne des trois dernières rémunérations variables. L'un et l'autre ont été mis à la retraite à compter du 1er mars 2007 dans les conditions de la convention collective de la métallurgie, compte tenu de leur ancienneté.

Chacun des membres du Directoire bénéficie, en outre , d'une convention d'assurance collective afin de compléter les régimes de retraite obligatoires et conventionnels jusqu'à un maximum de 50 % d'une rémunération de référence égale à la moyenne des trois meilleures rémunérations brutes, part variable incluse, des cinq dernières années d'activité de chaque bénéficiaire. Ce régime particulier est octroyé à la condition que le bénéficiaire ait occupé pendant au moins cinq ans une fonction de dirigeant et quitte le groupe pour partir à la retraite.

Il n'existe aucun engagement donné en faveur des membres du Directoire, passés ou actuels, concernant des indemnités de départ à l'occasion de la cessation de leur mandat.

Options d'achat d'actions

Le Directoire, en plein accord avec le Conseil de Surveillance et dans les limites fixées par l'Assemblée Générale des actionnaires, a fixé pour règle, à compter de 2002, pour l'attribution éventuelle dans une année donnée d'options d'achat d'actions au bénéfice des dirigeants et salariés de la société ou des sociétés qui lui sont liées, que le cours de référence de ce plan d'option serait la moyenne des premiers cours cotés lors des 20 séances de bourse suivant la publication par Peugeot S.A. de ses résultats consolidés du premier semestre et de n'effectuer aucun rabais sur ce cours moyen. En 2006, le Directoire, faisant usage de l'autorisation conférée par l'Assemblée Générale du 24 mai 2006, a mis en place le 23 août, un plan d'options d'achat d'actions Peugeot S.A. portant sur 983 500 actions à un prix de 41,14 euros par option.

Le Conseil de Surveillance déterminera lors de sa réunion de juillet 2007, et conformément à la loi, les modalités de conservation par les mandataires sociaux des actions levées dans le cadre d'éventuels plans d'options d'achat d'action futurs.

Le détail des options d'achat d'actions Peugeot S.A. allouées aux membres du Directoire au cours de l'exercice 2006 figure en page 38 du présent document de référence.

Le détail des plans d'options d'achat d'actions en vigueur au 31 décembre 2006, le nombre global des options attribuées aux onze plus importants bénéficiaires non mandataires sociaux du plan d'option d'achat 2006, ainsi que le nombre des options levées en 2006 figurent en pages 38 et 285 du présent document de référence.

Faurecia met en place ses propres plans d'attribution d'options. Le principe d'attribution d'une tranche d'options de souscription ou d'achat d'actions ne peut être décidé qu'une fois par an, sans aucun rabais sur la moyenne des cours de bourse prise en considération, au cours de la réunion du Conseil qui se tient au mois de février en vue d'arrêter les comptes annuels. La liste des bénéficiaires d'options ainsi que le nombre d'options attribuées à chacun et le prix des options, à partir de la moyenne des premiers cours cotés durant les vingt dernières séances de bourse précédant l'attribution effective, sont déterminés dans le courant du mois d'avril, lors de la réunion du Conseil devant convoquer l'Assemblée. En 2006, Faurecia a mis en place le 13 avril un plan d'options de souscription d'actions Faurecia portant sur 284 000 actions à un prix de 53,80 euros par option.

Le contrôle interne et externe

Le contrôle du groupe est assuré à la fois par des structures internes (Conseil de Surveillance, audit interne) et externes (Commissaires aux Comptes et, s'agissant de Banque PSA Finance, Commission Bancaire de la Banque de France).

Le contrôle interne

Le contrôle interne couvre l'ensemble des processus et procédures mis en œuvre par tout le personnel du groupe afin de fournir une assurance raisonnable quant à la tenue des trois objectifs suivants : réalisation et optimisation des opérations ; fiabilité des opérations financières ; conformité aux lois et réglementations en vigueur. Le contrôle interne contribue à la réalisation des objectifs en matière de performance et de rentabilité ; il ne fournit cependant pas une garantie absolue contre toute erreur humaine ou fraude.

L'organisation générale du contrôle interne de PSA PEUGEOT CITROËN repose sur le fonctionnement opérationnel du groupe.

La structure générale des délégations et des subdélégations de pouvoirs prend en compte l'organisation mise en place dans le groupe. Les pouvoirs précisent le rôle et les responsabilités de chacun, en mentionnant les domaines dans lesquels la délégation s'applique, en rappelant les attributions et en précisant, quand cela est nécessaire, les réglementations auxquelles il faut veiller et les pratiques qu'il faut mettre en œuvre.

Le groupe a publié en 2003 une Charte Éthique qui formalise les principes d'action et de comportement auxquels chacun dans le groupe doit se conformer. Cette charte est en permanence à la disposition des membres du personnel sur le site intranet du groupe. Un Délégué à l'Éthique a été nommé par le Directoire afin de répondre aux questions des collaborateurs en cas de difficulté d'interprétation ou de doute sur les modalités d'application de la charte.

L'audit interne fait partie de la Direction Juridique, des Relations Institutionnelles et de l'Audit, placée sous l'autorité directe du président du Directoire. Le responsable de l'audit interne a autorité hiérarchique sur l'audit interne central et autorité fonctionnelle sur l'ensemble des services d'audit rattachés aux directions de la division automobile et aux autres directions du groupe. Cela lui permet de veiller à ce que l'organisation globale de l'audit interne couvre efficacement l'ensemble des activités du groupe, de s'assurer de la qualité des missions menées et de vérifier la mise en œuvre effective des plans d'actions issus des missions d'audit.

L'audit interne est chargé de :
- garantir la bonne application du contrôle interne ;
- évaluer l'application et l'efficacité des processus et modes de fonctionnement les plus critiques ;
- proposer des améliorations visant à faire progresser la performance des directions et filiales du groupe.

Pour réaliser sa mission, l'audit interne s'appuie sur un plan d'audit annuel, validé par le comité exécutif auquel il rapporte deux fois par an.

Le contrôle interne repose d'abord sur des procédures financières et comptables.

L'élaboration des états financiers consolidés est assurée par une direction centrale, en charge des normes comptables du groupe et de la consolidation.

Le contrôle de gestion repose sur un maillage et sur une organisation à trois niveaux : une direction centrale, la gestion de chacune des divisions du groupe et la gestion de chaque unité opérationnelle.

L'information financière mise à disposition par le groupe procède des états financiers consolidés du groupe, arrêtés par le Directoire et soumis au Conseil de Surveillance, et des analyses de gestion de ces états financiers. Elle est systématiquement validée par les Commissaires aux Comptes avant publication.

Concernant la trésorerie, l'organisation du groupe repose sur une centralisation des décisions de financement et des relations bancaires ainsi que de la gestion de trésorerie des entités du groupe sur la zone euro, du traitement des flux en devises et des opérations associées sur le marché des changes et des opérations de marché relatives aux taux d'intérêt. Les traitements des flux et des soldes de trésorerie des entités hors zone euro font l'objet d'un pilotage central détaillé, pour les opérations qui sont mises en œuvre localement.

La direction fiscale du groupe est en charge de gérer l'ensemble de la situation fiscale du groupe, en s'assurant du respect des législations et réglementations en vigueur tout en veillant à l'optimisation de la charge effective d'impôt. Elle centralise à cet effet la gestion de la situation fiscale des entités du groupe en France, la gestion des contrôles et des contentieux fiscaux, la fiscalité des opérations structurantes telles qu'acquisitions, cessions ou réorganisations de sociétés et la fiscalité des flux transfrontaliers. Elle supervise les autres opérations menées localement.

Pour les activités opérationnelles, les procédures mises en place et leur contrôle visent à maîtriser chaque fonction au sein de la division automobile.

Pour la recherche et développement, le développement de chaque nouveau véhicule ou organe est organisé en structure projet, avec ses objectifs de rentabilité et de coûts ; il est contrôlé tout au long du projet par une équipe spécifique.

La fonction achat du groupe détermine et conduit au plan mondial la politique d'achat pour les activités automobiles du groupe. Son organisation vise à faire participer les fournisseurs à la conception des produits et des moyens et à faire réaliser les pièces automobiles, les biens d'équipement et les prestations de service qui satisfont aux exigences du groupe en termes de qualité, coûts et délais. L'équipe d'audit interne de la direction des achats évalue le bon niveau de maîtrise du contrôle interne, l'application et l'efficacité des procédures et propose des améliorations.

La production industrielle est placée sous l'autorité d'une direction unique qui dirige, anime et contrôle l'ensemble des sites industriels, avec pour objectifs majeurs de garantir la production demandée en quantité, conformément aux référentiels techniques et qualité et en maîtrisant les coûts et les délais. Le contrôle interne de la direction des fabrications s'appuie sur un ensemble de procédures de fonctionnement définies de manière unique. Il s'articule autour d'un pilotage opérationnel de chaque usine, d'un reporting central disponible en temps réel pour les indicateurs physiques et d'un système d'amélioration permanent suivi par un ensemble d'indicateurs communs à l'ensemble des sites industriels.

Les marques Peugeot et Citroën ont pour mission de définir et de commercialiser leurs produits et services sur un périmètre mondial en développant leur image et leurs parts de marché. Le contrôle interne de chaque marque s'appuie sur la description des processus et des procédures de fonctionnement dans les directions centrales, les filiales d'importation et les points de vente. Il s'articule autour d'un pilotage opérationnel par la direction générale de chaque marque, relayé dans chaque direction, filiale et point de vente, et d'un système de contrôle et d'amélioration continue.

Les autres divisions du groupe appliquent sous des formes propres à leur organisation les mêmes normes et principes que la division automobile.

Banque PSA Finance est par ailleurs soumise, compte tenu de son statut, aux dispositions de la réglementation bancaire et les applique de manière stricte.

En tant que société indépendante, Faurecia dispose de son système de contrôle interne qui est décrit dans son propre document de référence.

Les auditeurs externes

Conformément à la loi française sur les sociétés commerciales, la certification des comptes consolidés et des comptes sociaux de Peugeot S.A. est effectuée par deux Commissaires aux Comptes qui procèdent ainsi à un examen conjoint de l'ensemble des comptes, des modalités de leur établissement et des procédures de contrôle interne du groupe.

Les deux Commissaires aux Comptes, PricewaterhouseCoopers Audit et Mazars & Guérard ont été mandatés par l'Assemblée Générale du 25 mai 2005, après réalisation d'un appel d'offres mené par le comité financier du Conseil de Surveillance. Leur mandat expire lors de l'Assemblée Générale qui statuera en 2011 sur les comptes de l'exercice 2010.

PricewaterhouseCoopers Audit et Mazars & Guérard exercent, à travers les membres de leur réseau dans chaque pays, les fonctions d'auditeur légal de l'ensemble des sociétés consolidées par intégration globale du groupe, à l'exception des sociétés du groupe Faurecia.

Ils sont ainsi en mesure d'exercer pleinement leur mission sur les comptes consolidés du groupe PSA PEUGEOT CITROËN. Depuis l'exercice 2003, les Commissaires aux Comptes exercent un audit en continu des principales sociétés françaises de la division automobile et de l'activité de financement, qui permet d'améliorer les conditions d'exercice de leur mission. PricewaterhouseCoopers Audit, en sa qualité de Commissaire aux Comptes du groupe, effectue également un examen des processus d'établissement des informations environnementales et sociales publiées sur le site Internet développement durable de PSA PEUGEOT CITROËN.

Pour Faurecia, les deux Commissaires aux Comptes, PricewaterhouseCoopers Audit et Ernst & Young Audit, ont été mandatés par l'Assemblée Générale du 1er juin 2001 et leur mandat expirera lors de l'Assemblée Générale qui statuera sur les comptes de l'exercice 2006. Les Commissaires aux Comptes des sociétés en coopération avec d'autres constructeurs automobiles, qui sont consolidées par mise en équivalence, sont désignés avec les partenaires de chaque coopération.

Pour l'exercice 2006, la rémunération des auditeurs au titre de leur mission d'audit s'est élevée à 8,9 millions d'euros pour PricewaterhouseCoopers, 1,9 million d'euros pour Mazars & Guérard et 1,9 million d'euros pour Ernst & Young. Aucune prestation autre que l'audit n'a été assurée par ces cabinets d'audit.

Les conditions dans lesquelles des missions autres que l'audit des sociétés du groupe peuvent être confiées aux cabinets de Commissaires aux Comptes, ont été redéfinies de manière restrictive en conformité avec la loi de sécurité financière.

Honoraires des Commissaires aux Comptes

	PricewaterhouseCoopers		Mazars & Guérard		Ernst & Young (Faurecia)	
(en millions d'euros)	**2006**	2005	**2006**	2005	**2006**	2005
Audit						
Commissariat aux Comptes, certification, examen des comptes individuels et consolidés						
- Émetteur	0,4	0,4	0,1	0,1	-	-
- Filiales intégrées globalement	8,4	8,8	1,8	1,7	1,9	1,6
Autres diligences et prestations directement liées à la mission de Commissaire aux Comptes						
- Émetteur	-	-	-	-	-	-
- Filiales intégrées globalement	0,1	0,1	-	-	-	0,2
Sous-total	**8,9**	**9,3**	**1,9**	**1,8**	**1,9**	**1,6**
	100 %	*100 %*	*99 %*	*100 %*	*100 %*	*100 %*
Autres prestations rendues par les réseaux aux filiales intégrées globalement						
Juridiques, fiscales, sociales	0,0	-	0,0	-	-	-
Autres	-	-	-	-	-	-
Sous-total	**0,0**	-	**0,0**	-	-	-
	0 %		*0 %*			
Total	**8,9**	**9,3**	**1,9**	**1,8**	**1,9**	**1,6**
Dont équipementier	*3,1*	*3,5*	-	-	*1,9*	*1,6*
Hors équipementier	*5,8*	*5,8*	*1,9*	*1,8*	-	-

Les auditeurs du groupe PSA PEUGEOT CITROËN sont PricewaterhouseCoopers et Mazars & Guérard. Le groupe Faurecia dispose de ses propres auditeurs, qui sont PricewaterhouseCoopers et Ernst & Young.

Organes de surveillance **et de direction**

Mandats exercés au cours de l'exercice 2006

CONSEIL DE SURVEILLANCE

Thierry Peugeot Date du premier mandat au Conseil de Surveillance : 19 décembre 2002 Échéance du mandat en cours : 2010 Né le 19 août 1957 **Président du Conseil de Surveillance** **Président du comité des rémunérations et des nominations** **Membre du comité stratégique** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris France	**Président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2006, M. Thierry Peugeot est également :** **Vice-président** d'Établissements Peugeot Frères. **Administrateur** de Société Foncière, Financière et de Participations – FFP, LFPF – La Française de Participations Financières, Société Anonyme de Participations – SAPAR, Immeubles et Participations de l'Est, Faurecia, Compagnie Industrielle de Delle, Air Liquide. **Représentant permanent** de la Compagnie Industrielle de Delle au Conseil d'Administration de LISI. **Mandats expirés au cours des cinq derniers exercices :** **Président** d'Immeubles et Participation de l'Est. **Administrateur** d'AMC Promotion. **Gérant** de la SCI du Doubs. **Expertise et expérience professionnelle complémentaire :** M. Thierry Peugeot a exercé des fonctions de directeur général d'entreprises du secteur automobile et possède une expérience de gestion de sociétés à l'étranger. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006 :** 900 actions.
Jean Boillot Date du premier mandat au Conseil de Surveillance : 18 avril 1990 Échéance du mandat en cours : 2007 Né le 6 février 1926 **Vice-président du Conseil de Surveillance** **Membre du comité stratégique** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris France	**Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2006, M. Jean Boillot n'a pas d'autre mandat en cours.** **Mandat expiré au cours des cinq derniers exercices :** **Administrateur** de Peugeot Motor Company Plc. **Expertise et expérience professionnelle complémentaire :** M. Jean Boillot a été président d'Automobiles Peugeot jusqu'en 1990. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006 :** 150 actions.

Jean-Philippe Peugeot Date du premier mandat au Conseil de Surveillance : 16 mai 2001 Échéance du mandat en cours : 2007 Né le 7 mai 1953 **Vice-président du Conseil de Surveillance** **Président du comité stratégique** Adresse professionnelle : Établissements Peugeot Frères 75, avenue de la Grande-Armée 75016 Paris France	**Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Président d'Établissements Peugeot Frères** **Au 31 décembre 2006, M. Jean-Philippe Peugeot est également :** **Président du Conseil d'Administration** de Nutrition et Communication SAS. **Vice-président** de Société Foncière, Financière et de Participations – FFP. **Administrateur** de LFPF – La Française de Participations Financières, Immeubles et Participations de l'Est, Linedata Services. **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** M. Jean-Philippe Peugeot a effectué toute sa carrière chez Automobiles Peugeot. Il a notamment été directeur d'une filiale commerciale d'Automobiles Peugeot pendant huit ans et directeur de Peugeot Parc Alliance pendant quatre ans. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 150 actions.
Pierre Banzet Date du premier mandat au Conseil de Surveillance : 23 juin 1994 Échéance du mandat en cours : 2011 Né le 18 juillet 1929 **Membre du Conseil de Surveillance** Adresse professionnelle : 3, rue de la Montagne Sainte Geneviève 75005 Paris France	**Professeur de médecine honoraire** **Membre de l'académie de médecine** **Au 31 décembre 2006, M. Pierre Banzet n'a pas d'autre mandat en cours.** **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** M. Pierre Banzet est membre du Conseil de Surveillance de PSA PEUGEOT CITROËN depuis 1994. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 600 actions.

Jean-Louis Dumas

Date du premier mandat au Conseil de Surveillance : 16 mai 2001
Démission : 30 juin 2006

Né le 2 février 1938

Membre du Conseil de Surveillance
Membre du comité stratégique

Adresse professionnelle :
Hermès International
24, rue Faubourg Saint-Honoré
75008 Paris
France

Gérant d'Emile Hermès
Ancien gérant et associé commandité d'Hermès International

Au 30 juin 2006, M. Jean-Louis Dumas est également :

Président du Conseil d'Administration d'Hermès Greater China, Hermès Japon, Hermès Retail (Malaysia).
Vice-président et membre du Conseil de Surveillance de Gaulme.
Gérant de Berfa, SCI Briand Villiers I, SCI Briand Villiers II, Société Immobilière du Faubourg Saint-Honoré - SIFAH.
Administrateur de La Montre Hermès, Compagnie des Cristalleries de Saint-Louis, Hermès Grèce, Hermès de Paris.
Administrateur suppléant de Boissy Mexico.
Membre du Conseil de Direction d'Hermès Sellier.
Représentant permanent de Hermès International
À la présidence de : Hermès Interactif, Motsch Georges V, Isamyol 8 (devenue Hercia), Isamyol 9, Isamyol 10, Isamyol 11, Isamyol 12, Compagnie Hermès de Participations.
À la gérance de : SCI Auger Hoche, SCI Boissy les Mûriers, SCI Boissy Nontron, SCI Edouard VII, Immauger, SCI Les Capucines.

Mandats expirés au cours des cinq derniers exercices :

Président directeur général de Castille Investissements, Compagnie Hermès de Participations, La Montre Hermès.
Président du Conseil d'Administration de Sport Soie, Hermès of Hawaii, Hermès of Paris, Hermtex, Hermès de Paris (Mexico), Hermès Canada, Hermès Suisse, Ex-Pili, Hermès Holdings US, Hermès Gestion Inc.
Président et membre du comité de direction de Holding Textile Hermès.
Président du Conseil de Direction de Compagnie Hermès de Participations.
Président du Conseil de Surveillance de Hermès Prague.
Gérant de SCI Auger Hoche.
Administrateur et représentant légal de Hermès Korea, Hermès Korea Travel Retail.
Administrateur de L'Oréal, Hermès Sellier, Gaumont, Hermès Ibérica, Hermès Italie, Hermès Benelux, Hermès GB, J.L. & Co, Herlee, Saint-Honoré Chile, Hermès South East Asia, Hermès Australia, John Lobb Japon, Boissy Mexico, Saint-Honoré (Bangkok).
Représentant permanent de Hermès International
À la présidence de : Isamyol 7, Maroquinerie de Belley, Maroquinerie des Ardennes.
Au Conseil d'Administration de : Financière Saint-Eloi, John Lobb, Tissages Perrin, Tissages Verel, Héraklion.
À la gérance de : SCI Boissy Belley, SCI Boissy Bogny, SCI Boissy Saint-Honoré, SCI Les Jonquilles Soleil, SCI Honossy.
Représentant permanent de Castille Investissements
Au Conseil d'Administration de : Compagnie des Arts de la Table, Hermès Porcelaine Perigord.
Au Conseil de Direction de Compagnie des Arts de la Table.
Représentant permanent de Sport Soie
Au Conseil d'Administration de : Ateliers A.S., Ganterie de Saint-Julien, Sin Rejac, Soficuir International, Manufacture de Seloncourt.
Au Conseil de Direction de : Manufacture de Seloncourt, Ganterie de Saint-Julien.
Représentant permanent de Holding Textile Hermès au Conseil d'Administration de la Société d'Impression sur Étoffes du Grand-Lemps.
Représentant permanent de la Compagnie Hermès de Participations
Au Conseil d'Administration de Bagages & Cuirs.
Au Conseil de Direction de Bagages & Cuirs.
Membre du Conseil de Surveillance de Leica Camera AG.

Expertise et expérience professionnelle complémentaire :

M. Jean-Louis Dumas est entré chez Hermès en 1964. Il a été nommé directeur général en 1971 et a assuré la présidence du Groupe Hermès à compter de 1978. Entre 1995 et 2006, il était gérant associé commandité d'Hermès International. Il est également gérant de la société Emile Hermès.

Nombre de titres Peugeot S.A. détenus au 30 juin 2006 : 300 actions.

Marc Friedel Date du premier mandat au Conseil de Surveillance : 26 juin 1996 Échéance du mandat en cours : 2008 Né le 21 juillet 1948 **Membre du Conseil de Surveillance** **Président du comité financier** Adresse professionnelle : 14, rue Edgar Faure 75015 Paris France	**Consultant** **Au 31 décembre 2006, M. Marc Friedel est également :** **Représentant permanent** de Sofinaction (Groupe CIC) au Conseil d'Administration de la Société Nancéienne Varin-Bernier (SNVB). **Mandats expirés au cours des cinq derniers exercices :** **Membre du Conseil de Surveillance** des Presses Universitaires de France. **Vice-président du Conseil d'Administration** de la Librairie Ernest *Flammarion.* **Expertise et expérience professionnelle complémentaire:** M. Marc Friedel a été président directeur général, de 1989 à 1999, de la société Berger-Levrault, société cotée à la Bourse de Paris. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 150 actions.
Jean-Louis Masurel Date du premier mandat au Conseil de Surveillance : 27 août 1987 Échéance du mandat en cours : 2011 Né le 18 septembre 1940 **Membre du Conseil de Surveillance** **Membre du comité financier** Adresse professionnelle : Arcos Investissement 10 A, rue de la Paix 75002 Paris France	**Président d'Arcos Investissement** **Au 31 décembre 2006, M. Jean-Louis Masurel est également :** **Président du Conseil d'Administration** de Sogetel, filiale de la Société des Bains de Mer (Monaco). **Vice-président du Conseil de Surveillance** de Oudart S.A. **Administrateur** de la Société des Bains de Mer (Monaco), Compagnie de Transports Financière et Immobilière – Cotrafi, Oudart Gestion S.A., Gondrand (filiale de Cotrafi), Banque J. Safra (Monaco). **Membre du Conseil de Surveillance** de 21 Centrale Partners S.A. **Expertise et expérience professionnelle complémentaire** : M. Jean-Louis Masurel a exercé les fonctions de vice-président directeur général de Moët-Hennessy puis de LVMH de 1983 à 1989. Depuis 1995, il est administrateur et président du comité financier de la Société des Bains de Mer (Monaco). **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 600 actions

Jean-Paul Parayre Date du premier mandat au Conseil de Surveillance : 11 décembre 1984 Échéance du mandat en cours : 2011 Né le 5 juillet 1937 **Membre du Conseil de Surveillance** **Membre du comité stratégique** Adresse professionnelle : 203, avenue de Molière 1050 Bruxelles Belgique	**Président du Conseil de Surveillance de Vallourec** **Au 31 décembre 2006, M. Jean-Paul Parayre est également :** **Président du Conseil de Surveillance** de Stena Maritime. **Administrateur** de Bolloré Investissement, SNEF, Stena International Sarl. **Membre du Conseil Consultatif** de V&M do Brasil. **Mandats expirés au cours des cinq derniers exercices :** **Administrateur** de SDV Cameroun, Stena Line, Seabulk, Sea-invest France, Carillion plc, Stena UK, SDV Congo, Stena International BV. **Membre de l'Advisory Board** de Candover. **Expertise et expérience professionnelle complémentaire :** M. Jean-Paul Parayre a exercé plusieurs fonctions de direction dans des groupes industriels et de services. Entre 1977 et 1984, il préside le Directoire de PSA PEUGEOT CITROËN. Entre 1984 et 1990, il est directeur général puis président du Directoire de Dumez avant de devenir vice-président directeur général de Lyonnaise des Eaux Dumez de 1990 à 1992. Il intègre le groupe Bolloré en 1994 en tant que vice-président directeur général jusqu'en 1999. Il occupe également la fonction de président directeur général de Saga entre 1996 et 1999. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 11 396 actions.
Marie-Hélène Roncoroni Date du premier mandat au Conseil de Surveillance : 2 juin 1999 Échéance du mandat en cours : 2011 Née le 17 novembre 1960 **Membre du Conseil de Surveillance** **Membre du comité financier** Adresse professionnelle : FFP 75, avenue de la Grande-Armée 75016 Paris France	**Vice-président de Société Foncière, Financière et de Participations – FFP** **Au 31 décembre 2006, Mme Marie-Hélène Roncoroni est également :** **Administrateur** de LFPF – La Française de Participations Financières, Société Anonyme de Participations – SAPAR, Établissements Peugeot Frères, Immeubles et Participations de l'Est. **Représentant permanent** de Société Anonyme de Participation – SAPAR au Conseil d'Administration de la Société des Immeubles de Franche-Comté, de Immeubles de Franche-Comté au Conseil d'Administration de la Société Anonyme Comtoise de Participation. **Mandat expiré au cours des cinq derniers exercices :** **Représentant permanent** de Comtoise de Participation au Conseil d'Administration de la Sedim. **Expertise et expérience professionnelle complémentaire :** Mme Marie-Hélène Roncoroni a débuté sa carrière dans un cabinet d'audit anglo-saxon avant d'occuper des fonctions à la direction financière du groupe PSA PEUGEOT CITROËN durant 7 années. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 150 actions.

Ernest-Antoine Seillière Date du premier mandat au Conseil de Surveillance : 22 juin 1994 Échéance du mandat en cours : 2012 Né le 20 décembre 1937 **Membre du Conseil de Surveillance** **Membre du comité stratégique** **Membre du comité des rémunérations et des nominations** Adresse professionnelle : Wendel Investissement 89, rue Taitbout 75009 Paris France	**Président du Conseil de Surveillance de Wendel Investissement** **Au 31 décembre 2006, M. Ernest-Antoine Seillière est également :** **Président du Conseil d'Administration et directeur général** de Société Lorraine de Participations Sidérurgiques – SLPS. **Président du Conseil de Surveillance** de Oranje – Nassau Groep B.V. **Membre du Conseil de Surveillance** de Bureau Veritas, Editis Holding, Gras-Savoye, Hermès International S.A. **Administrateur** de Legrand et Sofisamc (Suisse). **Mandats expirés au cours des cinq derniers exercices :** **Président directeur général** de CGIP, Marine-Wendel, Legrand Holding. **Vice-président du Conseil d'Administration** de Cap Gemini. **Administrateur** d'Editis. **Représentant permanent** de Sofiservice au Conseil d'Administration de Bureau Veritas. **Expertise et expérience professionnelle complémentaire :** M. Ernest-Antoine Seillière a exercé divers postes de président et administrateur de sociétés. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 600 actions.
Jean-Louis Silvant Date du premier mandat au Conseil de Surveillance : 24 mai 2006 Échéance du mandat en cours : 2012 Né le 7 février 1938 **Membre du Conseil de Surveillance** Adresse professionnelle : La Martinerie 35, rue de la fontaine 37370 Neuvy le Roi France	**Ancien membre du comité exécutif de PSA PEUGEOT CITROËN** **Au 31 décembre 2006, M. Jean-Louis Silvant est également :** **Président** de la Closerie des Tilleuls. **Gérant** de Silvant-Invest. **Administrateur** de Peugeot Suisse, Résidéal Santé. **Mandats expirés au cours des cinq derniers exercices :** **Directeur général** puis **directeur général délégué** de Peugeot Citroën Automobiles. **Président du Conseil d'Administration** de Peugeot Suisse et de Sevel SpA. **Administrateur** de Peugeot Motocycles, Process Conception Ingénierie, Caffeau et Ruffin, Frest S.A. **Expertise et expérience professionnelle complémentaire :** M. Jean-Louis Silvant a intégré le groupe PSA PEUGEOT CITROËN en 1961. Il a occupé de nombreux postes de direction, notamment dans les domaines de la production et des ressources humaines, a été directeur général adjoint de la société Peugeot de 1992 à 1998 et membre du comité exécutif du groupe PSA PEUGEOT CITROËN de 1998 à 2002. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 50 actions.

Joseph F. Toot Jr Date du premier mandat au Conseil de Surveillance : 24 mai 2000 Échéance du mandat en cours : 2012 Né le 13 juin 1935 **Membre du Conseil de Surveillance** Adresse professionnelle : The Timken Company 1835 Dueber Ave. SW P.O. Box 6928 Canton, OH 44706-0926 United States	**Ancien Chief Executive Officer de The Timken Company** **Au 31 décembre 2006, M. Joseph F. Toot Jr. est également :** **Administrateur** de Rockwell Automation, Rockwell Collins, The Timken Company. **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** Ancien Chief Executive Officer de The Timken Company. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 150 actions.
François Michelin Date du premier mandat de censeur : 25 juillet 2006 Échéance du mandat en cours : 2012 Né le 15 juin 1926 **Censeur** Adresse professionnelle : Pardevi 23, place des Carmes Déchaux 63040 Clermont-Ferrand France	**Président de Participation et Développement Industriels S.A. – Pardevi** **Au 31 décembre 2006, M. François Michelin est également :** **Gérant associé indéfiniment responsable** de la Compagnie Financière Michelin (Suisse). **Vice-président** de l'ANSA. **Mandats expirés au cours des cinq derniers exercices :** **Gérant commandité de** : Compagnie Générale des Établissements Michelin (CGEM), Manufacture Française des Pneumatiques Michelin (MFPM). **Associé indéfiniment responsable** de Michelin Reifenwerke (MRW). **Expertise et expérience professionnelle complémentaire :** Durant sa période à la gérance de la CGEM, Michelin est devenu l'un des trois premiers manufacturiers mondiaux alors qu'il était au dixième rang mondial. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 150 actions.

Bertrand Peugeot Date du premier mandat de censeur au Conseil de Surveillance : 8 juin 1999 Échéance du mandat en cours : 2011 Né le 30 octobre 1923 **Censeur** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris France	**Ancien Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Au 31 décembre 2006, M. Bertrand Peugeot est également :** **Administrateur** de Paris Loire. **Mandats expirés au cours des cinq derniers exercices :** **Administrateur** de Société Foncière, Financière et de Participations – FFP, Établissements Peugeot Frères, LFPF – La Française de Participations Financières. **Expertise et expérience professionnelle complémentaire :** M. Bertrand Peugeot a occupé diverses fonctions de président et administrateur de sociétés du groupe PSA PEUGEOT CITROËN et notamment président de Cycles Peugeot jusqu'en 1987, de Peugeot Motocycles jusqu'en 1989 et vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN de 1972 à 1999. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006 :** 492 actions.
Roland Peugeot Date du premier mandat de censeur au Conseil de Surveillance : 16 mai 2001 Échéance du mandat en cours : 2007 Né le 20 mars 1926 **Censeur** Adresse professionnelle : Établissements Peugeot Frères 75, avenue de la Grande-Armée 75016 Paris France	**Président d'honneur d'Établissements Peugeot Frères** **Au 31 décembre 2006, M. Roland Peugeot est également :** **Président d'honneur** du Football Club Sochaux Montbéliard – FSCM. **Représentant permanent d'Établissements Peugeot Frères** au Conseil d'Administration de LFPF – La Française de Participations Financières. **Mandat expiré au cours des cinq derniers exercices :** **Administrateur** de Société Foncière, Financière et de Participations – FFP. **Expertise et expérience professionnelle complémentaire :** M. Roland Peugeot a occupé plusieurs postes de président à l'intérieur du groupe PSA PEUGEOT CITROËN et notamment la présidence du Conseil de Surveillance de 1972 à 1998. Il a été membre du Conseil d'Administration d'Automobiles Peugeot de 1982 à 1996. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006 :** 20 041 actions.

DIRECTOIRE	
Jean-Martin Folz Date du premier mandat au Directoire : 15 mai 1997 Mandat achevé le 6 février 2007 Né le 11 janvier 1947 **Président du Directoire** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris France	**Président du Directoire de PSA PEUGEOT CITROËN** **Au 31 décembre 2006, M. Jean-Martin Folz est également :** **Président** d'Automobiles Peugeot, Automobiles Citroën. **Administrateur** de Banque PSA Finance, Peugeot Citroën Automobiles, Faurecia, Saint-Gobain, Solvay (Belgique). **Mandats expirés au cours des cinq derniers exercices :** **Président** de Banque PSA Finance, Peugeot Citroën Automobiles. **Président du Conseil de Surveillance** de Sommer Allibert. **Expertise et expérience professionnelle complémentaire :** M. Jean-Martin Folz a occupé plusieurs postes de responsabilité managériale chez Rhone-Poulenc, Jeumont-Schneider. Il a été directeur général de Péchiney, puis d'Eridania-Beghin-Say avant de rejoindre le groupe PSA PEUGEOT CITROËN. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 0.
Frédéric Saint-Geours Date du premier mandat au Directoire : 1er juillet 1998 Échéance du mandat en cours : 2011 Né le 20 avril 1950 **Membre du Directoire** Adresse professionnelle : Automobiles Peugeot 75, avenue de la Grande-Armée 75016 Paris France	**Membre du Directoire** **Directeur général de la société Automobiles Peugeot** **Au 31 décembre 2006, M. Frédéric Saint-Geours est également :** **Président du Conseil d'Administration** de Peugeot Motor Company Plc. **Membre du Conseil de Surveillance** de Peugeot Deutschland GmbH. **Administrateur** de Casino Guichard-Perrachon, Peugeot España. **Représentant permanent** d'Automobiles Peugeot au Conseil d'Administration de Gefco, Banque PSA Finance. **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** M. Frédéric Saint-Geours a été directeur financier du groupe PSA PEUGEOT CITROËN et, depuis 1990, directeur général adjoint, puis directeur général d'Automobiles Peugeot. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 0.

Claude Satinet Date du premier mandat au Directoire : 1er juillet 1998 Mandat achevé le 6 février 2007 Né le 19 juillet 1944 **Membre du Directoire** Adresse professionnelle : Automobiles Citroën Immeuble Colisée III 12, rue Fructidor 75017 Paris France	**Membre du Directoire** **Directeur général de la société Automobiles Citroën** **Au 31 décembre 2006, M. Claude Satinet est également :** **Président** de Citer. **Président du Conseil d'Administration** de Citroën Belux, Citroën Danemark A/S, Citroën Italia SpA, Citroën UK Ltd, Citroën (Suisse) S.A. **Président du Conseil de Surveillance** de Citroën Nederland B.V. **Membre du Conseil de Surveillance** de Citroën Deutschland AG. **Administrateur** de Automoviles Citroën España, Comercial Citroën S.A., AutotransporteTuristico Español S.A., Citroën Sverige AB. **Représentant permanent** d'Automobiles Citroën À la présidence du Conseil d'Administration d'Automoveis Citroën. Au Conseil d'Administration de Gefco, Banque PSA Finance. **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** M. Claude Satinet a rejoint le groupe PSA PEUGEOT CITROËN en 1973 pour occuper différents postes de responsabilité chez Automobiles Citroën dans les domaines informatique, financier et commercial. Directeur général adjoint d'Automobiles Citroën en 1994, il en a été directeur général de 1998 jusqu'au 7 février 2007. **Nombre de titres Peugeot S.A. détenus au 31 décembre 2006** : 21 000 actions.

Organes de surveillance **et de direction**

Nouveaux mandataires nommés le 6 février 2007

CONSEIL DE SURVEILLANCE

Robert Peugeot Date du premier mandat au Conseil de Surveillance : 6 février 2007 Échéance du mandat en cours : 2013 sous réserve du vote de l'Assemblée Générale du 23 mai 2007 Né le 25 avril 1950 **Membre du Conseil de Surveillance** Adresse professionnelle : FFP 75, avenue de la Grande-Armée 75016 Paris France	**Président directeur général de Société Foncière, Financière et de Participations – FFP** **Ancien membre du comité exécutif de PSA PEUGEOT CITROËN** **M. Robert Peugeot est également :** **Président du Conseil d'Administration** de Simante, SL. **Membre du Conseil de Surveillance** de Citroën Deutschland Aktiengesellschatt, Aviva France. **Administrateur** de Citroën Danemark A/S, B-1998 SL, Fomentos de Construcciones y Contratas S.A. FCC, FCC Construccion S.A., Aviva Participations, Établissements Peugeot Frères, GIE de recherche et d'études PSA Renault, Imerys, Immeubles et Participations de l'Est, LFPF – La Française de Participations Financières, Citroën UK Ltd, Sanef. **Gérant** de CHP Gestion, Rodom. **Représentant permanent** de FFP au Conseil de Surveillance de Zodiac. **Représentant statutaire** de FFP, à la Financière Guiraud. **Mandats expirés au cours des cinq derniers exercices :** **Membre du Conseil de Surveillance** du Groupe Taittinger. **Administrateur** de l'IFP (Institut Français du Pétrole), Société du Louvre, Peugeot Automobiles United Kingdom Ltd. **Expertise et expérience professionnelle complémentaire :** M. Robert Peugeot a été membre du comité exécutif du groupe PSA PEUGEOT CITROËN et a exercé les fonctions de Directeur Innovation et Qualité de PSA PEUGEOT CITROËN entre 1998 et 2007. Depuis 2002, il est également président directeur général de Société Foncière, Financière et de Participations – FFP. **Nombre de titres Peugeot S.A. détenus** : 150 actions.

Christian Streiff Date du premier mandat au Directoire : 6 février 2007 Échéance du mandat en cours : 2011 Né le 21 septembre 1954 **Président du Directoire** Adresse professionnelle : PSA PEUGEOT CITROËN 75, avenue de la Grande-Armée 75016 Paris France	**Président du Directoire de PSA PEUGEOT CITROËN** **M. Christian Streiff est également :** **Président** d'Automobiles Peugeot, Automobiles Citroën. **Administrateur** de Banque PSA Finance, Peugeot Citroën Automobiles, Faurecia,Thyssen-Krupp, Continental AG. **Gérant associé** d'Argos Conseil. **Mandats expirés au cours des cinq derniers exercices :** **Président directeur général** d'Airbus Holding, Saint-Gobain Advanced Ceramics Corp, Carborundum Ventures Inc. **Directeur général délégué** de la Compagnie de Saint-Gobain. **Président du Conseil d'Administration** de la Société Européenne des Produits Réfractaires - SEPR, Saint-Gobain Ceramics & Plastics Inc., Saint-Gobain Performance Plastics Corp., Saint-Gobain Abrasivos S.A., **Administrateur** de PAM Colombia S.A., Grindwell Norton Ltd., Kure-Norton Ltd., Saint-Gobain Corporation, Saint-Gobain Pipe Systems Plc. **Administrateur délégué** de Saint-Gobain KK. **Expertise et expérience professionnelle complémentaire** : M. Christian Streiff a effectué l'essentiel de sa carrière (1979-2005) dans le groupe Saint-Gobain où il a acquis une très large expérience industrielle et internationale dans des métiers différents, tant en Europe (Allemagne, Italie) qu'aux États-Unis, au Brésil, en Chine. Il est devenu directeur général délégué de Saint-Gobain en 2004 puis président d'Airbus en 2006. **Nombre de titres Peugeot S.A. détenus** : 0.
Gilles Michel Date du premier mandat au Directoire : 6 février 2007 Échéance du mandat en cours : 2011 Né le 10 janvier 1956 **Membre du Directoire** Adresse professionnelle : Automobiles Citroën Immeuble Colisée III 12, rue Fructidor 75017 Paris France	**Membre du Directoire de PSA PEUGEOT CITROËN** **Directeur général de la société Automobiles Citroën** **M. Gilles Michel est également** : **Président** de Citer. **Président du Conseil d'Administration** de Citroën Danemark A/S, Citroën Italia,Citroën UK Ltd, Citroën Belux, Citroën (Suisse) S.A. **Président du Conseil de Surveillance** de Citroën Nederland B.V. **Membre du Conseil de Surveillance** de Citroën Deutschland AG. **Administrateur** de Automoviles Citroën Espana, AutotransporteTuristico Espanol S.A., Citroën Sverrige AB. **Représentant permanent** d'Automobiles Citroën À la présidence du Conseil d'Administration d'Automoveis Citroën. Au Conseil d'Administration de Gefco, Banque PSA Finance. **Mandats expirés au cours des cinq derniers exercices** : **Administrateur** de Peugeot Citroën Automobiles, Process Conception Ingénierie. **Expertise et expérience professionnelle complémentaire** : Après avoir occupé plusieurs postes de directeur général de filiales du groupe Saint-Gobain, M. Gilles Michel a intégré le groupe PSA PEUGEOT CITROËN en 2002. En charge de la Direction des Plates-Formes, desTechniques et des Achats, il a été membre du comité exécutif entre 2002 et 2007. **Nombre de titres Peugeot S.A. détenus** : 0.

Grégoire Olivier Date du premier mandat au Directoire : 6 février 2007 Échéance du mandat en cours : 2011 Né le 19 octobre 1960 **Membre du Directoire** Adresse professionnelle : PSA PEUGEOT CITROËN ADN Route Nationale 118 78140 Vélizy-Villacoublay France	**Membre du Directoire de PSA PEUGEOT CITROËN** **Directeur des Programmes** **M. Grégoire Olivier est également :** **Administrateur** de Peugeot Citroën Automobiles, Imerys. **Mandats expirés au cours des cinq derniers exercices :** **Président du Conseil d'Administration et directeur général** de Faurecia. **Président directeur général** de Sagem Communication. **Président du Directoire** de Sagem. **Membre du Directoire** de Safran. **Membre du Conseil de Surveillance** de Wendel Investissement. **Vice-président du comité de direction** de Club Sagem. **Administrateur** de Snecma, Sagem Défense et Sécurité. **Expertise et expérience professionnelle complémentaire :** M. Grégoire Olivier a exercé plusieurs fonctions de direction générale au sein d'entreprises industrielles. **Nombre de titres Peugeot S.A. détenus** : 0.
Roland Vardanega Date du premier mandat au Directoire : 6 février 2007 Échéance du mandat en cours : 2011 Né le 27 juin 1943 **Membre du Directoire** Adresse professionnelle : PSA PEUGEOT CITROËN Centre technique Vélizy A Route de Gisy 78140 Vélizy-Villacoublay France	**Membre du Directoire de PSA PEUGEOT CITROËN** **Directeur Technique et Industriel** **M. Roland Vardanega est également :** **Président** de Peugeot Citroën Automoviles Portugal SA. **Administrateur** de : Esso – SAF, Peugeot Citroën Automobiles, Peugeot Citroën Automoviles España SA, Peugeot Citroën Automoviles Portugal SA, Résidence de Chantilly, Résidéal Santé, la Closerie des Tilleuls. **Mandataire de la Gérance** de : Société Mécanique Automobile de l'Est, Peugeot Citroën Poissy, Peugeot Citroën Sochaux S.N.C, Peugeot Citroën Mulhouse S.N.C, Peugeot Citroën Aulnay, Peugeot Citroën Rennes, Peugeot Citroën Mécanique du Nord Ouest, Peugeot Citroën Mécanique de l'Est. **Gérant** de Vardanega Invest. **Mandats expirés au cours des cinq derniers exercices :** **Président** de Societa Europea Veicoli Leggeri-Sevel Spa, Peugeot Citroën Automobiles UK Ltd, la Closerie des Tilleuls. **Administrateur** de Société Européenne de Véhicules Légers du Nord-Sevelnord. **Expertise et expérience professionnelle complémentaire :** M. Roland Vardanega a intégré le groupe PSA PEUGEOT CITROËN en 1967. Il a occupé de nombreux postes de direction, notamment dans les domaines de la production et des ressources humaines, et a été membre du comité exécutif du groupe PSA PEUGEOT CITROËN de 1998 à 2007. **Nombre de titres Peugeot S.A. détenus** : 0.

Organes de surveillance **et de direction**

Rémunérations de l'exercice 2006

Rémunérations perçues au cours de l'exercice 2006

Rémunérations totales, directes ou indirectes, et avantages en nature versés en 2006 par les sociétés du groupe aux membres du Conseil de Surveillance et aux censeurs :

	Fonction	
M. Thierry Peugeot	Président du Conseil de Surveillance	457 000 euros
M. Jean Boillot	Vice-président du Conseil de Surveillance	44 860 euros
M. Jean-Philippe Peugeot	Vice-président du Conseil de Surveillance	52 360 euros
M. Pierre Banzet	Membre du Conseil de Surveillance	17 000 euros
M. Jean-Louis Dumas	Membre du Conseil de Surveillance	11 000 euros
M. Marc Friedel	Membre du Conseil de Surveillance	27 000 euros
M. Jean-Louis Masurel	Membre du Conseil de Surveillance	22 000 euros
M. Jean-Paul Parayre	Membre du Conseil de Surveillance	24 500 euros
Mme Marie-Hélène Roncoroni	Membre du Conseil de Surveillance	22 000 euros
M. Ernest-Antoine Seillière	Membre du Conseil de Surveillance	27 000 euros
M. Jean-Louis Silvant	Membre du Conseil de Surveillance	13 500 euros
M. Joseph F. Toot Jr.	Membre du Conseil de Surveillance	17 000 euros
M. Bertrand Peugeot	Censeur	17 000 euros
M. Roland Peugeot	Censeur	17 000 euros
M. François Michelin	Censeur	22 000 euros

Les rémunérations ci-dessus, versées par Peugeot S.A., comprennent, outre les jetons de présence des membres du Conseil de Surveillance, les rémunérations particulières versées au président et aux vice-présidents du Conseil de Surveillance, ainsi que celles versées aux présidents et membres du comité stratégique, du comité des rémunérations et des nominations et du comité financier.

M. Thierry Peugeot bénéficie de la mise à disposition d'un véhicule de fonction. Il a perçu en outre une rémunération de 13 000 euros au titre de son mandat d'administrateur de la société Faurecia.

Par ailleurs, M. Thierry Peugeot, M. Jean-Philippe Peugeot et Mme Marie-Hélène Roncoroni perçoivent une rémunération pour les fonctions ou les mandats sociaux qu'ils exercent dans les sociétés du groupe familial Peugeot ; ces rémunérations figurent dans le rapport de gestion de la société Foncière, Financière et de Participations - FFP.

Rémunérations totales, directes ou indirectes, et avantages en nature versés en 2006 par les sociétés du groupe aux membres du Directoire :

	Alloués au titre de l'année 2006		Versés dans l'année 2006 (*)	
	Rémunération totale	Dont part variable	Rémunération totale	Dont part variable
M. Jean-Martin Folz, Président	1 315 980 euros	335 000 euros	1 650 920 euros	669 940 euros
M. Frédéric Saint-Geours	630 980 euros	123 000 euros	752 640 euros	244 660 euros
M. Claude Satinet	651 980 euros	144 000 euros	795 820 euros	287 840 euros

(*) La part variable liée aux résultats d'une année n est versée au premier trimestre de l'année n+1.

Dans ces rémunérations, est valorisé l'avantage que constitue pour chacun des membres du Directoire la mise à disposition d'un véhicule de fonction.

En outre, M. Jean-Martin Folz a perçu une rémunération de 21 000 euros au titre de son mandat d'administrateur de la société Faurecia.

Opérations conclues avec les organes de surveillance et de direction

À la date du présent document de référence, il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire détenant plus de 5 % du capital de la société. En particulier, aucun prêt ni aucune garantie n'ont été consentis par la société en faveur des membres du Conseil de Surveillance ou du Directoire.

Opérations réalisées par les dirigeants mandataires sociaux sur les titres de la société au cours de l'exercice 2006

Néant.

Options d'achat d'actions attribuées et levées au cours de l'exercice 2006

Options d'achat d'actions attribuées à, et levées par les membres du Directoire en 2006 :

	Options attribuées				Options levées			
	Plan	Nombre	Date d'échéance	Prix d'achat	Plan	Nombre	Date d'échéance	Prix d'achat
M. Jean-Martin Folz, Président	23/08/2006	-	-	-	-	-	-	-
M. Frédéric Saint-Geours	23/08/2006	40 000	22/08/2014	41,14 €	-	-	-	-
M. Claude Satinet	23/08/2006	40 000	22/08/2014	41,14 €	-	-	-	-

Options d'achat d'actions attribuées globalement en 2006 aux onze salariés non mandataires sociaux dont le nombre d'options attribuées est le plus élevé :

Plan	Nombre total	Date d'échéance	Prix d'achat
23/08/2006	450 000	22/08/2014	41,14 €

Options d'achat d'actions attribuées antérieurement et levées en 2006 par les dix salariés non mandataires sociaux dont le nombre d'options levées est le plus élevé :

Plan	Nombre total	Date d'échéance	Prix d'achat	Nombre de salariés
31/03/1999	25 977	30/03/2007	20,83 €	13
05/10/2000	86 500	04/10/2008	35,45 €	20
20/11/2001	50 000	19/11/2008	46,86 €	8

4. Les activités **du groupe en 2006**

Activité automobile

Un marché mondial en hausse de 3,2 %

Légère hausse du marché d'Europe occidentale.

Croissance soutenue en Chine.

Poursuite de la hausse en Amérique latine.

En 2006, le marché automobile mondial a progressé de 3,2 %, à 65,3 millions de voitures particulières et véhicules utilitaires légers.

Le marché d'Europe occidentale s'est établi en hausse de 1,3 % sur l'ensemble de l'année, à 16 708 700 voitures particulières et véhicules utilitaires légers ; il est resté très concurrentiel dans l'ensemble des pays européens. Dans ce contexte, la demande automobile s'est contractée au Royaume-Uni (- 3,3 %), en France (- 1,9 %) et dans une moindre mesure en Espagne (- 0,4 %). Le marché allemand qui affiche une hausse de 4,2 % pour l'ensemble de l'année, a bénéficié sur la fin de 2006 d'anticipations d'achats avant l'augmentation de TVA prévue au 1er janvier 2007. En Italie, même s'il a fléchi en décembre du fait du report d'achats sur 2007 en raison d'incitations fiscales destinées à rajeunir le parc, le marché a augmenté de 3,8 % sur l'ensemble de l'année.

Les marchés d'Europe centrale et orientale se sont établis globalement en hausse de 13,8 %, à 3,7 millions de véhicules. Dans les six principaux pays d'Europe centrale (Pologne, Hongrie, République tchèque, Slovénie, Croatie, Slovaquie), la demande automobile est en hausse de 2,2 %. En Russie, porté par la croissance économique et l'accès facilité au crédit, le marché connaît une croissance de 20,1 %, qui combine une hausse de 65,8 % de l'activité des constructeurs étrangers et une baisse de 9,6 % pour les constructeurs locaux. En Roumanie, le marché s'est établi en hausse de 15,0 %, à 289 100 unités.

Dans leur ensemble, les marchés de la zone Asie-Pacifique ont affiché une hausse de 6,5 %, à 18,4 millions d'unités ; le marché chinois a franchi les 4 200 000 véhicules, avec un rythme de croissance toujours très soutenu (+ 32,2 %).

Sur la zone Afrique Moyen-Orient, la demande a porté sur 3,7 millions de véhicules, en hausse de 5,3 %. En Turquie, dans un contexte monétaire défavorable, le marché affiche une baisse de 13,6 %.

En Amérique latine, les marchés automobiles, en hausse de 11,9 %, à 4 600 000 unités, ont bénéficié de la relance confirmée de la demande ; le marché brésilien augmente de 13,0 % et le marché argentin affiche une hausse de 16,2 %, tandis que la demande est quasiment stable (+ 0,9 %) au Mexique.

3 365 900 véhicules vendus par le groupe

Ventes mondiales en léger recul de 0,7 %.

Performances contrastées entre les ventes à l'international et en Europe occidentale.

Les ventes mondiales du groupe (véhicules montés et éléments détachés) sont en léger recul (- 0,7 %) à 3 365 900 véhicules, contre 3 390 000 en 2005. Hors éléments détachés, les ventes de véhicules montés du groupe sont en croissance de 1,3 %, à 3 115 500 unités, soit la onzième année consécutive de croissance ; ce résultat traduit de bonnes performances des ventes de voitures à l'international (+ 14,7 %) mais un recul des ventes en Europe occidentale (- 2,7 %) dans un contexte marqué par la stabilité du marché européen et un environnement fortement concurrentiel.

Par trimestre, les ventes mondiales du groupe sont stables au premier trimestre à 821 800 unités, en progression de 1,1 % à 942 600 unités au second trimestre, en recul de 6,6 % à 700 000 unités au troisième trimestre et en hausse de 1,7 %, à 901 500 unités au quatrième trimestre.

Une part de marché en retrait en Europe

Contexte commercial toujours difficile.

Recul des immatriculations européennes du groupe.

Maintien du leadership sur le marché des véhicules utilitaires légers.

En Europe de l'Ouest, sur un marché des voitures particulières et des véhicules utilitaires légers quasi stable en 2006, les immatriculations de PSA PEUGEOT CITROËN sont en recul de 1,7 %, à 2 311 200 unités dont 1 233 100 Peugeot et 1 078 100 Citroën. Dans un contexte commercial difficile, la part de marché du groupe se situe à 13,8 % (7,4 % pour Peugeot, 6,4 % pour Citroën) du marché européen contre 14,3 % en 2005. PSA PEUGEOT CITROËN est leader sur les marchés français, espagnol, belge et portugais ; il est deuxième sur les marchés néerlandais et danois.

Sur le marché des véhicules utilitaires légers, le groupe maintient sa place de premier constructeur européen avec 368 400 véhicules immatriculés et une part de marché de 17,7 %.

En France, le groupe, premier constructeur, atteint une part de marché de 31,3 % avec 764 800 voitures particulières et véhicules utilitaires légers immatriculés, soit un recul de 2,6 %. Sur le seul marché des véhicules particuliers, la part de marché du groupe progresse légèrement en passant de 30,6 % en 2005 à 30,7 % à fin 2006.

En Espagne, le groupe PSA PEUGEOT CITROËN, avec une part de marché de 19,7 %, confirme sa première position sur le marché des voitures particulières et des véhicules utilitaires légers ; Citroën devient en 2006 la première marque vendue en Espagne avec 207 200 véhicules immatriculés et une part de marché de 10,9 %.

Au Royaume-Uni, les immatriculations de voitures particulières et véhicules utilitaires légers du groupe s'établissent à 280 900 unités ; sa part de marché (VP + VUL) progresse de 0,3 point et passe ainsi de 10,2 % en 2005 à 10,5 % en 2006.

En Italie, la part de marché du groupe atteint 9,5 % ; avec 241 800 immatriculations et le groupe enregistre une progression de ses immatriculations de 0,4 %.

En Allemagne, PSA PEUGEOT CITROËN continue sa progression ; avec 207 900 véhicules immatriculés, le groupe est en croissance de 3 % et sa part de marché est stable à 5,7 %.

Forte progression des ventes hors Europe de l'Ouest

Plus de 1 000 000 d'unités et plus de 30 % des ventes pour la seconde année consécutive.

Nouvelle progression en Amérique latine.

Poursuite de la forte croissance en Chine.

En dehors de l'Europe occidentale, les ventes de voitures et d'éléments détachés du groupe en 2006 dépassent pour la seconde année consécutive le million de véhicules avec 1 069 700 unités (734 900 unités pour Peugeot et 334 800 unités pour Citroën). Ces ventes représentent 31,8 % des ventes mondiales du groupe, contre 30,4 % en 2005 et 28,2 % en 2004.

Hors éléments détachés, les ventes de véhicules montés du groupe progressent à l'international de 14,7 % grâce à une accélération de la croissance du groupe dans ses zones prioritaires de développement.

En Europe centrale et orientale, les ventes du groupe progressent de 14,5 % à 179 600 unités. Dans les six principaux pays d'Europe centrale, le groupe progresse de 3,7 % avec 101 900 voitures vendues et atteint une part de marché de 11,3 %. Les ventes du groupe progressent de 78,0 % à 29 400 unités en Russie et de 13,7 % à 17 400 unités en Roumanie.

Sur la zone Asie-Pacifique, les ventes du groupe portent sur 241 000 unités, en hausse de 36,8 %. Sur le seul marché chinois, la montée en puissance de la marque Peugeot et la bonne tenue des ventes de Citroën ont permis au groupe de poursuivre sa forte croissance (+ 43,7 %) avec 202 500 véhicules vendus et d'atteindre ainsi l'objectif fixé pour 2006.

En Amérique latine, les ventes de PSA PEUGEOT CITROËN s'établissent à 215 100 véhicules, en progression de 17,6 %. Au Brésil, les ventes du groupe bénéficient du lancement des nouvelles motorisations flexfuel et progressent de 23,9 % à 101 500 unités, soit 5,2 % du marché.

En Argentine, les ventes du groupe progressent de 23,0 %, avec 65 000 unités et sa part de marché atteint 14,5 %. Les ventes de Peugeot et Citroën sont stables (+ 0,5 %) à 17 700 unités au Chili, tandis qu'elles baissent au Mexique de 8,8 %, à 15 600 unités.

Dans la zone Afrique Moyen-Orient, les ventes de Peugeot et Citroën s'établissent à 156 000 unités, contre 167 900 unités en 2005, et les ventes d'éléments détachés du groupe à ses partenaires industriels iraniens baissent de 22,6 %, passant de 304 300 unités en 2005 à 235 700 en 2006. En Turquie, les ventes de voitures portent sur 39 800 unités contre 52 400 unités en 2005, dans un contexte de recul marqué du marché. En Afrique du Nord, les ventes du groupe augmentent de 2,7 % au Maroc (16 400 unités) et de 17,5 % en Tunisie (8 400 unités) tandis qu'elles reculent de 3,0 % en Algérie (18 800 unités).

Le succès des modèles

Lancements réussis pour Peugeot 207 et Citroën C4 Picasso.

Bonne résistance de Citroën Xsara Picasso.

Peugeot 107

La Peugeot 107 a enregistré 98 600 ventes sur l'année, en ligne avec ses objectifs.

Peugeot 207

La Peugeot 207, commercialisée en France en avril, a été vendue à 300 500 exemplaires et a ainsi atteint l'objectif fixé à 300 000 unités pour sa première année de commercialisation. L'objectif de 500 000 ventes pour 2007 est confirmé.

Peugeot 206

La Peugeot 206, vendue à 475 100 exemplaires, a poursuivi son développement à l'international avec ses lancements en Chine, en Iran et en Malaisie.

Avec 775 600 ventes mondiales, le couple 206+207 progresse de 14,5 % par rapport aux ventes de 206 en 2005 et, avec 484 200 ventes en Europe occidentale (+ 21,6 %), il se positionne comme le leader du segment des petites voitures en Europe.

Peugeot 1007

La Peugeot 1007 a été vendue à 34 100 unités après un ajustement des stocks des concessionnaires opéré au cours du premier semestre. Son offre a été élargie au printemps avec la motorisation 1,6l essence associée à la boîte de vitesses manuelle à cinq rapports et sera à nouveau renforcée en 2007 par le lancement d'une nouvelle motorisation 1,6l HDi FAP.

Peugeot 307

La Peugeot 307, lancée en 2001, affiche une bonne résistance à 447 000 unités (-14,1 %), dans le segment « moyen inférieur » de plus en plus concurrentiel. Sa vie à l'international a été marquée en juin par le lancement industriel en Argentine de la 307 Sedan qui avait été introduite en Chine en 2005.

Peugeot 407

La Peugeot 407, soutenue par la nouvelle motorisation HDi bi-turbo de 173 ch., a été vendue à 181 500 exemplaires, contre 241 400 unités en 2005. L'apport de cette nouvelle motorisation diesel HDi permet de proposer à une partie de la clientèle en recherche de performances, une alternative aux motorisations V6.

Peugeot 607

La Peugeot 607 réalise 10 500 ventes grâce notamment à l'apport de la nouvelle motorisation HDi 173 ch.

Peugeot 807

La Peugeot 807 reste stable d'une année sur l'autre avec 24 200 unités vendues sur l'année, contre 27 500 un an auparavant.

Citroën C1, C2, C3, C3 Pluriel

La gamme compacte de Citroën continue également sa progression en 2006, avec une croissance de 4,0 %. Les ventes de C1 ont porté sur 90 300 unités, en ligne avec les objectifs, tandis que 103 900 unités et 286 700 unités ont été commercialisées respectivement pour les gammes C2 et C3 – C3 Pluriel. Poursuivant l'avancée sur le marché chinois, un modèle C2 a été spécifiquement développé pour le pays sous la forme d'une berline compacte cinq portes.

Citroën Grand C4 Picasso

Pour la marque Citroën, l'année 2006 aura été marquée par le lancement réussi en octobre du Grand C4 Picasso vendu à plus de 24 000 exemplaires au dernier trimestre. La Citroën Xsara Picasso, lancée en 2000, a montré une bonne résistance avec 183 500 exemplaires vendus (- 7,8 %). Ainsi, sur le segment des monospaces de gamme moyenne, la marque Citroën enregistre une croissance de ses ventes de plus de 11 %.

Citroën C4

Désormais disponible avec une nouvelle boîte manuelle pilotée 6 vitesses, Citroën C4 confirme son succès commercial avec 238 400 unités vendues dans le monde en 2006, contre 237 100 unités en 2005. La gamme C4 bénéficie également du lancement de C-Triomphe en Chine mi 2006.

Dérivé tricorps de C4 et lancé en mai en Chine, Citroën C-Triomphe a rencontré un bon accueil en 2006.

Citroën C5

La gamme C5, équipée dorénavant d'un nouveau moteur diesel HDi de 173 ch. doté du filtre à particules, enregistre 73 200 ventes en 2006.

Citroën C6

La Citroën C6 comptabilise 7 100 ventes, un bon résultat au regard de son lancement commercial intervenu progressivement à partir de fin mai et de sa disponibilité limitée aux versions V6 dans un premier temps, le premier moteur 4 cylindres n'étant apparu qu'en octobre 2006.

Citroën Berlingo et Peugeot Partner

Avec 343 100 unités vendues, les Citroën Berlingo (+ 14,9 %) et Peugeot Partner (+ 2,8 %) continuent de progresser et réalisent en 2006 leur meilleure performance historique depuis leur lancement en 1996.

Véhicules utilitaires légers

Les ventes de véhicules utilitaires légers du groupe reculent au total de 2,3 %, à 397 500 unités, dont 202 300 unités pour Peugeot (+ 0,4 %) et 195 200 unités pour Citroën (- 5,0 %). Le renouvellement au second semestre 2006 des Peugeot Boxer et Citroën Jumper (qui s'est traduit par 89 400 unités vendues en 2006, contre 91 400 unités en 2005) et la commercialisation, dès janvier 2007, des Peugeot Expert et Citroën Jumpy (66 900 unités vendues en 2006, contre 65 200 unités en 2005) vont permettre à PSA PEUGEOT CITROËN de progresser en 2007 sur le marché des véhicules utilitaires légers où le groupe a confirmé son leadership en Europe, avec une pénétration de 17,7 %.

Réduction des coûts

Poursuite des efforts de réduction des coûts :

- **Extension de l'utilisation des plates-formes.**
- **Effets de la politique de coopérations.**

Le concept des plates-formes

L'application du concept de plates-formes a permis une simplification de l'industrialisation du véhicule grâce à un taux élevé de communauté de pièces et de composants et grâce à la reconduction de solutions techniques éprouvées. Depuis 2001, PSA PEUGEOT CITROEN a introduit trois plates-formes correspondant aux tailles de véhicules, petits, moyens, grands. Une nouvelle étape s'est matérialisée par le démarrage en 2006 de la production de Peugeot 207 sur la plate-forme petits modèles.

Pour se développer hors d'Europe occidentale, le groupe s'est appuyé sur les plates-formes existantes pour proposer des modèles adaptés aux pays identifiés comme des zones prioritaires de développement, tels que l'Argentine, le Brésil, la Chine et certains pays d'Europe centrale. Ainsi le groupe commercialise en Argentine la 307 Sedan dotée de la technologie Flex-Fuel depuis juillet 2006 ; en Chine, le groupe a lancé en avril Citroën C-Triomphe, Peugeot 206 en juin et Citroën C2 Chine en novembre.

La politique de coopérations

Pour accélérer son développement et réduire ses coûts, PSA PEUGEOT CITROËN a mis en œuvre une politique de coopération avec d'autres constructeurs qui porte sur le développement et la production en commun d'organes mécaniques ou de véhicules. Ces accords permettent un partage des dépenses projet et apportent les économies d'échelles indispensables à la compétitivité.

En juin 2006, la coopération entre PSA PEUGEOT CITROËN et Fiat s'est renforcée avec le démarrage de la production de la nouvelle génération de Citroën Jumper, Peugeot Boxer et Fiat Ducato. Les nouveaux véhicules utilitaires établissent de nouvelles références tant par l'étendue de leur gamme, que par leurs caractéristiques produits : capacité de chargement accrue, performances améliorées, confort de haut niveau et coûts d'exploitation réduits. Ils disposent de motorisations inédites, conçues spécifiquement pour les véhicules utilitaires légers. Par ailleurs, les deux groupes ont signé un accord industriel qui permettra dès 2007 à PSA PEUGEOT CITROËN d'assembler des boîtes de vitesse dans l'usine Fiat Auto en Argentine. Ces boîtes de vitesses équiperont des véhicules Peugeot et Citroën commercialisés en Amérique du Sud. La production prévue est de 140 000 unités par an et l'accord porte sur une période de dix ans.

Entre juin et septembre, Peugeot 407, Peugeot 607, Citroën C5 et Citroën C6 ont progressivement été équipées du nouveau moteur 2,2l HDi bi-turbo FAP produit à Trémery. Léger, propre et à haut rendement énergétique, il constitue la quatrième phase de la coopération avec Ford Motor Company.

En octobre, PSA PEUGEOT CITROËN a lancé la 207 1.6l THP, première voiture du groupe équipée du tout nouveau moteur issu de la coopération avec BMW Group. Ce moteur associant turbo et injection directe essence sera à terme, produit à Douvrin à plus d'un million d'exemplaires, pour le groupe et pour BMW Group.

En octobre, PSA PEUGEOT CITROËN et Mitsubishi Motors Corporation ont présenté 4007 et C-Crosser, des 4x4 de type Sport Utility Vehicle. D'une particulière sobriété, ces modèles assemblés au Japon dans une usine Mitsubishi seront commercialisés à partir de juillet 2007 en Europe occidentale et bénéficieront d'un moteur 2,2l HDi associé à un filtre à particules. Le volume global de vente envisagé est de l'ordre de 30 000 véhicules en année pleine.

En décembre, BMW et PSA PEUGEOT CITROËN ont signé une lettre d'intention en vue de renforcer leur coopération dans les moteurs à essence quatre cylindres. Une étude de faisabilité conjointe permettra d'évaluer les opportunités de développement d'une nouvelle famille de moteurs dotée des dernières avancées technologiques et offrant des performances optimisées en terme de puissance, de couple, de consommation de carburant et d'émissions de CO_2.

PSA PEUGEOT CITROËN a décidé de ne pas poursuivre ses discussions avec Proton engagées en septembre 2006. L'analyse a montré que le marché malaisien est en baisse, que les marchés automobiles des pays de l'Asie du Sud-Est restent disparates avec d'importantes barrières d'entrée et enfin que l'appareil industriel de Proton ne présente pas les caractéristiques d'une base de production à bas coûts.

Les investissements

Maîtrise des investissements à 2,52 milliards d'euros.

Préparation des lancements industriels.

Amélioration continue de l'efficacité de l'outil industriel.

Les investissements corporels 2006

Le groupe poursuit sa démarche de maîtrise des investissements nécessaires au métier de constructeur automobile. Les investissements corporels bruts de la division automobile s'établissent à 2 150 millions d'euros, à comparer à 2 370 millions d'euros en 2005.

Les lancements industriels de véhicules et organes mécaniques

Les investissements de 2006 ont été consacrés tout d'abord au lancement de Citroën Grand C4 Picasso sur le site de Vigo, ainsi qu'à la préparation des lancements industriels de modèles prévus en 2007 : Citroën C4 Picasso 5 places, Peugeot 207 CC assemblée sur le site de Madrid, un nouveau modèle pour la marque Peugeot et deux véhicules utilitaires légers. À l'international, des investissements ont été réalisés au Mercosur pour le lancement de la C-Triomphe.

Optimisation de l'outil industriel

PSA PEUGEOT CITROËN a consacré en 2006 une partie de ses investissements à la poursuite du programme d'amélioration de la productivité industrielle par la généralisation des meilleures pratiques internes permettant au groupe de se rapprocher des meilleures pratiques du secteur en matière de coûts de production.

Par ailleurs, le groupe a investi afin d'améliorer les conditions de travail, d'ergonomie et de sécurité. Enfin, la mise en œuvre de la méthode « Hoshin » se généralise et permet des gains de productivité importants en rendant plus performant le travail manuel de l'opérateur. Cette méthode emploie plusieurs outils dérivés pour optimiser les flux grâce à la réduction des temps d'écoulement, l'élimination des stocks intermédiaires, la suppression des temps non productifs et l'équilibrage des postes de production.

Investissements dans les joint-ventures

Les investissements des joint-ventures consolidées par mise en équivalence se sont élevés, pour la part de PSA PEUGEOT CITROËN dans ces joint-ventures, à 408 millions d'euros en 2006, dont 281 millions d'euros pour Dongfeng Peugeot Citroën Automobile principalement liés au lancement industriel en Chine de Peugeot 307 Sedan et de Citroën C-Triomphe, ainsi qu'à l'augmentation des capacités industrielles. Ils incluent également 130 millions d'euros d'investissements dans les joint-ventures avec le groupe Fiat, pour les démarrages industriels de véhicules utilitaires qui sont intervenus à l'automne 2006 et début 2007.

Taux d'utilisation des capacités en baisse

Selon l'indice Harbour, qui mesure le taux d'utilisation de la capacité d'une usine sur la base de sa capacité horaire, d'une journée moyenne de 16 heures et d'une durée annuelle d'utilisation de 235 jours, le taux d'utilisation des capacités de montage du groupe en Europe de l'Ouest en 2006 s'est élevé à 92 %.

Ce niveau qui reflète l'évolution des programmes de production du groupe en Europe a également été impacté en 2006 par la perspective de fermeture du site de Ryton (Grande-Bretagne) qui est passé dès juillet de deux à une équipe, ainsi que par le démarrage et la montée en cadence du site de Trnava (Slovaquie) à compter de juin.

Perspectives commerciales 2007

Stabilité du marché européen.

Poursuite de la dynamique de croissance hors d'Europe occidentale.

Rajeunissement des gammes.

Amélioration du mix produit.

L'année 2007 restera marquée par la stabilité du marché européen et un environnement fortement concurrentiel. L'année verra une nouvelle étape dans le rajeunissement des gammes avec le lancement des nouveaux fourgons compacts Peugeot Expert et Citroën Jumpy, la C4 Picasso, l'élargissement de la gamme 207 et les nouveaux 4x4 Peugeot 4007 et Citroën C-Crosser. Combinée avec la montée en puissance des modèles lancés courant 2006 (dont 207 et Grand C4 Picasso), elle doit permettre au groupe de retrouver la croissance de ses volumes en Europe.

En dehors de l'Europe occidentale, le groupe poursuivra sa dynamique de croissance notamment grâce aux lancements de nouveaux modèles par les deux marques. Dans ce contexte, les ventes du groupe devraient à la fois subir le ralentissement de certains modèles dans l'attente de leur renouvellement et bénéficier de l'accélération progressive de la dynamique produit au long de l'année ; ces mouvements se traduiront par une amélioration progressive du mix produit.

BANQUE PSA FINANCE

Banque PSA Finance a évolué en 2006 dans un environnement sensiblement moins favorable que l'année précédente, la pression concurrentielle s'étant au fil des mois accrue à la faveur notamment de la hausse des taux d'intérêt que certains opérateurs bancaires au sein de la zone euro n'ont que partiellement répercutée à leur clientèle.

Évolution de l'activité

La production de financements de véhicules neufs et d'occasion à la clientèle finale a diminué de 3,4 % par rapport à 2005, à 819 100 unités. Cette baisse s'établit à 4,6 % dans les pays d'Europe occidentale où se concentre encore l'essentiel de l'activité de la banque et où les ventes de Peugeot et Citroën sont en recul. Hors d'Europe occidentale, la production a progressé de 14 % en nombre, à 62 464 contrats.

Dans l'activité de financement de véhicules neufs, Banque PSA Finance a vu ses performances commerciales évoluer de façon contrastée selon les pays où elle opère, le taux moyen de pénétration sur les ventes de Peugeot et Citroën s'établissant à 26,1 % contre 27,1 % en 2005.

Dans l'activité de financement de véhicules d'occasion, Banque PSA Finance s'est efforcée d'accompagner les réseaux au plus près de leurs objectifs de développement, en continuant de compléter la gamme des services offerts au point de vente et au client final.

Au total, le montant des financements consentis à la clientèle finale en 2006 s'établit à 8 771 millions d'euros, contre 9 152 millions en 2005.

Concernant les réseaux de distribution, Banque PSA Finance a financé 2 140 214 véhicules, en augmentation de 1,7 % par rapport à 2005. Le montant financé s'accroît de 2,3 %, traduisant l'élargissement du périmètre des activités. Le financement des pièces de rechange est en légère hausse (+ 0,6 %).

Maintien des positions acquises en Europe

En Europe occidentale, Banque PSA Finance a maintenu les positions acquises dans les pays où elle opère, mais a également effectué une nette remontée de ses performances dans certains pays européens :

- La progression la plus significative a porté sur le Portugal où la pénétration de la banque a été portée de 28,2 % en 2005 à 32,0 % en 2006 par une présence efficace sur le marché des entreprises ;
- En France, Crédipar a amélioré sa performance en portant son taux de pénétration de 30,1 % en 2005 à 30,6 % en 2006 ;
- Des gains de parts de marché ont été obtenus en Autriche par la diffusion d'une offre à taux variable qui a permis de trouver de nouvelles marges de compétitivité ;
- L'Allemagne et le Royaume Uni ont vu leurs performances fléchir en 2006, la part des opérations réalisées en commun avec les marques étant en recul par rapport à 2005 ;
- En Italie, les positions de la banque se sont légèrement érodées, tout en restant à un niveau satisfaisant au regard du contexte local difficile ;
- En Espagne, la banque est en recul en raison d'une diminution des opérations promotionnelles.

Poursuite du développement international

L'expansion internationale de la banque s'est poursuivie en Europe centrale et en Amérique latine à travers les filiales existantes :

- Au Brésil et en Argentine, l'activité de la banque s'est inscrite dans un contexte de forte croissance des immatriculations, permettant ainsi une progression significative du nombre de nouveaux contrats ;
- En Europe centrale, sur les deux plus importants marchés que sont la Pologne et la République tchèque, Banque PSA Finance a sensiblement amélioré ses performances. En Slovaquie et en Hongrie les progressions ont été faibles en raison d'un contexte particulier qui maintient depuis l'origine les performances à un niveau modeste.

En outre, Banque PSA Finance a connu en 2006 de nouveaux développements géographiques de ses opérations :

- Les activités opérationnelles de la société de financement constituée en partenariat avec Bank of China et Dongfeng Peugeot Citroën Automobile ont démarré en Chine en juin. Dongfeng Peugeot Citroën Auto Finance Company ainsi constituée financera les stocks de voitures des réseaux de distribution Dongfeng Peugeot et Dongfeng Citroën, et proposera également des solutions de financement aux clients finaux chinois pour l'achat de leur véhicule ;
- En Turquie, une filiale permettant à la banque d'asseoir une présence commerciale, en appui sur un partenariat local, a été mise en place.

Efficacité de la politique commerciale

Pour assurer ses positions dans un environnement où de nombreux opérateurs vont continuer d'intensifier leurs offensives, Banque PSA Finance a accru en 2006 le dynamisme de sa politique commerciale.

Ceci s'est traduit par un effort continu de développement de la gamme de produits, par un accompagnement actif des marques dans la mise en œuvre de leurs politiques commerciales et un engagement fort dans le domaine de la qualité de service. L'année 2006 a de nouveau été marquée par un développement des prestations de services avec 1 171 400 contrats produits (+ 3,3 %) et une progression de 9 % enregistrée pour les services financiers (assurance crédit et assurance contre les pertes financières).

Amélioration du risque de crédit

Le coût du risque s'est établi en 2006 à 0,18 % (0, 30 % à méthodes comparables) des encours nets moyens et confirme la capacité de la banque à concilier ses impératifs commerciaux avec la maîtrise de la qualité de ses actifs.

En matière d'impayés, les différents pays sont restés à des niveaux de performance globalement très satisfaisants, confirmant la pertinence des choix effectués en matière de méthode de sélection de la clientèle et la bonne adéquation des dispositifs de gestion des incidents de paiement.

Poursuite de la croissance des encours

Les encours de crédit progressent à 22 976 millions d'euros, en hausse de 2,5 % par rapport à l'année précédente. Les encours de crédit à la clientèle finale se sont élevés à 17 249 millions d'euros à fin 2006, en progression de 2,3 % par rapport au montant enregistré à fin 2005. Les encours de financement des réseaux se sont élevés à 5 727 millions d'euros à fin décembre 2006, en progression de 2,9 % par rapport à l'année précédente.

Les développements géographiques de Banque PSA Finance en dehors de sa zone d'activité traditionnelle en Europe, ont contribué à la croissance des encours en 2006 et devraient soutenir son potentiel de croissance à l'international. La progression de l'encours a été particulièrement soutenue dans les pays hors d'Europe de l'Ouest, principalement sous l'effet du développement de l'activité de Banque PSA Finance au Brésil.

Hausse limitée des frais opérationnels

La hausse des frais d'exploitation a été limitée à 17 millions d'euros, soit 5,7 % par rapport à l'année 2005, malgré des coûts significatifs engagés pour préparer le passage à la réglementation « Bâle II » et le renforcement des structures de contrôle qu'implique le fort développement international de la banque.

Bâle II

L'intégration des outils « Bâle II » dans les dispositifs opérationnels et les référentiels de pilotage de la banque s'est activement poursuivie en 2006, le système de notation interne du portefeuille couvrant d'ores et déjà presque 80 % de l'encours des créances (France, Allemagne, Espagne, Grande-Bretagne et Portugal) et devant s'étendre en 2007 à l'Italie et au Brésil.

Ce système repose sur des historiques de données structurées au sein d'une base centrale, et sur des modèles dont l'efficience est vérifiée sur des périodes significatives atteignant pour l'instant cinq ans.

Gefco

Les activités de Gefco ont connu une nouvelle progression en 2006, se traduisant par une hausse de 8 % de son chiffre d'affaires, à 3 245 millions d'euros et une marge opérationnelle de 4,7 %.

Ce développement s'inscrit dans la stratégie de croissance de Gefco, fondée sur l'intégration logistique dédiée à l'industrie et sur le développement international. L'ambition de Gefco est d'être la référence en matière de logistique au service des industriels. Assurant en effet le contrôle de la Supply chain, de l'amont (approvisionnement) à l'aval (distribution), Gefco propose à ses clients internationaux une gamme complète de solutions, à travers ses trois domaines d'activité : la logistique et le transport de véhicules (Automotive), le transport terrestre de fret (Network) ainsi que la logistique et Overseas (Supply).

L'activité de Gefco en 2006 s'est inscrite dans un environnement de commerce international dynamique, nourri par les échanges entre les zones Asie, Europe et Amérique et par le développement de la Chine et de la Russie. L'économie européenne a évolué à un rythme plus modéré et l'activité du transport a été marquée par la volatilité des cours du gazole entraînant parfois des pénuries de moyens.

Malgré cet environnement défavorable en Europe, l'année 2006 a été marquée par de nouveaux progrès pour Gefco aussi bien dans sa contribution à la performance logistique du groupe PSA PEUGEOT CITROËN que dans sa croissance sur le marché concurrentiel international.

Internationalisation croissante

En 2006, Gefco a affiché une forte croissance à l'international (+ 17 % hors France, + 62 % hors Europe) et réalisé 40 % de la croissance dans les pays où il est nouvellement implanté.

En Europe centrale et orientale, le chiffre d'affaires de Gefco a progressé de 83 %. Dans cette région, le développement de Gefco s'appuie désormais sur huit filiales. L'année 2006 a été marquée par la montée en puissance du contrat General Motors en Russie, l'ouverture de nouvelles plates-formes et agences terrestres, maritimes ou aériennes, en Pologne, Roumanie, République tchèque et Russie.

En République tchèque (usine TPCA) et en Slovaquie (usine de Trnava), Gefco a intensifié ses activités pour le compte de PSA PEUGEOT CITROËN et de Toyota, notamment à Kolin en développant les opérations de post-production (PPO).

Au Mercosur, avec une croissance de 34 % en 2006, Gefco compte désormais parmi les dix premiers logisticiens, occupant le 8e rang au Brésil et le 3e rang en Argentine. Le portefeuille clients s'est élargit à de nouveaux grands comptes, Novartis et Ford. La logistique automobile en amont comme en aval pour PSA PEUGEOT CITROËN tient une place majeure dans cette zone.

En Chine, Gefco a démarré le transport des voitures Peugeot et Citroën et renforcé la ligne quotidienne Shanghai - Wuhan qui alimente l'usine de Dongfeng Peugeot Citroën Automobile (DPCA) ; le magasin externalisé de production est passé en logistique alternative.

Activité hors groupe en forte croissance

Pour la troisième année consécutive, les activités hors groupe PSA PEUGEOT CITROËN sur le marché de l'industrie progressent de près de 10 %, à 1 272 millions d'euros en 2006.

Le développement de Gefco se concentre principalement sur les secteurs automobile (constructeurs, équipementiers et deux-roues motorisés), cosmétique, high-tech et sur celui de la distribution spécialisée. En 2006, Gefco a accru ses parts de marché chez ses clients industriels stratégiques. À la fois architecte concevant des solutions de logistique et de transport, intégrateur pilotant la Supply chain et opérateur disposant de moyens multimodaux, Gefco assure une relation de proximité avec ses grands clients internationaux comme L'Oréal, Toyota, General Motors, Yamaha, Triumph, KTM ou IKEA.

Dans ce cadre, Gefco a développé à la fois son réseau de transport terrestre (150 agences reliées par 600 lignes de transport), son réseau maritime et aérien, notamment en Europe centrale et en Chine et son dispositif de plates-formes logistiques : près de 100 000 m² supplémentaires créés en 2006 en Europe de l'Ouest et en Europe de l'Est.

Faurecia

L'année 2006 a été marquée pour Faurecia par une baisse significative des ventes aux constructeurs français et par la hausse du prix des matières premières entraînant un recul de la marge opérationnelle. Sur 2006, Faurecia a procédé à des provisions exceptionnelles pour restructuration et à une dépréciation exceptionnelle d'actifs de l'activité de l'Intérieur Véhicule. L'ouverture de plusieurs sites aux États-Unis a entraîné d'importants coûts de démarrage.

Dans ce contexte, l'endettement financier a été contenu et le chiffre d'affaires de Faurecia, à 11 649 millions d'euros est en progression de 6,1 % sur 2006, tirés par les ventes hors d'Europe, sur le continent nord-américain et en Asie.

Sièges d'automobile

En 2006, l'activité Sièges d'automobile s'est établie en légère baisse (- 0,2 % à taux de change constant) à 4 813 millions d'euros, après une baisse de 3,9 % au premier semestre et une hausse de 4,0 % au second semestre.

Le niveau d'activité du second semestre s'explique par la montée en cadence en Europe de la Peugeot 207, de la Ford Galaxy, de la Citroën C4 Picasso, de l'Audi Q7, de la Toyota Yaris et par le démarrage de la BMW Mini. L'activité croît de 12,9 % en Amérique du Nord grâce notamment aux ventes à Chrysler, General Motors et au démarrage au second semestre des ventes pour la BMW X5. En Asie, la croissance est tirée par les ventes au groupe Volkswagen.

Les ventes aux constructeurs français reculent de 16,5 % sur l'année 2006.

L'expansion de l'activité a été confortée par la création de nouveaux sites. En Angleterre, un site dédié à la fabrication de sièges pour la Mini a été ouvert à Banbury. En République tchèque, des structures de sièges seront fabriquées dans des usines multi-clients. En Slovaquie, un nouveau site fabrique des sièges complets pour PSA PEUGEOT CITROËN. En Amérique du Nord, le site de Sterling Heights est dédié à la production de sièges et le site de Shelby produit des mousses pour sièges et appuie-tête. Enfin, une usine en Chine produira des sièges en juste-à-temps.

Autres modules de l'Intérieur Véhicule

Le chiffre d'affaires des autres modules de l'Intérieur Véhicule s'élève à 3 458 millions d'euros, en recul de 0,7 % par rapport à 2005 et de 1,0 % à taux de change constant. L'année a été marquée en Europe par la baisse de l'activité avec les constructeurs français (- 8,9 %) en dépit de la montée en cadence de la Peugeot 207 ; en Amérique du Nord, la croissance s'établit à 21,6 % grâce notamment au développement des ventes à Chrysler.

L'activité des autres modules de l'Intérieur Véhicule a été marquée par la création de sites. En République tchèque seront fabriquées des planches de bord et des panneaux de portes multi-clients. En Russie un nouveau site réalisera des planches de bord et des panneaux de portes pour la Logan de Renault. Des modules de système d'intérieurs seront fabriqués en Amérique du Nord et sur le site de Chongqing en Chine.

Systèmes d'Échappement

Le chiffre d'affaires des Systèmes d'Échappement, à 2 659 millions d'euros, poursuit sa forte progression, en hausse de 35,6 % par rapport à 2005 (+ 14,4 % hors ventes de monolithes et à taux de change constant). La croissance continue d'être fortement soutenue en Amérique du Nord (+ 21,8 %), grâce notamment au développement des ventes avec Ford, et en Asie (+ 48,3 %), avec l'augmentation des ventes de lignes d'échappement pour divers véhicules Hyundai-Kia en Corée du Sud et pour Ford, PSA PEUGEOT CITROËN et Volkswagen en Chine.

De nouveaux sites ont été ouverts pour cette activité en 2006. Des lignes d'échappement seront fabriquées en République tchèque, dans une usine multi-clients. En Slovaquie, un site est dédié à la fabrication de lignes d'échappement pour PSA PEUGEOT CITROËN. En Amérique du Nord, le site de Toledo fournira des Systèmes d'Échappement.

Bloc Avant

Le chiffre d'affaires de l'activité Bloc Avant s'élève à 719 millions d'euros, en baisse de 2,9 % à taux de change constant. Le démarrage des ventes à Chrysler aux Etats-Unis et la montée en cadence de la Peugeot 207 et de la Renault Clio n'ont pas compensé sur l'exercice la baisse des livraisons pour d'autres véhicules de PSA PEUGEOT CITROËN, ainsi qu'à Audi. L'activité enregistre néanmoins une progression de 2,0 % au second semestre.

L'activité Bloc Avant a été marquée par la création d'un nouveau site en Russie, qui fabriquera des pare-chocs.

Efficacité industrielle

Afin de renforcer sa compétitivité, Faurecia a poursuivi son déploiement industriel, avec le démarrage des nouveaux sites industriels mentionnés ci-dessus, et celui d'un site en Iran où seront installés des moyens de production pour la Logan.

Les programmes de réduction de coûts ont porté sur l'amélioration de la productivité des sites industriels et la migration accélérée de l'outil industriel vers des zones à bas coûts de production.

Innovation

Les dépenses brutes de recherche et développement, se sont élevées à 611 millions d'euros, en recul de 2,9 % par rapport à 2005 et ont représenté 5,2 % du chiffre d'affaires, contre 5,7 % en 2005.

L'année 2006 a été marquée pour Faurecia par plusieurs innovations. En collaboration avec Citroën, Faurecia a développé les pare-chocs avant et arrière de Citroën C6, intégrant un système de protection piéton performant et innovant à l'avant du véhicule. En avril 2006, ce nouveau système a contribué à l'obtention par Citroën C6 de la note maximale pour la protection des piétons aux tests EURO NCAP. Faurecia a également développé le premier module de porte intégrant un système complet de lève-vitre guidé par câble qui équipera en 2007 le Dodge Nitro. En mai, General Motors a décerné le prix de « Fournisseur de l'année » à Faurecia, pour le haut niveau de qualité de ses produits et services reflétant son innovation en matière de conception et de fonctionnalité.

Perspectives 2007

Faurecia prévoit pour 2007 une poursuite de la croissance du chiffre d'affaires, en ligne avec celle constatée en 2006, et une augmentation du résultat opérationnel à partir du second semestre. Faurecia vise une réduction significative de ses charges de restructuration et une bonne maîtrise de son endettement.

Autres activités

Peugeot Motocycles

Le marché européen des scooters a progressé de 8 % en 2006, et cela dans les 2 catégories : + 8,7 % en scooters inférieurs à 50cc, et + 7 % en scooters supérieurs ou égaux à 50cc.

La croissance en scooters inférieurs à 50cc est essentiellement le fait d'une forte percée d'importations chinoises de véhicules à très bas prix (de 650 euros à 1 000 euros), qui représentent, en 2006, 33 % de part de marché. Pour les scooters supérieurs ou égaux à 50cc, ce sont les cylindrées de 125cc qui augmentent fortement, en France et en Espagne, du fait de l'équivalence permis.

Les ventes de Peugeot Motocycles se sont élevées à 127 000 unités, en légère baisse de 3 % par rapport à l'exercice précédent. Sur le marché européen des scooters de moins de 50cc, Peugeot Motocycles a conservé sa troisième place avec 16 % du marché contre 19 % en 2005. Cette baisse affecte également nos concurrents traditionnels, soumis eux aussi à l'invasion de véhicules chinois. Sur le marché des scooters de plus grosses cylindrées, grâce au démarrage des gammes Satelis/Geopolis, la part de marché de Peugeot Motocycles a progressé à 3 %.

Comme prévu, la gamme Satelis (gros scooter « Grand Tourisme »), a démarré favorablement en France en 2006, avec les versions 125cc, 125cc - Compresseur et 250cc ; la gamme Geopolis (gros scooter à « grandes roues ») a quant à elle vu le lancement de sa première version 250cc destinée au marché italien. Satelis 125 s'est rapidement classé en tête des ventes en France et en Allemagne (environ 9 % de part de marché en France contre 6 % en 2005, 6 % en Allemagne contre 4,5 % en 2005). 2007 verra la sortie de versions 400cc et 500cc de Satelis, ainsi que des 125cc et 400cc de Geopolis.

De façon à contrer l'invasion chinoise en moins de 50cc, Peugeot Motocycles a signé en septembre 2006 avec la Société Jinan Qingqi Motorcycle Co, une joint venture 50/50 en Chine, qui fabriquera dès 2008 les véhicules d'entrée de gamme (Vivacity, Speedfight).

Le chiffre d'affaires consolidé de Peugeot Motocycles s'est élevé à 226 millions d'euros en 2006, en hausse de 10 %.

Process Conception Ingénierie

Process Conception Ingénierie - PCI, spécialisée dans la conception et la réalisation de biens d'équipements industriels dans les domaines de l'assemblage, de l'emboutissage, du ferrage et de l'usinage, a réalisé en 2006 un chiffre d'affaires de 302 millions d'euros, en retrait de 18 % par rapport à 2005.

Afin de répondre à une évolution de l'organisation de la direction Technique, Plates-Formes et Achats du groupe PSA PEUGEOT CITROËN, il a été décidé de procéder à une fusion des activités de PCI avec celles de la division automobile : à effet du 1er janvier 2007, Peugeot Citroën Automobiles reprend en location gérance PCI à l'exception de sa filiale SCEMM.

En conséquence seule la SCEMM, spécialiste de l'usinage, continuera à servir ses clients groupe et hors groupe. Son catalogue de prestations se verra enrichi du savoir faire de PCI en matière de rodage.

5. La politique sociale **du groupe**

Notre engagement social

La politique de ressources humaines de PSA PEUGEOT CITROËN est un atout majeur pour la croissance et le développement du groupe.

De dimension internationale, elle allie performance économique et progrès humain. Elle vise à favoriser la cohésion sociale autour de valeurs fortes de solidarité, de tolérance et d'engagement, communes aux 210 000 collaborateurs : respect des droits humains, égalité des chances, santé et sécurité au travail, développement des compétences des femmes et des hommes, rémunérations fondées sur la compétitivité et la performance individuelle et collective.

Le dialogue social est au cœur de cette politique et donne lieu à une pratique contractuelle dense dans tous les pays, renouvelant le contrat social et assurant les mutations industrielles, économiques, sociales et sociétales.

Conscient de sa responsabilité sociale à l'échelle internationale, PSA PEUGEOT CITROËN a étendu ses exigences sociales aux fournisseurs, sous-traitants, réseaux de distribution et partenaires industriels. Ces engagements sont portés dans l'Accord Cadre Mondial, dont l'application fait l'objet d'une évaluation permanente et rigoureuse.

Depuis 2000, cette politique se traduit par de nombreuses réalisations. Dans le cadre de notations déclaratives ou sollicitées, les observateurs sociaux reconnaissent sa qualité et son caractère innovant. L'agence de notation Vigeo souligne que PSA PEUGEOT CITROËN est leader, dans le secteur industriel, pour la promotion des droits humains. En 2006, le groupe a également intégré les indices FTSE4Good. Le groupe FTSE confirme ainsi que PSA PEUGEOT CITROËN satisfait à ses critères de responsabilité sociale et environnementale.

Le dialogue social, porteur d'innovations durables

Une liberté d'association et de représentation des salariés, partout dans le monde

PSA PEUGEOT CITROËN veille au respect de l'indépendance et du pluralisme des organisations syndicales. Il entretient avec elles un dialogue social permanent, dans tous les pays où il est implanté.

Des accords sur l'exercice du droit syndical ont notamment été signés en France, en Argentine, en Espagne et en Slovaquie. Ils visent à empêcher toute forme de discrimination syndicale. Ils abordent les aspects liés à l'activité syndicale : la gestion des carrières des mandatés syndicaux, la formation dans l'exercice du mandat, les moyens de fonctionnement des organisations syndicales, la liberté de circulation, ou encore l'information et la documentation des représentants du personnel.

L'engagement du groupe en faveur de la liberté d'association et de représentation est réaffirmé dans l'Accord Mondial sur la Responsabilité Sociale du Groupe, signé en mars 2006.

Des engagements contractuels

En 2006, plus de 50 accords ont été signés dans les différents pays où le groupe est présent. Tous les principaux sujets concernant la vie de l'entreprise et de ses salariés sont abordés (développement international, nouvelles organisations...). La politique contractuelle répond aussi aux attentes des salariés concernant leurs conditions d'emploi (salaires, évolution professionnelle). Elle est le fondement de l'évolution de la culture d'entreprise, par la prise en compte des enjeux sociétaux comme l'égalité hommes-femmes ou la diversité.

Des modalités de suivi des accords sont définies pour s'assurer du respect des engagements : des commissions se réunissent pour analyser les résultats sur la base d'indicateurs précis et objectifs. Les points d'amélioration identifiés donnent lieu à la signature d'avenants.

En France, PSA PEUGEOT CITROËN a conclu en 2006 des accords sur des thèmes aussi divers que les salaires, l'indemnisation des jours chômés, le congé paternité ou l'organisation du travail pour l'année 2007.

Au Brésil, des accords concernant les salaires, la prime de participation aux résultats et l'organisation du travail ont été signés pour les sites de Porto Real et São Paulo.

En Slovaquie, une convention collective d'entreprise a été signée par la direction du site de Trnava et l'organisation syndicale Oz Kovo, en janvier 2007. Conclue pour une durée de trois ans, elle définit les principes et les règles applicables dans les domaines du dialogue social,

de l'organisation du temps de travail, de la rémunération, de la sécurité et des conditions de travail, ainsi que de la protection sociale.

En Italie, la Banque PSA Finance a signé un accord permettant une plus grande flexibilité du temps de travail.

Le Comité de Groupe, au cœur du dialogue social

Instauré en 1996, le Comité de Groupe européen assure la représentation de tous les salariés du groupe en Europe. C'est l'instance de dialogue privilégiée pour aborder la stratégie de l'entreprise, ses résultats et ses perspectives. L'Accord Mondial sur la Responsabilité Sociale a élargi le Comité de Groupe à des représentants argentins et brésiliens.

Le dialogue au quotidien

Le dialogue social est assuré au quotidien par la hiérarchie.

Pour faciliter l'animation et le dialogue dans les équipes, tous les sites industriels sont organisés en Unités Élémentaires de Production (UEP). Leur fonctionnement est fondé sur la participation des salariés.

Des démarches participatives, au service du progrès permanent, font appel aux compétences et aux initiatives des salariés. Le groupe les encourage à tous les niveaux et dans tous les secteurs d'activité. Les propositions des ouvriers susceptibles d'entraîner un progrès font l'objet d'une incitation financière, dans le cadre du système Declic. En 2006, plus de 200 000 suggestions ont ainsi été proposées.

Être à l'écoute et informer les salariés

Le groupe informe les salariés par le biais de différents supports de communication : journaux internes, affichages, sites intranet. Début 2007, une nouvelle version de l'intranet RH, plus interactive, plus attractive et plus complète, a été mise en ligne.

Dans la division automobile française, des enquêtes d'opinion sont réalisées depuis 2002, à propos de la perception de la politique sociale par les salariés. Depuis leur lancement, les résultats sont en progression. Ceux de l'enquête 2007 confirment la satisfaction des salariés quant à la sécurité, au temps de travail, aux avantages sociaux ou encore à l'intérêt du travail.

Des enquêtes de satisfaction sont également menées en Argentine, au Brésil, en Espagne, au Royaume-Uni, au Bénélux, en Pologne, au Portugal, en République tchèque et en Autriche.

La responsabilité sociale à l'échelle mondiale

L'Accord Mondial sur la Responsabilité Sociale a été signé le 1er mars 2006 par la FIOM (Fédération Internationale des Organisations deTravailleurs de la Métallurgie) et la FEM (Fédération Européenne des Métallurgistes) ainsi que par les organisations syndicales des pays où le groupe compte plus de 500 salariés. Cet accord concerne toutes les filiales des divisions automobile, financement, transport et logistique du groupe.

Dans la continuité de la charte éthique et de l'adhésion du groupe au Global Compact en 2003, cet accord présente un atout majeur : celui de contractualiser avec les partenaires sociaux l'engagement de PSA PEUGEOT CITROËN.

Un suivi de l'accord est réalisé, tant sur le plan local qu'au niveau du groupe. Un guide et des grilles d'évaluation ont été élaborés à cet effet avec les signataires, et des audits sont menés dans les sites. Ce système de suivi permet un examen consolidé de l'application de l'accord en Comité de Groupe.

Au Brésil, la démarche de responsabilité sociale de PSA PEUGEOT CITROËN a été saluée par le Prix de l'entreprise citoyenne, délivré par le secrétariat auTravail de l'État de Rio de Janeiro. En France, le groupe s'est vu remettre en février 2007 leTrophée de la meilleure politique globale en matière de responsabilité sociale.

Respecter les droits humains fondamentaux

L'Accord Mondial sur la Responsabilité Sociale engage PSA PEUGEOT CITROËN en faveur des droits humains fondamentaux.

Il affirme la promotion des Droits de l'Homme, la non-complicité dans la violation des droits humains, la liberté d'association et la reconnaissance effective du droit à la négociation collective, l'élimination de toutes les formes de travail forcé et obligatoire, l'élimination de la discrimination en matière d'emploi et d'exercice d'une profession, la lutte contre la corruption, la prévention des conflits d'intérêt et l'abolition effective du travail des enfants.

En effet, l'accord prévoit que l'âge minimal d'accès à l'emploi peut exceptionnellement être fixé à 16 ans dans les pays ou régions où le système de formation initiale est insuffisamment développé.

Étendre les meilleures pratiques de ressources humaines dans tous les pays

Cet accord a pour objectif d'appliquer et de promouvoir, dans tous les pays, les meilleures pratiques en matière de ressources humaines, dans le respect des cultures locales : gestion de l'emploi et des compétences (formation continue, égalité des chances), protection sociale, conditions de travail répondant aux meilleurs standards internationaux, sécurité et santé au travail. De même, l'ensemble des collaborateurs bénéficient d'un intéressement aux résultats du groupe.

Des partenariats dans les territoires d'implantation

L'Accord sur la Responsabilité Sociale prévoit également la contribution de PSA PEUGEOT CITROËN au développement économique et social des territoires où il est implanté, notamment par un recours privilégié aux ressources humaines locales.

Soucieux de répondre le mieux possible à cette exigence, le groupe a noué de nombreux partenariats avec les services nationaux de l'emploi et de la formation professionnelle, ou encore avec des associations d'insertion, comme en Chine, au Brésil, au Mexique, en Slovaquie, en Algérie, en Iran ou au Chili. En Pologne, Gefco travaille en collaboration avec des écoles formant des spécialistes en logistique.

Des exigences sociales partagées avec les fournisseurs

Les relations du groupe avec ses fournisseurs sont fondées sur des exigences de responsabilité sociale. Celles-ci ont été renforcées en 2004 puis en 2006.

Les principes régissant l'Accord Mondial ont ainsi été repris dans le nouveau référentiel de spécifications en matière de responsabilité sociale et environnementale, exigences que sont tenus de respecter les fournisseurs du groupe. Ainsi, le non-respect des droits humains entraîne des plans d'action correctifs puis, en cas de poursuite, des sanctions pouvant aller jusqu'au retrait de la liste des fournisseurs référencés. Des audits sont prévus à partir de 2007.

L'égalité hommes-femmes : un atout pour le groupe

La mixité professionnelle est un atout pour la performance du groupe : elle lui permet en effet de bénéficier de nouvelles compétences, et favorise la confrontation des idées.

En janvier 2007, l'engagement du groupe en faveur de l'égalité hommes-femmes a été salué en France par le renouvellement du label Égalité professionnelle, créé par le ministère de la Parité. PSA PEUGEOT CITROËN avait été, en 2005, la première entreprise distinguée par ce label.

Après la signature de l'accord sur l'emploi féminin dans la branche automobile en France en 2004, la démarche a été étendue dans toutes les filiales. En 2006, des accords sur ce thème ont aussi été signés par Banque PSA Finance France et par les filiales commerciales de la marque Peugeot.

Le taux de féminisation des effectifs est en constante augmentation. Les 43 600 femmes qui travaillent aujourd'hui dans le groupe représentent 20,6 % des effectifs, contre 17,6 % en 2002. Ces chiffres sont le reflet d'une politique volontariste de féminisation des recrutements : le groupe a recruté, en 2006, plus de 28 % de femmes.

Autre principe majeur de la politique sociale de PSA PEUGEOT CITROËN : la garantie de niveaux de salaires et de parcours professionnels équivalents entre hommes et femmes. Elle consiste à équilibrer la répartition des augmentations individuelles et à s'assurer que les promotions respectent la répartition hommes/femmes de la population d'origine. En 2006, comme pour les années précédentes, le salaire moyen mensuel est équivalent entre les hommes et les femmes pour l'ensemble des catégories socioprofessionnelles, à coefficient et classification identiques.

Le groupe s'associe à de nombreuses actions d'insertion ayant pour but de favoriser l'emploi féminin. Par exemple, depuis 2002, le site de Metz participe aux opérations Défi, qui ont permis la formation en alternance de femmes sur des métiers industriels. Ces opérations ont abouti au recrutement de 30 personnes en CDI. Pour cette action, le site a reçu le Grand Prix des Trophées de la formation continue, dans le cadre du Salon de la formation professionnelle.

Assurer l'égalité des chances

PSA PEUGEOT CITROËN a choisi de s'entourer de profils variés, reflétant la société et son environnement : la coexistence de salariés aux profils différents est source de complémentarité et d'équilibre social. Elle favorise la confrontation des idées et la performance économique.

La diversité consiste à faire travailler ensemble et à faire évoluer les meilleurs talents, sans distinction de culture, de nationalité, de sexe, de religion, de convictions politiques ou syndicales, de différences d'expériences, de caractéristiques physiques, de parcours professionnel, d'âge, d'état de santé ou d'orientation sexuelle.

Ainsi, le groupe applique et promeut, au-delà des règles légales, les meilleures pratiques et lutte contre le racisme, la xénophobie et l'homophobie et, plus généralement, contre l'intolérance à l'égard des différences. Il garantit le respect de la vie privée.

En 2006, le groupe a poursuivi la mise en œuvre concrète de ses engagements en faveur de l'égalité des chances. En France et en Argentine, toutes les mesures prévues par les accords de 2004 sur la Diversité et la Cohésion Sociale ont été mises en application. Des accords ont également été signés sur ce thème en Espagne et au sein des filiales industrielles comme la Française de Mécanique. Le principe de non-discrimination a été intégré aux règlements intérieurs de différentes filiales. C'est le cas notamment au sein des filiales Gefco en Turquie et Peugeot en Algérie, où le règlement intérieur prévoit que le recrutement et l'évolution professionnelle sont exclusivement fondés sur l'aptitude et le mérite.

Le recrutement est révélateur de cette politique : en France, sur les 629 ingénieurs et cadres recrutés dans le groupe pour l'année 2006, 178 sont des femmes, 43 sont de nationalité autre que française, 53 sont issus des minorités visibles, 24 sont originaires de zones urbaines dites « sensibles » et 22 ont dépassé 45 ans.

Guide de bonnes pratiques pour les recruteurs, instauration du curriculum vitae anonyme, formations à la prévention des discriminations : autant d'initiatives, relayées par des actions de sensibilisation, qui ont permis d'atteindre ces résultats. La méthode de recrutement par simulation, en particulier, a permis de recruter près de 5 000 personnes en France depuis 2004, dont près de 32 % de femmes. Elle consiste à sélectionner les candidats sur la base de leurs aptitudes et non de leur diplôme ou de leur expérience. Lancée en France, en collaboration avec l'Agence Nationale pour l'Emploi, elle a été étendue en Espagne et en Slovaquie.

En France et en Espagne, des Observatoires Paritaires de la Diversité et de l'Égalité ont été mis en place pour s'assurer que les accords sont bien appliqués. En France, l'Observatoire vérifie que la répartition des augmentations individuelles et des promotions est équivalente à la représentation des différentes catégories qui font l'objet d'un suivi chez PSA PEUGEOT CITROËN (personnes de nationalité autre que française, salariés de plus de 50 ans...).

Le thème de l'égalité des chances a été inclus dans la négociation sur l'emploi, la motivation et le maintien de l'employabilité des seniors.

À la demande de PSA PEUGEOT CITROËN, des audits externes sont réalisés de façon régulière. Entre autres enquêtes, l'Observatoire National des Discriminations a réalisé un testing du processus de recrutement dont les résultats ont confirmé la bonne application des principes de non-discrimination.

Afin de renforcer son engagement en faveur de l'égalité des chances et du recrutement de profils variés, PSA PEUGEOT CITROËN participe à de nombreuses actions d'insertion. Menées en partenariat avec des organismes publics ou privés - qu'il s'agisse du service public de l'emploi et de la formation professionnelle, des entreprises ou des associations d'insertion - ces actions concernent notamment l'employabilité des jeunes et l'insertion professionnelle de personnes exclues du marché du travail.

Pour aller plus loin dans sa démarche de promotion de l'égalité des chances, le groupe s'est également engagé, en 2006, avec des sociologues, dans un travail sur les représentations et les stéréotypes dans l'entreprise. L'étude, une fois finalisée, permettra d'identifier de nouveaux axes de progrès.

En France, PSA PEUGEOT CITROËN s'est vu décerner par le gouvernement le Premier Grand Prix de la Diversité 2006. Ce prix lui a été remis en décembre 2006 par le ministère délégué à la Promotion de l'Égalité des chances.

Donner aux personnes handicapées toute leur place dans le monde du travail

PSA PEUGEOT CITROËN favorise l'emploi et le maintien dans l'emploi des salariés handicapés, qui sont actuellement 6 600 à travailler dans le groupe. Soucieux de renforcer son engagement dans ce domaine, il a également contribué au développement et au lancement du site de recrutement « hanploi.com ».

Signé en France en septembre 2005, l'accord sur l'insertion sociale et professionnelle des personnes handicapées s'inscrit dans le prolongement des accords précédemment signés, qui ont permis de développer une politique de maintien dans l'emploi, de prévention du handicap et d'insertion professionnelle. Il participe aux actions en faveur de l'égalité des chances dans l'entreprise.

En France, dans la division automobile, le niveau d'emploi de personnes handicapées, complété par les contrats de sous-traitance avec le secteur dit protégé, représente, selon le nouveau mode de décompte légal, un taux d'emploi de 8 %, pour un taux incitatif national de 6 %.

Cette politique est déployée de façon cohérente et homogène dans tous les pays. En 2006, les filiales Banque PSA Finance et Citer France ont signé des accords relatifs à l'insertion professionnelle des personnes handicapées.

Une gestion responsable des restructurations

Pour toutes les évolutions d'activité entraînant des restructurations ou un redéploiement des emplois, une information et une concertation sont engagées avec les représentants des salariés.

PSA PEUGEOT CITROËN s'attache à accompagner les collaborateurs dans toutes les transformations d'activités et de l'emploi et à identifier une solution professionnelle pour chacun d'entre eux, conformément à son engagement de « ne laisser personne seul face à son problème d'emploi ».

La fermeture du site industriel de Ryton, en Grande-Bretagne, s'est effectuée dans le respect de ces principes de responsabilité sociale, conformément aux engagements du groupe.

Avec la mise en place d'un *Resource Centre*, plus de 6 000 postes ont pu être proposés aux 2 050 salariés concernés. Neuf « forums emplois » ont été organisés sur le site, avec la participation de très nombreuses entreprises. L'efficacité des mesures d'accompagnement social mises en place a conduit à anticiper la fermeture par rapport à la date prévue, de nombreux salariés ayant retrouvé un emploi ou souhaitant développer un projet personnel. Les autres salariés se sont vu proposer des mesures telles que l'aide à la création d'entreprise, la reconversion, la mobilité dans le groupe ou la préretraite.

La fermeture de l'usine, annoncée le 18 avril 2006, est intervenue le 8 janvier 2007. En moins de neuf mois, grâce aux moyens mis en œuvre, l'ensemble des salariés a bénéficié d'une mesure d'accompagnement. Grâce à l'appui et à l'engagement de la direction et de l'encadrement de l'usine, cette fermeture s'est déroulée sans jour de grève, dans le respect des objectifs de qualité, de sécurité, et des programmes de production.

La sécurité et les conditions de travail, notre première exigence

Pour PSA PEUGEOT CITROËN, la seule cible acceptable est de travailler sans accident : il ne peut y avoir de progrès sans sécurité des collaborateurs au travail.

L'exigence de sécurité doit être identique dans tous les pays et dans toutes les activités.

C'est pourquoi le Système unique de Management de la Sécurité au Travail a été étendu à l'ensemble des sites de PSA PEUGEOT CITROËN. Il associe tous les acteurs de l'entreprise : les salariés, l'encadrement et les partenaires sociaux, qui participent aux Comités de Sécurité.

Le respect des objectifs de sécurité est l'un des éléments de la rémunération variable des cadres occupant des postes à forte responsabilité, avec la marge opérationnelle et le niveau de qualité.

Axe fort de la politique du groupe, la sécurité routière est un engagement de longue date qui implique les collaborateurs. Des actions de prévention sont organisées sur les différents sites. Au Brésil, le groupe s'est associé à la mairie de Resende et à l'ONG *International Global Road Safety Partnership, dans le cadre du* programme « Sécurité et Éducation routières ».

Des résultats en nette amélioration depuis 4 ans

Depuis 2002, les résultats en matière de sécurité sont en nette amélioration pour toutes les activités du groupe et dans tous les pays. À partir de 2006, l'animation de la sécurité au travail a été étendue à l'ensemble des activités, y compris les filiales commerciales Peugeot et Citroën et les activités de Banque PSA Finance.

Dans le domaine industriel, l'amont technico-industriel et le tertiaire, le taux de fréquence des accidents avec arrêt est passé de 2,49 en 2005 à 2,35 fin 2006. Pour la deuxième année consécutive, le site de Buenos Aires (Argentine) a obtenu le meilleur résultat parmi les sites industriels de fabrication automobile, avec un taux de fréquence de 0,8.

Dans les réseaux propres de garages et services après-vente, les résultats de la sécurité ont également connu une nette amélioration en 2006. Celle-ci est due notamment aux audits de sécurité menés par la direction des ressources humaines et les marques. Peugeot a ainsi réalisé des enquêtes sur ses sites commerciaux en Espagne, au Portugal, en Allemagne et en Italie.

Au total, toutes activités et tous pays confondus, le taux de fréquence des accidents avec arrêt est passé de 7,95 en 2002 à 3,41 en 2006. Il s'agit du meilleur résultat jamais enregistré, qui dépasse l'objectif fixé.

Des exigences sociales et de sécurité étendues aux entreprises extérieures et aux entreprises de travail temporaire

L'organisation du travail tient compte de la présence de salariés d'entreprises extérieures (activités de services et de maintenance d'installations techniques, entreprises de chantiers, fournisseurs) dans les établissements.

Sans se substituer à leur responsabilité juridique, le groupe s'assure que ces entreprises respectent les règles sociales et de sécurité.

Une procédure unique formalise les règles et les exigences sociales et de sécurité qui leur sont applicables. Des règles dans le choix des entreprises, l'accueil des personnels, la coordination des chantiers et la responsabilisation des donneurs d'ordres ont été mises en place et des audits sont réalisés. Les conditions de sécurité s'en sont trouvées fortement améliorées. De 2003 à 2006, le nombre d'accidents du travail survenus lors des travaux effectués à l'occasion des congés annuels a ainsi été divisé par deux.

Un effort important en faveur de la sécurité a également été engagé avec les entreprises de travail temporaire en France dans le cadre de la charte sur le travail temporaire.

L'amélioration permanente des conditions de travail

La démarche d'amélioration des conditions de travail vise à assurer à tous les salariés des conditions et un environnement de travail correspondant aux meilleurs standards internationaux.

Appliquée dans les projets de développement de nouveaux véhicules, cette démarche concerne aussi le process industriel, avec la présence d'ergonomes dans les ateliers.

Elle s'inscrit dans le cadre de l'accord sur l'amélioration des conditions de travail, signé en France en 2001.

Dans la division automobile, la priorité a été donnée à la réduction du nombre de postes réputés « lourds ». Ainsi, de 1999 à fin 2006, la proportion de ces postes est passée de 35 % à 15 %. Quant à la part de postes « légers », pouvant être tenus par l'ensemble des salariés, elle est passée de 26 % en 1999 à 40 % fin 2006. Ces postes favorisent l'employabilité car ils permettent de maintenir en activité des personnes en fin de carrière ou présentant des restrictions médicales.

Des solutions innovantes dans le domaine des services au personnel ont été mises en place, afin d'aider les salariés à concilier leur vie privée et leur vie professionnelle : aménagements d'horaires, crèches et conciergeries d'entreprise.

Des travaux portant sur le harcèlement moral et sur le stress, associant des médecins du travail, ont également été lancés en 2006.

Une politique de santé active

La santé au travail constitue un enjeu social et économique majeur, auquel répond le Plan santé du groupe lancé en 2005. Ce plan aide les salariés à maintenir leur capital santé.

Cible prioritaire du plan, les maladies pouvant avoir une origine professionnelle font l'objet de démarches actives de prévention, dans tous les sites du groupe. C'est le cas par exemple des lombalgies. En cas de pathologie, des actions favorisent aussi la meilleure insertion possible sur un poste de travail adapté.

Les services médicaux du groupe s'impliquent dans la lutte contre les pathologies ou les facteurs de risques extraprofessionnels, dès lors que ceux-ci peuvent entraîner des conséquences sur l'aptitude à travailler : dépistage de certains cancers ou glaucomes, de l'hépatite C, vaccination antigrippale, sevrage tabagique. En Afrique du Sud, la filiale Peugeot a construit le premier centre de dépistage du SIDA dans le township d'Orange Farm, très éloigné de tout centre médical. Cette action lui a valu le Prix *Best Contribution to Fighting HIV/AIDS*.

Une vaste campagne de sensibilisation a également été engagée sur le thème de l'hygiène alimentaire et de l'activité physique, notamment à travers le programme Santal +, lancé en 2006 en France. Au Brésil, les salariés peuvent assister à des conférences abordant les différents thèmes liés à la qualité de vie et à la santé, notamment l'équilibre alimentaire et l'activité physique.

Depuis la fin janvier 2007, l'ensemble des sites français du groupe sont entièrement non-fumeurs, conformément à la nouvelle législation en vigueur.

La gestion prévisionnelle de l'emploi et des compétences

PSA PEUGEOT CITROËN emploie 210 000 collaborateurs dans le monde, dont 57,3 % sont ouvriers, 26,1 % employés, techniciens et agents de maîtrise, et 16,6 % cadres.

La politique de l'emploi favorise le redéploiement des compétences vers les métiers stratégiques, en adéquation avec les besoins de l'entreprise.

Pour accompagner la croissance et l'internationalisation du groupe, les effectifs ont connu une croissance de 28 % au cours de la période 2000-2006. Dans le même temps, le groupe a créé près de 33 000 emplois, dont 28 000 à l'international. En 2006, le groupe a recruté près de 22 000 salariés, dont 13 400 dans les divisions équipement et transports/logistique.

Les recrutements sont réalisés avec la volonté d'attirer les meilleures compétences, sur un large éventail de métiers, et d'intégrer des profils variés en termes de formation ou d'expérience, en particulier internationales.

Compte tenu d'une moindre évolution des volumes de vente, il a été décidé en juin 2006 de suspendre temporairement les recrutements dans la division automobile.

Une gestion internationale des compétences

Aujourd'hui, près de 90 000 personnes travaillent hors de France. PSA PEUGEOT CITROËN donne la priorité aux compétences locales : 86 % des cadres du groupe qui travaillent à l'international sont des nationaux et le groupe compte des salariés appartenant à 110 nationalités différentes.

Le groupe n'a recours aux détachements internationaux que lorsqu'il ne parvient pas à recruter localement les personnes correspondant aux profils des postes recherchés. Ces détachements s'effectuent généralement lors du lancement de nouveaux produits ou de l'établissement de nouveaux sites industriels. Les cadres à haut potentiel sont aussi appelés à prendre des responsabilités à l'international, dans le cadre de leur parcours d'évolution.

En 2006, dans le groupe, près de 750 salariés ont pris une fonction hors de leur pays d'origine, et 1 200 missions de longue durée ont été réalisées à l'étranger.

Des démarches structurées de gestion prévisionnelle

En décembre 2006, une négociation relative à la gestion prévisionnelle des emplois et des compétences s'est ouverte avec les organisations syndicales. L'objectif est d'établir une évaluation permanente des évolutions des métiers et des compétences, afin d'anticiper les actions de formation, de reconversion ou de mobilité nécessaires, ainsi que les effets prévisibles sur l'emploi de la stratégie et du développement de l'entreprise.

Dans le même esprit, 22 filières de compétences d'envergure mondiale et transversales aux directions opérationnelles ont été mises en place dès 2005, permettant à chacun de devenir pleinement acteur de sa carrière.

Grâce à cette nouvelle gestion par filières, les managers peuvent anticiper leurs besoins en compétences, en effectifs et en formation. Les cadres, quant à eux, bénéficient d'un suivi plus individualisé et d'une meilleure visibilité sur leurs possibilités d'évolution.

Les possibilités d'évolution et de développement ont également concerné les métiers ouvriers, à l'occasion de la signature des accords sur l'évolution professionnelle des ouvriers de production (2005) et des ouvriers professionnels (février 2007), conclus avec cinq organisations syndicales sur six. Le dispositif d'évolution, transparent et objectif, s'appuie sur des référentiels de compétences qui exposent, pour chaque métier et chaque coefficient, les savoirs et savoir-faire à exercer. Cette démarche sera étendue aux employés, techniciens et agents de maîtrise.

De multiples possibilités d'évolution

L'entretien individuel est un moment privilégié pour aborder les souhaits des salariés en termes d'évolution professionnelle.

L'éventail des métiers du groupe offre aux collaborateurs de réelles possibilités d'évolution professionnelle. Plus de 5 500 cadres ont bénéficié d'une mobilité professionnelle en 2006. Celle-ci favorise le développement des compétences et offre aux collaborateurs des opportunités d'évoluer vers d'autres fonctions. Les promotions et les changements de qualifications concernent chaque année environ 17 % des effectifs. 30 % des cadres sont issus de la promotion interne.

Depuis 2005, tous les collaborateurs ont accès aux offres d'emploi disponibles dans le groupe, publiées sur l'intranet de la Direction des Relations et Ressources Humaines. Depuis 2006, ils ont aussi la possibilité d'y publier leur curriculum vitae. Gefco a également mis en place un service spécialement consacré à la mobilité et aux carrières.

En garantissant une large diffusion de l'information, le groupe renforce l'égalité des chances et les perspectives de promotion sociale.

L'évolution et la qualification professionnelles dépendent exclusivement des compétences exercées, du comportement professionnel et de la performance au travail. Le groupe a étendu l'utilisation des outils faisant appel à des modes de sélection objectifs, fondés sur l'évaluation des compétences. Ceux-ci renforcent l'efficacité des processus de promotion et d'égalité des chances. Dans le cadre d'*Assessment Centers*, les exercices de mise en situation se sont poursuivis en 2006 pour la sélection de managers et d'experts techniques.

Valoriser le capital humain par la formation

En 2006, l'offre de formation a été rénovée pour développer l'employabilité des salariés. Près de 4 000 stages de formation sont maintenant proposés. Ils sont structurés par filière et par métier, dans le cadre d'une offre de formation professionnalisante.

En 2006, chaque salarié du groupe a suivi en moyenne près de 25 heures de formation.

PSA PEUGEOT CITROËN se mobilise pour favoriser le recrutement de jeunes en alternance, dans tous les pays. Le groupe accueille à ce jour en France plus de 2 600 personnes en contrat d'apprentissage ou de professionnalisation. L'alternance chez PSA PEUGEOT CITROËN concerne tous les niveaux de formation : elle permet d'accueillir des personnes avec ou sans qualification préalable. L'accent est mis sur la reconnaissance des compétences par l'acquisition d'une qualification.

En France, cette démarche est menée dans le cadre de l'application de l'Accord de 2005 sur la formation tout au long de la vie professionnelle.

Des partenariats de formation professionnelle et des conventions tripartites signés entre PSA PEUGEOT CITROËN, l'Éducation nationale et les services publics d'éducation des pays concernés sont également mis en place dans de nombreux pays, notamment en Slovaquie et en Amérique latine.

Favoriser la transmission des savoirs

L'adaptation permanente des besoins de l'entreprise et de ses ressources humaines nécessite un engagement fort en faveur de la mobilité professionnelle. Dans ce cadre, une attention particulière est apportée aux périodes de transition professionnelle, afin de garantir la transmission des savoirs dans les meilleures conditions. Cette politique est particulièrement opportune pour accompagner le renouvellement des générations que le groupe connaîtra au cours des dix prochaines années.

En 2006, une véritable reconnaissance de l'expertise professionnelle a été initiée. Elle a permis de désigner près de 40 cadres « maîtres-experts » et près de 200 « experts » à partir de leurs capacités à apporter des évolutions et des avantages déterminants pour l'entreprise dans leurs métiers, spécifiques à l'automobile.

Concilier compétitivité et conditions d'emploi

Organiser la durée du travail

Dans la plupart des pays où la législation le permet, la durée du travail s'apprécie dans le cadre de la modulation pluriannuelle. En contrepartie de cette souplesse dans l'organisation, PSA PEUGEOT CITROËN garantit la stabilité des niveaux de rémunération sur l'année, malgré les variations d'activité.

Les accords d'aménagement de la durée du travail sont améliorés en permanence et adaptés par la négociation collective et le dialogue social. En France, un avenant à l'accord sur la réduction et l'aménagement du temps de travail a ainsi été signé fin 2005. Il encourage la prise régulière des jours de congé RTT, dont bénéficient les salariés en horaire de journée.

En Espagne, sur le site de Vigo, la troisième équipe travaille selon un régime horaire flexible, ce qui permet de faire varier la durée du travail de 4 à 6 heures par séance. Cette organisation permet de mieux répondre aux variations de la demande commerciale.

Une gestion responsable de l'emploi à durée limitée

Le recours à l'emploi à durée limitée répond aux variations et aux à-coups de la demande, aux lancements des nouveaux produits, à la réorganisation du processus industriel, au remplacement des absences non prévues et à la nécessité de faire face aux aléas de logistique et de qualité.

Au cours des cinq dernières années, une politique d'adaptation du recours au travail temporaire a été engagée.

Parallèlement, PSA PEUGEOT CITROËN applique, avec sept entreprises de travail temporaire, la charte qui encadre les conditions d'emploi du personnel temporaire en France. Sans se substituer à la responsabilité d'employeur des entreprises de travail temporaire, le groupe s'engage à garantir au personnel intérimaire, au-delà des obligations légales et réglementaires, des conditions d'emploi à la mesure de sa politique sociale. La charte limite notamment la présence continue dans l'entreprise à 11 mois, afin d'assurer à chaque intérimaire la possibilité de prendre des congés annuels et de lui donner une visibilité quant au terme de sa mission.

Des audits réguliers sont effectués pour vérifier le respect des mesures prévues.

Des rémunérations fondées sur la compétitivité et la performance

En plus de préserver le pouvoir d'achat des salariés, le groupe rémunère la performance, pratique des rémunérations compétitives au regard des marchés du travail et associe à la création de valeur ceux qui y contribuent : la politique de rémunération de PSA PEUGEOT CITROËN répond aux mêmes objectifs, dans tous les pays où il est implanté.

Le groupe encourage également le développement de l'épargne salariale et veille au renforcement de la protection sociale de ses salariés.

De nombreux accords salariaux sont signés chaque année dans la plupart des pays. S'ils veillent au maintien du pouvoir d'achat, en particulier pour les bas salaires, ces accords prévoient également des mesures individuelles supplémentaires au bénéfice des salariés les plus performants.

En 2006, des accords ont notamment été signés au Royaume-Uni (*Pay deal*), en France, au Brésil, en Argentine, en Espagne ainsi que dans les filiales commerciales en Allemagne.

Une garantie d'égalité de traitement

L'engagement de PSA PEUGEOT CITROËN en faveur de la diversité et de l'égalité hommes-femmes se traduit concrètement dans sa politique salariale.

La répartition des augmentations individuelles et des promotions fait régulièrement l'objet d'un suivi avec les partenaires sociaux, afin d'identifier et de corriger d'éventuelles inégalités.

L'harmonisation des conditions de rémunération s'est poursuivie en 2006 par une négociation sur les primes de poste qui a abouti, en janvier 2007, à la signature d'un accord. Elle complète l'harmonisation des régimes horaires, réalisée en 2004 et 2005. L'accord de 2007 se traduira au minimum par un maintien de rémunération et, pour 10 000 salariés, par une augmentation de salaire.

Associer le personnel aux résultats du groupe

Soucieux d'associer ses salariés à ses résultats, PSA PEUGEOT CITROËN verse un intéressement aux résultats opérationnels à l'ensemble de ses collaborateurs dans le monde.

86 millions d'euros ont ainsi été distribués aux salariés du groupe dans le monde (hors Faurecia), au titre des dispositifs d'intéressement, pour l'exercice 2006.

En France, le montant total de l'intéressement et de la participation s'établit à 65 millions d'euros, en application de l'accord de groupe.

Un système de bonus individuel, destiné aux cadres occupant des postes à forte responsabilité, permet d'associer une partie de leur rémunération à l'atteinte des objectifs prioritaires définis par la direction générale. Néanmoins, il a été décidé au vu de l'évolution des résultats du groupe de ne régler aucun bonus au titre de l'année 2006.

Une offre d'épargne salariale diversifiée

Afin de soutenir efficacement les salariés dans leurs projets, PSA PEUGEOT CITROËN offre un large éventail de solutions d'épargne salariale. Ces diverses formes de placements permettent d'élargir l'offre selon les besoins des salariés, en termes d'horizon de placement et de risque.

En vue d'harmoniser sa politique de rémunération à l'échelle internationale, le groupe a étendu ce système d'épargne collectif en Espagne (2002), au Royaume-Uni (2003), en Allemagne (2003) et au Portugal (2006).

Dans le cadre des dispositifs collectifs d'épargne salariale, l'actionnariat salarié est en constante progression depuis cinq ans, passant ainsi de 0,75 % du capital détenu en 2000 à 2,67 % au 31 décembre 2006. Au total, dans le monde, ce sont plus de 51 000 salariés du groupe qui sont actionnaires de Peugeot S.A.

Retraites : des dispositifs pour préparer l'avenir des salariés

PSA PEUGEOT CITROEN met progressivement en place dans tous les pays des régimes de retraite supplémentaires à cotisations définies. Dernièrement, des dispositifs ont été mis en place, en concertation avec les représentants des salariés, en Slovaquie, en République tchèque, en Allemagne et aux Pays-Bas.

En France, le régime de retraite supplémentaire mis en place en 2002 est applicable aux salariés des principales sociétés françaises des branches automobile, logistique et transport, financement. Ce dispositif est financé à hauteur des deux tiers par l'entreprise et d'un tiers par les salariés.

Depuis 2005, un Plan d'Épargne Retraite Entreprise (PERE) est proposé aux salariés couverts par ce régime. Il leur permet de se constituer un supplément de retraite, de façon individuelle et sur la base du volontariat, dans des conditions favorables en termes de fiscalité, de frais d'assurance et de gestion financière.

Ces systèmes sont gérés ou surveillés par des commissions paritaires sous des formes correspondant aux usages locaux. Ils n'ont pas vocation à se substituer aux régimes de retraite par répartition, là où ils existent. En revanche, ils ont pour ambition de procurer aux bénéficiaires un supplément de retraite qui permette d'atténuer la baisse attendue du taux de remplacement et d'harmoniser les avantages de retraite des différentes filiales, au sein de chaque pays.

Assurer un haut niveau de protection sociale

Dans tous les pays, PSA PEUGEOT CITROËN met en place des systèmes de prévoyance couvrant, au minimum, les risques liés au décès, à l'invalidité et à l'incapacité, ainsi que des régimes complémentaires Santé en fonction de l'évolution de l'assurance maladie obligatoire. La mise en place de ces régimes est guidée par une étude approfondie des pratiques locales.

En France, un régime obligatoire de couverture des dépenses de santé a été instauré pour le personnel cadre par le biais d'un accord signé par l'ensemble des organisations syndicales.

Des régimes collectifs de couverture santé avec contribution de l'employeur existent dans plusieurs pays, notamment en Espagne et au Royaume-Uni.

Au Brésil, l'ensemble du personnel est couvert par un contrat obligatoire. Les soins médicaux lourds et importants, ainsi que la maternité, sont pris en charge à 100 %. La cotisation est entièrement assurée par l'employeur.

En Pologne, chaque salarié de la filiale Peugeot dispose d'un accès gratuit aux services d'un centre médical privé.

En 2006, des régimes d'assurance décès ont été mis en place en République tchèque et en Slovaquie.

Activités sociales

Toutes les sociétés et tous les sites contribuent aux activités sociales et culturelles ainsi qu'à l'amélioration des conditions de vie au travail (restauration, transport, aide sociale, conciergeries d'entreprise, crèches) en fonction des besoins et des contraintes nationales ou locales.

À l'échelle du groupe, dans le monde, plus de 185 millions d'euros ont été versés en 2006 au titre des avantages sociaux. Cette somme représente près de 3 % de la masse salariale.

Elle intègre les versements de l'employeur au titre du logement, des transports, de la restauration, des services médicaux et sociaux, des mutuelles et des couvertures de prévoyance. Elle comprend également les subventions versées aux Comités d'Entreprise et d'Établissement pour l'organisation des œuvres sociales.

Indicateurs **sociaux**

Déployée au plan international, la politique sociale de PSA PEUGEOT CITROËN fait l'objet d'un suivi régulier. Les informations renseignées chaque année par l'ensemble des filiales dans le monde, à travers un outil de reporting social performant, permettent de répondre aux exigences de la loi NRE et du *Global Reporting Initiative*.

Les indicateurs sociaux exposés ci-dessous correspondent à l'application du décret n° 2002-221 du 20 février 2002. Ils ont été établis sur le périmètre des sociétés consolidées par intégration globale du groupe PSA PEUGEOT CITROËN, hors Faurecia – division équipement automobile du groupe – à *l'exception des* tableaux relatifs à l'emploi – effectifs et recrutements.

Faurecia, société cotée dont Peugeot S.A. détient 72 % du capital et qui dispose, compte tenu de son activité, d'une complète autonomie de gestion, établit et publie dans son propre rapport annuel les indicateurs relevant de son activité.

Par ailleurs, les effectifs de la société holding Peugeot S.A. sont intégrés à ceux de la division automobile.

La gestion prévisionnelle de l'emploi et des compétences

Effectifs

Évolution des effectifs du groupe sur six ans par division

(situation au 31 décembre de l'année)

	2000	2001	2002	2003	2004	2005	**2006**
Automobile[1]	128 510	130 640	133 880	135 180	139 480	140 050	140 000
Banque PSA Finance	2 070	2 140	2 160	2 150	2 360	2 370	2 365
Gefco	7 490	7 680	8 050	8 360	8 840	9 370	9 900
Faurecia	31 870	49 690	52 230	51 860	54 430	54 960	57 810
Autres activités[2]	2 500	2 300	2 280	2 360	2 140	1 750	1 675
Total	**172 440**	**192 450**	**198 600**	**199 910**	**207 250**	**208 500**	**211 750**

(1) Activité automobile et Peugeot S.A.

(2) SCEMM, PCI Argentine, PCI Brésil, PMTC France, PMTC Allemagne, PMTC Italie.

Les effectifs des joint-ventures avec Dongfeng (DPCA), Toyota (TCPA), Fiat (Sevelnord) ou Renault (Française de Mécanique) ne sont pas consolidés dans le périmètre du groupe.

Évolution des effectifs du groupe sur six ans : France, Europe (hors France), reste du monde

(situation au 31 décembre de l'année)

	2000	2001	2002	2003	2004	2005	**2006**
France	117 855	123 680	123 670	124 710	127 955	126 055	121 940
Europe hors France	46 790	58 480	63 990	63 520	64 685	64 195	68 435
Reste du monde	7 795	10 290	10 940	11 680	14 610	18 250	21 375
Total monde	**172 440**	**192 450**	**198 600**	**199 910**	**207 250**	**208 500**	**211 750**

Le renforcement de la présence du groupe dans le monde se traduit par une internationalisation croissante des effectifs, plus de 42 % des effectifs travaillent aujourd'hui hors de France.

Entre 2000 et 2006, les effectifs hors de France ont progressé de 65 %.

Évolution des effectifs du groupe par zone géographique

(situation au 31 décembre)

	2000	**2006**	Variation 2000/2006
France	117 855	121 940	3,5 %
Europe occidentale et orientale (hors France)	44 420	54 685	23,1 %
Europe centrale	2 370	13 750	480,2 %
Afrique	65	1 315	1 923,1 %
Amérique du Sud	4 425	9 225	108,5 %
Amérique du Nord et centrale	3 175	8 270	160,5 %
Asie	130	2 565	1 873,1 %
Total	**172 440**	**211 750**	**22,8 %**

Effectifs inscrits du groupe par zone géographique et division

(situation au 31 décembre 2006)

	France	Europe hors France	Reste du monde	Total
Automobile (1)	96 505	36 210	7 285	140 000
Banque PSA Finance	865	1 420	80	2 365
Gefco	5 440	3 900	560	9 900
Faurecia	17 550	26 860	13 400	57 810
Autres activités (2)	1 580	45	50	1 675
Total	**121 940**	**68 435**	**21 375**	**211 750**

(1) Activité automobile et Peugeot S.A.

(2) SCEMM, PCI Argentine, PCI Brésil, PMTC France, PMTC Allemagne, PMTC Italie.

Répartition des effectifs du groupe par catégorie socioprofessionnelle

(situation au 31 décembre 2006)

	France			Europe hors France			Reste du monde			Total		
	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres
Automobile	54 460	23 565	18 480	20 650	11 675	3 885	4 180	2 200	905	79 290	37 440	23 270
Banque PSA Finance	-	530	335	-	1 165	255	-	50	30	-	1 745	620
Gefco	2 015	2 555	875	1 135	2 520	240	200	330	30	3 350	5 405	1 145
Faurecia	10 490	3 340	3 720	18 295	4 960	3 610	8 920	1 865	2 610	37 705	10 165	9 940
Autres activités	895	455	225	-	35	10	5	40	10	900	530	245
Total	**67 860**	**30 445**	**23 635**	**40 080**	**20 355**	**8 000**	**13 305**	**4 485**	**3 585**	**121 245**	**55 285**	**35 220**

Sont considérés dans la catégorie « cadres », les ingénieurs et managers ayant une évaluation de poste équivalente aux cadres en France.

Répartition des effectifs du groupe par catégorie socioprofessionnelle en %
(situation au 31 décembre 2006)



Cadres 16,6 %
Ouvriers 57,3 %
ETAM 26,1%

Créations nettes d'emplois sur la période 2000/2006 – total groupe

	Effectifs au 31/12/1999	Solde acquisitions/cessions	Créations nettes d'emplois	**Effectifs au 31/12/2006**
Europe (hors France)	45 590	8 520	14 325	68 435
Afrique	-	520	795	1 315
Amérique du Nord et centrale	1 170	1 630	5 475	8 270
Amérique du Sud	3 470	-	5 755	9 225
Asie	100	735	1 730	2 565
Total monde (hors France)	50 330	11 405	28 080	89 810
France	115 465	1 800	4 675	121 940
Total monde	**165 795**	**13 205**	**32 755**	**211 750**

Sur les 7 dernières années, le groupe a créé 32 755 emplois dans le monde.

Les dix nationalités les plus représentées dans le groupe - hors nationalité française
(pourcentage calculé sur l'effectif total)



Argentine 1,9 %
Mexicaine 1,2 %
Brésilienne 2,3 %
Espagnole 11,5 %
Slovaquie 2,3 %
Nord-Américaine 2,3 %
Polonaise 2,4 %
Portugaise 2,5 %
Allemande 6,1 %
Anglaise 2,8 %

95 540 salariés du groupe, soit plus de 45 %, appartiennent à une autre nationalité que la nationalité française.
Le groupe compte des salariés appartenant à 110 nationalités différentes.

Détachements internationaux - périmètre monde hors Faurecia
(situation au 31 décembre)

	2004	2005	2006
Automobile	600	695	667
Banque PSA Finance	5	5	24
Gefco	55	50	51
Autres activités	10	5	4
Total	**670**	**755**	**746**

En 2006, dans le groupe, près de 750 salariés (hors Faurecia) ont été concernés par un détachement, dont près de 670 au sein de la division automobile.

Recrutements

Recrutements en contrats de travail à durée indéterminée 2006 et cumul 2000/2006 groupe
(situation au 31 décembre de l'année)

	France	Europe hors France	Reste du monde	Total	Cumul 2000/2006
Automobile 2006	**2 620**	**4 635**	**1 100**	**8 355**	**63 720**
2005	4 080	2 585	785	7 450	
2004	6 770	2 270	730	9 770	
Banque PSA Finance 2006	**35**	**150**	**10**	**195**	**1 515**
2005	50	110	5	165	
2004	40	260	10	310	
Gefco 2006	**520**	**825**	**190**	**1 535**	**8 830**
2005	340	700	190	1 230	
2004	610	440	110	1 160	
Faurecia 2006	**525**	**5 550**	**5 760**	**11 835**	**46 575**
2005	980	2 205	3 630	6 815	
2004	1 640	2 860	2 710	7 210	
Autres activités 2006	**15**	**10**	**10**	**35**	**520**
2005	5	-	10	15	
2004	40	-	10	50	
Total 2006	**3 715**	**11 170**	**7 070**	**21 955**	**121 160**
2005	5 455	5 600	4 620	15 675	
2004	9 100	5 830	3 570	18 500	
Cumul 2000/2006	**53 990**	**42 940**	**24 230**	**121 160**	

Répartition des recrutements en contrats de travail à durée indéterminée par catégorie socio-professionnelle - périmètre monde

(situation au 31 décembre 2006)

	France			Europe hors France			Reste du monde			Total		
	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres	Ouvriers	ETAM	Cadres
Automobile	965	970	685	3 225	1 220	190	540	440	120	4 730	2 630	995
Banque PSA Finance	-	30	5	-	130	20	-	10	-	-	170	25
Gefco	205	225	90	260	535	30	95	95	-	560	855	120
Faurecia	95	55	375	4 265	845	440	4 025	725	1 010	8 385	1 625	1 825
Autres activités	-	5	10	-	10	-	-	10	-	-	25	10
Total	**1 265**	**1 285**	**1 165**	**7 750**	**2 740**	**680**	**4 660**	**1 280**	**1 130**	**13 675**	**5 305**	**2 975**

Recrutements en contrats de travail à durée indéterminée sur les principales régions et pays - périmètre groupe

	2000	2001	2002	2003	2004	2005	2006	Cumul 2000/2006
France dont								
périmètre industriel :	8 980	10 550	8 125	8 065	9 095	5 455	3 715	53 985
- région parisienne	2 705	2 545	2 050	2 385	2 075	1 740	1 160	14 660
- région Est	2 025	2 580	1 560	1 645	2 070	750	265	10 895
- région Ouest	455	335	205	130	1 025	375	15	2 540
- région Nord	405	385	55	195	155	110	85	1 390
Allemagne	1 250	860	1 580	990	1 155	875	670	7 380
Argentine	295	500	70	130	255	360	565	2 175
Autriche	70	70	55	100	100	95	90	580
Brésil	575	950	1 115	890	1 150	985	930	6 595
Espagne	1 105	1 015	925	1 655	1 165	895	1 240	8 000
Pologne	560	430	225	560	375	310	2 330	4 790
Portugal	65	105	445	375	415	130	310	1 845
République tchèque	10	275	430	245	370	545	840	2 715
Royaume-Uni	925	745	1 645	925	680	625	805	6 350
Slovaquie	25	25	5	45	565	1 130	3 465	5 260

Recrutements par niveau de formation

	Hommes	Femmes	Total
Niveau 1	4 185	1 830	6 015
Niveau 2	6 975	2 505	9 480
Niveau 3	2 155	965	3 120
Niveau 4	2 455	885	3 340
Total	**15 770**	**6 185**	**21 955**

Niveau 1 : sans qualification.

Niveau 2 : diplôme de fin d'étude secondaire.

Niveau 3 : enseignement supérieur (d'une durée maximum de 2 ans).

Niveau 4 : enseignement supérieur (d'une durée supérieure à 2 ans).

Recrutements en contrats de travail à durée déterminée - périmètre monde hors Faurecia
(situation au 31 décembre 2006)

	France	Europe hors France	Reste du monde	Total
Automobile(1)	2 825	900	35	3 760
Banque PSA Finance	80	190	-	270
Gefco	140	220	-	360
Autres activités(2)	15	-	20	35
Total	**3 060**	**1 310**	**55**	**4 425**

(1) Activité automobile et Peugeot S.A.
(2) SCEMM, PCI Argentine, PCI Brésil, PMTC France, PMTC Allemagne, PMTC Italie.

Le renouvellement des générations

Effectifs inscrits du groupe par tranche d'âge
(situation au 31 décembre 2006)


2 055
580
37 440
11 050
49 385
13 830
40 340
10 080
38 965
8 025
< 20 ans
20/29 ans
30/39 ans
40/49 ans
50 ans et +
Hommes
Femmes

Compte tenu du nombre de recrutements réalisés depuis la fin des années 90, le groupe connait un profond renouvellement des générations.

Pyramide des âges - Division Automobile France


3 500
3 000
2 500
2 000
1 500
1 000
500
0
32 791
24 778
28 368
8 366
Effectif total
Effectif < 7 ans d'ancienneté

Autres indicateurs emploi

Effectifs inscrits en contrats à durée déterminée (en nombre moyen annuel)

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**2 985**	**4 480**	**1 725**	**9 190**
2005	4 425	3 700	1 075	9 200
2004	3 515	4 295	465	8 275
Banque PSA Finance 2006	**15**	**150**	**-**	**165**
2005	30	95	-	125
2004	15	105	-	120
Gefco 2006	**140**	**285**	**-**	**425**
2005	140	250	-	390
2004	135	180	-	315
Autres activités 2006	**55**	**5**	**50**	**110**
2005	40	-	85	125
2004	65	-	90	155
Total 2006	**3 195**	**4 920**	**1 775**	**9 890**
2005	4 635	4 045	1 160	9 840
2004	3 730	4 580	555	8 865

À titre indicatif, Faurecia compte 5 320 salariés (nombre moyen annuel) en contrats à durée déterminée non compris dans ce tableau.

En 2006, pour le périmètre groupe monde hors Faurecia, près de 1 740 salariés (17 %) ont été recrutés en contrats à durée indéterminée, après avoir réalisé antérieurement une activité en contrat à durée déterminée.

Nombre de travailleurs temporaires (en nombre moyen annuel)

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**4 115**	**650**	**170**	**4 935**
2005	6 700	325	120	7 145
2004	8 840	355	130	9 325
Banque PSA Finance 2006	**20**	**40**	**-**	**60**
2005	20	10	5	35
2004	25	35	-	60
Gefco 2006	**930**	**745**	**80**	**1 755**
2005	845	590	95	1 530
2004	900	390	60	1 350
Autres activités 2006	**255**	**-**	**-**	**255**
2005	225	-	40	265
2004	120	-	25	145
Total 2006	**5 320**	**1 435**	**250**	**7 005**
2005	7 790	925	260	8 975
2004	9 885	780	215	10 880

À titre indicatif, Faurecia compte 8 160 (nombre moyen annuel) travailleurs temporaires non compris dans ce tableau.

Une politique d'adaptation du recours au travail temporaire a été engagée.

En 2006, 546 recrutements (5,4 %), en contrats à durée indéterminée concernent des salariés ayant effectué préalablement une mission d'intérim dans le groupe.

Démissions (dans le cadre d'un contrat à durée indéterminée)

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**1 490**	**2 000**	**205**	**3 695**
2005	1 270	865	175	2 310
2004	1 175	675	120	1 970
Banque PSA Finance 2006	**20**	**95**	**-**	**115**
2005	25	90	-	115
2004	20	80	5	105
Gefco 2006	**145**	**355**	**70**	**570**
2005	140	280	60	480
2004	125	265	25	415
Autres activités 2006	**-**	**-**	**-**	**-**
2005	15	5	-	20
2004	20	-	-	20
Total 2006	**1 655**	**2 450**	**275**	**4 380**
2005	1 450	1 240	235	2 925
2004	1 340	1 020	150	2 510

Le volume de démissions enregistrées en 2006 reste faible, soit 2,85 % de l'effectif en contrat à durée indéterminée (hors Faurecia) contre 2 % en 2005.

3 290 démissions ont été enregistrées au sein de Faurecia, non comprises dans le tableau ci-dessus.

Ruptures de contrats de travail et licenciements à l'initiative de l'employeur

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**985**	**455**	**275**	**1 715**
2005	825	570	300	1 695
2004	695	680	270	1 645
Banque PSA Finance 2006	**5**	**10**	**-**	**15**
2005	20	35	-	55
2004	10	15	5	30
Gefco 2006	**125**	**90**		**215**
2005	85	105	10	200
2004	105	95	20	220
Autres activités 2006	**5**	**-**	**-**	**5**
2005	50	5	-	55
2004	20	-	5	25
Total 2006	**1 120**	**555**	**275**	**1 950**
2005	980	715	310	2 005
2004	830	790	300	1 920

Les données concernent tous les licenciements individuels y compris les ruptures de contrat liées aux procédures d'inaptitude, d'invalidité et de licenciement pour motif personnel. Leur nombre reste stable par rapport à ces deux dernières années.

À titre indicatif, le nombre de licenciements à l'initiative de l'employeur ou rupture de contrat chez Faurecia est de 3 260, non compris dans le tableau ci-dessus.

Valoriser le capital humain par la formation

Évolution du nombre d'heures de formation par zone géographique

Périmètre monde hors Faurecia

	Nombre d'heures total de formation *(en milliers d'heures)*			Nombre d'heures moyen de formation par salarié		
	2004	2005	**2006**	2004	2005	**2006**
France	2 645	2 325	1 932	24,4	21,7	18,5
Europe hors France	940	1 567	1 529	24,3	42,0	36,8
Hors Europe	295	510	375	51,2	69,7	47,0
Total	**3 880**	**4 402**	**3 835**	**25,4**	**28,7**	**24,9**

En moyenne, chaque salarié du groupe à suivi près de 25 heures de formation durant l'année 2006.

Plus de 3,8 millions d'heures de formation ont été dispensées dans le groupe, représentant une dépense de 129 millions d'euros.

Répartition des dépenses de formation par secteur d'activité
Périmètre monde hors Faurecia


Fonctions de support 12,4 %
Industriel 49,9 %
Études et conception 23,8 %
Commercial 13,9 %

Durant l'année 2006, dans le groupe au niveau mondial (hors Faurecia), plus de 6 000 jeunes ont été accueillis comme stagiaires. Le taux de féminisation des stagiaires a atteint 28 %.

L'intégration des jeunes dans l'entreprise se concrétise également par les formules en alternance (contrat de professionnalisation, apprentissage). Plus de 2 560 jeunes ont été concernés en 2006, dont 24 % de femmes.

En France, le taux de féminisation est de 31 % pour les contrats de professionnalisation et de 20 % pour l'apprentissage.

La responsabilité sociale à l'échelle mondiale

L'égalité hommes-femmes : un atout pour le groupe

Personnel féminin
Périmètre monde

(en nombre de personnes)	2002	2003	2004	2005	**2006**	Augmentation 2002/2006 en %
Ouvriers	16 235	16 295	19 105	19 060	21 065	29,8 %
Etam	14 420	15 510	16 655	16 395	16 175	12,2 %
Cadres	4 245	4 580	5 325	5 945	6 320	48,9 %
Total	**34 900**	**36 385**	**41 085**	**41 400**	**43 560**	**24,8 %**

Évolution du taux de féminisation des effectifs inscrits sur quatre ans au sein du groupe
Périmètre monde

	2002	2003	2004	2005	**2006**
En % de l'effectif total	17,6	18,2	19,8	19,8	20,6

En 2006, 28,1 % des recrutements réalisés dans le monde au sein des différentes divisions concernent des femmes.

Le taux de féminisation atteint 17,9 % pour les ingénieurs et cadres, 29,3 % pour les ETAM et 17,4 % pour les ouvriers.

Renforcement de la mixité des effectifs cadres (part des femmes dans l'effectif cadres par tranche d'âge)

Périmètre monde

	< 30 ans	30/39 ans	40/49 ans	>= 50 ans
Effectif	1 475	2 845	1 265	745
Total	**5 155**	**13 280**	**9 110**	**7 675**
%	28,6 %	21,4 %	13,9 %	9,7 %

Au niveau des instances dirigeantes, le Comité de Direction Générale regroupe 10 personnes, dont 3 femmes.

Les différents modes de recours possibles pour les salariés

Outre le recours à la hiérarchie et au service des ressources humaines, les salariés disposent de moyens d'action complémentaires. Dans tous les pays, les salariés peuvent saisir les institutions représentatives du personnel ainsi que les instances en charge du règlement des litiges du travail, là où elles sont présentes.

Tous les salariés du groupe peuvent faire appel au délégué à l'éthique, en cas de difficulté d'interprétation ou de doute sur l'application, dans une situation donnée, des règles d'actions et de comportement décrites dans la charte éthique.

De plus, dans le cadre du déploiement de l'accord sur la diversité et la cohésion sociale, un responsable de la diversité, rattaché à la Direction des Ressources Humaines, a été nommé au niveau de l'entreprise. Les salariés peuvent le contacter en cas de difficultés non résolues par les voies classiques de recours.

Une gestion responsable des restructurations

Licenciements pour motif économique

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**5**	**1 175**	**-**	**1 180**
2005	5	760	25	790
2004	30	520	45	595
Banque PSA Finance 2006	**-**	**-**	**-**	**-**
2005	-	-	-	-
2004	-	-	-	-
Gefco 2006	**35**	**50**	**-**	**85**
2005	5	40	-	45
2004	5	35	-	40
Autres activités 2006	**-**	**-**	**-**	**-**
2005	-	-	-	-
2004	-	-	-	-
Total 2006	**40**	**1 225**	**-**	**1 265**
2005	10	800	25	835
2004	35	555	45	635

En 2006, le nombre de licenciements pour motif économique en Europe s'explique par l'arrêt de l'activité du site de Ryton en Grande-Bretagne (cf. page 58 du présent document de référence).

À titre indicatif, 1 045 licenciements pour motif économique ont été réalisés chez Faurecia, non compris dans le tableau ci-dessus.

Le dialogue social porteur d'innovations durables

Des engagements contractuels

Dans le groupe, en 2006, plus de 50 accords ont été signés dans les différents pays où le groupe est présent.

L'accord cadre mondial sur la responsabilité sociale de groupe PSA PEUGEOT CITROËN a été signé, en France le 2 mars 2006, en Espagne le 23 mars 2006, en Slovaquie le 29 mars 2006, au Royaume-Uni le 31 mars 2006, en Italie le 26 avril 2006, en Allemagne le 5 mai 2006, en Argentine le 11 mai 2006, au Portugal le 13 juillet 2006, au Brésil le 12 septembre 2006 et en Belgique le 23 novembre 2006.

À titre d'exemple, accords signés dans les principaux pays :

Allemagne

- accords salariaux, pour la marque Citroën, en mai, juin, octobre et décembre 2006 ;
- accord sur le nouveau régime de retraite pour la marque Citroën en décembre 2006 ;
- accords salariaux pour la marque Peugeot en novembre 2006 ;
- accord sur l'organisation pour la marque Peugeot le 28 novembre 2006 ;
- accord sur la définition de l'organisation de PSAD, pour PSA Services Deutschland, le 1er novembre 2006.

Argentine

- accord sur les conditions de travail le 30 janvier 2006 ;
- accords sur la mise en place des équipes du samedi et dimanche le 30 janvier 2006 et le 9 juin 2006 ;
- accords salariaux le 30 janvier 2006 et le 9 juin 2006,
- accord sur l'organisation du travail - extension de l'accord du 27 septembre 2006 à tous les contrats à durée déterminée, le 28 septembre 2006.

Brésil

- accord salarial pour le centre de production de Porto Real le 17 février 2006 ;
- accord sur le programme de participation aux résultats pour l'ensemble des salariés de PCA Brésil le 17 février 2006 ;
- accord sur l'insertion des handicapés le 12 septembre 2006 ;
- accord salarial pour São Paulo le 15 décembre 2006.

Espagne

- accord sur l'amélioration des conditions de travail dans le groupe PSA PEUGEOT CITROËN en Espagne le 23 février 2006 ;
- accord sur la diversité le 25 septembre 2006 ;
- accord sur la diversité et les violences conjugales au centre de production de Madrid le 24 novembre 2006.

France

- accord salarial le 27 janvier 2006 ;
- accord sur l'indemnisation complémentaire du congé de paternité le 14 mars 2006 ;
- avenant à l'accord du 4 mars 1999, relatif à l'indemnisation des journées non travaillées pour les salariés en horaire de journées, le 4 octobre 2006 ;
- accord d'entreprise portant sur la durée effective, l'organisation du temps de travail et les congés, le 29 novembre 2006 ;
- précisions relatives à l'application de l'accord sur le développement et l'évolution professionnelle des ouvriers de production du 8 mars 2005, le 20 décembre 2006.

Royaume-Uni

- accords « Ryton Supplementary Agreement » pour les « manual employees » et les « staff employees » le 5 juin 2006.

Slovaquie

- accord sur les modes de fonctionnement du dialogue social le 18 janvier 2006 ;
- convention collective d'entreprise le 19 janvier 2007.

Représentation officielle des salariés dans les instances de décision ou de gestion, y compris en matière de gouvernement d'entreprise

La société Peugeot S.A. a adopté depuis 1972 la forme de société à Conseil de Surveillance et Directoire. Le Conseil de Surveillance a une mission de contrôle permanent de la gestion de la société par le Directoire. Il est composé de douze membres. Deux membres du Comité d'entreprise de PSA PEUGEOT CITROËN assistent aux réunions du Conseil de Surveillance.

La sécurité et les conditions de travail, notre première exigence

La sécurité au travail

Taux de fréquence des accidents avec arrêt

Périmètre industriel, tertiaire, de R&D et commercial monde hors Gefco et Faurecia



7,95
6,36
5,06
4,40
3,41
2002
2003
2004
2005
2006

La mise en œuvre de la politique sécurité du groupe dans tous les domaines d'activité conduit pour la quatrième année consécutive à une amélioration du taux de fréquence des accidents avec arrêt à 3,41. L'objectif fixé à 3,7 pour 2006 est dépassé.

Nombre d'accidents mortels

	France	Europe hors France	Reste du monde	Total
Automobile	2	-	-	2
Autres activités	-	-	-	-
Total	**2**	**-**	**-**	**2**

Les deux accidents mortels survenus en France dans la division automobile concernent un salarié dans un site de production et un autre salarié lors d'un accident de la route au cours d'une mission.

Taux de fréquence des accidents avec arrêt par zone géographique en 2006

Périmètre industriel, tertiaire, de R&D et commercial monde hors Gefco et Faurecia



5,22
2,89
1,34
France
Europe hors France
Reste du monde

Maladies professionnelles

496 salariés ont fait l'objet de déclarations au titre des maladies professionnelles pour le périmètre groupe monde hors Faurecia.
Pour le périmètre France, trois quart des déclarations concernent des troubles musculo-squelettiques.

La sécurité routière des salariés

Accidents de trajet

Périmètre industriel et R&D France

	2004	2005	**2006**
Indice de fréquence	3,9	2,9	3,2

Commissions mixtes sur la santé et la sécurité comprenant des représentants de la direction et des salariés

Dans la plupart des pays où le groupe est implanté, des structures paritaires ont en charge le suivi de la mise en œuvre des règles relatives à la santé et à la sécurité des salariés. À titre d'exemple, le tableau ci-dessous précise les instances dans les principaux pays.

Pays	Structure	Composition
Allemagne	Comité sécurité	Représentants de l'employeur Responsable sécurité Membre du conseil d'entreprise Auditeurs
	Commission de santé et sécurité	Représentants de l'employeur Responsable sécurité Personne qualifiée de la sécurité Représentant des salariés Médecins du travail
Argentine	Commission de prévention des risques du travail et des maladies professionnelles	Représentants de l'employeur Représentant de l'assurance mutuelle Représentant de l'administration Représentants des salariés
Brésil	Commission interne de prévention des accidents	Représentants de l'employeur Représentant des salariés
Espagne	Comité de sécurité et de santé	Représentants de l'employeur Représentants des salariés
France	Comité hygiène sécurité et conditions de travail	Représentant de l'employeur Responsable sécurité Représentants des salariés Représentant des organisations syndicales Médecin du travail Représentant de la caisse régionale d'assurance maladie
Portugal	Commission hygiène et sécurité	Représentants de l'employeur Représentants des salariés
Royaume-Uni	Comité de sécurité	Représentants de l'employeur Représentants des salariés

PSA PEUGEOT CITROËN est en conformité avec la recommandation de l'OIT concernant la sécurité et la santé au travail et s'acquitte, dans tous les pays, des obligations qui lui incombent.

L'amélioration permanente des conditions de travail

Évolution de la proportion de postes « légers », « moyens » et « lourds »


60
39
35
26
37
44
19
37
45
18
40
45
15
32
8
1999
2004
2005
2006
Cible
Postes "légers"
Postes "moyens"
Postes "lourds"

Le pourcentage de postes lourds a été plus que divisé par deux depuis le lancement de la démarche ergonomie en 1999. Par ailleurs, la part de postes légers (pouvant être tenus par l'ensemble des salariés) est passée de 26 % en 1999 à 40 % en 2006.

Cet effort va se poursuivre avec l'objectif d'atteindre 60 % de postes légers.

Donner aux personnes handicapées toute leur place dans le monde du travail

Personnels handicapés

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**5 590**	**720**	**35**	**6 345**
2005	5 395	645	35	6 075
2004	5 760	710	5	6 475
Banque PSA Finance 2006	**5**	**15**	-	**20**
2005	-	15	-	15
2004	-	15	-	15
Gefco 2006	**105**	**40**	-	**145**
2005	110	40	-	150
2004	115	40	-	155
Autres activités 2006	**95**	-	-	**95**
2005	45	-	-	45
2004	15	-	-	15
Total 2006	**5 795**	**775**	**35**	**6 605**
2005	5 550	700	35	6 285
2004	5 890	765	5	6 660

Dans le monde, le groupe emploie directement 6 605 salariés handicapés. La notion de salarié handicapé est définie par les différentes législations locales.

L'organisation du temps de travail

Dans tous les pays, le groupe pratique des durées de travail toujours inférieures ou égales aux durées légales et professionnelles.

Le groupe PSA PEUGEOT CITROËN a appliqué en France les dispositions réglementaires relatives à la réduction du temps de travail, dès 1999.

Des dispositifs de réduction du temps de travail préservant et améliorant la compétitivité de l'entreprise ont également été mis en place dans les autres pays.

Régimes horaires particuliers

Périmètre monde hors Faurecia

		France			Europe hors France			Reste du monde			Total		
		2004	2005	2006	2004	2005	2006	2004	2005	2006	2004	2005	2006
Automobile	Doublage	33 180	32 500	31 620	8 980	8 965	10 565	1 010	1 355	1 590	43 170	42 820	43 775
	Triplage ou nuit	16 115	15 480	14 080	3 450	3 325	4 120	40	160	290	19 605	18 965	18 490
	Fin de semaine	2 670	1 920	170	925	55	65	35	30	100	3 630	2 005	335
Banque PSA Finance	Doublage	-	-	-	-	-	-	-	-	-	-	-	-
	Triplage ou nuit	-	-	-	-	-	-	-	-	-	-	-	-
	Fin de semaine	-	-	-	-	-	-	-	-	-	-	-	-
Gefco	Doublage	1 300	1 165	830	240	310	415	45	20	35	1 585	1 495	1 280
	Triplage ou nuit	110	235	415	310	285	290	-	40	35	420	560	740
	Fin de semaine	-	-	30	40	80	25	-	5	30	40	85	85
Autres activités	Doublage	745	620	600	-	-	-	-	-	-	745	620	600
	Triplage ou nuit	15	20	25	-	-	-	-	-	-	15	20	25
	Fin de semaine	-	-	-	-	-	-	-	-	-	-	-	-
Total	**Doublage**	**35 225**	**34 285**	**33 050**	**9 220**	**9 275**	**10 980**	**1 055**	**1 375**	**1 625**	**45 500**	**44 935**	**45 655**
	Triplage ou nuit	**16 240**	**15 735**	**14 520**	**3 760**	**3 610**	**4 410**	**40**	**200**	**325**	**20 040**	**19 545**	**19 255**
	Fin de semaine	**2 670**	**1 920**	**200**	**965**	**135**	**90**	**35**	**35**	**130**	**3 670**	**2 090**	**420**

Doublage : travail en deux équipes.
Triplage : travail en trois équipes.
Fin de semaine : horaires réduits en fin de semaine (ex : VSD...).

Dans plusieurs pays, la mise en place de nouvelles organisations de production s'est traduite par le développement de nouveaux régimes de travail comme par exemple le travail de nuit ou horaires réduits de fin de semaine (cf. page 62 du présent document de référence).

Heures supplémentaires

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**1 390 185**	**1 065 445**	**615 190**	**3 070 820**
2005	2 121 525	484 170	423 180	3 028 875
2004	2 033 990	611 370	430 535	3 075 895
Banque PSA Finance 2006	**2 520**	**17 855**	**-**	**20 375**
2005	1 525	19 220	-	20 745
2004	20 890	21 405	-	42 295
Gefco 2006	**390 835**	**189 650**	**55 125**	**635 610**
2005	247 955	136 460	33 685	418 100
2004	374 920	82 695	30 700	488 315
Autres activités 2006	**48 290**	**-**	**-**	**48 290**
2005	12 770	320	3 675	16 765
2004	12 595	160	2 060	14 815
Total 2006	**1 831 830**	**1 272 950**	**670 315**	**3 775 095**
2005	2 383 775	640 170	460 540	3 484 485
2004	2 442 395	715 630	463 295	3 621 320

Dans la plupart des pays, le temps de travail s'apprécie dans un cadre de modulation, annuelle ou pluriannuelle selon les pays.

Heures de chômage partiel

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**1 694 895**	**-**	**211 490**	**1 906 385**
2005	948 000	217 395	-	1 165 395
2004	25	137 070	-	137 095
Banque PSA Finance 2006	**-**	**-**	**-**	**-**
2005	-	-	-	-
2004	-	-	-	-
Gefco 2006	**-**	**1 825**	**-**	**1 825**
2005	3 900	5 470	-	9 370
2004	1 745	7 590	-	9 335
Autres activités 2006	**-**	**-**	**-**	**-**
2005	-	-	-	-
2004	265	-	-	265
Total 2006	**1 694 895**	**1 825**	**211 490**	**1 908 210**
2005	951 900	222 865	-	1 174 765
2004	2 035	144 660	-	146 695

Les 1 908 210 heures chômées résultent des soldes non compensés par les heures supplémentaires collectives effectuées dans le cadre de la pluriannualisation.

En France, l'accord du 8 mars 2005 sur l'indemnisation des journées non travaillées précise les mécanismes de modulation du temps de travail dans un cadre pluriannuel et permet le maintien de la rémunération.

Heures d'absences rémunérées hors congés

Périmètre monde hors Faurecia

	France		Europe hors France		Reste du monde		Total	
	Absences maladies	Autres absences	Absences maladies	Autres absences	Absences maladies	Autres absences	Absences maladies	Autres absences
Automobile 2006	**4 053 610**	**869 370**	**1 901 775**	**778 805**	**218 645**	**68 560**	**6 174 030**	**1 716 735**
2005	3 967 120	804 800	1 794 510	615 520	173 965	49 565	5 935 595	1 469 885
2004	3 977 570	452 785	1 470 860	588 170	142 685	417 550	5 591 115	1 458 505
Banque PSA Finance 2006	**29 205**	**21 520**	**63 690**	**33 445**	**1 000**	**2 260**	**93 895**	**57 225**
2005	26 650	56 010	62 675	43 195	-	1 385	89 325	100 590
2004	36 105	34 405	49 585	17 145	235	10	85 925	51 560
Gefco 2006	**289 670**	**183 655**	**222 740**	**40 635**	**8 760**	**3 160**	**521 170**	**227 450**
2005	265 335	98 150	238 780	30 595	1 775	2 035	505 890	130 780
2004	236 945	63 920	177 030	57 815	1 555	235	415 530	121 970
Autres activités 2006	**84 860**	**16 450**	**675**	**2 190**	**-**	**-**	**85 535**	**18 640**
2005	94 475	8 705	2 615	505	160	80	97 250	9 290
2004	123 980	10 965	3 780	8 025	560	120	128 320	19 110
Total 2006	**4 457 345**	**1 090 995**	**2 188 880**	**855 075**	**228 405**	**73 980**	**6 874 630**	**2 020 050**
2005	4 353 580	967 665	2 098 580	689 815	175 900	53 065	6 628 060	1 710 545
2004	4 374 600	562 075	1 701 255	671 155	145 035	417 915	6 220 890	1 651 145

Au total, on compte 8 894 680 heures d'absences rémunérées hors congés, dont 6 874 630 heures d'absences maladies, 873 060 heures d'absences maternité, 406 350 heures d'absences liées aux accidents et 740 640 heures pour divers motifs.

Sur plus de 275 millions d'heures travaillées, l'absentéisme global s'établit autour de 3,2 %.

Nombre de salariés d'entreprises extérieures intervenant dans les sites

Périmètre monde hors Faurecia

	France		Europe hors France		Reste du monde		Total	
	Ponctuels	Permanents	Ponctuels	Permanents	Ponctuels	Permanents	Ponctuels	Permanents
Automobile 2006	**12 705**	**7 085**	**1 575**	**2 500**	**1 280**	**1 630**	**15 560**	**11 215**
2005	11 560	6 730	1 575	4 575	100	1 770	13 235	13 075
2004	10 440	6 780	870	1 990	200	905	11 510	9 675
Banque PSA Finance 2006	**-**	**20**	**10**	**20**	**40**	**40**	**50**	**80**
2005	-	25	5	20	-	5	5	50
2004	-	10	5	10	-	5	5	25
Gefco 2006	**40**	**190**	**285**	**600**	**25**	**50**	**350**	**840**
2005	40	315	260	115	-	5	300	435
2004	-	330	75	25	10	20	85	375
Autres activités 2006	**5**	**40**	**-**	**-**	**-**	**-**	**5**	**40**
2005	480	35	-	-	-	-	480	35
2004	220	55	-	-	-	-	220	55
Total 2006	**12 750**	**7 335**	**1 870**	**3 120**	**1 345**	**1 720**	**15 965**	**12 175**
2005	12 080	7 105	1 840	4 710	100	1 780	14 020	13 595
2004	10 660	7 175	950	2 025	210	930	11 820	10 130

Mieux concilier vie professionnelle et vie personnelle et familiale

Effectifs inscrits à temps partiel

Périmètre monde hors Faurecia

	France	Europe hors France	Reste du monde	Total
Automobile 2006	**2 255**	**4 760**	**25**	**7 040**
2005	2 255	3 710	-	5 965
2004	2 300	3 100	-	5 400
Banque PSA Finance 2006	**40**	**220**	**-**	**260**
2005	40	210	-	250
2004	45	220	-	265
Gefco 2006	**270**	**220**	**-**	**490**
2005	205	220	-	425
2004	195	120	5	320
Autres activités 2006	**10**	**-**	**-**	**10**
2005	110	-	-	110
2004	115	5	-	120
Total 2006	**2 575**	**5 200**	**25**	**7 800**
2005	2 610	4 140	-	6 750
2004	2 655	3 445	5	6 105

Un salarié à temps partiel est un salarié dont la durée normale de travail, calculée sur une base hebdomadaire ou en moyenne sur une période d'emploi pouvant aller jusqu'à un an, est inférieure à celle d'un travailleur à temps plein comparable.

En 2006, près de 7 800 salariés travaillent à temps partiel dans le monde, répartis en 44,4 % de femmes et 55,6 % d'hommes.
En Espagne, sur les 4 320 salariés travaillant à temps partiel, la plupart sont en « retraite partielle ». Cela explique le pourcentage élevé d'hommes travaillant à temps partiel au niveau du groupe.
Plus de 2 000 salariés (près de 26 %) à temps partiel travaillent à mi-temps.

Des rémunérations fondées sur la compétitivité et la performance

Masse salariale

En 2006, les rémunérations ont représenté 4 865 614 000 euros et les charges sociales 1 914 059 000 euros. La masse salariale chargée du groupe monde (hors Faurecia) s'élève à 6 779 672 000 euros.

(en milliers d'euros)	France	Europe hors France	Reste du monde	Total
2002	4 662 481	1 415 349	80 110	6 157 940
2003	4 824 888	1 462 711	66 401	6 354 000
2004	5 107 033	1 502 183	77 303	6 686 519
2005	5 181 133	1 505 043	104 379	6 790 555
2006	5 074 551	1 557 954	147 167	6 779 672

Associer le personnel aux résultats du groupe

Intéressement et participation

Groupe monde hors Faurecia

(arrondis au million d'euros)	2004	2005	**2006**
Total France - Intéressement et participation (accord groupe)	135	113	65
Intéressement ou participation des autres filiales françaises	10	9	7
Intéressement des filiales étrangères	21	19	14
Total	**166**	**141**	**86**

Pour 2006, il s'agit d'une estimation concernant Gefco et PMTC.

Une offre d'épargne salariale diversifiée

Plans d'épargne (PEAG, PED et PEP)

	Montant versé par les salariés du 01/01 au 31/12 *(en millions d'euros)*		Montant de l'abondement brut du 01/01 au 31/12 *(en millions d'euros)*		Nombre de salariés ayant effectué un versement* du 01/01 au 31/12	
	2005	**2006**	2005	**2006**	2005	**2006**
Automobile	98,01	82,17	13,00	13,17	138 185	130 237
Banque PSA Finance	1,35	1,10	0,25	0,24	1 513	1 360
Gefco	1,74	1,48	0,66	0,59	1 766	1 606
Autres activités	0,55	0,40	0,05	0,09	675	503
Total	**101,65**	**85,14**	**13,96**	**14,09**	**142 139**	**133 706**

** Versements : intéressement, participation, versements volontaires.*

Plan international d'épargne salariale

	Montant des versements *(en millions d'euros)*		Abondement *(en millions d'euros)*		Nombre de participants	
	2005	**2006**	2005	**2006**	2005	**2006**
Grande-Bretagne	1,49	2,02	0,50	0,66	1 527	1 527
Espagne	0,66	0,72	0,24	0,25	2 379	1 993
Allemagne	0,63	0,61	0,20	0,19	791	1 344
Total	**2,78**	**3,34**	**0,94**	**1,11**	**4 697**	**4 864**

Part du capital détenu par les salariés dans le cadre des dispositifs d'actionnariat salarié dans le monde (en %)


0,75
1,06
1,40
1,85
2,25
2,54
2,67
2000
2001
2002
2003
2004
2005
2006

Près de 51 100 salariés, ou anciens salariés du groupe, sont actionnaires de Peugeot S.A.

Retraite : des dispositifs pour préparer l'avenir des salariés

Retraites supplémentaires par zone géographique

	Montant des cotisations employeur du 01/01 au 31/12 *(en milliers d'euros)*			Montant versé par les salariés du 01/01 au 31/12 *(en milliers d'euros)*			Nombre de salariés concernés		
	2004	2005	**2006**	2004	2005	**2006**	2004	2005	**2006**
France	23 839,4	25 932,8	26 688,6	11 908,2	12 935,9	13 908,2	42 760	51 468	51 055
Europe hors France	11 976,1	17 245,9	16 981,5	3 522,2	3 640,0	2 695,8	9 255	10 012	12 135
Reste du monde	286,1	449,5	432,4	367,8	444,7	838,8	1 440	1 360	1 513
Total	**36 101,6**	**43 628,2**	**44 102,5**	**15 798,2**	**17 020,6**	**17 442,9**	**53 455**	**62 840**	**64 703**

Retraites supplémentaires par division

	Montant des cotisations employeur *(en milliers d'euros)*	Montant versé par les salariés *(en milliers d'euros)*	Nombre de salariés
Automobile 2006	**39 101,9**	**15 785,3**	**59 844**
2005	38 282,1	15 377,2	58 861
2004	33 015,0	14 385,0	49 990
Banque PSA Finance 2006	**1 686,5**	**465,0**	**989**
2005	1 596,3	494,3	998
2004	1 570,0	611,0	1 070
Gefco 2006	**3 053,3**	**1 058,6**	**2 889**
2005	3 448,5	998,5	2 531
2004	1 300,0	694,0	2 070
Autres activités 2006	**260,9**	**134,0**	**981**
2005	301,3	150,6	450
2004	216,0	108,0	325
Total 2006	**44 102,5**	**17 442,9**	**64 703**
2005	43 628,2	17 020,6	62 840
2004	36 101,0	15 798,0	53 455

De nouveaux systèmes de retraites supplémentaires à cotisations définies sont progressivement mis en place dans le groupe au niveau mondial. Ils visent à compléter les régimes nationaux de sécurité sociale et anticipent la baisse prévisible des taux de remplacement.

6. Le développement **durable**

Préserver l'environnement et les ressources naturelles

PSA PEUGEOT CITROËN met en œuvre une politique environnementale ambitieuse. Fondée sur les principes du développement durable, cette politique vise non seulement à intégrer harmonieusement les véhicules à l'environnement, mais s'inscrit également dans la stratégie industrielle du groupe. Le groupe a en effet pour objectif de limiter les impacts environnementaux de son activité et de préserver la qualité de vie du voisinage de ses sites.

Les voitures et l'environnement

Un défi permanent : lutter contre l'effet de serre

Suite aux résultats obtenus en matière de dépollution, PSA PEUGEOT CITROËN s'est fixé comme objectif prioritaire la réduction des émissions de CO_2 pour les véhicules de ses deux marques, Peugeot et Citroën.

Le groupe est convaincu de la nécessité d'une meilleure insertion de l'automobile dans l'environnement. Il s'est engagé dans la lutte pour la réduction des émissions de gaz à effet de serre, par la mise au point de nouvelles technologies permettant de réduire la consommation et les rejets de ses véhicules. PSA PEUGEOT CITROËN se consacre à l'amélioration des moteurs thermiques et promeut activement l'utilisation de sources d'énergies alternatives telles que les biocarburants ou le gaz naturel. La stratégie du groupe accorde une place essentielle à l'exploration des solutions technologiques d'avenir, à l'image de l'hybride diesel électricité ou de la pile à combustible fonctionnant à l'hydrogène. Pour réduire significativement les émissions globales de CO_2 – condition d'un réel impact sur l'environnement – le groupe favorise les technologies applicables sur des voitures de grande diffusion. Soucieux d'élargir la réflexion au-delà de son seul périmètre de responsabilité, le groupe s'investit également dans des projets de mécénat écologique et scientifique de grande envergure. En témoigne notamment le Puits de Carbone Peugeot créé en partenariat avec l'ONF au Brésil. Parallèlement à cette stratégie, le groupe s'engage à concevoir des véhicules hautement recyclables.

Des solutions efficaces pour réduire les consommations et les émissions pour tous

Le groupe a développé des nouvelles technologies pour les moteurs essence, dont témoignent les moteurs de cylindrée moyenne produits en coopération avec le groupe BMW. Il consolide son leadership sur le diesel qui, à performance égale, consomme significativement moins que l'essence.

Les moteurs diesels HDi (injection directe diesel « common rail »), lancés par PSA PEUGEOT CITROËN, permettent de diminuer les émissions de CO_2 de 20 % par rapport aux moteurs diesel de génération précédente et de 30 % par rapport à un véhicule à essence. Ces moteurs, au-delà de leurs avantages environnementaux, offrent un agrément de conduite remarquable et figurent parmi les plus plébiscités en Europe. Ainsi entre 1998 et 2006, le taux de diésélisation du marché européen des voitures particulières a quasiment doublé pour atteindre une vente sur deux aujourd'hui.

En 2006, PSA PEUGEOT CITROËN a produit plus de 1,4 million de moteurs diesels HDi « common rail » et, depuis 1998, le groupe en a produit près de 9,3 millions.

Le groupe a par ailleurs poursuivi la stratégie de « downsizing » qui consiste à obtenir, avec des moteurs de cylindrée plus réduite, et donc consommant moins, des performances équivalentes à celles des anciens moteurs. Ainsi, le « downsizing » permet-il une réduction des consommations de 10 % tout en conservant le couple et la puissance. En 2006, le groupe a commercialisé en Europe 460 000 véhicules émettant moins de 120 g de CO_2 par km parcouru, et plus de 1 500 000 véhicules de ce type au cumul depuis 2001. En Europe, en 2006, la part de marché du groupe s'établissait ainsi à 38 % des véhicules émettant moins de 120 g de CO_2 par km parcouru et de 62 % de ceux émettant moins de 110 g de CO_2 par km.

Promouvoir les biocarburants et le gaz naturel

Une meilleure maîtrise des émissions de CO_2 des véhicules passe aussi par la recherche d'énergies alternatives au pétrole et de nouveaux modes de propulsion.

Pionnier en la matière, PSA PEUGEOT CITROËN s'est fortement impliqué dans la promotion des biocarburants susceptibles d'être utilisés dans les moteurs essence ou diesel. Les biodiesels, constitués d'Esters Méthyliques d'Huiles Végétales (EMHV), sont incorporés en mélange au gazole. L'Éthanol ou son dérivé l'ETBE (Éthyl Tertio Butyl Éther) sont des biocarburants qui peuvent être utilisés en mélange avec l'essence.

L'Éthanol est issu de céréales ou de betterave en Europe, ou encore de la canne à sucre au Brésil. Les plantes oléagineuses comme le colza servent à la fabrication du Diester (Ester Méthylique d'Huiles Végétales mélangé à hauteur de 30 % avec du gazole), le soja à celle du B30. Les biocarburants représentent une opportunité considérable pour limiter les émissions de gaz à effet de serre, dans la mesure où les plantes dont ils sont issus piègent le CO_2 atmosphérique par photosynthèse lors de leur croissance. L'adjonction de biocarburants dans les hydrocarbures fossiles apporte un gain net supplémentaire en terme d'émissions de CO_2. Le groupe estime qu'une tonne de biodiesel permet une réduction de 2,5 tonnes des émissions de CO_2. Les biocarburants limitent également les émissions de certains polluants comme les particules, qui sont réduites de 20 à 30 % avec du Diester.

Le groupe encourage l'utilisation des biocarburants, qui est possible dans des proportions importantes sans modifications techniques pour tous les véhicules Peugeot et Citroën. Le groupe utilise ainsi du Diester (30 % d'EMHV pour 70 % de gazole) pour ses flottes internes.

PSA PEUGEOT CITROËN apporte régulièrement son témoignage de constructeur automobile dans les débats techniques, économiques et politiques que suscitent les biocarburants. Il soutient également le développement des biocarburants en validant les différentes utilisations dans le cadre de politiques énergétiques locales.

En France, le groupe est membre associé de l'association « Partenaires Diester » qui a trois objectifs principaux :

- Constituer un réseau d'échanges d'informations autour de l'utilisation du Diester à des taux supérieurs au taux banalisé de 5 % (principalement au taux de 30 %).
- Promouvoir le Diester, ses qualités techniques et ses avantages écologiques auprès de tous les gestionnaires de flottes captives.
- Assurer un rôle d'interlocuteur privilégié auprès des pouvoirs publics français et internationaux.

En Amérique latine, PSA PEUGEOT CITROËN a engagé une expérimentation avec le Ladétel, un laboratoire brésilien spécialisé dans le développement des technologies propres et en particulier des biocarburants. Le but : mesurer les performances du biodiesel brésilien B30. Lors d'une première phase menée de 2003 à 2006, une Peugeot 206 et une Xsara Picasso ont cumulé plus de 180 000 km, avec des résultats très encourageants en terme de réduction des polluants réglementés. Une deuxième phase a été inaugurée en 2006. Le groupe fournit six véhicules (Peugeot 206 1,9 l diesel, Xsara Picasso 2,0 l HDi, deux Peugeot Partner et deux Citroën Berlingo) pour réaliser des tests d'endurance et des tests sur bancs moteurs. Dans le cadre de cette 2ᵉ phase, plusieurs sources de biodiesel sont utilisées : soja, huile de palme, huile de ricin.

Au Brésil, premier producteur d'Éthanol au monde, le groupe commercialise des véhicules « Flex-Fuel » (Peugeot 206 et 307, Citroën C3 et Xsara Picasso), dont le moteur s'adapte automatiquement à des quantités variables d'Éthanol mélangées à l'essence. Ces moteurs seront également commercialisés sur certains modèles en Europe mi-2007.

Le gaz naturel véhicules (GNV) fait aussi partie des alternatives au pétrole explorées par le groupe. Le GNV se distingue par son haut pouvoir calorifique, ses émissions réduites de polluants atmosphériques et de gaz à effet de serre (- 20 % par rapport à un moteur essence équivalent), ainsi que par le faible bruit émis lors de sa combustion. Le groupe a signé le 3ᵉ protocole GNV visant à développer cette filière en France. Il commercialise des véhicules utilitaires roulant au GNV et, depuis octobre 2005, la Citroën C3 GNV 5 places, destinée aux acheteurs particuliers. PSA PEUGEOT CITROËN se consacre également au développement d'un moteur GNV polyvalent à vocation mondiale qui pourra répondre aux spécificités des marchés où le gaz constitue une alternative crédible au pétrole (Argentine et Iran par exemple).

Le groupe s'engage sur la technologie hybride Diesel

Dans le domaine de l'environnement, la politique du groupe est très constante. Elle part du constat qu'en Europe, marché sur lequel le diesel est fortement diffusé, l'hybride essence offre peu d'intérêt. Son bilan consommations et émissions de CO_2 reste très voisin d'un véhicule diesel équivalent pour un prix bien supérieur.

Avec la présentation de ses deux démonstrateurs Hybride HDi sur base des Citroën C4 et Peugeot 307, PSA PEUGEOT CITROËN démontre sa maîtrise de la technologie hybride. Le choix d'une motorisation diesel HDi dans une chaîne de traction hybride assure une véritable rupture dans les consommations et émissions de CO_2.

Hybride HDi est capable également de fonctionner en mode électrique pur (véhicule zéro émission). Les résultats obtenus, remarquables pour un véhicule familial, sont de 3,4 l au 100 km (cycle mixte) soit 90 g CO_2 / km. La réduction par rapport au véhicule identique doté du seul moteur diesel HDi, déjà très performant en matière de consommation, s'approche de 30 %.

Une approche pragmatique de la chaîne de traction hybride Diesel

Le développement d'Hybride HDi s'appuie sur la stratégie générale de plates-formes du groupe. Hybride HDi fait largement appel à la réutilisation de composants et organes (carry over) et déploie des solutions techniques éprouvées en grande série et optimisées pour l'hybride. Cette technologie reste cependant intrinsèquement plus onéreuse que n'importe quelle autre solution thermique du fait de l'ajout de composants supplémentaires (batteries haute tension, moteur/générateur électrique, onduleur et système de freinage récupératif).

Le surcoût de l'hybridation diesel doit être réduit significativement pour que l'écart de prix entre l'hybride diesel et le diesel soit acceptable pour le client. L'objectif du groupe est de ramener cet écart de prix à celui existant actuellement entre un moteur HDi et essence. Grâce à la mise en œuvre d'un programme de recherche en partenariat avec des laboratoires de recherche et des équipementiers, le groupe vise la commercialisation de ses premiers véhicules Hybride HDi à l'horizon 2010. À plus longue échéance, la pile à combustible (PAC) est appelée à jouer un rôle crucial pour l'automobile dans la maîtrise des émissions de toute nature.

La PAC : une clé à long terme pour l'environnement

La pile à combustible fournit de nombreux avantages. Outre la réduction des émissions de CO_2, la PAC élimine les émissions polluantes locales (HC, NOx...). Le groupe travaille sur différentes piles et prototypes grâce à une équipe interne de spécialistes et des réseaux experts dans le cadre de partenariats de recherche, à l'image de ceux signés avec le CNRS (Centre National de la Recherche Scientifique) et le CEA (Commissariat à l'Énergie Atomique). La pile GENEPAC, dévoilée en janvier 2006, est le fruit des recherches du groupe et du CEA dans ce domaine. Cette pile, d'architecture modulaire et d'une puissance de 80 kW, est parfaitement adaptée à l'usage automobile et se situe au meilleur niveau mondial.

Ces travaux visent à trouver les conditions techniques et économiques acceptables pour un développement de la PAC dans l'automobile. Compte tenu des défis à relever, souvent indépendants du constructeur (coût de la pile, son intégration dans le véhicule, stockage de l'hydrogène et sa distribution), le groupe prévoit une introduction progressive de la PAC dans l'automobile à l'horizon 2020.

Améliorer la qualité de l'air

En trente ans, les émissions de particules des véhicules neufs ont été divisées par vingt. Le filtre à particules, qui élimine les particules solides des gaz d'échappement, vient renforcer les performances écologiques de la motorisation diesel. Largement popularisé par le groupe, ce système de post-traitement contribue activement à l'amélioration de la qualité de l'air en milieu urbain. Depuis son lancement en mai 2000, le filtre à particules a connu un essor important : il équipe aujourd'hui près de 1 800 000 véhicules à moteur diesel HDi des marques Peugeot et Citroën. Il est désormais proposé sur les Peugeot 1007, 207, 307, 407, 607, 807 et les Citroën C3, C4, C4 Picasso, Xsara Picasso, C5, C6, C8. Son déploiement est prévu, à moyen terme, sur l'intégralité des modèles du groupe.

Le groupe commercialise déjà sa 3e génération de filtre à particules : le filtre sans entretien. Ce filtre, bénéficiant d'une architecture totalement nouvelle, dite Octosquare, a été commercialisé pour la première fois en 2004 et est déployé sur la quasi totalité de la gamme depuis fin 2005.

L'éco-conception pour un meilleur recyclage

PSA PEUGEOT CITROËN prend en compte le recyclage de ses véhicules dès la conception. Ce principe d'éco-conception vise à faciliter les opérations de dépollution des véhicules hors d'usage (VHU) et à favoriser les filières de valorisation et de recyclage.

La traçabilité des pièces plastiques, l'utilisation de matériaux connus pour leur aptitude au recyclage, la réduction de leur diversité afin de faciliter le tri post broyage, ainsi que l'intégration de matières recyclées sur les véhicules neufs constituent d'autres moyens utilisés par le groupe pour garantir un recyclage élevé. Cette démarche lui permet d'anticiper la directive européenne sur le respect du taux de recyclage obligatoire, qui exigera, à partir de 2008, l'atteinte d'un taux de 95 % pour l'homologation des nouveaux véhicules neufs mis sur le marché.

Les critères de sélection des matériaux entrant dans la composition des véhicules sont de plus en plus stricts. Les plus récents comprennent :

- La réduction de la diversité des matières plastiques dans les véhicules afin d'optimiser le fonctionnement et la rentabilité des filières de récupération spécifiques.

- L'utilisation d'une seule famille de plastique par grande fonction afin de pouvoir recycler l'intégralité d'un sous-ensemble, sans démontage préalable des différentes pièces.
- Le marquage normalisé de toutes les pièces plastiques afin de pouvoir en assurer l'identification, le tri et la traçabilité.
- L'utilisation de matières recyclées. PSA PEUGEOT CITROËN a pour objectif d'augmenter leur part car il n'existe aucun obstacle à leur utilisation pour autant que les conditions technico-économiques soient réunies.
- L'élimination des quatre métaux lourds (Pb, Cd, Cr et Hg) pour l'ensemble des véhicules mis sur le marché *après le 1er juillet 2003*. Ce travail limitant les transferts de pollution est réalisé avec les fournisseurs.

Depuis 2002, PSA PEUGEOT CITROËN mobilise ses fournisseurs, afin qu'ils s'engagent à produire une attestation de conformité pour l'ensemble de leurs approvisionnements, ou un certificat de conformité pour chaque pièce fournie dans le cadre des projets de futurs véhicules. Au travers du consortium IDIS (International Dismantling Information System), il tient également à disposition des opérateurs de recyclages des notices de démontage des véhicules des marques du groupe.

Les nouveaux modèles commercialisés par le groupe sont réutilisables et valorisables au moins à 95 % de leur poids moyen, selon la norme ISO en vigueur et nos propres calculs.

Les usines de la division automobile et l'environnement

Une organisation et des principes forts

Sur le plan industriel, le groupe est engagé depuis de nombreuses années dans une politique de protection de l'environnement ambitieuse, afin que l'activité de chaque site industriel garantisse pour le voisinage, outre le respect de la réglementation locale, la protection des milieux naturels et la qualité de vie. Pour atteindre cet objectif, la stratégie industrielle du groupe intègre la protection de l'environnement dans une perspective d'amélioration continue, fondée sur une organisation rigoureuse, une méthodologie structurée autour d'ISO 14001, l'allocation de moyens financiers significatifs et un outil de reporting dénommé « Observatoire de l'Environnement Industriel » (OEI). C'est ainsi que le groupe intervient efficacement sur les aspects environnementaux les plus significatifs de ses activités. Cette politique est mondiale.

Au niveau central, la Direction de la Prévention et de la Gestion des Risques comporte un département consacré à l'environnement qui anime et coordonne l'action générale et dispose d'un budget d'investissement spécifique. Sur chaque site, un responsable de l'environnement s'appuie sur un service dédié et sur des correspondants désignés dans chaque atelier de l'établissement. La direction technique dispose également de spécialistes en environnement qui viennent en assistance des usines, notamment lors des projets industriels. En 2006, ce sont ainsi environ 500 personnes qui se sont impliquées dans la gestion de l'environnement industriel du groupe.

Une politique de certification active

Un système de management environnemental est en place sur tous les sites de production du groupe. Il est fondé sur la norme ISO 14001. Cette norme est un standard de management et d'organisation reconnu internationalement. Elle vise à exprimer une politique environnementale, décrire les procédures suivies pour sa mise en œuvre, garantir la conformité réglementaire *et tendre vers l'amélioration continue*, principe de base de la bonne gestion de l'environnement.

Dans le cadre de la démarche ISO 14001, chaque membre du personnel reçoit une formation ou une sensibilisation à l'environnement adaptée à sa fonction et à son activité.

2005 a été l'année de déploiement de la norme ISO 14001, version 2004, dans tous les sites certifiés.

2006 a vu la mise en place d'une nouvelle procédure d'identification des aspects environnementaux significatifs, qui étend le périmètre à de nouveaux aspects et approfondit l'analyse de l'impact local de nos sites dans leur environnement.

Dans le cadre de cette certification, les sites développent une communication transparente avec leur environnement. Cela concerne d'abord les pouvoirs publics, tenus informés des résultats recueillis dans le cadre de l'autosurveillance des sites. Cela concerne aussi le dialogue avec les riverains des sites : toutes les demandes d'information sont systématiquement prises en compte et débouchent, si nécessaire, sur des actions correctrices.

Calendrier de la certification ISO 14001 des sites de la division automobile

1999	2000	2001	2002	2003	2004	2005	2007
Mulhouse	Poissy	Aulnay	Asnières	Metz	Saint-Ouen	Hérimoncourt*	La Garenne
Sochaux	Trémery	Rennes	Caen	Mangualde			Vesoul**
	Madrid	Porto Real	Charleville				Trnava**
	Buenos Aires	Ryton	Sept Fons				
	Vigo		Valenciennes				

** Site intégré au périmètre PCA à compter de 2005 (site certifié depuis 2001).*

*** Sites en cours de certification.*

Nota : au-delà de ce périmètre, quatre autres sites sont certifiés depuis 2000 : Française de Mécanique (JV) et Sevel Nord (JV) en France, Wuhan (JV) et Xiangfan (JV) en Chine.

Réduire les émissions de gaz dans l'atmosphère

Maîtrise des émissions de composés organiques volatils

Les émissions de composés organiques volatils (COV) par les usines de production automobile s'établissent, en France, à un niveau inférieur à 1 % du total des émissions de ces composés, toutes sources anthropiques confondues.

La politique du groupe en la matière est volontariste et se décline selon trois axes :

1. Optimiser les ateliers :
   - En réduisant la consommation de peintures, et donc de solvants, par la mise en œuvre de matériel à meilleur rendement d'application.
   - En choisissant des peintures à teneurs en solvants réduites.
   - En recyclant les solvants usés.
2. Mettre en œuvre des technologies propres (peintures hydrodiluables, apprêts poudre) dans les nouveaux ateliers.
3. Installer des équipements de traitement de l'air par incinération des COV.

Le déploiement de ce plan d'action ambitieux a permis de diviser par 3 les émissions de COV par véhicule des usines de carrosserie du groupe en moins de 20 ans, passant d'environ 13 kg en 1988 à 4,88 kg en 2006.

En poursuivant la mise en œuvre systématique des meilleures technologies disponibles à un coût économique acceptable, le groupe continue à améliorer ses performances et confirme son objectif à terme de 4 kg par véhicule environ.

En tout état de cause, les limites fixées pour 2007 par la directive européenne sur la réduction des émissions de COV seront bien entendu respectées.

Baisse des autres polluants réglementés

La substitution progressive des combustibles fortement soufrés par des combustibles à moindre teneur en soufre a permis de réduire de plus de 90 % les émissions de dioxyde de soufre (SO_2) des installations de combustion du groupe à l'échelle mondiale depuis 1995.

Les données fournies par l'Observatoire de l'Environnement Industriel mis en place par le groupe pour enregistrer les résultats environnementaux de ses sites attestent d'une réduction des émissions d'oxydes d'azote (NOx) de 30 % à l'échelle mondiale depuis 1995.

Maîtriser la consommation d'énergie

L'utilisation d'énergie est au cœur même des process industriels de la construction d'automobiles (fonderie, refroidissement d'outils, cuisson des peintures, traitement thermique...). Le groupe s'attache à développer un plan de maîtrise de l'énergie sur l'ensemble de ses sites de production. Parmi les initiatives les plus remarquables ces dernières années, figure la cogénération mise en place sur trois sites du groupe.

Participation au système d'échange de quotas de CO_2

Les modalités de transposition de la directive européenne relative au système de quotas d'émissions de gaz à effet de serre, retenues pour la période 2005 à 2007, conduisent à la prise en compte, à partir de 2005, de sept établissements en France et un en Angleterre au titre du CO_2 de leurs installations de combustion de puissance supérieure à 20 MW. Deux sites en Espagne sont intégrés dans ce système à partir de 2006.

Le calcul des affectations de quotas pour la première période du système est fondé, en France, sur les données historiques (1996-2002).

Depuis 1996, malgré une croissance forte de l'activité mesurée en véhicules produits sur les sites, l'émission totale de CO_2 a été contenue et a même baissé en ce qui concerne les installations de puissance supérieure à 20 MW.

Cette maîtrise des émissions de CO_2 est le résultat des actions de réduction des consommations d'énergie fossiles réalisées depuis 1990.

Réduire la consommation les rejets dans l'eau

Économiser l'eau est un objectif majeur pour chaque site industriel. La généralisation du comptage, l'affichage des modes opératoires les plus économes et la mise en œuvre de systèmes de recyclage sont la règle commune.

Cette politique a permis, entre 1995 et 2006, de diviser par 2,5 la consommation d'eau par véhicule produit, contribuant ainsi à la préservation de la ressource.

Chaque site est raccordé au réseau public de traitement des eaux usées ou équipé en interne d'une installation complète d'épuration, et suit également la qualité de ses rejets à partir d'indicateurs, définis dans les autorisations d'exploiter. Cette organisation permet de garantir une qualité des rejets aqueux acceptable pour le milieu récepteur. En particulier, les risques de pollution par eutrophisation et par acidification sont négligeables compte tenu des caractéristiques des effluents des sites automobiles du groupe.

Réduire et valoriser au mieux les déchets des sites de production automobile

La politique mise en œuvre par le groupe depuis plus de dix ans vise deux objectifs. D'une part réduire le poids de déchets produits par véhicule fabriqué, et d'autre part promouvoir le recyclage et la valorisation.

Sur la période 1995-2006, les résultats obtenus, hors déchets métalliques, sont les suivants :

- Le poids de déchets par voiture produite a chuté de 28 %.
- Le taux de déchets mis en décharge est passé de 31 % à 12 %. En corollaire, le taux de valorisation atteint 83,5 % en 2006. Le solde de 4,5 % correspond aux filières d'incinération sans récupération d'énergie et de traitement physico-chimique sur certains déchets liquides ou boueux.

Les déchets métalliques (tôles, copeaux...) sont récupérés en quasi-totalité et trouvent des débouchés naturels en sidérurgie ou dans les fonderies du groupe.

En tenant compte de ces déchets métalliques, le taux de valorisation global des déchets industriels du groupe est de l'ordre de 94 %.

Connaître les sols pour mieux les protéger

Le groupe s'attache à connaître les pollutions anciennes qui peuvent être présentes dans les sols de ses sites.

À l'instigation des pouvoirs publics ou de sa propre initiative, le groupe a procédé à une étude de pollution des sols sur de nombreux sites, conformément à la procédure conçue par le Bureau de Recherche Géologique et Minière.

Après des investigations poussées, les experts ont conclu que certains sites étudiés appartenaient à la catégorie pour laquelle une autosurveillance est nécessaire. Au cas par cas des sites, ces analyses sont complétées de quelques actions ponctuelles de dépollution ou mesures de prévention.

Le groupe poursuit une politique rigoureuse de prévention de la pollution des sols, notamment en dotant les stockages de produits liquides de dispositifs de rétention.

Les autres divisions et l'environnement

Faurecia

Le système de management environnemental fondé sur la norme ISO 14001 se déploie progressivement sur l'ensemble des usines Faurecia : 82 sites sont actuellement certifiés, contre 50 en 2003 et 17 en 2000. Près de 15 000 personnes ont été formées en 2006 sur des thèmes relatifs à l'environnement. Le déploiement du système ISO 14001 et l'implication du personnel permettent de mieux maîtriser les risques et de réduire l'impact des activités industrielles sur l'environnement.

Faurecia s'est également doté, en 2006, d'une base de données et d'un système unique de reporting environnemental pour l'ensemble de ses usines à l'échelle mondiale. Ce système permet une validation des données au niveau des usines, des divisions, des groupes produit et du groupe. Le reporting est semestriel.

Gefco

Développant depuis plusieurs années des actions de réduction des gaz à effet de serre, Gefco a porté à 25 % la part des transports alternatifs à la route. Dans ses schémas de transport, Gefco a fortement accru l'utilisation des modes plus respectueux de l'environnement – fluvial, ferroviaire et maritime. Ce dernier mode représente d'ailleurs 14 % de l'ensemble des achats de transport du groupe, contre 8 % pour la moyenne européenne du secteur.

Gefco a aussi développé l'utilisation de corridors ferroviaires entre la France et les pays d'Europe centrale et orientale. Avec 4 345 wagons porte-voitures, Gefco possède aujourd'hui le 2e parc européen privé.

En tant que commissionnaire de transport, Gefco prend ses responsabilités. Ainsi, une clause relative au développement durable a été introduite dans les contrats de sous-traitance avec les transporteurs, avec, pour la partie environnementale, des exigences sur la protection de l'environnement et sur la norme Euro des véhicules utilisés.

Pour ses propres activités, Gefco s'est engagé en 2006 dans une démarche environnementale selon le référentiel ISO 14001 avec un objectif de déploiement en 2008.

Indicateurs environnementaux

Consommations et émissions voitures

Cette liste ne vise pas l'exhaustivité. Deux critères de sélection ont été retenus : les meilleures ventes et les performances environnementales.

Pour chaque modèle, la version essence et la version diesel la plus performante en termes d'émissions de CO_2 et de consommation de carburant sont représentées dans ce tableau.

En caractère gras, apparaissent les modèles les plus vendus, en version essence et en version diesel.

Dans un certain nombre de cas, les modèles les plus vendus sont aussi les plus sobres.

Peugeot (2006)

	Énergie	Cylindrée	Puissance	Consommations			CO_2	Bruit
				Urbaine	Route	Mixte		
	E/D	(cm³)	(kW)	(l/100 km)	(l/100 km)	(l/100 km)	(g/km)	dB(a)
Peugeot 107								
1.0l BVM/BVMP	**E**	**998**	**50**	**5,5**	**4,1**	**4,6**	**109 g/km**	**70/72**
1.4l HDi	**D**	**1 398**	**40**	**5,3**	**3,4**	**4,1**	**109 g/km**	**71,2**
Peugeot 1007								
1.4l BVM	**E**	**1 360**	**65**	**8,4**	**5,3**	**6,4**	**153 g/km**	**73,2**
1.4l HDi	**D**	**1 398**	**50**	**5,8**	**4,1**	**4,7**	**124 g/km**	**73,7**
1.6l HDi FAP	D	1 560	80	6,0	4,1	4,8	125 g/km	73,7
Peugeot 206 (berline)								
1.4l	**E**	**1 360**	**55**	**8,8**	**5,0**	**6,4**	**152 g/km**	**73,3**
1.4 HDi	**D**	**1 398**	**50**	**5,4**	**3,7**	**4,3**	**112 g/km**	**70,9**
Peugeot 207 (berline)								
1.4l	**E**	**1 360**	**55**	**8,4**	**5,0**	**6,3**	**150 g/km**	**73,6**
1.6l HDi	**D**	**1 569**	**66**	**5,8**	**3,8**	**4,5**	**120 g/km**	**73,6**
Peugeot 307 (berline)								
1.4l 16V	E	1 360	65	8,7	5,3	6,5	155 g/km	70,5
1.6l	**E**	**1 587**	**80**	**10,0**	**5,8**	**7,4**	**174 g/km**	**72,4**
1.6l HDi	**D**	**1 560**	**66**	**6,1**	**4,3**	**4,9**	**129 g/km**	**72,4**
Peugeot 407 (berline)								
1.8l	E	1 749	92	10,5	6,0	7,7	183 g/km	73,7
1.6l HDi FAP	D	1 560	80	6,8	4,4	5,3	140 g/km	73,5
2.0 HDi BVM FAP	**D**	**1 997**	**100**	**7,7**	**4,9**	**5,9**	**155 g/km**	**74,3**
Peugeot 407 Coupé								
2.2l BVM	**E**	**2 230**	**120**	**13,1**	**6,9**	**9,2**	**219 g/km**	**74,0**
2.7l HDi BVA	**D**	**2 720**	**150**	**11,9**	**6,5**	**8,5**	**226 g/km**	**71,6**
Peugeot 607								
2.2l	**E**	**2 230**	**120**	**13,0**	**7,0**	**9,2**	**219 g/km**	**73,9**
2.0 HDi BVM FAP	D	1 997	100	8,1	5,0	6,1	162 g/km	74,6
2.7l HDi BVA FAP	**D**	**2 720**	**150**	**11,6**	**6,6**	**8,4**	**223 g/km**	**72,0**
Peugeot 807								
2.0l BVM	**E**	**1 997**	**103**	**12,0**	**7,3**	**9,0**	**213 g/km**	**72,4**
2.0 HDi	D	1 997	88	8,8	5,8	6,9	182 g/km	74,6
2.0 HDi FAP	**D**	**1 997**	**100**	**9,0**	**6,0**	**7,1**	**188 g/km**	**73,3**
Partner Combispace								
1.4l	**E**	**1 360**	**55**	**9,6**	**6,2**	**7,4**	**175 g/km**	**72,4**
1.6l HDi	**D**	**1 560**	**55**	**6,7**	**4,7**	**5,4**	**143 g/km**	**73,7**

En gras : véhicule le plus vendu de sa catégorie (version essence, version diesel).
En maigre : véhicule émettant le moins de CO_2 dans sa catégorie (version essence, version diesel).

Citroën (2006)

	Énergie E/D	Cylindrée (cm^3)	Puissance (kW)	Consommations Urbaine (l/100 km)	Route (l/100 km)	Mixte (l/100 km)	CO_2 (g/km)	Bruit dB(a)
Citroën C1								
1.0i	**E**	**998**	**50**	**5,5**	**4,1**	**4,6**	**109 g/km**	**70/72**
HDi 55	**D**	**1 398**	**40**	**5,3**	**3,4**	**4,1**	**109 g/km**	**71,2**
Citroën C2								
1.1i	**E**	**1 124**	**44**	**7,5**	**4,8**	**5,8**	**138 g/km**	**72,9**
HDi 70	**D**	**1 398**	**50**	**5,3**	**3,7**	**4,3**	**113 g/km**	**73,8**
HDi 70 SensoDrive	D	1 398	50	4,9	3,8	4,2	111 g/km	72,7
Citroën C3								
1.4i 16V Stop&Start	E	1 360	65	6,9	4,9	5,7	135 g/km	70,8
1.4i	**E**	**1 360**	**54**	**8,2**	**4,9**	**6,1**	**145 g/km**	**73,8**
HDi 70	**D**	**1 398**	**50**	**5,3**	**3,8**	**4,4**	**115 g/km**	**73,8**
HDi 70 SensoDrive	D	1 398	50	4,9	3,9	4,3	113 g/km	71,3
Citroën C3 Pluriel								
1.4i	**E**	**1 360**	**54**	**9,1**	**5,4**	**6,8**	**163 g/km**	**73,8**
1.6i 16V SensoDrive	E	1 587	80	8,6	5,6	6,7	160 g/km	71,4
HDi 70	**D**	**1 398**	**50**	**5,7**	**4,2**	**4,7**	**125 g/km**	**72,6**
Citroën Berlingo								
1.4i	**E**	**1 360**	**55**	**9,6**	**6,2**	**7,4**	**175 g/km**	**72,4**
HDi 92	**D**	**1 560**	**66**	**6,7**	**4,7**	**5,4**	**143 g/km**	**73,2**
Citroën Xsara Picasso								
1.6i 16V	**E**	**1 587**	**80**	**9,5**	**6,0**	**7,3**	**172 g/km**	**71,9**
HDi 92	**D**	**1 560**	**66**	**6,5**	**4,3**	**5,1**	**135 g/km**	**73,7**
Citroën C4								
1.4i 16V	E	1 360	65	8,7	5,2	6,4	153 g/km	71,6
1.6i 16V	**E**	**1 587**	**80**	**9,5**	**5,7**	**7,1**	**169 g/km**	**73,1**
HDi 110 FAP	**D**	**1 560**	**80**	**6,0**	**4,0**	**4,7**	**125 g/km**	**72,6**
HDi 110 FAP BMP6	D	1 560	80	5,8	3,8	4,5	120 g/km	73,2
Citroën Grand C4 Picasso								
1.8i 16V	**E**	**1 749**	**92**	**11,3**	**6,1**	**8,0**	**190 g/km**	**73,4**
HDi 110 FAP	**D**	**1 560**	**80**	**7,3**	**5,1**	**5,9**	**155 g/km**	**74,2**
HDi 110 FAP BMP6	D	1 560	80	6,8	5,1	5,7	150 g/km	72,5
Citroën C5								
1.8i 16V	E	1 749	92	10,4	5,9	7,6	177 g/km	71,3
2.0i 16V	**E**	**1 997**	**103**	**11,1**	**6,3**	**8,0**	**190 g/km**	**71,2**
HDi 110 FAP	**D**	**1 560**	**80**	**6,8**	**4,5**	**5,4**	**139 g/km**	**73,2**
Citroën C6								
3.0i V6	**E**	**2 946**	**155**	**16,3**	**8,2**	**11,2**	**266 g/km**	**72,2**
V6 HDi 208 FAP	**D**	**2 720**	**150**	**12,0**	**6,8**	**8,7**	**230 g/km**	**70,2**
HDi 173 FAP	D	2 179	125	8,7	5,4	6,6	175 g/km	75,0
Citroën C8								
2.0i 16V	**E**	**1 997**	**103**	**12,0**	**7,3**	**9,0**	**213 g/km**	**72,4**
HDi 138 FAP	**D**	**1 997**	**100**	**9,0**	**6,0**	**7,1**	**188 g/km**	**73,3**

En gras : véhicule le plus vendu de sa catégorie (version essence, version diesel).
En maigre : véhicule émettant le moins de CO_2 dans sa catégorie (version essence, version diesel).

Indicateurs environnementaux

Consommations et émissions sites

Les indicateurs environnementaux exposés ci-dessous correspondent à l'application du décret n° 2002-221 du 20 février 2002. Les données reportées concernent les usines, les principaux sites d'études ainsi que les sites logistiques des sociétés consolidées par intégration globale du groupe PSA PEUGEOT CITROËN, hors Faurecia, division équipement automobile du groupe. Faurecia, société cotée dont Peugeot S.A. détient 72 % du capital et qui dispose, compte tenu de son activité, d'une complète autonomie de gestion, établit et publie dans son propre rapport annuel les indicateurs relevant de son activité.

Pour les besoins de sa production et de ses salariés, PSA PEUGEOT CITROËN consomme des matières premières, qui sont *principalement* :

- l'eau, pour remplir les fonctions telles que l'usinage, le lavage, le refroidissement, les sanitaires, etc. Tenant compte de la disponibilité locale de cette ressource, l'alimentation des sites se fait à partir du réseau de distribution public, ou de captages privés dans les nappes souterraines et les cours d'eau à proximité, le cas échéant ;
- les énergies (combustibles fossiles et énergie électrique) dont l'utilisation est le cœur même de certains process (par exemple, le traitement thermique, la fonderie, la cuisson des peintures, etc.) ou encore, indispensable au chauffage, à l'éclairage, à la climatisation des locaux...

L'utilisation de ces matières premières et des produits entrant dans les process de fabrication tels que la ferraille en fonderie, les tôles d'acier et d'aluminium en emboutissage ou tels que les produits de traitement de surface, les peintures, les fluides de coupe, les colles, les mastics, etc. génère des sous-produits que les sites du groupe s'attachent à limiter et à maîtriser au mieux.

De même, pour leurs émissions dans l'air, l'eau, les sols.

Nota préalable : quelques ajustements des résultats 2005 ont été réalisés pour tenir compte de précisions obtenues après la publication du document de référence.

Ces modifications, dès lors qu'elles entraînent un écart supérieur à 1 % de l'indicateur concerné, sont commentées.

Nota sur le périmètre :

- La société SCMPL a été vendue fin 2004. En conséquence, cette société n'est plus prise en compte depuis 2005.
- PCA a racheté le site de Hérimoncourt à Faurecia. Ce site est donc agrégé avec les données PCA depuis 2005.
- PCA a également étendu son périmètre de consolidation à quatre établissements : Belchamp et Carrières depuis 2005, Trnava et La Ferté Vidame à compter de 2006.

Nota général sur Gefco : les résultats 2006 sont basés sur la nouvelle procédure de consolidation des informations environnementales. Cette procédure a été ajustée pour répondre aux remarques de notre Commissaire aux Comptes sur les résultats 2005. La différence de méthodologie explique les écarts entre les résultats 2005 et 2006.

PCA : Peugeot Citroën Automobiles.
SCMPL : Société de Constructions Mécaniques Panhard et Levassor.
PCI : Process Conception Ingénierie.
PMTC : Peugeot Motocycles.

Prélèvement d'eau

(Unité : m³)		Eau de ville	Eau de surface	Eau souterraine	Total
PCA	**2006**	**3 270 583**	**5 128 452**	**5 997 363**	**14 396 398**
	2005	3 488 832	7 128 167	9 407 372	20 024 371
	2004	3 811 089	7 172 250	10 336 343	21 319 682
SCMPL	**2006**	-	-	-	-
	2005	-	-	-	-
	2004	10 540	-	-	10 540
PCI	**2006**	**20 307**	-	-	**20 307**
	2005	25 304	-	-	25 304
	2004	21 767	-	-	21 767
PMTC	**2006**	**12 553**	**24 610**	-	**37 163**
	2005	15 699	54 081	-	69 780
	2004	13 809	32 047	-	45 856
Gefco	**2006**	**185 655**	**20 398**	**2 564**	**208 617**
	2005	217 702	29 569	6 540	253 811
	2004	264 134	34 250	5 490	303 874
Total	**2006**	**3 489 098**	**5 173 460**	**5 999 927**	**14 662 485**
	2005	3 747 537	7 211 817	9 413 912	20 373 266
	2004	4 121 339	7 238 547	10 341 833	21 701 719

Pour PCA, la poursuite de la mise en œuvre de systèmes de recyclage, notamment sur les sites de Mulhouse, Sochaux et La Garenne, a contribué à la baisse de 28 % du volume d'eau prélevée en 2006.

Pour PMTC, la baisse de 47 % sur le prélèvement d'eau est due à l'arrêt définitif d'une tour aéroréfrigérante sur le site de Mandeure en 2006.

Rejets bruts dans l'eau, sortie usine

(Unité : kg/j)		DCO	DBO_5	MES
PCA	**2006**	**7 052**	**2 704**	**1 386**
	2005	6 444	2 228	1 584
	2004	7 931	2 395	1 865
SCMPL	**2006**	-	-	-
	2005	-	-	-
	2004	1	-	0
PCI	**2006**	**nc**	**nc**	**nc**
	2005	nc	nc	nc
	2004	nc	nc	nc
PMTC	**2006**	**3**	**1**	**0**
	2005	3	1	0
	2004	2	1	0
Gefco	**2006**	**nc**	**nc**	**nc**
	2005	nc	nc	nc
	2004	nc	nc	nc
Total	**2006**	**7 054**	**2 705**	**1 386**
	2005	6 447	2 229	1 584
	2004	7 934	2 396	1 866

DCO = Demande Chimique en Oxygène ; DBO_5 = Demande Biochimique en Oxygène en 5 jours ; MES = Matières En Suspension ; nc = non concerné.

Une part importante de ces rejets (environ 90 %) fait l'objet d'un traitement complémentaire en station d'épuration collective, avant rejet au milieu naturel.

Consommations énergétiques

Consommations directes d'énergie

(Unité : MWh pci)		Fioul HTS	Fioul BTS	Fioul TBTS	FOD	Gaz naturel	Charbon	Coke
PCA	**2006**	-	-	**109 989**	**18 090**	**2 497 861**	**24 909**	**119 801**
	2005	-	-	176 911	19 017	2 685 645	26 354	119 475
	2004	-	-	223 789	20 239	2 714 721	37 678	129 679
SCMPL	**2006**	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	11 014	-	-
PCI	**2006**	-	-	-	-	**15 665**	-	-
	2005	-	-	-	-	17 679	-	-
	2004	-	-	-	-	17 654	-	-
PMTC	**2006**	-	-	-	**2**	**30 605**	-	-
	2005	-	-	-	49	21 511	-	-
	2004	-	-	-	14	15 696	-	-
Gefco	**2006**	-	-	-	**24 252**	**50 315**	-	-
	2005	-	-	-	25 987	40 702	-	-
	2004	-	-	-	43 377	45 581	-	-
Total	**2006**	**0**	**0**	**109 989**	**42 344**	**2 594 446**	**24 909**	**119 801**
	2005	0	0	176 911	45 053	2 765 537	26 354	119 475
	2004	0	0	223 789	63 630	2 804 666	37 678	129 679

Fioul HTS = Fioul Haute Teneur en Soufre ; Fioul BTS = Fioul Basse Teneur en Soufre ; Fioul TBTS = Fioul Très Basse Teneur en Soufre ; FOD = Fioul domestique.

Les indicateurs énergétiques sont exprimés ici dans une unité cohérente (MWh pci) par application de coefficients de conversion reconnus officiellement.

Consommations indirectes d'énergie

(Unité : MWh)		Électricité	Vapeur
PCA	**2006**	**2 824 947**	**332 686**
	2005	2 875 489	319 266
	2004	2 962 212	401 738
SCMPL	**2006**	-	-
	2005	-	-
	2004	4 835	-
PCI	**2006**	**13 574**	-
	2005	15 474	-
	2004	14 914	-
PMTC	**2006**	**17 392**	-
	2005	16 236	6 593
	2004	15 169	10 157
Gefco	**2006**	**52 872**	-
	2005	54 030	-
	2004	51 600	-
Total	**2006**	**2 908 785**	**332 686**
	2005	2 961 229	325 859
	2004	3 048 730	411 895

Pour PMTC Mandeure, il n'y a plus d'achat de vapeur depuis la mise en route de la nouvelle chaufferie fin 2005.

Émissions atmosphériques issues de l'utilisation de combustibles

Les émissions sont calculées à partir des consommations d'énergies en application de l'arrêté du 28 juillet 2005 pour le CO_2 et de la circulaire du 15 avril 2002 pour les autres gaz.

Émissions de Gaz à Effet de Serre (GES)

(Unité : t)		CO_2	N_2O	CH_4	Total éq. CO_2
PCA	**2006**	**597 012**	**23,6**	**38,6**	**605 123**
	2005	655 041	25,7	42,1	663 886
	2004	675 004	26,3	43,6	684 083
SCMPL	**2006**	-	-	-	-
	2005	-	-	-	-
	2004	2 242	0,1	0,2	2 277
PCI	**2006**	**3 220**	**0,1**	**0,2**	**3 268**
	2005	3 634	0,2	0,3	3 689
	2004	3 594	0,2	0,3	3 649
PMTC	**2006**	**6 291**	**0,3**	**0,4**	**6 388**
	2005	4 435	0,2	0,3	4 500
	2004	3 199	0,1	0,2	3 247
Gefco	**2006**	**16 740**	**0,6**	**0,9**	**16 938**
	2005	15 248	0,5	0,7	15 421
	2004	20 899	0,6	0,9	21 117
Total	**2006**	**623 263**	**24,6**	**40,1**	**631 716**
	2005	678 357	26,5	43,4	687 496
	2004	704 939	27,4	45,2	714 372

CO_2 = Dioxyde de carbone ; N_2O = Protoxyde d'azote ; CH_4 = Méthane.

Autres émissions

(Unité : t)		SO_2	NO_2
PCA	**2006**	**304,7**	**631,3**
	2005	423,6	714,2
	2004	545,6	757,8
SCMPL	**2006**	-	-
	2005	-	-
	2004	0,0	2,4
PCI	**2006**	**0,0**	**3,4**
	2005	0,0	3,8
	2004	0,0	3,8
PMTC	**2006**	**0,1**	**6,6**
	2005	0,1	4,7
	2004	0,0	3,4
Gefco	**2006**	**8,42**	**19,60**
	2005	9,0	18,2
	2004	15,0	25,5
Total	**2006**	**313,2**	**660,9**
	2005	432,7	740,8
	2004	560,7	792,8

SO_2 = Dioxyde de soufre ; NO_2 = Dioxyde d'azote.

Émissions de COV des installations de peinture de carrosserie

		COV (t)	Ratio (kg/véh.)
PCA	**2006**	**12 128**	**4,88**
	2005	12 998	4,93
	2004	14 782	5,34
SCMPL	**2006**	-	-
	2005	-	-
	2004	1	-
PMTC	**2006**	**89**	-
	2005	97	-
	2004	73	-
Total	**2006**	**12 217**	-
	2005	13 095	-
	2004	14 856	-

COV = Composés Organiques Volatiles.

Quantités de déchets traités par nature et par filières d'élimination

Périmètre PCA (hors déchets métalliques recyclés à près de 100 %)

(Unité : t)		Mise en décharge	Valorisation	Recyclage interne	Autres traitements	Total
Spécifiques fonderie	**2006**	**9 651**	**73 549**	**111 755**	**82**	**195 037**
	2005	14 342	83 468	111 455	381	209 647
	2004	15 722	93 884	111 219	387	221 212
DIB	**2006**	**21 217**	**89 921**	**5 001**	**438**	**116 578**
	2005	21 543	92 036	6 282	1 297	121 159
	2004	26 103	96 639	5 660	972	129 374
Boues + liquides + DIS	**2006**	**13 406**	**33 404**	**75**	**17 985**	**64 869**
	2005	10 961	39 464	131	19 900	70 455
	2004	10 343	36 356	153	29 267	76 119
Total	**2006**	**44 273**	**196 874**	**116 831**	**18 505**	**376 483**
	2005	46 846	214 968	117 868	21 579	401 261
	2004	52 168	226 879	117 032	30 626	426 705

DIB = Déchets Industriels Banals ; DIS = Déchets Industriels Spéciaux.

Une autre action de sensibilisation consiste à conduire des exercices de désincarcération en partenariat avec les brigades de sapeurs-pompiers. Cet exercice se conduit à Vesoul, Valenciennes, Mangualde (Portugal) et Rennes. PSA PEUGEOT CITROËN fournit alors les véhicules nécessaires à ces démonstrations.

Avoir le bon comportement en conduisant

La "Conduite Sécurisée" pour améliorer son comportement au volant

Hormis les séances de sensibilisation, et dans le cadre du déploiement de leurs plans locaux de mécénat et d'actions sociétales, plusieurs sites dispensent auprès des salariés des formations spécifiques sur la sécurité routière. En 2006, quatre établissements industriels ont organisé des stages de « conduite sécurisée » qui proposent des modules théoriques et des expériences pratiques en situation : distance de sécurité, distance de freinage, trajectoire de sécurité en virage, évitement, perte d'adhérence, dynamique du véhicule. D'autres modules, notamment à Vesoul, sur le maintien de la vigilance au volant, appelés « sécurisez votre conduite » sont aussi proposés et inscrits au Plan Départemental d'Actions de Sécurité Routière (PDASR). Les salariés, leurs familles, et, selon le lieu, les communautés environnantes, peuvent bénéficier de cette action.

À Charleville, l'action « la conduite après le permis » a permis aux titulaires du permis de conduire de réactualiser leurs connaissances du code de la route. Des modules réservés à l'usage des deux roues motorisés et des stages sur « conduire juste » sont également proposés, à Paris notamment.

En 2006, plus de 1 420 personnes ont suivi ces formations offertes par PSA PEUGEOT CITROËN.

Les actions concernant la sécurité routière et plus particulièrement celle de « conduite sécurisée » ont été évaluées en 2006 par un organisme extérieur spécialisé dans l'engagement citoyen des entreprises. Cette formation a été plébiscitée par l'ensemble des personnes interrogées qui considèrent que leur comportement au volant a évolué depuis.

Pour faire suite aux symposiums qui s'étaient tenus en Chine, en Argentine et au Brésil, le groupe a coordonné et organisé plusieurs événements dans le domaine de la sécurité routière au cours de l'année 2006. En Chine par exemple, le groupe a organisé des cercles de réflexions sur la sécurité routière, a participé à des émissions télévisées, a mis en ligne sur le site Internet du groupe des conseils pratiques. Dans la province de Hubei où se situe le site industriel de Wuhan, PSA PEUGEOT CITROËN a participé financièrement à l'élaboration de formations sur la sécurité routière.

En Argentine, en partenariat avec l'Automobile Club Argentin, près de 4 000 élèves des écoles primaires de Tres de Febrero, commune où se situe notre centre de production, ont suivi un module de formation aux risques routiers. Cette formation a également été dispensée aux enfants des salariés volontaires. Par ailleurs, à travers 8 provinces argentines, des séminaires concernant la sécurité routière se sont déroulés sous l'égide du groupe.

Au Brésil, le suivi du symposium s'est concrétisé par l'élaboration d'une brochure destinée à la protection des enfants dans le véhicule. À Resende, ville proche du site de production de Porto Real, un partenariat avec le GRSP (Global Road Safety Partnership) se concrétise par plusieurs actions de sensibilisation à la sécurité routière se déroulant lors de périodes particulières comme le carnaval ou la rentrée des classes.

Promouvoir la qualité des mobilités

La croissance économique, l'évolution des transports et des modes de vie montrent que la capacité à être mobile est devenue un pré-requis comme savoir lire, écrire, et compter. C'est un élément fondamental du développement de la société moderne. L'aptitude à se déplacer conditionne aujourd'hui l'accès au travail, à la santé, à l'emploi, à la culture, en particulier dans les villes où vit une majorité de la population mondiale.

Favoriser la mobilité durable

Favoriser la mobilité durable se traduit pour PSA PEUGEOT CITROËN par l'application des principes de développement durable dans la conception de produits respectueux de l'environnement et dotés des meilleurs équipements de sécurité. C'est également favoriser l'accès de tous à la mobilité, veiller à l'équilibre

Émissions de COV des installations de peinture de carrosserie

		COV (t)	Ratio (kg/véh.)
PCA	**2006**	**12 128**	**4,88**
	2005	12 998	4,93
	2004	14 782	5,34
SCMPL	**2006**	-	-
	2005	-	-
	2004	1	-
PMTC	**2006**	**89**	-
	2005	97	-
	2004	73	-
Total	**2006**	**12 217**	-
	2005	13 095	-
	2004	14 856	-

COV = Composés Organiques Volatiles.

Quantités de déchets traités par nature et par filières d'élimination
Périmètre PCA (hors déchets métalliques recyclés à près de 100 %)

(Unité : t)		Mise en décharge	Valorisation	Recyclage interne	Autres traitements	Total
Spécifiques fonderie	**2006**	**9 651**	**73 549**	**111 755**	**82**	**195 037**
	2005	14 342	83 468	111 455	381	209 647
	2004	15 722	93 884	111 219	387	221 212
DIB	**2006**	**21 217**	**89 921**	**5 001**	**438**	**116 578**
	2005	21 543	92 036	6 282	1 297	121 159
	2004	26 103	96 639	5 660	972	129 374
Boues + liquides + DIS	**2006**	**13 406**	**33 404**	**75**	**17 985**	**64 869**
	2005	10 961	39 464	131	19 900	70 455
	2004	10 343	36 356	153	29 267	76 119
Total	**2006**	**44 273**	**196 874**	**116 831**	**18 505**	**376 483**
	2005	46 846	214 968	117 868	21 579	401 261
	2004	52 168	226 879	117 032	30 626	426 705

DIB = Déchets Industriels Banals ; DIS = Déchets Industriels Spéciaux.

Périmètre PCI + PMTC + SCMPL

(Unité : t)		Mise en décharge	Valorisation	Autres traitements	Total
Spécifiques fonderie	**2006**	-	-	**217**	**217**
	2005	-	-	238	238
	2004	-	-	242	242
DIB	**2006**	**523**	**1 895**	**83**	**2 500**
	2005	643	1 969	43	2 655
	2004	632	1 436	100	2 168
Boues + liquides + DIS	**2006**	**8**	**234**	**870**	**1 112**
	2005	12	225	918	1 154
	2004	31	189	1 118	1 338
Total	**2006**	**531**	**2 128**	**1 170**	**3 828**
	2005	654	2 194	1 199	4 047
	2004	662	1 625	1 460	3 748

DIB = Déchets Industriels Banals ; DIS = Déchets Industriels Spéciaux.

Périmètre Gefco

(Unité : t)		Mise en décharge	Valorisation	Autres traitements	Total
DIB	**2006**	**6 988**	**6 456**	**320**	**13 765**
	2005	7 661	2 338	1 070	11 068
	2004	8 585	1 593	467	10 645
Boues + liquides + DIS	**2006**	**218**	**1 330**	**255**	**1 803**
	2005	570	319	112	1 001
	2004	430	40	237	707
Total	**2006**	**7 206**	**7 786**	**576**	**15 568**
	2005	8 230	2 657	1 182	12 069
	2004	9 015	1 633	704	11 353

DIB = Déchets Industriels Banals ; DIS = Déchets Industriels Spéciaux.

Autres aspects environnementaux

Prise en compte de l'équilibre biologique et maîtrise des nuisances olfactives et sonores

Les exigences d'équilibre et de préservation des milieux naturels, de la flore et de la faune, et les mesures à prendre pour la tranquilité des riverains sont appréciées et arrêtées à l'occasion des études d'impact ou des compléments d'études d'impact. Ces études sont effectuées avant chaque installation nouvelle ou équipements nouveaux, implantés sur les sites industriels du groupe.

Ces études d'impact préalablement réalisées sont réglementairement soumises à l'avis du public et à l'approbation des autorités administratives.

Indemnités versées en exécution d'une décision judiciaire pour atteinte à l'environnement

À ce titre, le groupe n'a eu à verser aucune indemnité en 2006.

Assumer ses responsabilités à l'égard de la société

PSA PEUGEOT CITROËN s'est fixé une politique environnementale ambitieuse et déploie ses efforts pour permettre un usage responsable des voitures et garantir la sécurité que les clients sont en droit d'attendre des marques Peugeot et Citroën.

En outre, PSA PEUGEOT CITROËN s'engage résolument pour permettre l'insertion harmonieuse de la voiture dans l'environnement urbain.

Construire des voitures sûres pour tous

La sécurité des automobilistes et des autres usagers de la route est en tête des préoccupations de PSA PEUGEOT CITROËN. En 2006, le groupe y a consacré près de 10 % de son budget de recherche et développement (branche automobile).

PSA PEUGEOT CITROËN poursuit sans relâche ses recherches de solutions permettant de prévenir l'accident (sécurité primaire) et de réduire ses conséquences (sécurité secondaire). Avec l'appel d'urgence, il est leader européen de la sécurité tertiaire, qui concerne le secours aux victimes d'accidents.

Le groupe joue pleinement son rôle d'acteur de la sécurité routière en étudiant les facteurs humains, déterminants dans la chaîne de l'accident, et en proposant des aides à la conduite pertinentes destinées à assister les conducteurs. Il entretient également des contacts étroits avec les pouvoirs publics en charge des infrastructures et fait des propositions innovantes dans ce domaine.

Les études accidentologiques du LAB (Laboratoire d'Accidentologie, de Biomécanique et d'étude du comportement humain, commun à PSA PEUGEOT CITROËN et Renault) ont fait progresser depuis plus de 35 ans la connaissance des causes et conséquences des accidents ainsi que celle du comportement humain en cas de choc. Elles révèlent que les seules mesures de protection en cas d'accident (sécurité secondaire) auraient été insuffisantes pour éviter près de 40 % des accidents mortels. Aussi, l'évitement d'accident (sécurité primaire) constitue également un axe essentiel de recherches pour PSA PEUGEOT CITROËN.

La sécurité primaire

Éviter l'accident

Fort de son expertise reconnue dans le domaine des liaisons au sol (suspensions, direction, freins...), le groupe conçoit des voitures au comportement dynamique naturellement sûr, qui corrigent autant que possible les fautes de conduite, les aléas d'infrastructures ou de météorologie.

Pour limiter les conséquences de certaines situations d'urgence, PSA PEUGEOT CITROËN continue de proposer des assistances telles que l'ABS (système de freinage à antiblocage de roues) généralisé à toutes ses gammes, l'AFU (Assistance au Freinage d'Urgence) ou encore l'ESP (Electronic Stability Program), système qui permet de maîtriser la trajectoire du véhicule en situation de dérive pouvant conduire à une sortie de route. La diffusion de l'ESP s'est poursuivie et ce dispositif équipe l'ensemble des gammes moyennes et hautes de Peugeot et Citroën. En complément, le groupe propose, sur certains modèles, des innovations efficaces et pragmatiques telles que les projecteurs directionnels Xénon bi-fonction ou encore l'AFIL (Alerte de Franchissement Involontaire de Ligne) qui prévient le conducteur d'une sortie de voie involontaire, en cas d'endormissement ou de distraction, par une vibration dans le siège.

Les acquis en ergonomie posturale sont pris en compte dès le début des projets afin d'aboutir à des prestations de confort et de sécurité (accessibilité, visibilité) au meilleur niveau, pour tous les occupants, quels que soient leur âge et leur morphologie.

L'expertise dans le domaine de l'ergonomie cognitive (ergonomie des échanges d'informations entre le conducteur et son environnement) garantit la bonne prise en compte des informations fournies par le véhicule au conducteur, quelles que soient les conditions, assurant ainsi la sérénité dans l'exécution des tâches de conduite.

Les tests sur circuits

PSA PEUGEOT CITROËN exploite deux centres d'essais où il est possible de reproduire toutes les conditions de roulage envisageables et de soumettre les véhicules à des contraintes extrêmes, afin d'assurer un très haut niveau de sécurité. Les ingénieurs de PSA PEUGEOT CITROËN disposent dans ces domaines d'une expertise reconnue et d'équipements tels que la piste multiadhérences de Belchamp et la piste « synthèse comportement », destinées à la mise au point des systèmes d'ESP et d'ASR (antipatinage des roues). Toutes les conditions de routes peuvent ainsi être recréées pour valider les progrès apportés aux véhicules. Grâce à la mise en service de l'aire plane sur le site de Belchamp en 2004, le groupe dispose d'un ensemble de moyens performants et cohérents permettant de reproduire, en toute sécurité et dans d'excellentes conditions, toutes les situations de danger et de comportement des conducteurs, issues de la connaissance fine de l'accidentologie.

Lorsque l'accident ne peut être évité, les véhicules Peugeot et Citroën offrent une protection des occupants parmi les meilleures au monde.

La sécurité secondaire : des voitures au meilleur niveau mondial

Le groupe se situe au meilleur niveau mondial en sécurité secondaire, comme l'attestent les résultats obtenus aux crash tests Euro NCAP avec 10 voitures au total ayant obtenu le score maximum de 5 étoiles. Citroën C4 Picasso et Peugeot 207 ont obtenu ce score en 2006.

Des plates-formes et structures conçues pour protéger

Dès la conception des plates-formes communes du groupe et pendant tout le développement des véhicules, la sécurité secondaire constitue une priorité absolue. En effet, quelle que soit la configuration des collisions, frontales, latérales, arrière ou encore retournement, les caractéristiques de résistance et d'absorption d'énergie des structures des voitures permettent aux occupants de bénéficier d'une protection au meilleur niveau.

L'habitacle est traité comme une véritable cellule de survie munie des dispositifs de retenue les plus sophistiqués.

Des systèmes de retenue efficaces pour protéger tous les occupants

Quels que soient l'âge et la place des occupants dans la voiture, leur protection doit être optimale. Depuis les fixations ISOFIX, garantissant la bonne utilisation des sièges pour enfants, jusqu'aux ceintures à limiteurs d'effort à 450 kg et aux airbags adaptatifs sur certains modèles, tout est calculé pour que chaque passager bénéficie du meilleur niveau de protection. Les limiteurs d'effort équipant déjà les ceintures à l'avant font progressivement leur apparition aux places arrière. Ils permettent de contrôler la retenue des occupants en limitant les contraintes sur le thorax afin de minimiser les blessures thoraciques et abdominales, en particulier pour les personnes âgées impliquées dans des accidents sévères.

Les statistiques d'accidentologie montrent que, encore aujourd'hui, près de 20 % des victimes d'accidents mortels ne portaient pas leur ceinture et toutes les incitations à utiliser cet équipement présentent donc une réelle contribution à la sécurité. Les témoins de non-bouclage de ceinture alertent le conducteur lorsque l'une des ceintures n'est pas attachée ; en cas de non-bouclage de la ceinture du conducteur, celui-ci est alerté par un signal sonore et visuel pendant plus de 90 secondes dès que le véhicule roule à une certaine vitesse ; côté passager avant, une alerte est fournie après détection de présence, afin de ne pas déranger un conducteur seul à bord. Les témoins de non-bouclage aux places arrière se généralisent également. Ces dispositifs constituent une vraie fonction de sécurité et équipent un nombre croissant de modèles au sein des deux gammes Peugeot et Citroën.

La protection des piétons est prise en compte dès le début du développement de chaque nouveau véhicule. Même si l'évitement de la collision avec les piétons reste à l'évidence la mesure la plus efficace (sécurité primaire), l'architecture et le style du véhicule sont conçus pour réduire les conséquences d'une collision avec un piéton lorsque celle-ci intervient. Des tests sont effectués sur le capot, les pare-chocs avant et la jupe du véhicule, afin de rendre le contact le moins agressif possible. Cette mise au point représente une contrainte lourde du processus de développement d'autant que doivent être simultanément prises en compte toutes les autres configurations de choc. La Citroën C6 est le premier véhicule en Europe à obtenir le score record de 4 étoiles aux tests piétons

à l'Euro NCAP (organisme indépendant d'évaluation des véhicules en protection des occupants), grâce à son capot actif qui se déclenche automatiquement dès qu'une collision avec un piéton est détectée. Ceci permet de limiter les conséquences d'un choc de la tête sur le capot. En 2006, la Peugeot 207 a été le premier véhicule du groupe homologué selon les principes de la directive européenne sur le choc piéton.

La sécurité tertiaire : PSA PEUGEOT CITROËN leader en Europe

L'appel d'urgence

PSA PEUGEOT CITROËN continue de déployer l'appel d'urgence sur ses gammes. En cas d'accident ou de malaise à bord de la voiture, les occupants du véhicule équipé sont mis en relation automatiquement sur détection de choc, ou manuellement par appui prolongé sur le bouton SOS, avec un plateau d'assistance dédié. Un opérateur entre alors en communication avec le véhicule et, le cas échéant, alerte les secours appropriés. Grâce au GPS et au téléphone mobile GSM embarqué, l'assistance localise avec précision le véhicule, même si le conducteur a perdu connaissance. Ce dispositif permet de réduire les délais d'intervention et ainsi d'améliorer considérablement l'efficacité des secours (2 000 vies pourraient être sauvées chaque année en Europe selon la Commission européenne si tous les véhicules en étaient équipés).

À fin 2006, près de 300 000 véhicules Peugeot et Citroën équipés du système d'appel d'urgence étaient en circulation dans 7 pays européens (France, Allemagne, Italie, Espagne, Belgique, Luxembourg, Pays-Bas), auxquels s'ajouteront le Portugal et l'Autriche au cours de 2007.

Agir pour la sécurité routière

La sécurité routière est depuis plusieurs années un des axes de travail sur lequel PSA PEUGEOT CITROËN consacre une part importante de sa recherche afin d'améliorer la sécurité primaire, secondaire, et tertiaire liées au véhicule. Au-delà des avancées techniques, le groupe soutient plusieurs actions visant à modifier le comportement du conducteur face aux risques routiers. Il s'agit d'expérimentations pédagogiques mettant en valeur une conduite plus responsable.

Soutenir des actions visant la responsabilité du conducteur

Sensibiliser les jeunes à la sécurité routière avec le monde éducatif

Le groupe est partenaire en France de l'Éducation Nationale sur des actions de sensibilisation auprès des jeunes sur les risques de la route. Ces actions sont relayées par les sites industriels et par les directions régionales des deux marques. En 2006, un concours de dessins faits par les enfants du personnel du site argentin a été organisé sur ce thème. Des actions de sensibilisation auprès des écoles situées autour des sites industriels existent aussi, notamment à Valenciennes, Tres de Febrero (Argentine), Resende (Brésil). À Aulnay, le centre de production a participé à la création d'une école de karting destinée à des jeunes des communes avoisinantes et enfants de salariés. 320 adolescents ont ainsi suivi des modules sur la sécurité routière, la mécanique et la conduite sur piste.

Faire prendre conscience des dangers de l'alcool au volant aux jeunes adultes

Depuis 1999, PSA PEUGEOT CITROËN soutient l'association Voiture & Co située à Nanterre (92). Cette association propose aux jeunes sortant de fêtes et galas un service de retours covoiturés assuré par des conducteurs préalablement soumis aux tests d'alcoolémie proposés par l'association. Les passagers qui n'ont pu trouver de conducteurs sont raccompagnés par des véhicules donnés dans le cadre du mécénat du groupe. En 2006, Voiture & Co. a proposé ses services de raccompagnement lors de 150 soirées ou festivals. Le site de Sochaux prête aussi des véhicules à une plateforme de chauffeurs bénévoles qui prennent en charge le raccompagnement de fins de soirées étudiantes.

Modifier le comportement des conducteurs au volant

Le groupe PSA PEUGEOT CITROËN organise régulièrement dans ses établissements des expositions sur le thème de la sécurité routière notamment au cours de la « semaine nationale de la sécurité routière ». Les actions de communication peuvent être des campagnes de sensibilisation sous forme de quizs, concours, conférences. La période estivale avant les départs massifs en vacances est le moment prioritaire pour un événement de ce genre. La révision de certaines fonctionnalités essentielles à la conduite comme les systèmes d'éclairage, essuie-glaces, gonflage des pneumatiques est également offerte aux salariés.

Une autre action de sensibilisation consiste à conduire des exercices de désincarcération en partenariat avec les brigades de sapeurs-pompiers. Cet exercice se conduit à Vesoul, Valenciennes, Mangualde (Portugal) et Rennes. PSA PEUGEOT CITROËN fournit alors les véhicules nécessaires à ces démonstrations.

Avoir le bon comportement en conduisant

La "Conduite Sécurisée" pour améliorer son comportement au volant

Hormis les séances de sensibilisation, et dans le cadre du déploiement de leurs plans locaux de mécénat et d'actions sociétales, plusieurs sites dispensent auprès des salariés des formations spécifiques sur la sécurité routière. En 2006, quatre établissements industriels ont organisé des stages de « conduite sécurisée » qui proposent des modules théoriques et des expériences pratiques en situation : distance de sécurité, distance de freinage, trajectoire de sécurité en virage, évitement, perte d'adhérence, dynamique du véhicule. D'autres modules, notamment à Vesoul, sur le maintien de la vigilance au volant, appelés « sécurisez votre conduite » sont aussi proposés et inscrits au Plan Départemental d'Actions de Sécurité Routière (PDASR). Les salariés, leurs familles, et, selon le lieu, les communautés environnantes, peuvent bénéficier de cette action.

À Charleville, l'action « la conduite après le permis » a permis aux titulaires du permis de conduire de réactualiser leurs connaissances du code de la route. Des modules réservés à l'usage des deux roues motorisés et des stages sur « conduire juste » sont également proposés, à Paris notamment.

En 2006, plus de 1 420 personnes ont suivi ces formations offertes par PSA PEUGEOT CITROËN.

Les actions concernant la sécurité routière et plus particulièrement celle de « conduite sécurisée » ont été évaluées en 2006 par un organisme extérieur spécialisé dans l'engagement citoyen des entreprises. Cette formation a été plébiscitée par l'ensemble des personnes interrogées qui considèrent que leur comportement au volant a évolué depuis.

Pour faire suite aux symposiums qui s'étaient tenus en Chine, en Argentine et au Brésil, le groupe a coordonné et organisé plusieurs événements dans le domaine de la sécurité routière au cours de l'année 2006. En Chine par exemple, le groupe a organisé des cercles de réflexions sur la sécurité routière, a participé à des émissions télévisées, a mis en ligne sur le site Internet du groupe des conseils pratiques. Dans la province de Hubei où se situe le site industriel de Wuhan, PSA PEUGEOT CITROËN a participé financièrement à l'élaboration de formations sur la sécurité routière.

En Argentine, en partenariat avec l'Automobile Club Argentin, près de 4 000 élèves des écoles primaires de Tres de Febrero, commune où se situe notre centre de production, ont suivi un module de formation aux risques routiers. Cette formation a également été dispensée aux enfants des salariés volontaires. Par ailleurs, à travers 8 provinces argentines, des séminaires concernant la sécurité routière se sont déroulés sous l'égide du groupe.

Au Brésil, le suivi du symposium s'est concrétisé par l'élaboration d'une brochure destinée à la protection des enfants dans le véhicule. À Resende, ville proche du site de production de Porto Real, un partenariat avec le GRSP (Global Road Safety Partnership) se concrétise par plusieurs actions de sensibilisation à la sécurité routière se déroulant lors de périodes particulières comme le carnaval ou la rentrée des classes.

Promouvoir la qualité des mobilités

La croissance économique, l'évolution des transports et des modes de vie montrent que la capacité à être mobile est devenue un pré-requis comme savoir lire, écrire, et compter. C'est un élément fondamental du développement de la société moderne. L'aptitude à se déplacer conditionne aujourd'hui l'accès au travail, à la santé, à l'emploi, à la culture, en particulier dans les villes où vit une majorité de la population mondiale.

Favoriser la mobilité durable

Favoriser la mobilité durable se traduit pour PSA PEUGEOT CITROËN par l'application des principes de développement durable dans la conception de produits respectueux de l'environnement et dotés des meilleurs équipements de sécurité. C'est également favoriser l'accès de tous à la mobilité, veiller à l'équilibre

entre tous les modes de transport, promouvoir les technologies facilitant la fluidité du trafic automobile. Le partenariat avec l'association Voiture & Co , porte également sur le soutien d'expérimentations durables dans le domaine des mobilités alternatives et du covoiturage. PSA PEUGEOT CITROËN lui apporte son soutien technique et matériel pour la mise en œuvre de nouvelles pratiques liées à l'utilisation de l'automobile.

Aide logistique au covoiturage pour les salariés

Plusieurs sites de PSA PEUGEOT CITROËN mettent à disposition de leurs personnels des systèmes intranet destinés au covoiturage afin de leur faciliter l'accès sur leur lieu de travail. Cette action existe sur les sites de Sochaux, Tremery, Rennes, Poissy tertiaire. Des services, sous d'autres formes d'organisation, sont également à la disposition des salariés sur certains sites de province et/ou de région parisienne.

Un Plan de Déplacement d'Entreprise sur le site de Sochaux

Lancé il y a 2 ans, le Plan de Déplacement d'Entreprise de Sochaux (PDE) a réellement été effectif en 2006. Ce plan vise à réduire la part des déplacements solitaires, « autosolistes », des salariés, à diminuer les risques d'accidents à l'intérieur du site industriel et à montrer l'engagement du groupe sur son respect de l'environnement.

Ce PDE se concrétise par des services de covoiturage, de navettes, par la création de pistes cyclables, par l'optimisation des flux de marchandises. Il contribue ainsi à l'amélioration de l'offre de transport collectif public. L'ADEME a accompagné le groupe dans sa démarche facilitant ainsi la concertation avec les acteurs locaux.

L'IVM, laboratoire d'innovations

L'Institut pour la Ville en Mouvement (IVM)

Depuis la création de l'Institut pour la Ville en Mouvement en 2000, PSA PEUGEOT CITROËN manifeste sa volonté d'agir en tant qu'acteur de la cité en favorisant les réflexions et les expérimentations pour une meilleure mobilité en milieu urbain. Cet Institut, sous forme d'association loi 1901, associe à ses travaux des représentants du monde de l'entreprise et des chercheurs, mêle des universitaires et des acteurs de la vie sociale, culturelle et associative. L'IVM s'efforce de tester des solutions concrètes, de permettre des comparaisons internationales, de recenser les approches urbanistiques et architecturales les plus originales. Son champ d'intervention couvre aussi bien l'Asie que l'Amérique et l'Europe, afin de sensibiliser l'opinion à l'enjeu que représentent les mobilités aujourd'hui.

Trois axes de travail

Les trois axes de travail de l'IVM sont : la mobilité des personnes ou groupes sociaux confrontés à des difficultés ou à des besoins spécifiques, la qualité des lieux et des temps de déplacement à travers l'intermodalité et la multi-modalité des transports, et le développement des connaissances, des cultures de la mobilité et des civilités.

L'année 2006 a été jalonnée d'événements publics :

- « Bouge l'architecture ! »: cette exposition itinérante internationale lancée en 2003 a pour objectif de promouvoir une architecture et un design adaptés à la ville en mouvement, en prenant en compte l'importance de la mobilité, ses lieux spécifiques et ses formes diverses. En 2006, l'exposition a été visible à Grenoble, Buenos Aires et X'ian. Son itinérance dépasse maintenant 30 villes à travers 4 continents. À ce jour, elle a été traduite en 4 langues : anglais, chinois, portugais, espagnol.

- Prospectives des mobilités urbaines : en 2006, l'Université de Tous Les Savoirs (UTLS) a choisi de s'associer à l'IVM pour présenter son premier cycle de conférences. Six conférences ont été données par des personnalités suggérées par l'IVM.

- Par son programme Chine, l'IVM poursuit ses efforts pour soutenir les réflexions novatrices sur le thème de la qualité de la vie en ville en ligne avec les priorités chinoises. En 2006, deux séminaires ont été organisés, l'un en juillet sur les nouvelles rues chinoises, l'autre en décembre sur deux thèmes : la gestion métropolitaine des transports et l'intégration régionale, et l'accessibilité pour les personnes à mobilité réduite.

- Le programme d'aide à la mobilité des aveugles et des malvoyants s'est poursuivi par la mise en production effective et la distribution des atlas en relief des transports de la Région Ile-de-France. Une procédure de diffusion et de formation à leur utilisation a aussi été conçue. L'IVM a par ailleurs élaboré une procédure d'évaluation indépendante sur les tables d'orientation dans les stations du métro parisien.

- Programme « Mobilités pour l'insertion ! » : en 2006, l'IVM est intervenu dans de nombreux colloques ou séminaires traitant du sujet de l'insertion sociale et professionnelle. Le projet se consacre désormais à l'analyse de l'accès au travail dans la ville d'aujourd'hui, accès qui devient de plus en plus difficile car les agglomérations s'étalent et les horaires de travail sont de plus en plus souples et atypiques.

Résultats

Chiffre d'affaires

Le chiffre d'affaires consolidé du groupe s'est établi comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	44 566	45 071	45 239
Banque PSA Finance	1 761	1 656	1 601
Gefco	3 245	3 000	2 894
Faurecia	11 649	10 978	10 719
Autres activités	653	709	899
Éliminations	(5 280)	(5 147)	(5 247)
Total	**56 594**	**56 267**	**56 105**

Il est globalement en progression de 0,6 % par rapport à 2005. Par trimestre, son évolution est parallèle à celle des ventes de la division automobile. Après une progression de 2,4 % pour les trois premiers mois de l'année, le chiffre d'affaires a reculé respectivement de 1,6 % et 1,8 % au second et troisième trimestre, pour reprendre une évolution positive (+ 3,2 %) au dernier trimestre.

Division automobile

Le chiffre d'affaires de l'automobile, à 44 566 millions d'euros, est en diminution de 1,1 % par rapport à 2005. Le chiffre d'affaires véhicules neufs, à 32 978 millions d'euros contre 33 903 millions d'euros en 2005, recule de 2,7 % sous l'effet, principalement, de la variation (- 0,7 %) des volumes de ventes de véhicules montés hors Chine (l'activité Chine est consolidée par mise en équivalence), des effets de prix nets (+ 1,2 %), de mix produit (- 1,6 %, lié à la hausse en première année pleine des volumes de Citroën C1, Peugeot 107 et à la montée en cadence des ventes de Peugeot 207 lancée en avril 2006), de mix géographique (- 0,5 %, résultant de la baisse relative des ventes en Europe occidentale) et de change (+ 0,2 %).

Banque PSA Finance

Le montant des financements consentis à la clientèle finale en 2006 s'établit à 8 771 millions d'euros, contre 9 152 millions d'euros en 2005.

Les encours de crédit à la clientèle finale s'élèvent à 17 249 millions d'euros à fin décembre 2006, contre 16 853 millions d'euros à fin décembre 2005, en hausse de 2,3 %.

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Encours de crédit (y compris encours titrisés)			
- à la clientèle finale	17 249	16 853	15 760
- aux réseaux de distribution	5 727	5 564	5 421
Total Banque PSA Finance	**22 976**	**22 417**	**21 181**
Encours de crédit (y compris encours titrisés)			
- Europe occidentale	22 075	21 753	20 827
- Hors Europe occidentale	901	664	354
Total Banque PSA Finance	**22 976**	**22 417**	**21 181**

entre tous les modes de transport, promouvoir les technologies facilitant la fluidité du trafic automobile. Le partenariat avec l'association Voiture & Co , porte également sur le soutien d'expérimentations durables dans le domaine des mobilités alternatives et du covoiturage. PSA PEUGEOT CITROËN lui apporte son soutien technique et matériel pour la mise en œuvre de nouvelles pratiques liées à l'utilisation de l'automobile.

Aide logistique au covoiturage pour les salariés

Plusieurs sites de PSA PEUGEOT CITROËN mettent à disposition de leurs personnels des systèmes intranet destinés au covoiturage afin de leur faciliter l'accès sur leur lieu de travail. Cette action existe sur les sites de Sochaux, Tremery, Rennes, Poissy tertiaire. Des services, sous d'autres formes d'organisation, sont également à la disposition des salariés sur certains sites de province et/ou de région parisienne.

Un Plan de Déplacement d'Entreprise sur le site de Sochaux

Lancé il y a 2 ans, le Plan de Déplacement d'Entreprise de Sochaux (PDE) a réellement été effectif en 2006. Ce plan vise à réduire la part des déplacements solitaires, « autosolistes », des salariés, à diminuer les risques d'accidents à l'intérieur du site industriel et à montrer l'engagement du groupe sur son respect de l'environnement.

Ce PDE se concrétise par des services de covoiturage, de navettes, par la création de pistes cyclables, par l'optimisation des flux de marchandises. Il contribue ainsi à l'amélioration de l'offre de transport collectif public. L'ADEME a accompagné le groupe dans sa démarche facilitant ainsi la concertation avec les acteurs locaux.

L'IVM, laboratoire d'innovations

L'Institut pour la Ville en Mouvement (IVM)

Depuis la création de l'Institut pour la Ville en Mouvement en 2000, PSA PEUGEOT CITROËN manifeste sa volonté d'agir en tant qu'acteur de la cité en favorisant les réflexions et les expérimentations pour une meilleure mobilité en milieu urbain. Cet Institut, sous forme d'association loi 1901, associe à ses travaux des représentants du monde de l'entreprise et des chercheurs, mêle des universitaires et des acteurs de la vie sociale, culturelle et associative. L'IVM s'efforce de tester des solutions concrètes, de permettre des comparaisons internationales, de recenser les approches urbanistiques et architecturales les plus originales. Son champ d'intervention couvre aussi bien l'Asie que l'Amérique et l'Europe, afin de sensibiliser l'opinion à l'enjeu que représentent les mobilités aujourd'hui.

Trois axes de travail

Les trois axes de travail de l'IVM sont : la mobilité des personnes ou groupes sociaux confrontés à des difficultés ou à des besoins spécifiques, la qualité des lieux et des temps de déplacement à travers l'intermodalité et la multi-modalité des transports, et le développement des connaissances, des cultures de la mobilité et des civilités.

L'année 2006 a été jalonnée d'événements publics :

- « Bouge l'architecture ! »: cette exposition itinérante internationale lancée en 2003 a pour objectif de promouvoir une architecture et un design adaptés à la ville en mouvement, en prenant en compte l'importance de la mobilité, ses lieux spécifiques et ses formes diverses. En 2006, l'exposition a été visible à Grenoble, Buenos Aires et X'ian. Son itinérance dépasse maintenant 30 villes à travers 4 continents. À ce jour, elle a été traduite en 4 langues : anglais, chinois, portugais, espagnol.

- Prospectives des mobilités urbaines : en 2006, l'Université de Tous Les Savoirs (UTLS) a choisi de s'associer à l'IVM pour présenter son premier cycle de conférences. Six conférences ont été données par des personnalités suggérées par l'IVM.

- Par son programme Chine, l'IVM poursuit ses efforts pour soutenir les réflexions novatrices sur le thème de la qualité de la vie en ville en ligne avec les priorités chinoises. En 2006, deux séminaires ont été organisés, l'un en juillet sur les nouvelles rues chinoises, l'autre en décembre sur deux thèmes : la gestion métropolitaine des transports et l'intégration régionale, et l'accessibilité pour les personnes à mobilité réduite.

- Le programme d'aide à la mobilité des aveugles et des malvoyants s'est poursuivi par la mise en production effective et la distribution des atlas en relief des transports de la Région Ile-de-France. Une procédure de diffusion et de formation à leur utilisation a aussi été conçue. L'IVM a par ailleurs élaboré une procédure d'évaluation indépendante sur les tables d'orientation dans les stations du métro parisien.

- Programme « Mobilités pour l'insertion ! » : en 2006, l'IVM est intervenu dans de nombreux colloques ou séminaires traitant du sujet de l'insertion sociale et professionnelle. Le projet se consacre désormais à l'analyse de l'accès au travail dans la ville d'aujourd'hui, accès qui devient de plus en plus difficile car les agglomérations s'étalent et les horaires de travail sont de plus en plus souples et atypiques.

Par ailleurs, le CES (Comité d'Évaluation et de Suivi) de l'ANRU (Agence Nationale pour la Rénovation Urbaine) a demandé à l'IVM de participer à l'élaboration d'une charte des mobilités à suivre lors de la conception de projets de rénovation urbaine. En novembre, à l'occasion de la rencontre nationale des agences d'urbanisme (FNAU), l'IVM a été sollicité pour organiser un atelier sur la mobilité comme condition d'insertion sociale. Cet événement s'est déroulé en partenariat avec l'Agence de développement et d'urbanisme de Lille métropole.

- La Chaire universitaire de l'IVM qui vise à favoriser la progression et la diffusion de connaissances en matière de mobilités urbaines a organisé un séminaire sur le thème « acheter ou louer les biens de consommation ». Cet événement a rassemblé des chercheurs en sciences humaines et sociales, des spécialistes en marketing et des acteurs innovants dans les services.

- En Amérique latine, l'IVM a continué à développer des échanges scientifiques, techniques et culturels autour des mobilités liées à la croissance des villes. Ainsi à Buenos Aires, deux jours de tables rondes et l'exposition « Bouge l'architecture ! » ont rassemblé des experts sur la dimension sociale des mobilités, l'intermodalité et la gouvernance urbaine. Les nouveaux projets de l'IVM concernant la Rue et les Taxis ont également été sujets à débat. Un concours vidéo « Partage ou bataille de la rue sous le regard de Louis Lumière » a été organisé en même temps par l'Institut du Cinéma et des Arts audiovisuels de l'Université de Buenos Aires dans le cadre de la contribution à l'exposition sur la Rue.

- Les expositions « la Rue est à nous ... tous ! » et « le Taxi, solution innovante pour des mobilités durables » seront les deux événements majeurs de l'IVM en 2007.

Développer l'ancrage territorial

Dans le cadre des relations développées avec les communautés locales, PSA PEUGEOT CITROËN, engage des actions sociétales montrant son implication et sa contribution auprès des acteurs proches de ses implantations. En 2006, on peut noter comme actions : l'aide apportée aux PME/PMI situées autour de sites industriels (Rennes, Tremery, Sochaux, Mulhouse) en termes d'organisation industrielle, la participation à des projets locaux d'éducation touchant aussi bien les écoles primaires que secondaires (La Garenne-Colombes, Valenciennes, Mulhouse), le soutien de personnes en difficulté pour les aider dans leur parcours de réinsertion professionnelle (Valenciennes, Buenos Aires), le soutien de la « Fondation de la 2e chance » (Rennes), le don de pièces mécaniques (Vesoul), de matériel informatique (Vesoul, Lieu-Saint-Amand), la participation à la construction d'une école primaire dans la province chinoise du Shanxi, en partenariat avec la China Foundation for Poverty Alleviation.

Des actions sont également menées directement par les filiales des marques Peugeot et Citroën notamment dans des pays où il y a des présences commerciales, par exemple en Afrique du Sud.

L'engagement avec les plans locaux de mécénat et d'actions sociétales

Les Plans Locaux de Mécénat et d'actions sociétales permettent aux sites de structurer les actions menées au bénéfice des communautés environnantes institutionnelles ou associatives. C'est un outil de dialogue externe et interne. Les axes de travail sont :

- l'environnement : actions en faveur de la préservation et de la réhabilitation des sites naturels, actions de sensibilisation, de formation,
- la sécurité routière : sensibilisation au respect des règles, formation, information,
- la mobilité urbaine : actions en faveur d'une mobilité plus sûre, plus propre, accessible à tous, actions de solidarité,
- le développement local : actions de lutte contre l'exclusion, en faveur des personnes handicapées, urgence sociale.

En 2006, un guide méthodologique de valorisation des actions a été élaboré afin d'homogénéiser les démarches des sites développant un Plan Local de Mécénat et d'actions sociétales.

Les Trophées Solidarité

Cette action, qui s'inscrit dans le cadre d'une démarche solidaire est un concours visant à aider financièrement des salariés porteurs d'un projet, personnel ou associatif, de solidarité locale ou internationale à retombées collectives. Les projets doivent s'inscrire dans l'une des catégories suivantes : écologie, éducation, insertion, mobilité, urgence/actualité. En 2006, 132 dossiers ont été déposés dans 9 établissements (Rennes, Poissy Tertiaire, Metz, Paris, Mulhouse, Aulnay, Valenciennes, Saint-Ouen, Sochaux). 35 lauréats ont été récompensés et ont reçu une aide financière de PSA PEUGEOT CITROËN pour la poursuite de leurs projets.

Le partenariat avec l'Éducation Nationale

Le partenariat entre PSA PEUGEOT CITROËN et l'Éducation Nationale se concrétise par de nombreuses visites d'usines, des participations à des forums d'informations, des dons de matériels, l'accueil de professeurs dans nos établissements afin qu'ils se familiarisent avec les technologies récentes. Cette coopération génère une meilleure connaissance et une sensibilisation aux métiers de l'automobile de la part des jeunes et des enseignants. Le groupe a aussi mis en place avec l'Éducation Nationale un comité national de pilotage visant à établir des conventions académiques entre les rectorats et différentes implantations du groupe. Ce partenariat s'étend aussi en Chine, au Brésil, au Mexique et en Slovaquie.

Lutter contre l'exclusion avec le SAMU Social de Paris et le monde associatif

PSA PEUGEOT CITROËN soutient depuis 6 ans le SAMU Social de Paris en assurant la mise à disposition et l'entretien de la totalité du parc automobile de l'organisation. Cet engagement a été matérialisé par la signature d'une convention, ainsi que l'adhésion du groupe au GIP SAMU Social de Paris. Le groupe PSA PEUGEOT CITROËN est membre du Conseil d'Administration. Les véhicules sont mis à disposition des équipes de maraude de jour et de nuit. Ces équipes mobiles d'aide (EMA) ont pour mission de sillonner les rues de la capitale et réalisent un diagnostic infirmier et social des personnes en situation de grande exclusion rencontrées. Elles les accompagnent à leur demande vers des centres d'hébergement ou de soins.

En complément, le groupe a poursuivi, par des dons de véhicules, sa politique de soutien à des associations œuvrant par la mobilité contre l'exclusion sociale et professionnelle, ou en faveur de la qualité de vie des handicapés.

7. Résultats et financement en 2006

Résultats

Chiffre d'affaires

Le chiffre d'affaires consolidé du groupe s'est établi comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	44 566	45 071	45 239
Banque PSA Finance	1 761	1 656	1 601
Gefco	3 245	3 000	2 894
Faurecia	11 649	10 978	10 719
Autres activités	653	709	899
Éliminations	(5 280)	(5 147)	(5 247)
Total	**56 594**	**56 267**	**56 105**

Il est globalement en progression de 0,6 % par rapport à 2005. Par trimestre, son évolution est parallèle à celle des ventes de la division automobile. Après une progression de 2,4 % pour les trois premiers mois de l'année, le chiffre d'affaires a reculé respectivement de 1,6 % et 1,8 % au second et troisième trimestre, pour reprendre une évolution positive (+ 3,2 %) au dernier trimestre.

Division automobile

Le chiffre d'affaires de l'automobile, à 44 566 millions d'euros, est en diminution de 1,1 % par rapport à 2005. Le chiffre d'affaires véhicules neufs, à 32 978 millions d'euros contre 33 903 millions d'euros en 2005, recule de 2,7 % sous l'effet, principalement, de la variation (- 0,7 %) des volumes de ventes de véhicules montés hors Chine (l'activité Chine est consolidée par mise en équivalence), des effets de prix nets (+ 1,2 %), de mix produit (- 1,6 %, lié à la hausse en première année pleine des volumes de Citroën C1, Peugeot 107 et à la montée en cadence des ventes de Peugeot 207 lancée en avril 2006), de mix géographique (- 0,5 %, résultant de la baisse relative des ventes en Europe occidentale) et de change (+ 0,2 %).

Banque PSA Finance

Le montant des financements consentis à la clientèle finale en 2006 s'établit à 8 771 millions d'euros, contre 9 152 millions d'euros en 2005.

Les encours de crédit à la clientèle finale s'élèvent à 17 249 millions d'euros à fin décembre 2006, contre 16 853 millions d'euros à fin décembre 2005, en hausse de 2,3 %.

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Encours de crédit (y compris encours titrisés)			
- à la clientèle finale	17 249	16 853	15 760
- aux réseaux de distribution	5 727	5 564	5 421
Total Banque PSA Finance	**22 976**	**22 417**	**21 181**
Encours de crédit (y compris encours titrisés)			
- Europe occidentale	22 075	21 753	20 827
- Hors Europe occidentale	901	664	354
Total Banque PSA Finance	**22 976**	**22 417**	**21 181**

Le chiffre d'affaires de Banque PSA Finance s'établit en 2006 à 1 761 millions d'euros, en progression de 6,3 % sur celui de 2005.

Le chiffre d'affaires de Banque PSA Finance, qui correspond aux produits bruts d'intérêt sur ces créances, inclut également les produits financiers générés par la réserve de trésorerie permanente constituée dans le bilan de Banque PSA Finance dans le cadre de sa stratégie de financement. Il intègre enfin les revenus tirés de la vente de services liés à des financements, tels que services de maintenance ou d'assurance (133 millions d'euros en 2006, contre 125 millions d'euros en 2005). Le volume des services diffusés en 2006 s'est accru de 3,3 %, à 1 171 400 contrats produits, principalement sous l'effet des performances réalisées dans le domaine des services financiers (assurances crédit et assurances contre les pertes financières) où le nombre de contrats a progressé de 9 % d'une année sur l'autre.

Gefco

Le chiffre d'affaires de Gefco s'élève à 3 245 millions d'euros, en hausse de 8,2 % sur 2005. Les prestations de Gefco au groupe PSA PEUGEOT CITROËN, à 1 973 millions d'euros, sont en hausse de 7,1 % en raison notamment du démarrage de l'usine deTrnava en Slovaquie et du développement de la division automobile en dehors d'Europe occidentale. Hors groupe, le chiffre d'affaires progresse de 9,9 % à 1 272 millions d'euros. La croissance de Gefco a été très rapide à l'International (+ 15 %) où les pays d'Europe centrale, la Russie et le Mercosur ont connu la plus forte expansion, tant vis-à-vis des clients hors groupe que des clients du groupe PSA PEUGEOT CITROËN. En France, Gefco progresse de 4 %.

Les ventes Automotive (distribution de véhicules neufs) s'établissent à 1 184 millions d'euros, en hausse de 8,1 % sur l'année 2005 ; la croissance a été particulièrement soutenue avec les clients hors groupe (+ 27 %) notamment sur les pays où Gefco s'est implanté récemment, Russie, Turquie, République tchèque et Autriche.

Les ventes Network (Lots et Messagerie), s'élèvent à 1 639 millions d'euros, en progression de 8,8 % sur l'année 2005. La croissance a été soutenue avec les clients hors groupe (+ 7,7 %) en particulier dans les pays d'Europe centrale et orientale et en Amérique latine (Argentine et Brésil). Les activités d'approvisionnement des unités de production du groupe PSA PEUGEOT CITROËN sont en fort développement (+ 10,2 %) en Europe centrale, avec le démarrage de la nouvelle usine deTrnava en Slovaquie et l'augmentation des flux fournisseurs depuis la Pologne et la République tchèque, ainsi qu'en Argentine et au Brésil.

Les ventes Supply (Logistique et Overseas) atteignent 410 millions d'euros en hausse de 8,5 % grâce aux activités maritimes et aériennes hors groupe (+ 15 %) qui sont restées bien orientées et nourries par la croissance des échanges mondiaux.

Faurecia

Dans un environnement particulièrement difficile, marqué par un net recul de ses ventes avec les constructeurs français et la persistance du niveau élevé des matières premières, le chiffre d'affaires de Faurecia, à 11 649 millions d'euros, est en progression de 6,1 % sur 2005, tiré par les ventes hors d'Europe, sur le continent nord-américain et en Asie. L'activité avec le groupe PSA PEUGEOT CITROËN porte sur 2 450 millions d'euros (- 0,7 %), tandis que, hors groupe, le chiffre d'affaires s'établit à 9 199 millions d'euros (en hausse de 8,1 %). À taux de change constant et hors variation du prix des métaux précieux inclus dans les systèmes d'échappement, le chiffre d'affaires est en progression de 0,9 %.

Le chiffre d'affaires des Sièges d'Automobiles s'élève à 4 813 millions d'euros en hausse de 0,4 % par rapport à 2005 et en retrait de 0,2 % à taux de change constant. Après une baisse de 3,9 % au premier semestre, la hausse a été de 4,0 % au deuxième semestre, grâce à la montée en cadence en Europe de la Peugeot 207, de la Ford Galaxy, de la Citroën C4 Picasso, de l'Audi Q7, de la ToyotaYaris et par le démarrage de la nouvelle BMW Mini. L'activité croît de 12,9 % en Amérique du Nord, grâce notamment aux ventes à Chrysler, à General Motors et au démarrage au second semestre des ventes pour la BMW X5. En Asie, la croissance est de 10,3 %, tirée par les ventes au groupe Volkswagen.

Le chiffre d'affaires des autres modules de l'Intérieur Véhicule s'élève à 3 458 millions d'euros, en recul de 0,7 % par rapport à 2005 et de 1,0 % à taux de change constant. L'année a été marquée en Europe par la baisse de l'activité avec les constructeurs français (- 8,9 %) en dépit de la montée en cadence de la Peugeot 207 ; en Amérique du Nord, la croissance s'établit à 21,6 % grâce notamment au développement des ventes à Chrysler.

Le chiffre d'affaires des Systèmes d'Échappement, à 2 659 millions d'euros, poursuit sa forte progression, en hausse de 35,6 % par rapport à 2005 et de 14,4 %

hors ventes de monolithes et à taux de change constant. La croissance continue d'être fortement soutenue en Amérique du Nord (+ 21,8 %), grâce notamment au développement des ventes avec Ford, et en Asie (+ 48,3 %), avec l'augmentation des ventes de lignes d'échappement pour divers véhicules Hyundai-Kia en Corée du Sud et en Chine avec Ford, Mazda, PSA PEUGEOT CITROËN et Volkswagen.

Le chiffre d'affaires de l'activité Bloc Avant s'élève à 719 millions d'euros, en baisse de 2,9 % à taux de change constant. Le démarrage des ventes à Chrysler aux États-Unis et la montée en cadence de la Peugeot 207 et de la Renault Clio n'ont pas compensé sur l'exercice la baisse des livraisons pour d'autres véhicules de PSA PEUGEOT CITROËN ainsi qu'à Audi. L'activité enregistre cependant une progression de 2,0 % au second semestre.

Marge opérationnelle

En février 2006, le groupe a annoncé un objectif de marge opérationnelle pour le premier semestre de l'année à un niveau de l'ordre de 2,8 % du chiffre d'affaires consolidé, et une indication de marge pour le second semestre 2006 à un niveau supérieur à celui du premier semestre. Après un début d'année marqué par une nouvelle hausse des prix des matières premières, notamment des métaux non ferreux, la marge opérationnelle du premier semestre 2006 s'est élevée à 691 millions d'euros et 2,4 % du chiffre d'affaires consolidé ; sur cette base, le groupe a annoncé en juillet 2006 un objectif pour le second semestre 2006 à un niveau similaire à celui du premier semestre.

La marge opérationnelle du groupe pour 2006 s'établit à 1 119 millions d'euros, soit 2,0 % du chiffre d'affaires, à comparer à 1 940 millions d'euros et 3,4 % pour 2005.

Marge opérationnelle
(en millions d'euros – en % du chiffre d'affaires)


4,4 %
2 481
3,4 %
1 940
2,0 %
1 119
2004
2005
2006

Pour le second semestre de 2006, la marge opérationnelle s'élève à 428 millions d'euros et 1,6 % du chiffre d'affaires.


4,5 %
4,4 %
4,4 %
1 277
1 204
1 289
2,4 %
2,4 %
1,6 %
651
691
428
S1 2004
S2 2004
S1 2005
S2 2005
S1 2006
S2 2006

Division automobile

La marge opérationnelle automobile s'élève en 2006 à 267 millions d'euros et 0,6 % du chiffre d'affaires, à comparer à 916 millions d'euros et 2,0 % du chiffre d'affaires pour 2005.

Marge opérationnelle activité automobile
(en millions d'euros – en % du chiffre d'affaires)


3,3 %
1 503
2,0 %
916
0,6 %
267
2004
2005
2006

Quatre facteurs ont eu en 2006 un impact fortement négatif sur la marge opérationnelle de Peugeot et Citroën :

- Sur le périmètre de production consolidé par intégration globale (c'est-à-dire hors Chine et véhicules produits en coopération avec d'autres constructeurs — ces activités de production sont consolidées par mise en équivalence), les volumes de production de véhicules montés ont baissé de 6,4 %, de 2 653 000 à 2 484 000 véhicules. Le taux d'utilisation des capacités de production a en conséquence également reculé de 102 % à 92 %.
  La baisse des volumes de production, qui a affecté en totalité les véhicules des gammes moyenne et supérieure, a eu un impact négatif sur la marge opérationnelle évalué à 373 millions d'euros.
  Les volumes de ventes de voitures hors Chine ont légèrement reculé, avec un impact négatif sur la marge opérationnelle de 3 millions d'euros. La baisse des ventes d'éléments détachés aux partenaires industriels du groupe, principalement iraniens, a eu un impact limité sur la marge opérationnelle.
  Au total, l'impact négatif des évolutions de volume est évalué à 376 millions d'euros.

- Le mix produit a eu un impact négatif de 238 millions d'euros, lié principalement à l'effet en année pleine de Peugeot 107 et Citroën C1 (188 900 unités vendues en 2006 à comparer à 61 800 unités en 2005) situées en entrée de gamme.
  Le mix géographique a également été négatif à hauteur de 130 millions d'euros, pour partie en Europe (baisse des marchés français et espagnol), pour partie du fait du développement international, avec des marges qui restent hors Europe de l'Ouest inférieures à la moyenne européenne.
  Au total, les effets de mix ont un impact négatif de 368 millions d'euros.

- Comme attendu, le passage aux normes Euro IV, déjà entamé en 2005 et pratiquement achevé début 2006, a eu un effet sur les coûts de fabrication estimé à 188 millions d'euros, sans que ces coûts supplémentaires puissent être répercutés directement sur les prix des voitures vendues. Au total des deux années 2005 et 2006, l'impact global des normes Euro IV sur les coûts de fabrication est estimé à 285 millions d'euros.

- Enfin, la hausse des prix des matières premières a eu un impact négatif de 424 millions d'euros. À la hausse des prix de l'acier intervenue dès le début de l'année 2006, qui a impacté les coûts directement ou indirectement via les hausses de prix compensatrices accordées aux fournisseurs, s'est ajoutée au cours du premier semestre la hausse des prix des métaux non ferreux, principalement aluminium et métaux précieux.

Ces facteurs négatifs n'ont été que partiellement compensés par deux facteurs positifs :

- La hausse des prix de vente, mesurée en tenant compte des campagnes promotionnelles et des évolutions du contenu des voitures, dont l'impact positif est évalué à 67 millions d'euros. Cet impact traduit les premiers effets du rajeunissement de la gamme et la poursuite d'une politique commerciale sélective visant à protéger les marges par voiture vendue.

- La baisse des coûts de production qui représente, hors matières premières, 573 millions d'euros, soit un montant analogue à celui enregistré les précédentes années et en ligne avec l'objectif du groupe qui vise 600 millions d'euros de baisse annuelle des coûts de production.

Les autres facteurs se compensent :

- La hausse des rémunérations (101 millions d'euros) a été limitée par les décisions de ne payer aucun bonus aux cadres principaux du groupe compte tenu du niveau des résultats et de limiter les hausses des salaires 2006 des cadres au niveau de l'inflation

(2 % en France), ainsi que par la baisse de l'intéressement et de la participation de l'ensemble du personnel aux résultats opérationnels de l'entreprise, qui sont passées de 129 millions d'euros en 2005 à 75 millions d'euros en 2006, dans la division automobile (144 millions d'euros en 2005 et 96 millions d'euros en 2006 pour l'ensemble du groupe).

- 2006 a enregistré une réduction significative des coûts de garantie, conséquence de progrès importants enregistrés au cours des dernières années sur le niveau de qualité des voitures produites.

- Les autres facteurs, dont les variations des cours des monnaies, n'ont eu en 2006 qu'un effet limité.

Banque PSA Finance

La marge opérationnelle de Banque PSA Finance s'élève à 604 millions d'euros, à un niveau proche de celui atteint en 2005 (607 millions d'euros). Elle représente 2,7 % de l'encours moyen de crédit (2,9 % en 2005).

Marge opérationnelle Banque PSA Finance (en millions d'euros – en % de l'encours moyen de crédit)


2,60 %
2,90 %
2,70 %
518
607
604
2004
2005
2006

De 2005 à 2006 :

- La hausse de l'encours moyen de crédit (5,2 %) a eu un impact de 41 millions d'euros. Le résultat sur les ventes de services d'entretien, de maintenance et d'assurance est en hausse de 8 millions d'euros (de 125 millions d'euros en 2005 à 133 millions d'euros en 2006). L'impact total de l'évolution des effets de volumes de crédit et de services ressort à 49 millions d'euros.

- Les marges sur encours moyen se sont légèrement dégradées, du fait de la hausse des taux d'intérêt sur les marchés financiers et de l'impact de cette hausse sur les coûts de refinancement de la banque. Cette hausse n'a toutefois eu aucun impact sur les contrats déjà conclus du fait de la politique habituelle de Banque PSA Finance, qui consiste à figer les marges sur crédit dès l'acquisition des contrats par des techniques de financement et l'usage d'instruments dérivés appropriés. Elle a par contre touché les niveaux de marge sur les nouveaux contrats conclus en 2006, la hausse des taux ne pouvant qu'être partiellement répercutée à la clientèle finale dans un environnement de concurrence accrue sur le marché du crédit automobile. Cet impact a toutefois été limité par l'exercice des swaptions qui avaient été acquises en 2005 et au début de 2006 pour plafonner le coût de refinancement de la banque sur les nouvelles opérations. Au total, l'impact de l'évolution des marges de crédit sur le résultat opérationnel de la banque n'est négatif que de 22 millions d'euros.

- La hausse des frais opérationnels a été limitée à 17 millions d'euros, soit 5,7 % par rapport à l'année précédente, malgré des coûts significatifs engagés pour préparer le passage à la réglementation Bâle II et le renforcement des structures de contrôle qu'implique le fort développement international de la banque.

- Le coût du risque est resté à un niveau très limité, passant de 52 millions d'euros et 0,25 % de l'encours moyen de crédit en 2005 à 67 millions d'euros et 0,30 % en 2006. Dans le cadre du processus de préparation à la réglementation Bâle II, Banque PSA Finance a mené à son terme une analyse détaillée des historiques de pertes passées, entamée en 2005 ; cette analyse a conduit à une reprise de provision exceptionnelle de 26 millions d'euros (27 millions d'euros en 2005). Au total, le coût du risque s'établit à 0,18 % de l'encours moyen de crédit à comparer à 0,12 % en 2005.

Gefco

La marge opérationnelle de Gefco progresse de 4,1 %, à 151 millions d'euros en 2006 et 4,7 % du chiffre d'affaires, contre 145 millions d'euros et 4,8 % du chiffre d'affaires en 2005.

La hausse importante du prix des carburants au premier semestre, les effets de pénurie de véhicules routiers de transport de fret au deuxième semestre ont fortement pesé sur les coûts d'exploitation. La répercussion partielle de ces hausses auprès des clients et les plans d'actions d'économies internes ont permis de préserver la progression des résultats.

Faurecia

La marge opérationnelle de Faurecia s'établit à 69 millions d'euros et 0,6 % du chiffre d'affaires, à comparer à celle de 2005 qui s'élevait à 267 millions d'euros et 2,4 % du chiffre d'affaires.

La baisse de la marge opérationnelle est imputable à plusieurs facteurs :
- un recul de l'activité avec les constructeurs français,
- un effet ciseau prix / coût négatif dans un contexte de pression toujours vive sur les prix de vente et de hausse des matières premières et des énergies,
- des frais de démarrage liés à l'ouverture des nouveaux sites, particulièrement significatifs aux États-Unis.

En revanche, les négociations commerciales, parfois difficiles, avancent conformément aux objectifs et des signes d'amélioration de la performance industrielle sont constatés.

Recherche et développement

Le total des dépenses de recherche et de développement engagées au cours de l'exercice 2006 s'élève à 2 175 millions d'euros, un niveau proche des 2 151 millions d'euros engagés en 2005. Pour 2006, un montant de 882 millions d'euros, soit 40,6 % des dépenses de l'exercice a été porté à l'actif du bilan consolidé (856 millions d'euros et 39,8 % en 2005). Les amortissements de dépenses activées s'élèvent pour l'exercice 2006 à 704 millions d'euros (594 millions d'euros en 2005). Au total, l'impact de la charge de recherche et de développement sur le compte de résultat représente, pour 2006, 1 997 millions d'euros (1 889 millions d'euros en 2005).

Pour la division automobile, les dépenses de recherche et développement engagées s'élèvent à 1 854 millions d'euros (1 816 millions d'euros en 2005). Un montant de 674 millions d'euros a été activé, soit 36,4 % des dépenses de recherche et développement (640 millions d'euros et 35,2 % en 2005) et les amortissements de dépenses de recherche et développement activées s'établissent à 525 millions d'euros (443 millions d'euros en 2005). Au total, la charge de recherche et développement au compte de résultat est de 1 705 millions d'euros, contre 1 619 millions d'euros en 2005.

Les dépenses de recherche et développement de la division automobile engagées en 2006 représentent 4,2 % du chiffre d'affaires automobile (4,0 % en 2005). En y incluant les frais de développement sur les véhicules existants tels que développements de nouvelles versions, nouvelles motorisations, restylages, qui sont inclus directement dans le prix de revient des voitures, les dépenses totales de recherche et développement automobile s'élèvent en 2006 à 2 304 millions d'euros et 5,2 % du chiffre d'affaires (2 271 millions d'euros et 5,0 % du chiffre d'affaires en 2005).

Division automobile – Dépenses de R&D (en % du chiffre d'affaires)


4,0
4,9
4,0
5,0
4,2
5,2
2004
2005
2006
Dépenses engagées
Dépenses totales yc développements sur véhicules existants

Pour Faurecia, les frais bruts de recherche et de développement se sont élevés à 611 millions d'euros et 5,2 % du chiffre d'affaires (628 millions d'euros et 5,7 % du chiffre d'affaires en 2005). Nets des refacturations aux clients (297 millions d'euros) et des effets d'activation (208 millions d'euros) et d'amortissement (179 millions d'euros), ils se montent à 285 millions d'euros, soit 2,4 % du chiffre d'affaires (260 millions d'euros et 2,4 % du chiffre d'affaires en 2005).

Frais de personnel

Les frais de personnel du groupe s'établissent en 2006 à 8 884 millions d'euros, à comparer à 8 792 millions d'euros en 2005. Par division, ils se répartissent comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	6 147	6 162	5 970
Banque PSA Finance	123	120	119
Gefco	390	368	342
Faurecia	2 104	2 002	1 927
Autres activités	120	140	158
Total PSA PEUGEOT CITROËN	**8 884**	**8 792**	**8 516**

Cette évolution traduit celle des effectifs inscrits ainsi que celle des rémunérations individuelles et de la répartition géographique des effectifs. Elle traduit également des évolutions significatives concernant les bonus associés aux résultats opérationnels du groupe.

Les effectifs inscrits ont évolués comme suit :

(effectifs inscrits au 31 décembre)	**2006**	2005	2004
Automobile	139 500	139 500	139 400
Banque PSA Finance	2 400	2 400	2 400
Gefco	9 900	9 400	8 800
Faurecia	57 800	55 000	54 400
Autres activités et holding	2 100	2 200	2 600
Total PSA PEUGEOT CITROËN	**211 700**	**208 500**	**207 600**

Pour la division automobile, l'apparente stabilité des effectifs recouvre d'une part la décision, annoncée en avril 2006 et effective à fin décembre 2006, de cesser l'activité de l'usine de Ryton au Royaume-Uni. Cette décision s'est traduite par une réduction des effectifs de 2 069 personnes. D'autre part, l'usine de Trnava en Slovaquie est montée en cadence avec le lancement de la Peugeot 207 en avril 2006 ; les effectifs deTrnava sont passés de 1 450 à 3 450 personnes dans le courant de l'année. Les effectifs dans les autres pays sont stables suite à la décision prise en juillet 2006 de geler les embauches jusqu'à nouvel ordre. Enfin, l'évolution des effectifs inscrits ne prend pas en compte une réduction significative, de l'ordre de 1 700 personnes, des effectifs intérimaires en France suite à la réduction du nombre d'équipes dans plusieurs usines de manière à adapter le niveau de production à la demande du marché automobile.

Pour Faurecia, les effectifs sont en croissance de 5,2 % en 2006, contre une progression de 1,0 % en 2005. Cette évolution recouvre des situations contrastées par zone géographique ; en Europe de l'Ouest, les effectifs reculent de 4,6 %, tandis qu'ils augmentent de façon significative dans les autres grandes zones géographiques, notamment en Europe centrale (+ 32,4 %), en Amérique du Nord (+ 28,4 %) et en Asie (+ 30,7 %).

Pour Gefco, la croissance des effectifs de 5,6 % (à comparer à une progression du chiffre d'affaires de 8,2 %) résulte essentiellement du développement international et de la création de nouvelles activités notamment en Russie, en Pologne, en Slovaquie et au Mercosur.

L'évolution des rémunérations a été significativement plus faible que les années précédentes. En ce qui concerne les rémunérations des cadres dans la division automobile et Banque PSA Finance, leur évolution a été limitée à l'inflation et le paiement des bonus n'est pas intervenu compte tenu de l'évolution des résultats de la division automobile ; pour l'ensemble du personnel des deux divisions, la participation et l'intéressement aux résultats ont été réduits significativement.

Résultat net

Le résultat net, part du groupe, est un profit de 176 millions d'euros, en forte baisse sur le résultat net de 2005 (1 029 millions d'euros). Il représente 0,3 % du chiffre d'affaires, contre 1,8 % en 2005.

La baisse du résultat net est liée d'une part à l'évolution négative de la marge opérationnelle du groupe, d'autre part aux autres produits et charges qui incluent d'importantes provisions pour restructurations ainsi que des dépréciations exceptionnelles d'actifs.

Par action, le résultat net, part du groupe, s'élève à 0,77 euro, à comparer à 4,47 euros en 2005. Dilué de l'exercice potentiel des options d'achat d'actions accordées à certains collaborateurs du groupe (il n'existe pas de titres émis sur les marchés financiers de nature à créer dans le futur des actions Peugeot S.A.), le résultat net par action représente 0,77 euro (4,46 euros en 2005).

Au cours de l'exercice 2006, Peugeot S.A. a racheté 1 100 000 actions à un cours moyen de 41,07 euros, dans le but de couvrir le programme d'options d'achat d'actions mis en place en août 2006. De ce fait, le nombre moyen d'actions servant de base au calcul du résultat par action est passé de 230 746 746 actions en 2005 à 229 061 247 actions en 2006.

Autres produits et charges

Les autres produits et charges représentent pour 2006 une charge de 855 millions d'euros à comparer à une charge de 351 millions d'euros en 2005. Ils comprennent pour l'essentiel :
- les frais de rationalisation des structures,
- les dépréciations exceptionnelles de certains actifs de Faurecia, de la division automobile et de Peugeot Motocycles,
- partiellement compensés par des plus-values sur cessions d'actifs immobiliers.

Par division, les autres produits et charges concernent principalement la division automobile et Faurecia :

(en millions d'euros)	**2006**	2005
Automobile	(438)	(74)
Banque PSA Finance	(1)	1
Gefco	-	(1)
Faurecia	(399)	(328)
Autres activités et holding	(17)	51
Total PSA PEUGEOT CITROËN	**(855)**	**(351)**

Les frais de rationalisation des structures se sont élevés à 429 millions d'euros en 2006, à comparer à 160 millions d'euros en 2005.

Pour la division automobile, ils concernent principalement la décision de cesser définitivement à fin 2006 la production de l'usine de Ryton (Royaume-Uni) ; les charges de restructuration relatives à cette décision sont de 237 millions d'euros, dont principalement 158 millions d'euros correspondant aux coûts de licenciement de 2 069 salariés et 71 millions d'euros à la dépréciation des actifs de l'usine.

Pour Faurecia, ils concernent la poursuite du plan global de restructuration industrielle, principalement des divisions Sièges d'Automobiles et Intérieur Véhicule, et, plus précisément, aux fermetures d'usines ou aux réductions d'effectifs dans les usines françaises, allemandes et espagnoles de ces deux divisions. Pour 2006, ce plan correspond à une réduction globale des effectifs de 3 346 personnes en Europe de l'Ouest.

Par division, les frais de rationalisation se répartissent comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	245	21	19
Banque PSA Finance	-	-	-
Gefco	6	-	4
Faurecia	169	137	59
Autres activités et holding	9	2	10
Total PSA PEUGEOT CITROËN	**429**	**160**	**92**

Les dépréciations exceptionnelles d'actifs portent sur un montant de 469 millions d'euros, à comparer à 180 millions d'euros en 2005. Par division, elles se répartissent comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	194	-	-
Banque PSA Finance	-	-	-
Gefco	-	-	-
Faurecia	234	180	-
Autres activités et holding	41	-	-
Total PSA PEUGEOT CITROËN	**469**	**180**	**-**

Pour la division automobile, ces dépréciations concernent les actifs associés à deux programmes automobiles (frais de recherche et développement précédemment activés pour 108 millions d'euros et outillages spécifiques pour 86 millions d'euros) et résultent d'une révision à la baisse des perspectives de volumes de vente de ces deux programmes automobiles.

Pour Faurecia, elles concernent principalement, à hauteur de 198 millions d'euros, la dépréciation des actifs de la division Intérieur Véhicule, et, pour 32 millions d'euros, un programme spécifique de la division Sièges d'Automobiles. Pour la division Intérieur Véhicule, elle résulte d'une révision à la baisse des perspectives de volumes d'activité de cette division en Europe ainsi que des difficultés rencontrées pour répercuter aux clients constructeurs automobiles les hausses de prix des matières premières, notamment de matières plastiques ; pour la division Sièges d'Automobiles, elle résulte de considérations industrielles spécifiques à ce programme. Les dépréciations d'actifs portent principalement sur l'écart d'acquisition porté par la division Intérieur Véhicule suite à l'acquisition en 2001 des activités automobiles de Sommer Allibert à hauteur de 125 millions d'euros, sur des actifs immobilisés à hauteur de 73 millions d'euros.

Pour les autres activités, elles concernent en totalité la société Peugeot Motocycles qui développe, produit et vend des scooters et motocycles de marque Peugeot. Dans le contexte d'un marché européen peu dynamique pour ce type de produits et d'une concurrence fortement accrue de la part des marques asiatiques, Peugeot Motocycles a entrepris une réorganisation industrielle lourde qui amène à réviser à la baisse très fortement les perspectives de volumes et de marge des produits qui resteront fabriqués en Europe ; les actifs industriels correspondants ont été dépréciés en conséquence. Les perspectives sont par contre favorables pour les produits qui seront à partir de 2007 fabriqués par la société chinoise établie par Peugeot Motocycles en partenariat avec Jinan Qingqi, un des acteurs du marché des deux-roues en Chine.

Les résultats de cession de biens immobiliers (93 millions d'euros) concernent la division automobile avec, pour 43 millions d'euros, la cession du site de Stoke / Coventry (Royaume-Uni), où sont installés les effectifs centraux de Peugeot UK et de Peugeot Citroën Automotive UK, qui resteront implantés sur une partie du site après son réaménagement et, pour 16 millions d'euros, la cession d'un terrain en Espagne ; ils concernent également Faurecia avec, pour 20 millions d'euros, la cession d'un site industriel à Madrid (Espagne).

Résultat financier

Le solde des produits sur prêts, titres de placement et trésorerie et des charges de financement représente pour 2006 une charge de 58 millions d'euros, à comparer à une charge de 59 millions d'euros en 2005.

Les placements de trésorerie ont porté sur une moyenne journalière de 5 274 millions d'euros, à un taux d'intérêt moyen de 2,97 %, générant un produit de 157 millions d'euros. Les placements de trésorerie, qui sont principalement en zone euro, comprennent pour l'essentiel des parts d'OPCVM monétaires gérés par des établissements financiers de premier plan et des titres de créances négociables émis par des émetteurs « investment grade », l'exigence interne quant à la notation des titres étant ajustée à la durée des placements. La rémunération de tous les placements est ramenée sur base taux variable par l'utilisation des instruments dérivés appropriés et s'établit à un niveau légèrement supérieur au taux interbancaire au jour le jour.

Les financements ont porté sur une moyenne journalière de 5 998 millions d'euros, à un taux d'intérêt moyen de 3,84 %, générant une charge de 231 millions d'euros. Ils incluent les émissions obligataires échéance 2011 et 2033 émises par le groupe, les financements de Faurecia, émis à des conditions de rémunération légèrement supérieures à celle des autres financements.

Impôt sur les résultats

La charge d'impôt sur le périmètre consolidé par intégration globale s'élève à 156 millions d'euros et 75,7 % du résultat avant impôt, à comparer à 485 millions d'euros et 31,7 % en 2005.

Le taux apparent d'imposition est principalement impacté en 2006 par le caractère non déductible en droit fiscal français des dépréciations d'écart d'acquisition et par la décision de ne pas reconnaître d'actifs différés d'impôts sur déficits lorsque les perspectives à court terme de rétablissement des résultats ne le permettent pas, notamment pour Faurecia. Les actifs nets d'impôts différés sur déficits sont en réduction, passant de 129 millions d'euros à fin décembre 2005 à 52 millions d'euros à fin décembre 2006.

Résultat net des sociétés mises en équivalence

Le résultat net des sociétés mises en équivalence est pour l'exercice 2006 un produit de 13 millions d'euros, à comparer à une charge de 55 millions d'euros en 2005.

Les sociétés mises en équivalence comprennent pour l'essentiel, d'une part, Dongfeng Peugeot Citroën Automobile (DPCA), filiale du groupe en Chine détenue à parité avec le groupe Dong Feng Motors, d'autre part, les coopérations avec d'autres constructeurs automobiles lorsqu'elles font l'objet d'une structure juridique spécifique, ce qui est le cas pour les coopérations avec Fiat, Toyota et Renault.

Après prise en compte des retraitements et écritures de consolidation, la contribution de DPCA aux résultats du groupe est positive de 11 millions d'euros, à comparer à une contribution négative de 38 millions d'euros en 2005. DPCA a enregistré en 2006 une nouvelle et forte hausse de ses ventes, à 201 300 voitures contre 140 300 en 2005. Le chiffre d'affaires de DPCA s'est ainsi établi à 18 499 millions de yuans, en progression de 46,3 % sur l'exercice précédent (12 647 millions de yuans). La marge opérationnelle de DPCA s'établit pour 2006 à 843 millions de yuans, soit 4,6 % du chiffre d'affaires, à comparer à une marge opérationnelle négative de 593 millions de yuans en 2005. L'amélioration de la performance opérationnelle au second semestre de 2005 s'est ainsi poursuivie en 2006, malgré un contexte de concurrence commerciale forte sur le marché chinois. Cette amélioration résulte de la croissance des volumes, de l'évolution du mix produit avec les lancements de Peugeot 206 et Citroën C-Triomphe, et de la baisse des prix de revient, notamment des prix d'achat de pièces aux fournisseurs implantés en Chine. Après prise en compte des coûts de financement, de l'impact des variations de change sur la dette de DPCA et de la charge d'impôts, le résultat net de DPCA est un profit de 535 millions de yuans, à comparer à une perte de 397 millions de yuans en 2005.

La contribution de Toyota Peugeot Citroën Automobiles (TPCA) est pour 2006 positive de 13 millions d'euros, alors qu'elle était négative de 34 millions d'euros en 2005. Après la période de démarrage de l'usine et de montée en cadence de la production, qui avait engendré des coûts exceptionnels en 2004 et 2005, l'usine d'assemblage de Kolin (République tchèque) qui produit les Toyota Aygo, Citroën C1 et Peugeot 107, est entrée dans une phase d'exploitation normale.

La contribution de Sevel Italie, société en partenariat avec Fiat, est négative de 21 millions d'euros en raison des coûts de démarrage du programme X2/50, correspondant pour Peugeot et Citroën aux véhicules Boxer et Jumper.

Financement **du groupe**

Malgré une année difficile pour les résultats du groupe, marquée par une forte détérioration de la marge opérationnelle, les cash flow d'exploitation des activités industrielles et commerciales, à 3 435 millions d'euros, se situent, en 2006, à un niveau légèrement supérieur à celui atteint en 2005 (3 389 millions d'euros). Ils ont financé la presque totalité des flux d'investissements (3 472 millions d'euros). Cette performance a été assurée par un bon contrôle des besoins en fonds de roulement ainsi que par une redéfinition de la politique d'investissement, marquée par des économies substantielles sur les investissements industriels courants, sans obérer le développement des produits futurs du groupe et la progression des performances industrielles.

Au total, la position financière nette des activités industrielles et commerciales du groupe ne se détériore que légèrement et reste positive passant de 381 millions d'euros à fin 2005 à 116 millions d'euros à fin 2006.

Flux de trésorerie

Flux d'exploitation

Les flux d'exploitation des activités industrielles et commerciales s'élèvent pour 2006 à 3 435 millions d'euros, à comparer à 3 389 millions d'euros pour l'exercice 2005.

Activités industrielles et commerciales - Marge brute d'autofinancement, Flux totaux liés aux investissements, Investissements en immobilisations corporelles et R&D capitalisée (en millions d'euros)


4 190
5 242
3 850
2 793
885
3 678
3 389
3 873
2 862
856
3 011
3 435
3 472
2 520
882
2004
2005
2006
Marge brute d'autofinancement
Flux totaux liés à l'exploitation
Flux totaux liés aux investissements
Investissements en immobilisations
R&D capitalisée

La marge brute d'autofinancement des activités industrielles et commerciales s'établit à 3 011 millions d'euros en 2006, contre 3 678 millions d'euros en 2005. Elle représente 5,4 % du chiffre d'affaires contre 6,7 % en 2005. L'évolution de la marge brute d'autofinancement reflète pour l'essentiel la baisse de la marge opérationnelle des activités industrielles et commerciales, passée de 1 333 millions d'euros en 2005 à 515 millions d'euros en 2006.

Le besoin en fonds de roulement des activités industrielles et commerciales s'est réduit de 424 millions d'euros, effaçant ainsi l'accroissement de 289 millions d'euros enregistré en 2005.

La variation des stocks consolidés correspond à une augmentation des besoins en fonds de roulement de 16 millions d'euros, à comparer à 194 millions d'euros en 2005. Pour la division automobile, la variation de stocks consolidés correspond à une réduction des besoins en fonds de roulement de 49 millions d'euros, à comparer à une hausse de 136 millions d'euros en 2005. Les stocks de voitures neuves passent de 304 800 véhicules au 31 décembre 2005 à 287 000 véhicules au 31 décembre 2006, avec toutefois un prix moyen plus élevé compte tenu des lancements de la fin de 2006.

Stocks de voitures neuves (hors Chine)

(en unités)	Constructeur	Réseau propre	Total
31 décembre 2004	236 700	54 200	290 900
30 juin 2005	286 600	61 000	347 600
31 décembre 2005	249 800	55 000	304 800
30 juin 2006	254 000	61 000	315 000
31 décembre 2006	228 000	59 000	287 000

Le crédit fournisseur qui, à fin 2005, était en baisse de 618 millions d'euros, s'est légèrement redressé, avec une hausse de 310 millions d'euros à fin 2006 du fait de l'évolution de leur activité. Cette légère hausse résulte d'une augmentation du crédit fournisseur pour Faurecia (70 millions d'euros) et Gefco (13 millions d'euros). Pour la division automobile, l'évolution du crédit fournisseur est de 262 millions d'euros. Sur le périmètre consolidé par intégration globale (c'est-à-dire hors les sociétés de coopération avec Toyota (TPCA) et Fiat (Sevel Nord et Sevel Sud) et hors DPCA, filiale du groupe en Chine), les volumes de production sont, pour le quatrième trimestre qui détermine le niveau du crédit du fournisseur en fin d'année, en hausse de 3 400 unités sur le niveau des trois derniers mois de 2005, qui avait marqué un point historiquement bas.

La variation des provisions courantes résulte principalement des provisions constituées pour les restructurations d'activités correspondant, pour la division automobile à la fermeture du site de Ryton (Royaume-Uni) et pour Faurecia à son programme global de restructuration.

Flux d'investissements

Les flux d'investissements des activités industrielles et commerciales s'établissent en 2006 à 3 472 millions d'euros, à comparer à 3 873 millions d'euros en 2005.

Flux d'investissements

(en millions d'euros)	**2006**	2005
Automobile	2 887	3 259
Gefco	53	50
Faurecia	501	595
Autres activités	31	(31)
Total	**3 472**	**3 873**

Les investissements corporels bruts sont en réduction significative, passant de 2 862 millions d'euros à 2 520 millions d'euros en 2006. Le groupe a ainsi atteint dès 2006 le nouvel objectif pour ses investissements corporels, fixé à un maximum de 2 500 millions d'euros, contre un plafond annuel antérieurement fixé à 3 000 millions d'euros.

Investissements corporels bruts

(en millions d'euros)	**2006**	2005	2004
Automobile	2 150	2 370	2 314
Gefco	49	49	75
Faurecia	301	423	390
Autres activités	20	20	14
Total	**2 520**	**2 862**	**2 793**

Pour la division automobile, la réduction des investissements a été d'abord obtenue en différant tous les investissements de capacité, compte tenu d'un taux d'utilisation des capacités existantes tombé en dessous de 100 % en 2006 et notamment en annulant le projet de création d'une nouvelle unité d'assemblage à Trnava, annulation qui sera compensée par une utilisation plus intensive de l'unité actuelle. Elle résulte également d'un dimensionnement plus prudent des investissements spécifiques aux nouveaux produits et enfin par une approche plus sélective et plus exigeante pour les investissements industriels.

Pour Faurecia, après un pic en 2005 lié au nombre d'ouvertures d'usines avant 2005, les investissements corporels baissent de 423 millions d'euros à 301 millions d'euros. Cette baisse provient d'une politique rigoureuse de choix des investissements qui privilégie les solutions les moins consommatrices de capital.

Gefco a maintenu en 2006 une politique d'investissement fondée sur des durées de retour rapide et favorisant une forte rentabilité des capitaux employés. Ces arbitrages ont permis de maintenir le niveau d'investissement en forte réduction depuis fin 2004.

Les cessions d'immobilisations corporelles ont atteint 155 millions d'euros en 2006, à comparer à 54 millions d'euros en 2005. Pour 2006, elles concernent principalement la cession du site de Stoke/Coventry (Royaume-Uni) par Peugeot Citroën Automobiles UK pour 54 millions d'euros, celle d'un terrain à Madrid par Faurecia pour 39 millions d'euros et celle d'un terrain à Madrid par Peugeot Citroën Automobiles Espagne pour 17 millions d'euros.

Les investissements en immobilisations incorporelles s'élèvent pour 2006 à 937 millions d'euros, contre 939 millions d'euros en 2005. Ces investissements représentent pour 882 millions d'euros en 2006 (856 millions d'euros en 2005) les dépenses de développement de nouveaux produits capitalisées en application de la norme IAS 38 (cf. 3.5. Recherche et développement ci-dessus). Les autres investissements incorporels concernent principalement des logiciels informatiques.

Dépenses de développement capitalisées

(en millions d'euros)	**2006**	2005	2004
Division automobile	674	640	676
Faurecia	208	216	209
Total	**882**	**856**	**885**

Situation financière du groupe

Capitaux propres

Les capitaux propres du groupe à fin 2006 sont à un niveau légèrement inférieur à celui atteint à fin 2005, compte tenu du résultat de l'exercice, des dividendes versés au cours de l'exercice et des rachats d'actions. Ils s'élèvent à fin 2006 à 14 062 millions d'euros, à comparer à 14 406 millions d'euros à fin 2005.

Par action, ils s'élèvent à 61,65 euros, à comparer à 62,91 euros à fin 2005. Les capitaux propres par action représentent à fin 2006 123 % du cours de l'action Peugeot S.A. à cette même date (50,20 euros).

Position financière nette


381
488
116
31 déc. 2005
30 juin 2006
31 déc. 2006

La position financière nette des activités industrielles et commerciales, dont le calcul est détaillé en note 36 aux états financiers consolidés, intègre la trésorerie, les actifs financiers courants et les autres actifs financiers non courants qui sont composés pour l'essentiel de titres de placement liquides ainsi que les passifs financiers courants et non courants.

Au 31 décembre 2006, la position financière nette est positive de 116 millions d'euros, à comparer à une position financière nette positive de 381 millions d'euros à fin 2005. Cette évolution résulte pour l'essentiel :

- d'un écart négatif de 37 millions d'euros entre les flux d'exploitation et les flux d'investissements,
- des dividendes versés par Banque PSA Finance à Peugeot S.A., soit 161 millions d'euros,
- des dividendes (309 millions d'euros) versés par Peugeot S.A. à ses actionnaires ainsi que des rachats d'actions (39 millions d'euros, nets des exercices d'options) effectués en adossement du programme d'attribution d'options d'achat d'actions Peugeot S.A. décidé en 2006.

Rentabilité des **capitaux employés**

Définition et méthodes

Le taux de rentabilité des capitaux employés est la mesure d'efficacité économique retenue par le groupe.

Les capitaux employés correspondent aux moyens que l'entreprise met en œuvre pour son activité opérationnelle. Ils correspondent :
- à l'ensemble des actifs non financiers, nets des passifs non financiers, des activités industrielles et commerciales,
- à l'actif net de Banque PSA Finance.

Le résultat économique considéré est constitué du résultat net consolidé avant prise en compte :
- des charges de financement,
- des produits sur prêts et placements de trésorerie,
- des plus ou moins-values nettes de titres de placement,
- de l'impôt correspondant à ces postes, estimé sur la base du taux effectif d'imposition du groupe.

Capitaux employés

Les capitaux employés à fin 2006 s'élèvent à 14 087 millions d'euros, en léger retrait par rapport à fin 2005 (14 123 millions d'euros), la réduction des besoins en fonds de roulement ayant équilibré la légère hausse des immobilisations.

Capitaux employés

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Automobile	8 054	7 854	6 489
Banque PSA Finance	2 652	2 419	2 098
Gefco	370	442	476
Faurecia	3 291	3 609	3 658
Autres activités et éliminations	(280)	(201)	(318)
Total PSA PEUGEOT CITROËN	**14 087**	**14 123**	**12 403**

Rentabilité des capitaux employés

La rentabilité après impôt des capitaux employés s'est fortement dégradée au cours de l'exercice, pour s'établir à 0,7 % après 7,1 % en 2005. Cette évolution s'explique par la dégradation du résultat économique de l'exercice, alors que les capitaux employés restent stables par rapport à fin décembre 2005.

Gestion des risques **opérationnels et financiers**

Risques opérationnels

Le groupe s'est doté d'une organisation pour prévenir et gérer les risques opérationnels, qui a pour objectif de mettre en place les moyens de minimiser les conséquences d'événements pouvant compromettre son exploitation et de prévenir les risques de dysfonctionnement dans la conduite de ses projets ou dans la mise en œuvre de son organisation.

Le groupe assure la cohérence et la transversalité des actions menées au travers d'une direction centrale, la direction de la prévention et de la gestion des risques, qui élabore les méthodes de recensement et d'évaluation des risques et participe à la définition et au contrôle des plans de maîtrise des risques ; cette direction centrale s'appuie sur un réseau de correspondants ou d'experts dans les directions ou établissements du groupe qui sont chargés de déployer la politique de prévention et de suivre l'avancement des plans d'actions préventifs et correctifs. Dans ce cadre, les risques sont appréciés d'une manière détaillée au moyen d'une méthode unique et des programmes sont mis en œuvre annuellement pour les maîtriser. Les vulnérabilités potentielles sont ainsi identifiées en amont et les moyens de protection ou de prévention sont dimensionnés aux enjeux.

Les principaux risques opérationnels du groupe sont ceux qui peuvent interrompre ou compromettre la continuité de son exploitation dans ses activités de conception, de production ou de distribution de ses produits, ou qui peuvent mettre en péril son personnel ou ses actifs matériels ou immatériels. Il s'agit en particulier des risques de détérioration des installations de recherche, des sites informatiques, des unités de production ou de distribution, par des événements climatiques ou humains, ou des risques d'atteinte à l'intégrité ou à la confidentialité des systèmes d'information et des données qu'ils contiennent, ainsi qu'à l'image de l'entreprise.

Risques liés aux installations industrielles

Des programmes de prévention systématiques traitent en particulier des risques incendie, des carences des fournisseurs sur les approvisionnements et de la protection des parcs de véhicules. Le groupe investit dans des programmes de protection et de sauvegarde des données, de sécurisation des centres informatiques et de formation de son personnel à une meilleure maîtrise de l'information. Le groupe attache une importance particulière à la maîtrise de l'impact environnemental des sites industriels. La prévention des nuisances et des risques environnementaux est intégrée dans l'exploitation courante des moyens de production et des équipements généraux. Un pilotage central des fonctions dédiées à l'environnement industriel est assuré par la direction de la prévention et de la gestion des risques qui assure également un reporting environnemental centralisé.

Les organisations dédiées à la gestion environnementale, en particulier dans les établissements industriels du secteur automobile, satisfont aux exigences de la norme ISO 14001 relative au management environnemental. À l'échelle mondiale à fin 2006, 24 sites de production principaux du groupe ont été certifiés ISO 14001 dans le domaine automobile.

Un plan d'investissement annuel dédié à la réduction des nuisances et des risques environnementaux accompagne le déploiement du programme de certification. Par ailleurs, les projets industriels font l'objet d'un examen entre les concepteurs, le site industriel concerné, les experts des directions techniques et les spécialistes centraux de l'environnement afin d'identifier les enjeux et de déterminer les réponses à y apporter.

Risques fournisseurs

Les processus industriels sont dépendants des fournisseurs qui représentent plus de 70 % du prix de revient de fabrication des véhicules. Les risques liés à la qualité des fournisseurs, à leur solvabilité, leur pérennité et à la fiabilité des pièces qu'ils livrent font l'objet d'une surveillance étroite.

Pour ce faire, les fournisseurs sont sélectionnés selon sept principaux critères : la compétitivité, la qualité, l'aptitude à développer et à industrialiser de nouveaux produits, l'efficacité de la logistique, les capacités de recherche et développement, la présence à l'international et la pérennité.

Cette pérennité est appréciée sur les plans financier et stratégique, selon les axes suivants :
- situation financière,
- examen de la stratégie et des perspectives de croissance,
- évolution de la dépendance.

Les stratégies d'achat sont décidées par le comité de direction des achats lors du comité politique achats mensuel sur la base des critères ci-dessus.

Politique d'assurance

Afin de ne pas impacter sensiblement ses résultats, le groupe a pour politique de transférer auprès du marché mondial de l'assurance ses risques opérationnels tout en participant à la couverture de ceux-ci par le biais de sa captive de réassurance.

Avec l'appui de courtiers en assurance spécialisés dans la couverture des grands risques, sa direction centrale des assurances souscrit, auprès d'acteurs à la solvabilité financière reconnue, des programmes d'assurances à vocation mondiale. Il en est notamment ainsi pour le « dommage », la « responsabilité civile » et le « transport et le stockage sur parcs » :

- en « dommage », c'est-à-dire afin de couvrir les dommages à ses biens et les pertes d'exploitation consécutives, le groupe achète cinq lignes d'assurances pour une capacité globale de 1 500 millions d'euros (hors Faurecia). Ce programme comporte des franchises allant jusqu'à 10 millions d'euros par sinistre ;
- en « responsabilité civile », dans le but de transférer sur les assureurs les conséquences pécuniaires pour le groupe de dommages causés aux tiers, un programme d'assurance en quatre lignes est désormais en vigueur pour une capacité globale de 250 millions d'euros. La franchise maximale applicable est ici de 0,5 million d'euros par sinistre ;
- en « transport et stockage sur parcs », le groupe dispose d'un schéma d'assurance en trois lignes couvrant jusqu'à 100 millions d'euros en cas de dommages subis par les véhicules stockés en plein air et jusqu'à 50 millions d'euros suite à des dommages causés à des pièces ou véhicules en cours de transport. Ce programme intervient après application des franchises, soit 0,3 million d'euros au maximum.

Certaines premières lignes de ces programmes d'assurance sont réassurées au sein d'une société captive du groupe. Celle-ci y est engagée pour des montants capés à l'année et qui sont en ligne avec ses capacités financières.

La politique d'assurance du groupe se résume donc à un transfert vers les assureurs des seuls risques d'intensité élevée et à une rétention par le biais des franchises et de la captive des risques d'intensité faible et modérée.

Notamment associée à une politique volontariste de prévention des risques, la politique d'assurance ainsi menée a permis en 2006, pour la troisième année consécutive, de revoir à la baisse les coûts d'assurance du groupe.

Risques juridiques

Le groupe PSA PEUGEOT CITROËN est exposé à des risques juridiques liés à sa situation d'employeur, de concepteur et de distributeur de véhicules, d'acheteur de composants et de fournisseur de services.

Ces différents risques sont maîtrisés par la mise en œuvre de politiques de prévention dans les domaines de l'hygiène et de la sécurité du travail, de l'environnement industriel, de la propriété industrielle et intellectuelle, ainsi que la priorité donnée à la maîtrise de la sécurité des véhicules et à la qualité de ses produits ou services. Dans son activité automobile, le groupe peut, en particulier, se trouver confronté, dans certains cas, à des litiges pouvant naître à l'occasion de ses relations avec son réseau de distribution et avec sa clientèle. La distribution des véhicules et des services après-vente dans les pays de l'Union européenne a été modifiée par le Règlement d'exemption européen n° 1400/02 du 31 juillet 2002 sur la distribution automobile, dont la mise en œuvre définitive est intervenue au 1er octobre 2003. Afin de se mettre en conformité avec ce règlement, chaque marque du groupe a procédé à une réorganisation de son dispositif de distribution, jusqu'alors basé sur une distribution sélective et quantitative dans le cadre d'un contrat de concession réunissant les fonctions de vente et d'après-vente. Ce dispositif est désormais organisé autour de trois contrats juridiquement distincts :

- un contrat de vente de véhicules neufs, sur la base de critères qualitatifs et quantitatifs, le nombre de concessionnaires étant fixé pour chaque pays ;
- un contrat de réparateurs agréés et un contrat de distributeurs de pièces de rechange, devant répondre chacun à des critères de sélection qualitatifs.

Les trois types de contrats correspondants ont été mis en place avec les réseaux au 1er octobre 2003. Ni leur entrée en vigueur, ni leur exécution n'ont donné lieu à ce jour à des litiges significatifs.

À fin 2006, les sociétés du groupe ne sont pas exposées à des litiges ayant eu ou pouvant avoir un impact significatif sur ses comptes, hors la décision ci-après de la Commission européenne.

Une provision de 50 millions d'euros a été constituée en 2005 au titre de l'amende prononcée par la Commission européenne à la suite de vérifications menées en 1999 et 2003 par ses services chez Automobiles Peugeot,

Peugeot Deutschland GmbH et Peugeot Nederland NV. Dans une décision du 5 octobre 2005, la Commission a considéré qu'aux Pays-Bas, Automobiles Peugeot et sa filiale néerlandaise avaient mis en place des pratiques ayant pour objet ou pour effet de restreindre les ventes de véhicules à l'exportation et a prononcé contre elles, solidairement, une amende de 49,5 millions d'euros. La Commission a abandonné ses griefs à l'encontre des pratiques qu'elle avait dans un premier temps relevées en Allemagne.

Automobiles Peugeot et Peugeot Nederland NV ont formé un recours contre cette décision par devant le Tribunal de première instance des Communautés européennes, estimant que les éléments de droit et de fait n'étaient pas réunis pour constater une violation de l'article 81 alinéa 1 du traité instituant la Communauté européenne.

Risques financiers des activités industrielles et commerciales

Le groupe PSA PEUGEOT CITROËN est exposé dans ses activités industrielles et commerciales, et essentiellement dans son activité automobile, aux risques financiers pouvant résulter de la variation des cours de change de certaines monnaies. Ces risques ont été limités depuis le début 1999 par la mise en œuvre de l'euro, de sorte que les risques concernent désormais principalement la livre sterling et, dans une moindre mesure, les monnaies des pays d'Europe centrale, les monnaies des pays d'Amérique latine, la livre turque et le yen.

Risque de change

La gestion du risque de change de l'activité automobile est basée sur un principe de facturation des entités de production du groupe aux entités de commercialisation dans la monnaie locale de ces dernières, sauf dans les cas exceptionnels où la réglementation locale ne le permet pas, auquel cas la facturation a lieu en euros ou en US dollars. Ces facturations inter-sociétés font l'objet, de manière systématique, d'une couverture de change à terme via la filiale spécialisée du groupe basée à Genève, PSA International, ou sous son contrôle.

Le groupe n'effectue pas d'opération de couverture de change ferme sur ses ventes futures ; la marge opérationnelle est donc sujette dans le futur à des variations en fonction de l'évolution des taux de change. Cependant, afin de limiter les écarts négatifs qui peuvent résulter de variations de certaines monnaies, la division automobile a acquis des options de vente de livres sterling qui assurent un taux minimum de change pour ses ventes de véhicules au Royaume-Uni. À fin 2006, les options de vente de livres sterling portent sur un montant de 1 466 millions de livres sterling, couvrant 70 % des ventes prévues pour l'année 2007 au Royaume-Uni et leur prix d'exercice moyen est de 0,70 livre sterling pour un euro. Les achats d'options de vente de livres sterling pourront se poursuivre au début de 2007 en fonction des opportunités de marché pour correspondre à l'ensemble des ventes prévues pour l'année 2007. La division automobile a également acheté des options d'achat de yens qui assurent un taux maximum de change à ses achats de voitures en 2007 et 2008 dans le cadre de sa coopération avec Mitsubishi. Ces options d'achat portent sur un total de 49,4 milliards de yens et leur prix d'exercice moyen est de 135 yens pour un euro.

Sur la base des chiffres de 2006, le groupe estime qu'une variation de 1 % de l'euro contre toutes monnaies a un impact de l'ordre de 73 millions d'euros sur la marge opérationnelle consolidée. En particulier, une variation de 1 % de la livre sterling contre euro a un impact de l'ordre de 26 millions d'euros sur la marge opérationnelle consolidée. L'estimation de ces impacts ne prend pas en compte l'effet potentiel de l'exercice des options de change acquises par le groupe.

Risque de taux d'intérêt

Le groupe n'est pas exposé de manière significative dans ses activités industrielles et commerciales aux variations de taux d'intérêt.

Risque de contrepartie

Le groupe accorde une attention particulière à la sécurité des paiements des biens et services qu'il délivre à ses clients. Les relations avec les concessionnaires des marques Peugeot et Citroën sont gérées dans le cadre de l'organisation de financement des ventes décrite ci-dessous. Les paiements des autres clients du groupe font l'objet de mécanismes appropriés de sécurisation. Par ailleurs, les règlements intragroupe font l'objet de manière systématique de couverture du risque politique à chaque fois que nécessaire.

Les coûts de production de la division automobile et de Faurecia sont exposés aux variations de prix de certaines matières premières, soit par leurs achats directs, soit indirectement par l'impact de ces variations sur les coûts de leurs fournisseurs. Ces matières premières sont soit des produits industriels dont les coûts ou leurs

variations sont négociés de gré à gré entre acheteurs et vendeurs, tels que l'acier ou les matières plastiques, soit des produits cotés directement sur des marchés organisés, tels que l'aluminium, le cuivre ou les métaux précieux entrant dans la fabrication des catalyseurs incorporés dans les systèmes d'échappement, auquel cas les prix de transaction sont fixés par référence directe aux cours cotés sur ces marchés. Les matières premières dont l'impact sur les coûts de production est le plus important sont, par ordre décroissant : l'acier, aluminium et autres non ferreux, matières plastiques et les métaux précieux. Le groupe n'utilise pas d'instruments financiers pour gérer son exposition à terme aux variations de prix de ces matières premières.

Risques financiers de l'activité de financement

Banque PSA Finance a pour principales activités d'une part de financer les stocks de véhicules neufs et de pièces de rechange des réseaux de distribution et d'autre part d'offrir à la clientèle finale une gamme complète de financements sous forme de crédit ou de location avec ou sans option d'achat, et de services associés.

Banque PSA Finance est ainsi exposée à des risques relatifs à la solvabilité de ses débiteurs. Les risques sur les réseaux de distribution, qui sont répartis sur un grand nombre de contreparties, sont gérés en interne par des comités de crédit dans chaque pays et un comité central de crédit, qui agissent dans le cadre de limites définies et contrôlées. Les risques sur la clientèle finale, qui sont répartis sur un nombre plus grand encore de contreparties, sont gérés par des procédures de score, les risques sur les clients d'importance unitaire significative étant gérés suivant des procédures analogues à celles décrites ci-dessus pour la gestion des risques sur les réseaux de distribution.

Les risques font systématiquement l'objet de provisions, qui sont constituées pour l'activité clientèle finale dès l'apparition d'un impayé, en fonction des données historiques de risques de pertes et de recouvrement. Pour l'activité de financement des réseaux de distribution, les risques individuels significatifs font l'objet, lorsqu'ils sont avérés, de provisions spécifiques.

La politique de Banque PSA Finance vise à neutraliser l'effet des variations de taux d'intérêt et de fluctuation des cours de change sur la marge opérationnelle de son activité par l'utilisation d'instruments financiers appropriés permettant d'assurer la convergence effective des structures de taux d'intérêt et de devises des actifs et des passifs.

En ce qui concerne l'actif, les nouveaux crédits à la clientèle finale font l'objet, dès leur accord, d'un swap de taux d'intérêt opéré sur le marché financier de manière à ramener leur rémunération sur une base de taux variable à trois mois ; dans la pratique, ces swaps sont effectués à la fin de chaque période décadaire sur les crédits accordés au cours de la période de dix jours précédente, les crédits étant regroupés par échéance homogène. Les crédits aux réseaux de distribution sont accordés par référence à des taux de court terme et la réserve de liquidité est elle-même investie en référence à ces mêmes taux. Ainsi, l'actif de la banque constitue un ensemble rémunéré sur la base de taux à court terme.

En ce qui concerne le passif, tout nouvel emprunt est, via les instruments financiers appropriés, ramené dans la monnaie des actifs qu'il finance et, lorsqu'il est à taux fixe pour une échéance supérieure à six mois, ramené à une structure de taux à trois mois.

Pour les activités de Banque PSA Finance dans les pays émergents, où les marchés de swaps sont peu liquides, les actifs sont conservés à taux fixe et les financements sont également à taux fixe, sur des durées correspondant aux échéances de l'actif.

L'ensemble de cette gestion permet ainsi de neutraliser le risque de change et de taux d'intérêt du bilan de la banque.

Par ailleurs, afin d'assurer un coût maximum de refinancement pour les nouveaux encours de crédit à la clientèle finale qui seront accordés en euros en 2007, Banque PSA Finance a acheté des swaptions (options de swap de taux d'intérêt) couvrant l'ensemble de l'année 2007, pour un montant notionnel de 5 163 millions d'euros. Les maturités des swaps sous-jacents (de un à cinq ans) correspondent aux maturités des encours prévisionnels à produire sur ces mêmes périodes.

Les opérations effectuées sur les marchés financiers pour la gestion des risques de change et de taux d'intérêt du groupe, la gestion de ses flux de paiement et la gestion de sa trésorerie l'exposent à des risques de contrepartie. Le groupe minimise ces risques par des procédures de contrôle interne limitant le choix des contreparties à des banques et établissements financiers de premier plan et le montant maximum autorisé pour chaque contrepartie assure ainsi une large diversification des risques.

Risques de liquidité

Activités industrielles et commerciales

Pour les activités industrielles et commerciales, la stratégie de financement du groupe est basée sur l'obtention régulière de flux de trésorerie d'exploitation capables de couvrir les investissements de ces activités.

Elle vise à disposer, au-delà d'une position financière nette positive, de réserves de trésorerie pour faire face à toutes éventualités. En conséquence, le groupe se porte emprunteur de fonds à long terme lorsqu'il dispose de conditions favorables sur le plan financier pour le faire, soit auprès d'établissements financiers nationaux ou supranationaux dédiant leurs financements à des investissements dont les caractéristiques correspondent à ceux du groupe, soit auprès des marchés financiers.

Compte tenu de la mise en œuvre de cette stratégie, la trésorerie des activités industrielles et commerciales, nette des banques créditrices, s'élève à fin 2006 à 3 488 millions d'euros.

Peugeot S.A. dispose par ailleurs, afin de compléter ces réserves de trésorerie, de lignes de crédit confirmées non tirées disponibles pour elle-même et GIE PSA Trésorerie et régulièrement renouvelées, qui s'élèvent à fin 2006 à 2 400 millions d'euros, à échéance mars 2011. Faurecia dispose de son côté de lignes de crédit confirmées, à hauteur de 1 600 millions d'euros, à échéance novembre 2009, et qui sont tirées à hauteur de 700 millions d'euros à fin 2006.

Banque PSA Finance

Comme pour les activités industrielles, la stratégie de financement de Banque PSA Finance vise à mettre en place les moyens permettant d'assurer la pérennité de l'activité opérationnelle de la banque face à toute éventualité, en particulier sur les marchés financiers. Ces moyens sont en premier lieu des réserves de liquidités, qui excèdent en permanence 2 250 millions d'euros et se sont établies à fin 2006 à 2 631 millions d'euros ; ces réserves couvrent le risque de liquidité court terme de la banque. Ils consistent ensuite en une adéquation entre les échéances des ressources de financement tirées et celles des actifs de crédit de la clientèle finale ; cette adéquation permet d'assurer qu'à tout instant et pour chaque échéance future, la banque dispose de ressources supérieures aux actifs à financer et couvre ainsi le risque de liquidité à terme. Enfin, Banque PSA Finance dispose de lignes de crédit syndiquées confirmées non tirées pour un montant total au 31 décembre 2006 de 6 000 millions d'euros, dont 3 300 millions d'euros à échéance juillet 2010 et 2 700 millions d'euros à échéance juin 2008, et bilatérales, dont 1 980 millions d'euros n'étaient pas tirés au 31 décembre 2006.

La stratégie de financement de la banque repose également sur la diversification la plus large de ses sources de financement (marchés interbancaires, papier commercial, certificats de dépôt, marché obligataire, medium term notes) et des types d'investisseurs avec lesquels ces opérations sont effectuées. Dans ce cadre et à cette fin de diversification, la banque a développé depuis le début 2001 sa présence sur le marché de la titrisation en Europe, qui présente désormais une liquidité très large et des conditions de financement comparables à celles des autres sources de financement.

Le financement de la banque repose enfin sur des fonds propres qui sont maintenus à un niveau élevé, à 2 657 millions d'euros, contre 2 430 millions d'euros à fin 2005. Le ratio de solvabilité européen de la banque s'établit à 9,62 % à fin 2006, contre 9,30 % au 31 décembre 2005.

Covenants financiers

Afin d'assurer la sécurité de l'ensemble des financements, tirés ou non tirés, de Banque PSA Finance, de PSA PEUGEOT CITROËN et de Faurecia, la politique du groupe est de limiter strictement dans les contrats de financement les clauses qui permettent aux prêteurs d'exiger une modification de l'échéancier contractuel des remboursements ou une modification des conditions financières du contrat. Sont exclues notamment les clauses liées aux changements de notation (« rating triggers ») ou les clauses liées à des changements de conditions économiques (« material adverse change »), sauf, dans ce dernier cas, pour les contrats avec certains prêteurs supranationaux qui exigent ce type de protection du fait de leur statut.

Aucun des financements consentis à Peugeot S.A. ou au GIE PSA Trésorerie ne comporte de covenants financiers.

La ligne de crédit confirmée de Faurecia comporte une clause de remboursement anticipé qui requiert d'une part le respect d'un ratio maximum de 3,5 entre l'endettement net ajusté et l'EBITDA, et d'autre part le respect d'un ratio minimum de 4,5 entre l'EBITDA et les intérêts nets. À fin 2006, ces deux ratios s'établissent respectivement

à 2,97 et 6,78. Le non-respect par Faurecia des valeurs maximales/minimales de ces ratios financiers à une date de référence donnée, ouvre la possibilité à chaque prêteur de demander individuellement, et pour sa propre quote-part seulement, l'accélération du remboursement des tirages en cours et la résiliation de sa participation au contrat qui poursuit ses effets avec les autres prêteurs et ne constituerait pas un cas d'exigibilité anticipée pour les crédits contractés par Peugeot S.A.

Les lignes de crédit confirmées de Banque PSA Finance ne comportent aucun covenant financier autre que le respect de la réglementation bancaire.

De manière à assurer l'indépendance du financement de Banque PSA Finance et de Faurecia, les contrats de financement des sociétés de chacune de ces divisions ne comportent aucune clause de défaut croisé avec les autres entités du groupe PSA PEUGEOT CITROËN.

Notation

Peugeot S.A. et Banque PSA Finance font l'objet, pour les programmes de dettes à court et long termes qu'elles émettent sur les marchés financiers ou qui sont émis par leurs filiales avec leurs garanties, de notations sollicitées de la part de Standard & Poor's et de Moody's Investor Service.

Le 9 janvier 2007, Moody's Investor Service a abaissé à Baa1 la notation à long terme de Peugeot S.A., avec perspective négative, et affirmé la notation P-1 sur sa dette à court terme. Le 9 avril 2007, Moody's Investors Service a placé sous surveillance avec implication négative les notations A2/P-1/C+ de Banque PSA Finance, qui étaient assorties d'une perspective négative sur les notations de la dette à long (A2) et court (P-1) termes et d'une perspective stable sur la note de solidité financière intrinsèque (C+).

Le 8 février 2007, Standard & Poor's a affirmé les notes BBB+ pour les dettes à long terme et A-2 pour les dettes à court terme de Peugeot S.A. et a modifié de stable à négative la perspective. À la même date, Standard & Poor's a affirmé les notations de Banque PSA Finance de A- pour les dettes à long terme et de A-2 pour les dettes à court terme et a modifié de stable à négative la perspective.

Engagements de retraite et d'indemnités de fin de carrière

Les salariés du groupe PSA PEUGEOT CITROËN bénéficient dans certains pays de prestations de retraite complémentaire, qui sont versées annuellement aux retraités, ou d'indemnités de fin de carrière, qui sont versées en une fois au moment du départ en retraite.

Les systèmes de retraite complémentaire sont soit de type prestations définies, auquel cas le salarié bénéficie de la part du groupe d'un complément de retraite fixé en fonction de paramètres tels que la durée de sa carrière, le montant de ses rémunérations, le montant des retraites versées par les organismes de Sécurité Sociale, soit de type cotisations définies, auquel cas le groupe n'a pas d'autre obligation que le paiement de ses cotisations. Les principaux pays où le groupe est engagé sur des systèmes à prestations définies sont la France et le Royaume-Uni et, dans une moindre mesure, l'Allemagne.

En France, suite à la restructuration en 2002 et 2003 des régimes à prestations définies qui existaient auparavant, ne demeurent que des régimes à prestations définies fermés et dont les ayants droit sont essentiellement des retraités ; l'acquisition de nouveaux droits dans ces régimes est donc très limitée.

Par ailleurs, les conventions collectives accordent en France aux salariés le bénéfice d'indemnités de fin de carrière en fonction de la durée de celle-ci au sein de l'entreprise, avec un maximum de six mois de salaire.

Le montant des engagements du groupe en France est ainsi à fin 2006 de 1 000 millions d'euros au titre des engagements de retraite et 838 millions d'euros au titre des indemnités de fin de carrière, soit un total de 1 838 millions d'euros.

Au Royaume-Uni, les salariés du groupe bénéficient d'un régime de retraite à prestations définies. Toutefois, ce régime a été fermé aux nouveaux entrants à partir de mai 2002 et remplacé par un régime à cotisations définies. Les engagements du groupe s'élèvent fin 2006 à 1 891 millions d'euros.

En Allemagne, les salariés du groupe bénéficient de régimes à prestations définies. Les engagements du groupe à fin 2006 s'élèvent à 280 millions d'euros.

À fin 2006, les engagements totaux du groupe s'élèvent à 4 232 millions d'euros, à comparer à 4 135 millions d'euros à fin 2005. Les engagements se sont accrus de 284 millions d'euros du fait des nouveaux droits acquis par les salariés et de l'effet d'actualisation des droits précédemment acquis. Ils se sont réduits de 220 millions d'euros au titre des prestations servies au cours de l'exercice. Ils se sont accrus de 20 millions d'euros au titre des écarts actuariels, essentiellement du fait du changement de l'hypothèse de taux d'inflation au Royaume-Uni (2,80 % au lieu de 2,50 %) pour 60 millions d'euros et du changement de table de mortalité en France pour 141 millions d'euros, partiellement compensé par l'augmentation des taux d'actualisation en zone euro (4,50 % au lieu de 4,00 %) et au Royaume-Uni (5,10 % au lieu de 5,00 %) pour 138 millions d'euros. Enfin, les variations de change entraînent une augmentation de 28 millions de la valorisation en euros des engagements.

Afin de couvrir ces engagements, le groupe a versé à des institutions financières externes, sous des formes juridiques dépendant du pays d'application, des fonds destinés au paiement futur des charges correspondantes. Des provisions sont constituées dans le bilan du groupe afin de compléter les fonds externalisés.

Les fonds servant à la couverture des engagements sont passés de 3 037 millions d'euros à fin 2005 à 3 212 millions d'euros à fin 2006, du fait de l'impact du rendement des fonds (au total 244 millions d'euros), des montants versés par le groupe (108 millions d'euros), des retraits effectués pour régler les prestations (203 millions d'euros) et d'un impact positif des variations de change sur la valeur en euros des fonds (21 millions d'euros).

À fin 2006, les provisions inscrites au bilan s'élèvent à 1 063 millions d'euros contre 1 106 millions d'euros à fin 2005.

Pour les régimes à prestations définies en France, aucune obligation d'abonder les fonds ne pèse sur le groupe, hormis celle d'assurer les prestations aux bénéficiaires au fur et à mesure de leurs échéances. Hors France, les principaux versements sont effectués au Royaume-Uni où la réglementation, sur la base des engagements actuariels, de la valeur des fonds et des obligations de couverture minimum, conduira le groupe à effectuer un versement de 58 millions d'euros en 2007.

8. Données **statistiques**

Groupe PSA PEUGEOT CITROËN - Ventes mondiales consolidées

(voitures particulières et véhicules utilitaires légers)	**2006**	2005	2004
Ventes Europe occidentale			
France :			
Peugeot	424 000	435 000	440 000
Citroën	322 000	342 100	332 500
PSA PEUGEOT CITROËN	**746 000**	**777 100**	**772 500**
Autres pays d'Europe occidentale :			
Peugeot	800 900	822 500	888 700
Citroën	749 300	760 900	763 500
PSA PEUGEOT CITROËN	**1 550 200**	**1 583 400**	**1 652 200**
Total ventes Europe occidentale			
Peugeot	1 224 900	1 257 500	1 328 700
Citroën	1 071 300	1 103 000	1 096 000
PSA PEUGEOT CITROËN	**2 296 200**	**2 360 500**	**2 424 700**
Ventes hors d'Europe occidentale			
Europe centrale et orientale :			
Peugeot	100 900	90 600	102 100
Citroën	78 700	66 300	58 700
PSA PEUGEOT CITROËN	**179 600**	**156 900**	**160 800**
Afrique Moyen-Orient :			
Peugeot	332 500	411 000	412 700
Citroën	59 200	61 200	62 900
PSA PEUGEOT CITROËN	**391 700**	**472 200**	**475 600**
Amérique :			
Peugeot	162 800	143 100	114 000
Citroën	63 800	51 400	40 000
PSA PEUGEOT CITROËN	**226 600**	**194 500**	**154 000**
Asie Pacifique :			
Peugeot	112 200	67 300	42 700
Citroën	128 800	108 800	86 500
PSA PEUGEOT CITROËN	**241 000**	**176 100**	**129 200**
Autres :			
Peugeot	26 500	26 000	27 000
Citroën	4 300	3 800	4 000
PSA PEUGEOT CITROËN	**30 800**	**29 800**	**31 000**
Total ventes hors d'Europe occidentale			
Peugeot	734 900	738 000	698 500
Citroën	334 800	291 500	252 100
PSA PEUGEOT CITROËN	**1 069 700**	**1 029 500**	**950 600**
Total ventes mondiales			
Peugeot	1 959 800	1 995 500	2 027 200
Citroën	1 406 100	1 394 500	1 348 100
PSA PEUGEOT CITROËN	**3 365 900**	**3 390 000**	**3 375 300**

Groupe PSA PEUGEOT CITROËN - Ventes mondiales par modèle

(voitures particulières et véhicules utilitaires légers)	**2006**	2005	2004
Marque Peugeot			
107	98 600	31 700	-
1007	34 100	53 800	1 000
206	475 100	676 500	798 800
207	300 500	800	-
307	447 000	520 400	581 200
405	158 200	196 400	191 100
406	3 300	4 300	32 200
407	181 500	241 400	148 600
607	10 500	19 100	17 100
807	24 200	27 500	32 100
Expert	33 100	32 700	32 500
Partner	148 500	144 500	142 000
J9	600	2 500	3 600
Boxer	44 600	43 300	45 300
Autres	-	600	1 700
Total	**1 959 800**	**1 995 500**	**2 027 200**
dont véhicules équipés de moteurs diesel	914 400	953 300	954 200
dont voitures particulières	1 757 500	1 793 900	1 798 600
dont véhicules utilitaires légers	202 300	201 600	228 600
Marque Citroën			
C1	90 300	30 100	-
C2	103 900	126 100	155 700
C3	286 700	306 300	362 400
ZX	92 900	93 000	71 300
C4	262 400	237 100	37 600
Xsara	183 500	198 900	306 000
C5	73 200	83 800	97 900
Xantia	11 300	14 200	11 600
C6	7 100	400	-
C8	20 300	23 500	25 400
Jumpy	33 800	32 500	31 200
C15	1 300	26 100	25 300
Berlingo	194 600	169 400	177 300
Jumper	44 800	48 100	45 700
Autres	-	-	700
Total	**1 406 100**	**1 394 500**	**1 348 100**
dont véhicules équipés de moteurs diesel	759 200	757 300	773 400
dont voitures particulières	1 210 900	1 189 000	1 142 900
dont véhicules utilitaires légers	195 200	205 500	205 200
Total PSA PEUGEOT CITROËN	**3 365 900**	**3 390 000**	**3 375 300**
dont véhicules équipés de moteurs diesel	1 673 600	1 710 600	1 727 600
dont voitures particulières	2 968 400	2 982 900	2 941 500
dont véhicules utilitaires légers	397 500	407 100	433 800

Immatriculations de voitures particulières sur les marchés européens

	2006	2005	2004
France	2 000 600	2 067 800	2 013 700
Allemagne	3 468 000	3 319 300	3 266 800
Autriche	308 600	307 900	311 300
Belgique-Luxembourg	576 000	528 600	533 000
Danemark	153 700	146 900	121 500
Espagne	1 499 000	1 528 900	1 517 300
Finlande	145 700	148 000	142 400
Grèce	267 700	269 700	289 700
Irlande	178 800	171 700	154 100
Islande	17 100	18 100	12 000
Italie	2 321 100	2 237 400	2 264 700
Norvège	109 100	109 900	115 700
Pays-Bas	483 900	465 200	483 700
Portugal	194 700	196 700	197 600
Royaume-Uni	2 344 900	2 439 700	2 567 300
Suède	282 800	274 300	264 200
Suisse	269 900	264 900	269 400
Total Europe occidentale (18 pays)	**14 621 600**	**14 495 000**	**14 524 400**

Source : C.C.F.A.

Immatriculations de véhicules utilitaires légers sur les marchés européens

	2006	2005	2004
France	440 000	420 100	408 500
Allemagne	201 500	202 300	195 100
Autriche	30 700	28 900	29 000
Belgique-Luxembourg	64 000	65 700	62 200
Danemark	64 700	58 100	46 300
Espagne	410 200	387 200	334 300
Finlande	17 300	16 200	18 400
Grèce	24 100	23 400	23 000
Irlande	40 900	37 100	30 300
Islande	2 600	2 400	1 800
Italie	220 400	210 100	215 300
Norvège	43 800	37 000	33 900
Pays-Bas	64 600	66 200	87 200
Portugal	64 600	64 700	71 200
Royaume-Uni	334 100	330 400	336 000
Suède	39 900	35 100	31 400
Suisse	23 800	22 400	21 500
Total Europe occidentale (18 pays)	**2 087 200**	**2 007 300**	**1 945 400**

Source : C.C.F.A.

Immatriculations de voitures particulières et véhicules utilitaires légers en Europe par constructeur

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
Marque Peugeot	1 233 100	7,4	1 253 400	7,6	1 318 000	8,0
Marque Citroën	1 078 100	6,4	1 098 300	6,7	1 086 500	6,6
PSA PEUGEOT CITROËN	**2 311 200**	**13,8**	**2 351 700**	**14,3**	**2 404 500**	**14,6**
Groupe Volkswagen	3 124 900	18,7	2 935 400	17,8	2 786 500	16,9
Groupe Ford	1 820 800	10,9	1 821 500	11,0	1 861 900	11,3
Groupe General Motors	1 680 100	10,1	1 709 000	10,4	1 685 100	10,2
Renault	1 565 400	9,4	1 713 800	10,4	1 779 700	10,8
Groupe Fiat	1 384 400	8,3	1 207 500	7,3	1 308 800	8,0
Daimler-Chrysler	1 073 000	6,4	1 061 300	6,4	1 074 700	6,5
Groupe Toyota	947 400	5,7	861 100	5,2	817 900	5,0
BMW	784 900	4,7	772 900	4,7	705 400	4,3
Hyundai	540 400	3,2	578 800	3,5	501 500	3,1
Autres marques japonaises	1 372 800	8,2	1 355 100	8,2	1 346 800	8,2
Autres	103 400	0,6	134 200	0,8	197 000	1,2

Source : C.C.F.A.

Groupe PSA PEUGEOT CITROËN - Immatriculations de voitures particulières sur les marchés européens

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	614 800	30,7	633 500	30,6	620 000	30,8
Allemagne	194 600	5,6	189 300	5,7	181 000	5,5
Autriche	26 600	8,6	29 200	9,5	28 300	9,1
Belgique-Luxembourg	114 700	19,9	108 100	20,5	108 600	20,4
Danemark	28 900	18,8	26 600	18,1	24 600	20,3
Espagne	296 400	19,8	313 100	20,5	318 200	21,0
Finlande	13 500	9,3	15 500	10,5	16 700	11,7
Grèce	25 500	9,5	24 500	9,1	31 700	10,9
Irlande	10 900	6,1	13 200	7,7	11 800	7,6
Islande	600	3,8	800	4,3	500	3,9
Italie	226 700	9,8	225 300	10,1	252 700	11,2
Norvège	8 300	7,6	9 600	8,7	11 000	9,6
Pays-Bas	60 200	12,5	62 200	13,4	68 900	14,2
Portugal	32 900	16,9	33 700	17,2	35 300	17,9
Royaume-Uni	239 700	10,2	243 900	10,0	273 400	10,7
Suède	24 900	8,8	29 200	10,7	27 900	10,6
Suisse	23 600	8,8	25 000	9,5	25 900	9,6
Total Europe occidentale (18 pays)	**1 942 800**	**13,3**	**1 982 700**	**13,7**	**2 036 500**	**14,0**

Groupe PSA PEUGEOT CITROËN - Immatriculations de véhicules utilitaires légers sur les marchés européens

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	150 100	34,1	151 500	36,1	152 100	37,2
Allemagne	13 300	6,6	12 600	6,2	12 000	6,2
Autriche	3 200	10,6	2 900	10,1	2 900	10,0
Belgique-Luxembourg	16 400	25,7	14 800	22,5	14 000	22,5
Danemark	7 300	11,3	7 300	12,6	7 300	15,8
Espagne	79 400	19,4	81 300	21,0	73 800	22,1
Finlande	1 900	10,9	2 200	13,7	2 400	13,3
Grèce	900	3,6	900	3,7	1 300	5,9
Irlande	3 800	9,3	4 200	11,4	3 800	12,7
Islande	100	4,6	200	5,7	200	9,3
Italie	15 200	6,9	15 500	7,4	18 000	8,3
Norvège	5 300	12,3	5 000	13,6	4 800	14,0
Pays-Bas	6 300	9,7	7 200	10,8	11 500	13,2
Portugal	14 400	22,3	14 700	22,7	16 400	23,0
Royaume-Uni	41 200	12,3	39 400	11,9	39 100	11,7
Suède	6 600	16,6	6 100	17,5	5 500	17,6
Suisse	3 000	12,6	3 100	14,0	2 900	13,3
Total Europe occidentale (18 pays)	**368 400**	**17,7**	**368 900**	**18,4**	**368 000**	**18,9**

Groupe PSA PEUGEOT CITROËN - Immatriculations de voitures particulières et véhicules utilitaires légers sur les marchés européens

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	764 800	31,3	785 000	31,6	772 100	31,9
Allemagne	207 900	5,7	201 800	5,7	193 000	5,6
Autriche	29 900	8,8	32 100	9,5	31 200	9,2
Belgique-Luxembourg	131 100	20,5	122 900	20,7	122 500	20,6
Danemark	36 200	16,6	33 900	16,5	32 000	19,1
Espagne	375 800	19,7	394 400	20,6	392 000	21,2
Finlande	15 400	9,5	17 700	10,8	19 100	11,9
Grèce	26 400	9,0	25 400	8,7	33 000	10,6
Irlande	14 600	6,7	17 500	8,4	15 600	8,5
Islande	800	3,9	900	4,5	600	4,6
Italie	241 800	9,5	240 800	9,8	270 700	10,9
Norvège	13 700	9,0	14 600	9,9	15 800	10,6
Pays-Bas	66 500	12,1	69 300	13,0	80 400	14,1
Portugal	47 300	18,2	48 400	18,5	51 700	19,2
Royaume-Uni	280 900	10,5	283 300	10,2	312 600	10,8
Suède	31 500	9,8	35 400	11,4	33 400	11,3
Suisse	26 600	9,1	28 200	9,8	28 800	9,9
Total Europe occidentale (18 pays)	**2 311 200**	**13,8**	**2 351 600**	**14,3**	**2 404 500**	**14,6**

Marque Peugeot - Immatriculations de voitures particulières et véhicules utilitaires légers sur les marchés européens

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	432 100	17,7	436 000	17,5	440 200	18,2
Allemagne	116 000	3,2	122 100	3,5	126 400	3,7
Autriche	16 600	4,9	18 100	5,4	19 200	5,7
Belgique-Luxembourg	62 500	9,8	63 300	10,7	63 200	10,6
Danemark	20 900	9,6	18 200	8,9	18 200	10,9
Espagne	168 600	8,8	181 400	9,5	186 900	10,1
Finlande	8 800	5,4	9 700	5,9	11 000	6,8
Grèce	13 600	4,7	11 500	3,9	15 700	5,0
Irlande	9 200	4,2	10 900	5,2	10 200	5,5
Islande	300	1,8	400	1,9	300	1,9
Italie	111 700	4,4	104 000	4,3	115 100	4,6
Norvège	9 200	6,0	9 200	6,3	10 400	6,9
Pays-Bas	41 800	7,6	43 900	8,3	51 500	9,0
Portugal	26 500	10,2	27 500	10,5	29 000	10,8
Royaume-Uni	161 100	6,0	161 300	5,8	183 500	6,3
Suède	19 900	6,8	21 000	6,8	21 100	7,2
Suisse	14 200	4,8	14 900	5,2	16 100	5,5
Total Europe occidentale (18 pays)	**1 233 000**	**7,4**	**1 253 400**	**7,6**	**1 318 000**	**8,0**

Marque Citroën - Immatriculations de voitures particulières et véhicules utilitaires légers sur les marchés européens

	2006		2005		2004	
	Unités	Part de marché (%)	Unités	Part de marché (%)	Unités	Part de marché (%)
France	332 700	13,6	349 000	14,0	331 900	13,7
Allemagne	91 900	2,5	79 700	2,3	66 600	1,9
Autriche	13 300	3,9	14 000	4,2	12 000	3,5
Belgique-Luxembourg	68 600	10,7	59 600	10,0	59 400	10,0
Danemark	15 300	7,0	15 700	7,7	13 700	8,2
Espagne	207 200	10,9	213 000	11,1	205 100	11,1
Finlande	6 600	4,0	8 000	4,8	8 100	5,1
Grèce	12 800	4,4	13 900	4,7	17 300	5,5
Irlande	5 400	2,5	6 600	3,2	5 400	3,0
Islande	400	2,1	500	2,6	400	2,7
Italie	130 100	5,1	136 800	5,6	155 600	6,3
Norvège	4 500	3,0	5 400	3,7	5 400	3,7
Pays-Bas	24 700	4,5	25 400	4,8	28 800	5,1
Portugal	20 800	8,0	21 000	8,0	22 700	8,4
Royaume-Uni	119 800	4,5	122 000	4,4	129 100	4,5
Suède	11 600	3,6	14 400	4,6	12 300	4,2
Suisse	12 400	4,2	13 300	4,6	12 700	4,3
Total Europe occidentale (18 pays)	**1 078 100**	**6,4**	**1 098 300**	**6,7**	**1 086 500**	**6,6**

Groupe PSA PEUGEOT CITROËN - Ventes mondiales hors d'Europe occidentale

(voitures particulières et véhicules utilitaires légers)	**2006**	2005	2004
Europe centrale et orientale	**179 600**	**156 900**	**160 800**
Pologne	33 200	32 500	36 700
Russie	29 400	16 500	14 700
Roumanie	17 400	15 300	10 700
République tchèque	17 100	14 300	15 500
Hongrie	16 800	17 400	24 800
Croatie	13 700	13 100	13 700
Slovénie	11 200	10 800	12 600
Slovaquie	10 000	10 100	9 100
Autres	30 800	26 900	23 000
Afrique Moyen Orient	**391 700**	**472 200**	**475 600**
Iran	235 700	304 300	292 500
Turquie	39 800	52 400	59 300
Algérie	18 800	19 400	27 800
Maroc	16 400	15 900	18 000
Afrique du Sud	14 000	16 000	14 700
Autres	67 000	64 200	63 300
Amérique	**226 600**	**194 500**	**154 000**
Brésil	101 500	81 900	64 500
Argentine	65 000	52 800	35 800
Chili	17 700	17 700	16 000
Mexique	15 600	17 100	16 200
Autres	26 800	25 000	21 500
Asie Pacifique	**241 000**	**176 100**	**129 300**
Chine	202 500	141 000	89 700
Japon	12 500	12 300	14 700
Australie	11 500	10 400	10 000
Autres	14 500	12 400	14 900

Effectifs du groupe

	2006	2005	2004
Automobile	**139 500**	**139 500**	**139 400**
Dont :			
- France	96 000	99 000	100 400
- Autres pays	43 500	40 500	38 900
Banque PSA Finance	**2 400**	**2 400**	**2 400**
Gefco	**9 900**	**9 400**	**8 800**
Faurecia	**57 800**	**55 000**	**54 400**
Autres activités et holding	**2 100**	**2 200**	**2 600**
TOTAL PSA PEUGEOT CITROËN	**211 700**	**208 500**	**207 600**
Dont :			
- France	121 900	126 100	128 300
- Autres pays	89 800	82 400	79 300

Groupe PSA PEUGEOT CITROËN - Production par modèle

(voitures particulières et véhicules utilitaires légers)	**2006**	2005	2004
Marque Peugeot			
107	101 700	34 600	-
1007	22 600	73 800	1 100
206	465 500	669 900	795 100
207	335 300	900	-
307	434 400	515 400	583 700
405	162 000	169 700	209 200
406	3 000	2 600	25 900
407	162 700	259 000	165 000
607	9 600	18 800	18 100
807	24 000	28 100	31 200
Expert	34 700	33 200	32 600
Partner	148 900	144 800	143 000
J9	400	1 500	4 200
Boxer	45 600	44 100	45 200
Autres	100	-	1 900
Total	**1 950 500**	**1 996 400**	**2 056 200**
dont véhicules équipés de moteurs diesel	898 500	985 200	965 700
dont voitures particulières	1 755 200	1 809 000	1 859 100
dont véhicules utilitaires légers	195 300	187 400	197 100
Marque Citroën			
C1	91 500	34 600	-
C2	105 200	124 800	149 300
C3	280 800	289 300	375 600
ZX	90 100	97 600	64 800
C4	266 200	244 300	51 700
Xsara	178 900	191 900	293 900
C5	69 000	80 900	100 600
Xantia	12 000	14 000	11 900
C6	9 100	800	-
C8	20 000	23 000	24 000
Jumpy	36 900	32 100	29 700
C15	-	26 600	24 700
Berlingo	201 700	170 100	176 200
Jumper	45 100	49 100	46 500
Autres	-	-	-
Total	**1 406 500**	**1 379 100**	**1 348 900**
dont véhicules équipés de moteurs diesel	766 100	743 200	778 400
dont voitures particulières	1 206 400	1 173 700	1 145 400
dont véhicules utilitaires légers	200 100	205 400	203 500
Total PSA PEUGEOT CITROËN	**3 357 000**	**3 375 500**	**3 405 100**
dont véhicules équipés de moteurs diesel	1 664 600	1 728 400	1 744 100
dont voitures particulières	2 961 600	2 982 700	3 004 500
dont véhicules utilitaires légers	395 400	392 800	400 600

Groupe PSA PEUGEOT CITROËN - Outil industriel

Sites de montage	Modèles fabriqués au 1er janvier 2007	Production 2006
Usines terminales		
Aulnay (France)	C2, C3	299 600
Madrid (Espagne)	207, 207 CC, C3 Pluriel	150 700
Mangualde (Portugal)	Berlingo, Partner	57 300
Mulhouse (France)	206, 307, C4	340 900
Palomar (Argentine)	206, 307, 307 Sedan, Berlingo, Partner	96 800
Poissy (France)	206, 207, 1007	291 200
Porto Real (Brésil)	206, 206 SW, C3, Xsara Picasso	89 900
Rennes (France)	C5, C5 break, C6, 407, 407 SW, 407 Coupé	240 800
Sochaux (France)	307, 307 break, 307 SW, 307 CC, 607	330 500
Trnava (Slovaquie)	207	52 000
Vigo (Espagne)	Xsara Picasso, Grand C4 Picasso, C4 Picasso, Berlingo, Partner	472 400
Usines mécanique et bruts		
Asnières (France)	Décolletage, hydraulique	-
Caen (France)	Liaisons au sol et transmissions	-
Charleville (France)	Fonderie d'aluminium et de ferreux	-
Melun-Sénart (France)	Pièces de rechange	-
Metz (France)	Boîtes de vitesses	1 501 200
Saint-Ouen (France)	Emboutissage	-
Sept-Fons (France)	Fonderie de ferreux	-
Trémery (France)	Moteurs essence EW et moteurs diesel DV et DW	1 744 900
Valenciennes (France)	Boîtes de vitesses	1 382 100
Vesoul (France)	Expédition CKD, pièces de rechange	-

Filiales communes avec d'autres constructeurs
(Situation au 31 décembre 2006)

Filiales	Production	Production annuelle
France		
Française de Mécanique		
50 % Peugeot Citroën Automobiles	Fonderie de ferreux	
50 % Renault	Moteurs : - TU + TUF	811 900
	- DV	535 200
	- D (Renault)	286 600
	- ES/L	6 900
	- EP	7 300
Sevelnord		
50 % Peugeot Citroën Automobiles	Peugeot 807	24 000
50 % Fiat	Peugeot Expert	34 700
	Citroën C8	20 000
	Citroën Jumpy	36 900
	Fiat Ulysse	-
	Fiat Scudo	-
	Lancia Phedra	-
	Production totale	146 500
Étranger		
Società Europea Veicoli Leggeri (Italie)		
50 % Peugeot Citroën Automobiles	Peugeot Boxer	43 900
50 % Fiat	Citroën Jumper	44 200
	Fiat Ducato	-
	Production totale	198 600
Dongfeng Peugeot Citroën Automobile (Chine)		
50 % Peugeot Citroën Automobiles	Peugeot 307 Sedan	50 700
50 % DongFeng Motors	Peugeot 206	31 600
	Citroën C-Triomphe	24 200
	Citroën Fukang, Citroën Elysée	90 100
	Citroën Xsara Picasso	-
	Citroën C2 Chine	5 300
	Production totale	201 900
Toyota Peugeot Citroën Automobiles - TPCA (République tchèque)		
50 % Peugeot Citroën Automobiles	Peugeot 107	101 700
50 % Toyota Motor Corporation	Citroën C1	91 500
	Toyota Aygo	-
	Production totale	293 600

9. Comptes **consolidés**

Comptes de **résultats consolidés**

	2006			
(en millions d'euros)	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Chiffre d'affaires (note 4)	**55 198**	**1 761**	**(365)**	**56 594**
Coûts des biens et services vendus	(44 774)	(836)	365	(45 245)
Frais généraux et commerciaux	(7 912)	(321)	-	(8 233)
Frais d'études, de recherche et de développement (note 7)	(1 997)	-	-	(1 997)
Marge opérationnelle	**515**	**604**	-	**1 119**
Autres produits et (charges) (note 8)	(854)	(1)	-	(855)
Produits sur prêts, titres de placement et trésorerie (note 9)	370	-	-	370
Charges de financement (note 10)	(428)	-	-	(428)
Résultat avant impôt des sociétés intégrées	**(397)**	**603**	-	**206**
Impôts courants	(101)	(178)	-	(279)
Impôts différés	150	(27)	-	123
Impôts sur les résultats (note 11)	**49**	**(205)**	-	**(156)**
Résultat net des sociétés mises en équivalence (note 15)	13	-	-	13
Résultat net consolidé	**(335)**	**398**	-	**63**
Dont part du groupe	(218)	394	-	176
Dont part des minoritaires	(117)	4	-	(113)

(en euros)	
Résultat net par action de 1 euro (note 12)	0,77
Résultat net dilué par action de 1 euro (note 12)	0,77

Les notes figurant aux pages 158 à 227 font partie intégrante des états financiers consolidés.

	2005				2004			
	Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
	54 887	**1 656**	**(276)**	**56 267**	**54 745**	**1 601**	**(241)**	**56 105**
	(43 803)	(739)	276	(44 266)	(43 374)	(784)	241	(43 917)
	(7 862)	(310)	-	(8 172)	(7 606)	(299)	-	(7 905)
	(1 889)	-	-	(1 889)	(1 802)	-	-	(1 802)
	1 333	**607**	-	**1 940**	**1 963**	**518**	-	**2 481**
	(352)	1	-	(351)	32	(4)	-	28
	355	-	-	355	319	-	-	319
	(414)	-	-	(414)	(389)	-	-	(389)
	922	**608**	-	**1 530**	**1 925**	**514**	-	**2 439**
	(189)	(178)	-	(367)	(347)	(120)	-	(467)
	(89)	(29)	-	(118)	(241)	(64)	-	(305)
	(278)	**(207)**	-	**(485)**	**(588)**	**(184)**	-	**(772)**
	(55)	-	-	(55)	13	-	-	13
	589	**401**	-	**990**	**1 350**	**330**	-	**1 680**
	631	398	-	1 029	1 320	326	-	1 646
	(42)	3	-	(39)	30	4	-	34

	2005	2004
	4,47	6,97
	4,46	6,96

Bilans consolidés - **Actif**

(en millions d'euros)	31 décembre 2006 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Écarts d'acquisition (note 13)	1 547	75	-	1 622
Immobilisations incorporelles (note 13)	3 947	87	-	4 034
Immobilisations corporelles (note 14)	15 221	47	-	15 268
Titres mis en équivalence (note 15)	584	12	-	596
Titres de participation (note 16)	53	-	-	53
Autres actifs financiers non courants (note 17)	1 321	47	-	1 368
Autres actifs non courants (note 18)	96	1	-	97
Actifs d'impôts différés (note 11)	499	36	-	535
Total des actifs non courants	**23 268**	**305**	**-**	**23 573**
Actifs d'exploitation				
Prêts et créances des activités de financement (note 19)	-	22 879	(176)	22 703
Titres de placement des activités de financement (note 20)	-	2 818	-	2 818
Stocks (note 21)	6 826	-	-	6 826
Clients des activités industrielles et commerciales (note 22)	3 043	-	(193)	2 850
Impôts courants (note 11)	210	29	(26)	213
Autres débiteurs (note 23)	1 719	617	(68)	2 268
	11 798	**26 343**	**(463)**	**37 678**
Actifs financiers courants (note 24)	**1 132**	**-**	**-**	**1 132**
Trésorerie (note 25)	**6 339**	**620**	**(292)**	**6 667**
Total des actifs courants	**19 269**	**26 963**	**(755)**	**45 477**
Total actif	**42 537**	**27 268**	**(755)**	**69 050**

Bilans consolidés - **Passif**

(en millions d'euros)	31 décembre 2006 Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Capitaux propres (note 26)				
Capital social				235
Titres d'autocontrôle				(261)
Réserves et résultats nets - Part du groupe				13 700
Intérêts minoritaires				388
Total des capitaux propres				**14 062**
Passifs financiers non courants (note 29)	4 125	-	-	4 125
Autres passifs non courants (note 30)	2 759	-	-	2 759
Provisions non courantes (note 27)	1 383	23	-	1 406
Passifs d'impôts différés (note 11)	1 854	329	-	2 183
Total des passifs non courants	**10 121**	**352**	**-**	**10 473**
Passifs d'exploitation				
Dettes des activités de financement (note 31)	-	23 336	(292)	23 044
Provisions courantes (note 27)	1 747	38	-	1 785
Fournisseurs d'exploitation et comptes associés	10 481	-	(25)	10 456
Impôts courants (note 11)	152	43	(26)	169
Autres créanciers (note 32)	4 075	847	(261)	4 661
	16 455	**24 264**	**(604)**	**40 115**
Passifs financiers courants (note 29)	**4 551**	**-**	**(151)**	**4 400**
Total des passifs courants	**21 006**	**24 264**	**(755)**	**44 515**
Total passif				**69 050**

Les notes figurant aux pages 158 à 227 font partie intégrante des états financiers consolidés

31 décembre 2005				31 décembre 2004			
Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
1 677	75	-	1 752	1 798	75	-	1 873
3 886	78	-	3 964	3 602	62	-	3 664
14 909	48	-	14 957	14 168	50	-	14 218
596	-	-	596	614	-	-	614
45	1	-	46	65	1	-	66
1 940	46	-	1 986	2 329	49	-	2 378
95	-	-	95	96	2	-	98
579	31	-	610	502	30	-	532
23 727	**279**	-	**24 006**	**23 174**	**269**	-	**23 443**
-	22 400	(162)	22 238	-	21 243	(199)	21 044
-	2 709	-	2 709	-	2 717	-	2 717
6 889	-	-	6 889	6 546	-	-	6 546
3 097	-	(166)	2 931	3 296	-	(242)	3 054
180	18	(42)	156	110	35	(17)	128
1 694	642	(60)	2 276	1 756	655	(49)	2 362
11 860	**25 769**	**(430)**	**37 199**	**11 708**	**24 650**	**(507)**	**35 851**
1 214	-	-	**1 214**	**712**	-	-	**712**
6 351	**635**	**(230)**	**6 756**	**5 158**	**610**	**(205)**	**5 563**
19 425	**26 404**	**(660)**	**45 169**	**17 578**	**25 260**	**(712)**	**42 126**
43 152	**26 683**	**(660)**	**69 175**	**40 752**	**25 529**	**(712)**	**65 569**

31 décembre 2005				31 décembre 2004			
Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
			235				243
			(220)				(431)
			13 849				13 306
			542				585
			14 406				**13 703**
3 826	-	-	3 826	3 791	-	-	3 791
2 352	2	-	2 354	2 279	7	-	2 286
1 527	17	-	1 544	1 750	19	-	1 769
2 086	281	-	2 367	1 968	250	-	2 218
9 791	**300**	-	**10 091**	**9 788**	**276**	-	**10 064**
-	22 987	(230)	22 757	-	22 070	(205)	21 865
1 582	53	-	1 635	1 343	54	-	1 397
10 240	-	(30)	10 210	10 773	-	(41)	10 732
100	79	(42)	137	114	39	(17)	136
4 155	844	(226)	4 773	4 068	992	(291)	4 769
16 077	**23 963**	**(528)**	**39 512**	**16 298**	**23 155**	**(554)**	**38 899**
5 298	-	**(132)**	**5 166**	**3 061**	-	**(158)**	**2 903**
21 375	**23 963**	**(660)**	**44 678**	**19 359**	**23 155**	**(712)**	**41 802**
			69 175				**65 569**

Tableaux de flux **de trésorerie consolidés**

	2006			
(en millions d'euros)	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
Résultat net consolidé	**(335)**	**398**	**-**	**63**
Élimination des résultats sans effet sur la trésorerie :				
- Dotations aux amortissements et pertes de valeur	3 686	12	-	3 698
- Dotations nettes aux provisions non courantes	(148)	(1)	-	(149)
- Variation des impôts différés	(139)	29	-	(110)
- Résultats sur cessions et autres	(54)	2	-	(52)
Résultat net des sociétés mises en équivalence, net des dividendes reçus	(10)	-	-	(10)
Réévaluation par capitaux propres et couverture sur endettement	11	4	-	15
Marge brute d'autofinancement	**3 011**	**444**	**-**	**3 455**
Variations des actifs et passifs d'exploitation (note 33.2)	424	(234)	(37)	153
Flux liés à l'exploitation	**3 435**	**210**	**(37)**	**3 608**
Cessions de sociétés consolidées	2	-	-	2
Cessions de titres de participation	-	-	-	-
Acquisitions de sociétés consolidées	(1)	-	-	(1)
Acquisitions de titres de participation	(19)	(13)	-	(32)
Cessions d'immobilisations corporelles	155	6	-	161
Cessions d'immobilisations incorporelles	3	-	-	3
Investissements en immobilisations corporelles	(2 520)	(11)	-	(2 531)
Investissements en immobilisations incorporelles	(937)	(16)	-	(953)
Variation des fournisseurs d'immobilisations	(101)	-	-	(101)
Autres	(54)	-	-	(54)
Flux liés aux investissements	**(3 472)**	**(34)**	**-**	**(3 506)**
Dividendes versés :				
- Aux actionnaires de Peugeot S.A.	(309)	-	-	(309)
- Intragroupe	161	(161)	-	-
- Aux minoritaires des filiales intégrées	(6)	(32)	-	(38)
Acquisitions d'actions propres	(39)	-	-	(39)
Variations des autres actifs et passifs financiers (note 33.4)	205	-	(23)	182
Autres	-	-	-	-
Flux des opérations financières	**12**	**(193)**	**(23)**	**(204)**
Mouvements de conversion	45	2	(2)	45
Augmentation (diminution) de la trésorerie	**20**	**(15)**	**(62)**	**(57)**
Trésorerie nette au début de l'exercice	4 288	635	(230)	4 693
Trésorerie nette de clôture (note 33.1)	**4 308**	**620**	**(292)**	**4 636**

Les notes figurant aux pages 158 à 227 font partie intégrante des états financiers consolidés

2005				2004			
Activités industrielles et commerciales	Activités de financement	Éliminations	Total	Activités industrielles et commerciales	Activités de financement	Éliminations	Total
589	**401**	-	**990**	**1 350**	**330**	-	**1 680**
3 187	12	-	3 199	3 056	12	-	3 068
(257)	2	-	(255)	(244)	-	-	(244)
96	30	-	126	251	50	-	301
6	(1)	-	5	(182)	(2)	-	(184)
59	-	-	59	(7)	-	-	(7)
(2)	-	-	(2)	(34)	-	-	(34)
3 678	**444**	-	**4 122**	**4 190**	**390**	-	**4 580**
(289)	(148)	(48)	(485)	1 052	(465)	36	623
3 389	**296**	**(48)**	**3 637**	**5 242**	**(75)**	**36**	**5 203**
23	-	-	23	28	-	-	28
2	-	-	2	2	-	-	2
(8)	-	-	(8)	(166)	-	-	(166)
(2)	(1)	-	(3)	(11)	(1)	-	(12)
54	9	-	63	37	6	-	43
5	-	-	5	3	-	-	3
(2 862)	(11)	-	(2 873)	(2 793)	(11)	-	(2 804)
(939)	(20)	-	(959)	(977)	(25)	-	(1 002)
(111)	-	-	(111)	68	-	-	68
(35)	-	-	(35)	(41)	6	-	(35)
(3 873)	**(23)**	-	**(3 896)**	**(3 850)**	**(25)**	-	**(3 875)**
(310)	-	-	(310)	(321)	-	-	(321)
96	(96)	-	-	8	(8)	-	-
(19)	(5)	-	(24)	(10)	(29)	-	(39)
(198)	-	-	(198)	(282)	-	-	(282)
11	(150)	25	(114)	(714)	(53)	(36)	(803)
-	-	-	-	-	(5)	-	(5)
(420)	**(251)**	**25**	**(646)**	**(1 319)**	**(95)**	**(36)**	**(1 450)**
34	3	(2)	35	3	1	-	4
(870)	**25**	**(25)**	**(870)**	**76**	**(194)**	-	**(118)**
5 158	610	(205)	5 563	5 082	804	(205)	5 681
4 288	**635**	**(230)**	**4 693**	**5 158**	**610**	**(205)**	**5 563**

Variations des capitaux **propres consolidés**

(en millions d'euros)	Capitaux propres	Intérêts minoritaires	Capital social	Titres d'auto-contrôle	Réserves et résultats nets - Part du groupe	Résultats accumulés - Part du groupe	Écarts d'évaluation - Part du groupe: Couvertures des flux futurs	Écarts d'évaluation - Part du groupe: Titres « disponibles à la vente »	Écarts d'évaluation - Part du groupe: Conversion
Au 1er janvier 2004	**12 826**	**599**	**243**	**(149)**	**12 133**	**11 831**	**49**	**253**	**-**
Résultat net de l'exercice	1 680	34	-	-	1 646	1 646	-	-	-
Évaluations reprises en résultat	(184)	-	-	-	(184)	-	(39)	(145)	-
Évaluations directes par capitaux propres	25	-	-	-	25	-	19	19	(13)
Valorisation des options d'achat d'actions	7	-	-	-	7	7	-	-	-
Résultat global de l'exercice *					***1 494***				
Variations de périmètre	(9)	(9)	-	-	-	-	-	-	-
Titres d'autocontrôle (note 26.3)	(282)	-	-	(282)	-	-	-	-	-
Dividendes versés (1,35 euro par action de 1 euro)	(360)	(39)	-	-	(321)	(321)	-	-	-
Au 31 décembre 2004	**13 703**	**585**	**243**	**(431)**	**13 306**	**13 163**	**29**	**127**	**(13)**
Résultat net de l'exercice	990	(39)	-	-	1 029	1 029	-	-	-
Évaluations reprises en résultat	(59)	-	-	-	(59)	-	(29)	(30)	-
Évaluations directes par capitaux propres	292	20	-	-	272	-	5	77	190
Valorisation des options d'achat d'actions	12	-	-	-	12	12	-	-	-
Résultat global de l'exercice*					***1 254***				
Variations de périmètre	-	-	-	-	-	-	-	-	-
Titres d'autocontrôle (note 26.3)	(198)	-	(8)	211	(401)	(401)	-	-	-
Dividendes versés (1,35 euro par action de 1 euro)	(334)	(24)	-	-	(310)	(310)	-	-	-
Au 31 décembre 2005	**14 406**	**542**	**235**	**(220)**	**13 849**	**13 493**	**5**	**174**	**177**
Résultat net de l'exercice	63	(113)	-	-	176	176	-	-	-
Évaluations reprises en résultat	(25)	-	-	-	(25)	-	(6)	(19)	-
Évaluations directes par capitaux propres	(11)	(6)	-	-	(5)	2	33	64	(104)
Valorisation des options d'achat d'actions	12	-	-	-	12	12	-	-	-
Résultat global de l'exercice*					***158***				
Variations de périmètre	3	3	-	-	-	-	-	-	-
Titres d'autocontrôle (note 26.3)	(39)	-		(41)	2	2	-	-	-
Dividendes versés (1,35 euro par action de 1 euro)	(347)	(38)	-	-	(309)	(309)	-	-	-
Au 31 décembre 2006	**14 062**	**388**	**235**	**(261)**	**13 700**	**13 376**	**32**	**219**	**73**

** Le résultat global regroupe toutes les variations de capitaux propres résultant de transactions avec les tiers non actionnaires.*

Les notes figurant aux pages 158 à 227 font partie intégrante des états financiers consolidés

Notes aux **états financiers consolidés**
au 31 décembre 2006

Préambule

Les comptes consolidés de l'exercice 2006 y compris les notes aux états financiers ont été arrêtés par le Directoire de Peugeot S.A. le 31 janvier 2007.

Note 1 ■ Principes comptables

Les comptes consolidés du groupe PSA PEUGEOT CITROËN sont établis conformément au référentiel IFRS (International Financial Reporting Standards), tel qu'adopté dans l'Union européenne.

Le référentiel IFRS comprend les normes IFRS, les normes IAS (International Accounting Standard), ainsi que leurs interprétations IFRIC (International Financial Reporting Interpretations Committee).

L'ensemble des nouvelles normes, interprétations ou amendements publiés par l'IASB et d'application obligatoire dans l'Union européenne dès le 1er janvier 2006 a été appliqué. Ils n'ont pas donné lieu à un retraitement des données des exercices 2005 et 2004 car leurs effets n'étaient pas significatifs. Les normes concernant le groupe sont les suivantes :

- **IAS 19 – Avantages du personnel.** Révision de la norme concernant le traitement des écarts actuariels, des régimes multiemployeurs et des informations à fournir. Le groupe a décidé de ne pas opter au 31 décembre 2006 pour une reconnaissance des écarts actuariels sur avantages postérieurs à l'emploi en capitaux propres. Les informations nouvellement requises étaient déjà présentées dans les notes annexes au 31 décembre 2005.
- **IAS 39 – Instruments financiers.** Révision limitée de la norme concernant l'option juste valeur. Le groupe avait anticipé au 31 décembre 2005 la possibilité de valoriser certaines dettes à la juste valeur.
- **IFRIC 4 – Déterminer si un accord contient un contrat de location.** L'application de cette interprétation n'a pas eu d'effet significatif sur les comptes.

Les nouvelles normes et interprétations adoptées par l'Union européenne et qui seront obligatoires en 2007 et postérieurement n'ont pas fait l'objet d'une application anticipée au 31 décembre 2006. Les principaux impacts attendus de ces normes sur les comptes du groupe sont les suivants :

- **IFRS 7 – Instruments financiers : informations à fournir.** Sans anticiper l'intégralité des nouvelles obligations imposées par IFRS 7, le groupe communique au 31 décembre 2006 un grand nombre d'informations requises par cette norme (tableau de synthèse des instruments financiers, information sur les effets en résultats ou capitaux propres, gestion des risques).
- **IAS 1 – Amendement de la norme sur les informations à fournir sur le capital.** La plupart des informations requises sont aujourd'hui déjà mentionnées dans le rapport d'activité.

1.1. Consolidation

Le nom générique PSA PEUGEOT CITROËN est utilisé pour désigner l'ensemble du groupe constitué par la société mère Peugeot S.A. et toutes ses filiales.

Peugeot S.A. et les sociétés dans lesquelles elle exerce directement ou indirectement un contrôle majoritaire sont intégrées globalement.

Les sociétés dans lesquelles Peugeot S.A. exerce directement ou indirectement un contrôle conjoint ou une influence notable sont mises en équivalence.

Sont consolidées les sociétés qui dépassent l'un des seuils suivant :
- chiffre d'affaires supérieur à 50 millions d'euros,
- total du bilan supérieur à 20 millions d'euros,
- endettement total supérieur à 5 millions d'euros.

Les titres des sociétés ne remplissant pas ces critères sont inscrits en titres de participation. La consolidation de l'ensemble de ces sociétés n'aurait pas d'incidence significative sur les états financiers consolidés.

Toutes les transactions significatives réalisées entre les sociétés consolidées ainsi que les profits internes sont éliminés.

1.2. Conversion des états financiers des filiales étrangères

A. Cas général

Les filiales ont très généralement pour devise de fonctionnement leur monnaie locale, dans laquelle est libellé

l'essentiel de leurs transactions. Leur bilan est converti au taux de clôture ; leur compte de résultat est converti mois par mois au taux moyen de chaque mois. Les différences résultant de la conversion des états financiers de ces filiales sont enregistrées en écart de conversion inclus dans les capitaux propres consolidés. Les écarts d'acquisition sur ces filiales sont comptabilisés dans leur monnaie de fonctionnement.

B. Cas particuliers

Certaines filiales, hors zone Euro, réalisent l'essentiel de leurs transactions en euros, qui est alors reconnu comme leur devise de fonctionnement. Les éléments non monétaires sont convertis au cours historique et les éléments monétaires au cours de clôture. Les différences résultant de la conversion des états financiers de ces filiales sont enregistrées immédiatement en résultat.

1.3. Opérations en devises

La comptabilisation et l'évaluation des opérations en devises sont définies par la norme IAS 21 « Effets des variations des cours des monnaies étrangères ». En application de cette norme, les opérations libellées en monnaies étrangères sont converties par la filiale dans sa monnaie de fonctionnement au cours du jour de la transaction.

Les éléments monétaires du bilan sont réévalués au cours de clôture à chaque arrêté comptable. Les écarts de réévaluation correspondants sont enregistrés au compte de résultat :
- en marge opérationnelle pour les transactions commerciales de toutes les sociétés et pour les opérations de financement du groupe Banque PSA Finance ;
- en produits sur prêts et placements ou en charges de financement pour les transactions financières réalisées par les sociétés industrielles et commerciales.

Les instruments dérivés sont évalués et comptabilisés conformément aux principes généraux décrits en note 1.14.D. En conséquence, les instruments dérivés affectés à la couverture du risque de change d'opérations en devises sont comptabilisés au bilan à leur juste valeur à chaque fin de période.

L'écart de réévaluation constaté est comptabilisé :
- en marge opérationnelle pour les transactions commerciales réalisées par toutes les sociétés et pour les opérations de financement du groupe Banque PSA Finance ;
- en produits sur prêts et placements ou en charges de financement pour les transactions financières réalisées par les sociétés industrielles et commerciales ;
- directement en capitaux propres pour les transactions futures (pour la part efficace des couvertures). Les montants enregistrés en capitaux propres sont repris en résultat à la date de réalisation des opérations couvertes. La variation de valeur de la part inefficace des couvertures de flux futurs est comptabilisée, en résultat, en autres produits et charges.

1.4. Utilisations d'estimations et d'hypothèses

La préparation des états financiers, en accord avec les principes comptables IAS / IFRS, requiert de la part de la Direction la prise en compte d'estimations et d'hypothèses pour la détermination des montants comptabilisés de certains actifs, passifs, produits et charges ainsi que de certaines informations données en notes annexes sur les actifs et passifs éventuels.

Les estimations et hypothèses retenues sont celles que la Direction considère comme les plus pertinentes et réalisables dans l'environnement du groupe et en fonction des retours d'expérience disponibles.

Compte tenu du caractère incertain inhérent à ces modes de valorisation, les montants définitifs peuvent s'avérer différents de ceux initialement estimés.

Pour limiter ces incertitudes, les estimations et hypothèses font l'objet de revues périodiques ; les modifications apportées sont immédiatement comptabilisées.

L'utilisation d'estimations et d'hypothèses revêt une importance particulière sur les thèmes suivants :
- engagements de retraites,
- provisions (notamment pour garantie des véhicules neufs, restructuration et litiges),
- valeur recouvrable des actifs incorporels et corporels ainsi que leur durée d'utilité,
- valeur recouvrable des créances de financement des ventes, des stocks et autres créances,
- juste valeur des instruments financiers dérivés,
- actifs d'impôts différés,
- programmes d'incitation aux ventes.

1.5. Chiffre d'affaires

A. Activités industrielles et commerciales

(a) Division automobile

Le chiffre d'affaires des activités industrielles et commerciales comprend la vente de biens et services, constituée en particulier par les ventes et locations de véhicules.

Conformément à la norme IAS 18 « Revenus », les ventes de véhicules neufs sont comptabilisées en chiffre d'affaires à la date de transfert des risques et avantages liés à la propriété ; celle-ci correspond généralement à la date de leur mise à disposition des concessionnaires indépendants ou à celle de la livraison pour les ventes directes à la clientèle finale.

Lorsque les ventes de véhicules neufs sont assorties d'une option de reprise à un prix convenu (contrats de ventes avec clause de rachat), elles ne sont pas enregistrées en chiffre d'affaires lors de la livraison des véhicules, mais comptabilisées comme des locations, dès lors qu'il est probable que cette option sera exercée. Ce principe s'applique :

- quelle que soit la durée de la garantie de rachat accordée ;
- que ces ventes soient réalisées directement avec la clientèle finale ou financées par Banque PSA Finance et ses filiales.

La différence entre le prix de vente du véhicule neuf et le prix de rachat convenu est reconnue linéairement comme un loyer sur la durée du contrat. Le véhicule objet du contrat est immobilisé pour son coût de revient, et amorti linéairement sur la durée du contrat, sous déduction de sa valeur résiduelle, correspondant à sa valeur de revente estimée comme véhicule d'occasion. L'éventuel bénéfice complémentaire de cession finale est constaté sur la période sur laquelle intervient la vente du véhicule d'occasion. Si la marge nette globale est une perte, elle est provisionnée dès la conclusion du contrat avec clause de rachat.

(b) Division équipement automobile

Dans la division équipement automobile, des études sont engagées et des outillages spécifiques sont fabriqués ou achetés en vue de produire des pièces ou des modules pour un programme dans le cadre d'une commande spécifique reçue du client.

Les conditions de reconnaissance d'un revenu définies par IAS 18 ne sont pas réunies lorsque les études et les outillages sont payés au fur et à mesure des livraisons de pièces, sans garantie du client sur le financement intégral des dépenses réalisées. Dans ce cas, les études et les outillages ne peuvent pas être considérés comme vendus. Les études sont comptabilisées en immobilisations incorporelles (voir note 1.11.A) et les outillages en immobilisations corporelles (voir note 1.12.A).

En cas de paiement garanti contractuellement par le client, les coûts encourus pour les études et les outillages sont enregistrés en stocks et travaux en cours. Le chiffre d'affaires est constaté au rythme des étapes techniques validées par le client.

B. Activités de financement

Les sociétés de financement du groupe ont pour activité le financement des réseaux commerciaux et de la clientèle finale de l'activité automobile. Les financements sont réalisés sous la forme de crédits classiques ou d'opérations de crédit-bail, de locations avec option d'achat ou de locations longue durée. Ces financements sont traités comme des crédits financiers et figurent au bilan pour un montant correspondant à l'engagement financier net du groupe Banque PSA Finance (voir note 1.14.A). Les revenus financiers dégagés sur ces financements des ventes sont comptabilisés sur la durée des crédits selon une méthode actuarielle qui permet de constater un taux d'intérêt constant sur la période.

1.6. Programmes d'incitation aux ventes

Les coûts des programmes, décidés ou à venir, sont déduits des résultats sur la période de l'enregistrement des ventes. Ils sont provisionnés sur la base de l'historique des trois derniers mois, pays par pays. Ceux d'entre eux dont le montant variable est lié au chiffre d'affaires sont enregistrés en diminution de celui-ci.

Le groupe réalise certaines opérations promotionnelles sous forme de bonifications d'intérêts sur des crédits accordés à des conditions inférieures aux conditions habituelles du marché. La charge correspondante est constatée lors de la vente.

1.7. Garantie

Une provision est constituée pour couvrir le coût estimé de la garantie des véhicules et des pièces de rechange au moment de leur vente aux réseaux indépendants ou à la clientèle finale. Les produits résultant de la vente aux clients de contrats d'extension de garantie ou d'entretien sont reconnus sur la durée de la prestation fournie.

1.8. Frais d'étude, de recherche et de développement

Selon la norme IAS 38 « Immobilisations incorporelles », les frais de recherche sont comptabilisés en charges et les frais de développement sont obligatoirement immobilisés lorsqu'ils remplissent certaines conditions décrites en note 1.11.A.

En application de cette norme, tous les frais de recherche, ainsi que les frais d'étude et de développement autres que ceux décrits en note 1.11.A sont enregistrés en charges dans l'exercice au cours duquel ils sont encourus.

1.9. Marge opérationnelle

Le groupe utilise la marge opérationnelle comme principal indicateur de performance. La marge opérationnelle correspond au résultat net avant prise en compte :

- des autres produits et charges, qui comprennent principalement l'effet :
  - des frais de rationalisation et départs anticipés,
  - d'actualisation des droits acquis liés aux engagements de retraites et du rendement attendu des fonds externes affectés à la couverture de ceux-ci,
  - de l'inefficacité des opérations de couverture de risque de change sur transactions commerciales futures des activités industrielles et commerciales,
  - des pertes et profits et variations de provisions couvrant des événements très exceptionnels ;
- des produits sur prêts et placements de trésorerie, y compris leurs effets de couverture de taux et de change ;
- des charges de financement, y compris leurs effets de couverture de taux et de change ;
- des impôts courants et différés ;
- du résultat net des sociétés mises en équivalence.

1.10. Écarts d'acquisition

Les écarts d'acquisition représentent la différence entre le prix d'acquisition, majoré des coûts annexes, des titres des sociétés consolidées et la part du groupe dans la juste valeur de leurs actifs nets à la date des prises de participation.

Les écarts d'acquisition ne sont pas amortis, conformément à IFRS 3 « Regroupements d'entreprises ». Ils font l'objet d'un test de perte de valeur dès l'apparition d'indices de perte de valeur et au minimum une fois par an. Pour ce test, les écarts d'acquisition sont ventilés par Unités Génératrices de Trésorerie, qui correspondent à des ensembles d'actifs engendrant conjointement des flux de trésorerie identifiables. Les modalités des tests de perte de valeur des Unités Génératrices de Trésorerie sont détaillées dans la note 1.13. En cas de perte de valeur, la dépréciation est inscrite en résultat de l'exercice.

1.11. Immobilisations incorporelles

A. Frais d'étude et de développement

Selon la norme IAS 38 « Immobilisations incorporelles », les frais de développement sont obligatoirement immobilisés comme des actifs incorporels dès que l'entreprise peut notamment démontrer :

- son intention et sa capacité financière et technique de mener le projet de développement à son terme ;
- qu'il est probable que les avantages économiques futurs attribuables aux dépenses de développement iront à l'entreprise ;
- et que le coût de cet actif peut être évalué de façon fiable.

(a) Division automobile

Les frais de développement des véhicules et organes mécaniques (moteurs et boîtes de vitesses), supportés entre le choix du style (engagement du projet pour les organes), et le passage en production de présérie, sont enregistrés en immobilisations incorporelles. Ces frais sont amortis à partir de l'accord de fabrication en série sur leur durée d'utilité plafonnée à sept ans pour les véhicules et sur dix ans pour les organes. Les dépenses immobilisées incluent le coût des personnels affectés aux projets, le coût des prototypes et les prestations externes facturées au titre du projet considéré. Ces dépenses excluent tous les coûts indirects imputables aux activités de recherche et développement notamment les loyers, les amortissements des bâtiments et les coûts d'utilisation des systèmes informatiques. Par ailleurs, les dépenses immobilisées incluent la part des dépenses de développement supportée par PSA PEUGEOT CITROËN dans le cadre d'une coopération (l'autre part étant refacturée au partenaire). Toutes les dépenses de développement facturées à PSA PEUGEOT CITROËN par ses partenaires de coopération sont aussi immobilisées.

(b) Division équipement automobile

Des études sont engagées pour chaque programme dans le cadre d'une commande spécifique reçue du client. Les études sont parfois payées au fur et à mesure des livraisons de pièces, sans garantie du client sur le financement intégral des dépenses réalisées. Dans ce cas, les coûts encourus entre l'acceptation par le client de la proposition commerciale et la mise en production série des pièces ou modules en question, sont enregistrés en immobilisations incorporelles. Ces coûts sont amortis au rythme des livraisons de pièces au client, avec un minimum cumulé chaque année correspondant à un amortissement linéaire sur cinq ans. En cas de paiement garanti contractuellement par le client, les coûts encourus sont enregistrés en stocks et travaux en cours.

Les autres frais de développement et d'étude sont enregistrés en charges dans l'exercice au cours duquel ils sont encourus (voir note 1.8).

B. Autres immobilisations incorporelles produites ou acquises

Les coûts de développement des logiciels informatiques à usage interne, pour la part relative aux coûts internes ou externes affectés directement à la création ou à l'amélioration des performances, sont portés à l'actif du

bilan lorsqu'il est probable que ces dépenses généreront des avantages économiques futurs. Ces coûts sont amortis linéairement sur la durée d'utilité estimée des logiciels, qui varie de quatre à douze ans. Les autres coûts d'acquisition et de développement des logiciels sont immédiatement portés en charges.

Les autres immobilisations incorporelles (brevets et marques essentiellement) sont amorties sur le mode linéaire sur des périodes qui correspondent à la durée d'utilité prévue, sans excéder vingt ans.

1.12. Immobilisations corporelles

A. Valeur brute

Conformément à la norme IAS 16 « Immobilisations corporelles », la valeur brute des immobilisations corporelles correspond à leur coût d'acquisition ou de production. Elle ne fait l'objet d'aucune réévaluation.

Le coût des emprunts est exclu du coût des immobilisations.

Les subventions d'équipement sont enregistrées en déduction de la valeur brute des immobilisations au titre desquelles elles ont été reçues.

Les frais d'entretien sont enregistrés en charges dès qu'ils sont encourus.

Les immobilisations données en location comprennent les véhicules loués à des particuliers par les sociétés de location du groupe et les véhicules vendus avec clause de rachat retraités selon les principes énoncés en note 1.5.A.

Les immobilisations financées au moyen de contrats de location financement, telles que définies par la norme IAS 17 « Contrats de location », sont présentées à l'actif pour la valeur actualisée des paiements minimaux futurs ou la valeur de marché si elle est inférieure. La dette correspondante est inscrite en passifs financiers. Ces immobilisations sont amorties selon le mode et les durées d'utilité décrits ci-dessous.

B. Amortissement

(a) Cas général

L'amortissement est calculé suivant la méthode linéaire sur la base du coût d'acquisition ou de production, sous déduction le cas échéant d'une valeur résiduelle. Sauf cas particuliers, notamment celui des véhicules donnés en location par le groupe, les valeurs résiduelles sont nulles.

La durée d'amortissement des différentes catégories d'immobilisations est fondée sur leurs durées d'utilité estimées, dont les principales sont les suivantes :

(en années)	
Constructions	20 - 30
Matériels et outillages	4 - 16
Matériels informatiques	3 - 4
Matériels de transport et de manutention	4 - 7
Agencements et installations	10 - 20

(b) Outillages spécifiques

Dans la division automobile, ils sont amortis sur la durée de vie estimée des modèles correspondants, qui est généralement plus courte que la durée de vie technique des matériels concernés, en raison de la cadence de remplacement des modèles.
Dans la division équipement automobile, ils sont amortis au rythme des livraisons de pièces au client avec un minimum cumulé chaque année correspondant à un amortissement linéaire sur trois ans.
Les durées d'utilité sont revues périodiquement, notamment dans le cas de décisions d'arrêt de fabrication d'un véhicule ou d'un organe mécanique.

1.13. Dépréciation des éléments de l'actif immobilisé

Selon la norme IAS 36 « Dépréciation d'actifs », la valeur d'utilité des immobilisations corporelles et incorporelles est testée dès l'apparition d'indices de perte de valeur, examinés à chaque clôture. Ce test est effectué au minimum une fois par an pour les actifs à durée de vie indéfinie, catégorie limitée pour le groupe aux écarts d'acquisition.

Pour ce test, les immobilisations sont regroupées en Unités Génératrices de Trésorerie (UGT). Les UGT sont des ensembles d'actifs dont l'utilisation continue génère des entrées de trésorerie qui sont largement indépendantes des entrées de trésorerie générées par d'autres groupes d'actifs. La valeur d'utilité de ces unités est déterminée par référence à des flux futurs de trésorerie nets, actualisés. Lorsque cette valeur est inférieure à la valeur nette comptable de l'UGT, une perte de valeur est enregistrée en résultat de l'exercice ; elle est imputée en priorité sur les écarts d'acquisition.

La division automobile regroupe des UGT Véhicules correspondant chacune à un modèle de véhicule. Les immobilisations qui sont rattachées à une UGT Véhicule comprennent les outillages et autres moyens industriels spécifiques servant à la fabrication d'un modèle et les

frais de développement immobilisés liés à ce modèle (voir note 1.11.A). Les UGT Véhicules et tous les autres actifs immobilisés (y compris les écarts d'acquisition) constituent l'UGT Division Automobile.

Dans la division équipement automobile, une UGT correspond à un programme. Chaque UGT Programme inclut les immobilisations incorporelles (correspondant aux coûts de développement) et corporelles affectables à un contrat client. Les UGT ainsi définies sont regroupées en activités (Sièges d'automobile, Intérieur véhicule, Systèmes d'échappement, Bloc avant) auxquelles sont attribués les actifs de support et les écarts d'acquisition qui les concernent.

Au sein du groupe Banque PSA Finance, les actifs immobilisés exploités dans un pays considéré constituent un ensemble homogène d'actifs (UGT).

Pour les sociétés du groupe Gefco, les actifs corporels et incorporels sont alloués à deux UGT : Automotive et Intégration Logistique.

1.14. Actifs et passifs financiers

A. Définitions

Les actifs financiers définis par la norme IAS 39 comprennent des prêts et créances, des titres disponibles à la vente, des titres de transaction et des actifs comptabilisés selon l'option juste valeur. Ils sont inscrits au bilan dans les postes suivants : les titres de participation (note 16), les autres actifs financiers non courants (note 17), les prêts et créances des activités de financement (note 19), les titres de placement des activités de financement (note 20), les clients des activités industrielles et commerciales (note 22), les actifs financiers courants (note 24), et la trésorerie (note 25).
Le groupe n'utilise pas la catégorie d'actifs « détenus jusqu'à l'échéance ».

Les passifs financiers définis par la norme IAS 39 comprennent les emprunts comptabilisés au coût amorti et des passifs financiers comptabilisés selon l'option juste valeur. Ils sont inscrits au bilan dans les postes suivants : les passifs financiers courants et non courants (note 29), les dettes des activités de financement (note 31) et les fournisseurs.

La ventilation des actifs et passifs financiers entre courants et non courants est déterminée par leur échéance à la date d'arrêté : inférieure ou supérieure à un an.

L'évaluation et la comptabilisation des actifs et passifs financiers sont définis par la norme IAS 39. Cette norme a été adoptée pour partie par la Commission européenne le 19 novembre 2004. Le règlement CE 1864/2005 publié le 16 novembre 2005 permet d'opter pour la comptabilisation à la juste valeur de certaines dettes, avec une application anticipée à compter du 1er janvier 2005 ainsi qu'aux états financiers comparatifs 2004.

Le groupe PSA PEUGEOT CITROËN n'est pas concerné par les dispositions de la norme IAS 39, relatives à l'application de la comptabilité de couverture aux encours de dépôts à vue de la clientèle auprès des banques de dépôts, qui sont rejetées dans leur forme actuelle par la Commission européenne.

B. Évaluation et comptabilisation des actifs financiers

(a) Titres de participation

Ils représentent les intérêts du groupe dans le capital de sociétés non consolidées. Ils sont maintenus au bilan à leur coût d'acquisition que le groupe estime représenter leur juste valeur, en l'absence d'un marché actif. En cas de baisse durable de leur valeur d'utilité, une perte de valeur est constatée. La valeur d'utilité est déterminée en fonction des critères financiers les plus appropriés à la situation particulière de chaque société. Les critères généralement retenus sont la quote-part des capitaux propres et les perspectives de rentabilité.

(b) Prêts et créances

Ils incluent les créances rattachées à des participations, les prêts « aides à la construction », les autres prêts et créances. Ces instruments sont comptabilisés au coût amorti calculé à l'aide du taux d'intérêt effectif (TIE). Leur valeur au bilan comprend le capital restant dû, et la part non amortie des coûts d'acquisition, surcotes ou décotes. Ils font l'objet de tests de valeur recouvrable, effectués dès l'apparition d'indices indiquant que celle-ci pourrait être inférieure à la valeur au bilan de ces actifs, et au minimum à chaque arrêté annuel. La perte de valeur est enregistrée en compte de résultat.

(c) Titres de placement

Ils sont, suivant leur nature, classés en titres « disponibles à la vente » ou en titres « comptabilisés selon l'option juste valeur ».

(c1) Titres de placement « disponibles à la vente »

Ils correspondent à des actions cotées sur les marchés financiers que le groupe a l'intention de conserver durablement ou cessibles à court terme. Ces titres sont évalués à leur valeur de marché que le groupe estime représenter leur juste valeur. Les variations de valeur sont généralement enregistrées directement en contrepartie des capitaux propres. Seule la contrepartie

des pertes de valeurs jugées durables est enregistrée au compte de résultat.

(c2) Titres de placement « comptabilisés selon l'option de juste valeur »

Ces titres sont :
- des titres à revenu fixe faisant l'objet d'une couverture par des swaps de taux ;
- ou des titres à revenus variables sans couverture.

Les variations de leur juste valeur sont comptabilisées en résultat de la période et compensées par les variations symétriques de juste valeur des swaps associés.

(d) Prêts et créances des activités de financement

Ils correspondent aux encours de crédit nets accordés par Banque PSA Finance à sa clientèle. De ce fait, au-delà du capital restant dû majoré des créances rattachées, les encours de crédit incluent, hors effet de l'application de la comptabilité de couverture :
- les commissions versées aux prescripteurs qui augmentent les encours de crédit ;
- les participations reçues des marques qui viennent minorer les encours de crédit ;
- les frais de dossiers restant à étaler qui viennent minorer les encours de crédit ;
- les dépôts de garantie reçus lors de la mise en place de contrats de crédit-bail, qui viennent minorer l'encours financé.

Les intérêts comptabilisés correspondent au rendement actuariel retiré des flux de trésorerie à recouvrer, évalués au taux d'intérêt effectif (TIE).

De manière générale, les encours de crédit font l'objet de couverture du risque de taux. L'application de la comptabilité de couverture entraîne la réévaluation à la juste valeur de la partie couverte des encours. La variation de cette juste valeur est enregistrée au compte de résultat, où elle est compensée par la variation symétrique de juste valeur des instruments financiers de couverture, dans la limite de leur efficacité (voir 1.14.D Instruments dérivés).

Les encours de crédit font l'objet de tests de perte de valeur dès l'apparition d'un indicateur révélateur de risque, c'est-à-dire dès le premier impayé. La perte de valeur est évaluée par comparaison de la valeur nette comptable de la créance avec les flux de recouvrement estimés, actualisés au taux d'intérêt effectif du crédit.

Pour les encours de crédits à la clientèle finale :
- une perte de valeur est constatée sur les encours sains dès l'apparition d'un impayé ; elle est appréciée en fonction de la probabilité de passage de l'encours restant dû en créances douteuses et du taux de pertes moyennes actualisé ;
- la perte de valeur sur les encours douteux est évaluée en fonction d'un taux de pertes moyennes actualisé, sur la base duquel sont calculées les provisions sur créances douteuses et douteuses compromises.

Pour les encours de crédits aux réseaux de distribution, en cas de risques avérés, les pertes de valeur sont calculées au cas par cas.

(e) Trésorerie

Elle comprend les liquidités en comptes courants bancaires, les parts d'OPCVM de trésorerie et de titres de créances négociables, qui sont mobilisables ou cessibles à très court terme et ne présentent pas de risque significatif de perte de valeur en cas d'évolution des taux d'intérêt. Tous ses composants sont évalués à leur juste valeur.

C. Évaluation et comptabilisation des passifs financiers

(a) Passifs financiers comptabilisés au coût amorti

Les emprunts et autres passifs financiers sont généralement évalués au coût amorti calculé à l'aide du taux d'intérêt effectif (TIE).

Ceux couverts par des swaps de taux d'intérêt font l'objet d'une comptabilité de couverture de juste valeur, c'est-à-dire qu'ils font l'objet d'une réévaluation partielle sur la part couverte, liée à l'évolution des taux d'intérêt. Les variations de valeur sont comptabilisées en résultat de la période et compensées par les variations symétriques des swaps.

(b) Passifs financiers « comptabilisés selon l'option de juste valeur »

De façon exceptionnelle, l'option de comptabilisation des passifs financiers à la juste valeur est exercée dans la mesure où elle rend plus claire la présentation des états financiers ; c'est-à-dire quand elle permet de comptabiliser de façon symétrique la variation de valeur des dettes et celle des dérivés qui en couvrent économiquement le risque de taux. Dans ce cas, la valeur de ces dettes prend en compte le coût du risque propre à l'émetteur.

D. Évaluation et comptabilisation des instruments dérivés

(a) Cas général

Les instruments dérivés sont évalués à leur juste valeur. Sauf exception détaillée ci-dessous, la variation de juste valeur des instruments dérivés est enregistrée en contrepartie du compte de résultat.

(b) Instruments de couverture

Les instruments dérivés peuvent être désignés comme instruments de couverture, soit dans une relation de juste valeur, soit des flux futurs de trésorerie :
- une couverture de juste valeur permet de couvrir le risque de variation de valeur de tout élément d'actif ou de passif, du fait de l'évolution des taux d'intérêt ou de change ;
- une couverture de flux futurs de trésorerie permet de couvrir les variations de valeur des flux futurs de trésorerie attachés à des actifs ou passifs existants ou futurs.

La comptabilité de couverture est applicable si :
- la relation de couverture est clairement définie et documentée à sa date de mise en place ;
- l'efficacité de la relation de couverture est démontrée dès son origine, et tant qu'elle perdure.

L'application de la comptabilité de couverture a les conséquences suivantes :
- pour les couvertures de juste valeur d'actifs ou de passifs existants, la partie couverte de ces éléments est évaluée au bilan à sa juste valeur. La variation de cette juste valeur est enregistrée en contrepartie du compte de résultat, où elle est compensée par les variations symétriques de juste valeur des instruments financiers de couverture, dans la mesure de leur efficacité ;
- pour les couvertures de flux futurs de trésorerie, la partie efficace de la variation de juste valeur de l'instrument de couverture est enregistrée directement en contrepartie des capitaux propres, la variation de juste valeur de la partie couverte de l'élément n'étant pas enregistrée au bilan. La variation de valeur de la part inefficace est comptabilisée en résultat. Les montants enregistrés en capitaux propres sont repris au compte de résultat symétriquement à la comptabilisation des éléments couverts.

1.15. Stocks

Conformément à la norme IAS 2 « Stocks », les stocks sont évalués au plus faible de leur coût et de leur valeur nette de réalisation. Le coût des stocks est déterminé selon la méthode du « premier entré - premier sorti ». Il incorpore, sur la base d'un niveau d'activité normal, les charges directes et indirectes de production.

Les coûts d'emprunt ne sont pas inclus dans le coût des stocks.

Au sein de la division équipement automobile, dans le cadre d'une commande spécifique reçue du client, des études sont engagées et des outillages spécifiques sont fabriqués ou achetés en vue de produire des pièces ou des modules pour un programme. En cas de paiement garanti contractuellement par le client, les coûts encourus pour les études et les outillages sont enregistrés en stocks et travaux en cours et le chiffre d'affaires est constaté au rythme des étapes techniques validées par le client.

1.16. Impôts différés

Conformément à la norme IAS 12 « Impôts sur le résultat », des impôts différés sont évalués sur toutes les différences temporaires entre les valeurs comptables des actifs et des passifs et leurs valeurs fiscales. Les passifs d'impôts différés sont systématiquement comptabilisés ; les actifs d'impôts différés ne sont reconnus que s'ils ont une chance raisonnable de se réaliser.

Pour ce qui est des participations dans les filiales ou les sociétés mises en équivalence, un passif d'impôt différé est comptabilisé pour toute différence temporaire entre la valeur comptable des titres et leur valeur fiscale sauf :
- si le groupe est en mesure de contrôler la date à laquelle la différence temporaire s'inversera ;
- et qu'il est probable qu'elle ne s'inversera pas dans un avenir prévisible.

En pratique :
- pour les sociétés intégrées globalement, un passif d'impôt est reconnu seulement à hauteur des impôts de distribution sur les dividendes que le groupe a prévu de faire verser par ses filiales l'année suivante ;
- pour les sociétés mises en équivalence, un passif d'impôt de distribution est reconnu sur toutes les différences entre la valeur comptable et la valeur fiscale des titres ;
- les gains d'impôts courants générés par des provisions ou cessions internes ne sont pas annulés par des passifs d'impôts différés, sauf si la différence est temporaire, notamment dans le cas où la cession de la filiale concernée est envisagée.

Les actifs et passifs d'impôts différés ne sont pas actualisés.

1.17. Provisions

Conformément à la norme IAS 37 « Provisions, passifs éventuels et actifs éventuels », une provision est comptabilisée lorsque le groupe a une obligation à la clôture à l'égard d'un tiers et qu'il est probable ou certain qu'elle provoquera une sortie de ressources au bénéfice de ce tiers, sans contrepartie au moins équiva-

lente attendue de celui-ci. Dans le cas des restructurations, une obligation est constituée dès lors que la restructuration a fait l'objet d'une annonce et d'un plan détaillé ou d'un début d'exécution. Les effets d'actualisation sont comptabilisés uniquement lorsqu'ils sont significatifs.

1.18. Engagements de retraites et assimilés

Les salariés du groupe perçoivent, en complément des allocations de retraite conformes aux législations en vigueur dans les pays où sont implantées les sociétés qui les emploient, des suppléments de retraite et des indemnités de départ à la retraite (note 28.1). Le groupe offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies.

Dans le cadre des régimes à cotisations définies le groupe n'a pas d'autre obligation que le paiement de cotisations ; la charge qui correspond à ces cotisations est prise en compte de résultat de l'exercice.

Conformément à la norme IAS 19 « Avantages du personnel », dans le cadre des régimes de prestations définies, les engagements de retraites et assimilés sont évalués par des actuaires indépendants, suivant la méthode des unités de crédits projetées. Selon cette méthode, chaque période de service donne lieu à une unité supplémentaire de droits à prestations et chacune de ces unités est évaluée séparément pour obtenir l'obligation finale. Cette obligation finale est ensuite actualisée. Ces calculs intègrent principalement :
- une hypothèse de date de départ à la retraite ;
- un taux d'actualisation financière ;
- un taux d'inflation ;
- des hypothèses d'augmentation de salaires et de taux de rotation du personnel.

Ces évaluations sont effectuées tous les ans pour les principaux régimes, et tous les trois ans pour les autres régimes, sauf lorsque des modifications d'hypothèses ou de fortes modifications de données démographiques nécessitent des chiffrages à une fréquence plus rapprochée.

Les gains et pertes actuariels sont générés par des changements d'hypothèses ou des écarts d'expérience (écarts entre le projeté et le réel) sur les engagements ou sur les actifs financiers du régime. Ces écarts sont reconnus en résultat suivant la méthode du corridor : ils sont étalés sur la durée résiduelle de vie active des bénéficiaires, pour leur part excédant le plus grand de 10 % des engagements ou de 10 % de la juste valeur des actifs du régime à la date de clôture.

Les fonds externes sont appelés à couvrir la totalité des engagements de retraite y compris la partie non reconnue du fait de l'étalement des écarts actuariels. Ainsi, il se peut que les actifs financiers excèdent les engagements comptabilisés, générant un actif en « Autres valeurs immobilisées ». La reconnaissance de cet actif est cependant limitée au cumul des pertes actuarielles nettes et du coût des services passés non comptabilisés.

Les autres engagements sociaux et assimilés qui font l'objet d'une provision sont :
- pour les filiales françaises et étrangères, le versement de primes à l'occasion de la remise des médailles du travail (note 30.2) ;
- pour certaines filiales implantées aux États-Unis d'Amérique, la couverture des frais médicaux (note 30.3).

1.19. Plans de souscription et d'achat d'actions à prix unitaire convenu

Des options d'achat et de souscription d'actions sont accordées aux dirigeants et à certains salariés du groupe. Conformément à la norme IFRS 2 « Paiement fondé sur des actions », les options sont évaluées à la date d'octroi. Le groupe utilise pour les valoriser le modèle mathématique Black & Scholes. Les évolutions de valeur postérieures à la date d'octroi sont sans incidence sur cette évaluation initiale.

La valeur des options est notamment fonction de leur durée de vie attendue, que le groupe estime correspondre à leur période d'indisponibilité fiscale. Cette valeur est enregistrée en charges de personnel linéairement entre la date d'octroi et la date de maturité (période d'acquisition des droits) avec une contrepartie directe en capitaux propres.

Conformément à la norme IFRS 2, seuls les plans accordés après le 7 novembre 2002 et dont les droits n'étaient pas acquis le 1er janvier 2005 sont évalués et comptabilisés en charges de personnel. En conséquence, les plans antérieurs au 7 novembre 2002 ne sont ni évalués, ni comptabilisés.

1.20. Titres d'autocontrôle

Tous les titres d'autocontrôle détenus par le groupe sont enregistrés à leur coût d'acquisition en diminution des capitaux propres. Le produit de la cession éventuelle des actions d'autocontrôle est imputé directement en augmentation des capitaux propres, de sorte que les éventuelles plus ou moins-values de cession n'affectent pas le résultat net de l'exercice.

Note 2 . Périmètre de consolidation

2.1. Nombre de sociétés consolidées

A. Ventilation à la clôture

	31/12/2006	31/12/2005	31/12/2004
Intégration globale			
Sociétés industrielles et commerciales	288	310	307
Sociétés de financement	34	33	33
	322	**343**	**340**
Mise en équivalence			
Sociétés industrielles et commerciales	33	32	31
Sociétés de financement	1	-	-
	34	**32**	**31**
Nombre de sociétés à la clôture	**356**	**375**	**371**

B. Évolution durant la période

	2006
Nombre de sociétés à l'ouverture	**375**
Nouvelles sociétés :	
- Équipementiers	3
- Autres sociétés industrielles et commerciales	3
- Sociétés de financement	3
Sociétés déconsolidées	(4)
Sociétés absorbées et autres	(24)
Nombre de sociétés à la clôture	**356**

2.2. Évolution significative du périmètre en 2006

Le groupe a cédé à Siemens AG 43 % du capital de la société Siemens Automotiv Hydraulics, et conserve 5 % de participation. Cette société, précédemment consolidée par mise en équivalence, est sortie du périmètre de consolidation le 1er novembre 2006.

Le poste « Sociétés absorbées et autres » concerne en particulier le regroupement, au sein d'une société unique, de 16 filiales françaises du réseau de concessionnaires d'Automobiles Peugeot.

2.3. Impacts des changements du périmètre de consolidation sur les données consolidées

Les changements de périmètre n'ont pas eu d'impact significatif sur les données consolidées du groupe.

Note 3 . Information sectorielle

En application d'IAS 14 « Information sectorielle », le premier niveau d'information sectorielle est organisé par secteur d'activité. Cette distinction est fondée sur les systèmes internes d'organisation et la structure de gestion du groupe.

3.1. Secteurs d'activité

Le groupe est géré en cinq secteurs principaux :
- la division automobile qui regroupe principalement les activités de conception, de fabrication et de commercialisation des voitures particulières et véhicules utilitaires de marque Peugeot et de marque Citroën ;
- la division équipement automobile, constituée du groupe Faurecia spécialisé dans les métiers des pièces d'intérieur véhicule, des sièges d'automobiles, des blocs avant et des systèmes d'échappement ;
- la division transport et logistique, constituée du groupe Gefco spécialisé dans la logistique et le transport de véhicules et de marchandises ;
- la division activités de financement, qui correspond au groupe Banque PSA Finance, assure le financement des ventes aux clients des marques Peugeot et Citroën ainsi que celui de leurs réseaux de distribution ;
- les autres activités du groupe incluent notamment celles des sociétés Peugeot S.A. tête de groupe, Peugeot Motocycles et Process Conception Ingénierie, spécialiste de la conception de biens d'équipements industriels.

Chacune des colonnes du tableau ci-dessous, reprend les chiffres propres de chaque secteur, compris comme une entité indépendante ; la colonne « Éliminations » regroupe la suppression des soldes de bilan et des opérations entre les différents secteurs.

Toutes les relations commerciales inter-activités sont établies sur une base de marché, à des termes et conditions identiques à ceux prévalant pour des fournitures de biens et services à des clients extérieurs au groupe.

2006 *(en millions d'euros)*	Automobile	Équipement automobile	Transport et logistique	Financement	Autres	Éliminations	Total
Chiffre d'affaires net							
- de l'activité (hors groupe)	44 444	9 199	1 272	1 396	283	-	56 594
- ventes inter-activités (groupe)	122	2 450	1 973	365	370	(5 280)	-
Total	**44 566**	**11 649**	**3 245**	**1 761**	**653**	**(5 280)**	**56 594**
Marge opérationnelle	**267**	**69**	**151**	**604**	**17**	**11**	**1 119**
Résultat sectoriel	**(130)**	**(317)**	**154**	**603**	**(33)**	**11**	**288**
Part du résultat dans les sociétés mises en équivalence	9	4	-	-	-	-	13
Autres produits et (charges) à caractère financier	-	-	-	-	-	-	(24)
Résultat financier	-	-	-	-	-	-	(58)
Impôts sur les résultats	-	-	-	-	-	-	(156)
Résultat net consolidé							**63**
Actifs sectoriels à la clôture	**25 842**	**6 505**	**1 140**	**26 570**	**209**	**(1 733)**	**58 533**
Participations dans les sociétés mises en équivalence	541	40	3	12	-	-	596
Titres de participation	-	-	-	-	-	-	53
Actifs financiers	-	-	-	-	-	-	9 120
Actifs d'impôts	-	-	-	-	-	-	748
Actif total à la clôture							**69 050**
Passifs sectoriels à la clôture	**17 363**	**3 279**	**757**	**24 244**	**342**	**(1 874)**	**44 111**
Dettes financières	-	-	-	-	-	-	8 525
Passifs d'impôts	-	-	-	-	-	-	2 352
Capitaux propres	-	-	-	-	-	-	14 062
Passif total à la clôture							**69 050**
Investissements (hors ventes avec clause de rachat)	**2 852**	**515**	**70**	**27**	**20**	**-**	**3 484**
Dotations aux amortissements	**(2 547)**	**(530)**	**(54)**	**(12)**	**(15)**	**-**	**(3 158)**
Pertes de valeur	**(265)**	**(234)**	**-**	**-**	**(41)**	**-**	**(540)**
Capitaux employés à la clôture	**8 054**	**3 291**	**370**	**2 652**	**(421)**	**141**	**14 087**

2005 *(en millions d'euros)*	Automobile	Équipement automobile	Transport et logistique	Financement	Autres	Éliminations	Total
Chiffre d'affaires net							
- de l'activité (hors groupe)	44 940	8 510	1 157	1 380	280	-	56 267
- ventes inter-activités (groupe)	131	2 468	1 843	276	429	(5 147)	-
Total	**45 071**	**10 978**	**3 000**	**1 656**	**709**	**(5 147)**	**56 267**
Marge opérationnelle	**916**	**267**	**145**	**607**	**1**	**4**	**1 940**
Résultat sectoriel	**911**	**(47)**	**148**	**609**	**(17)**	**3**	**1 607**
Part du résultat dans les sociétés mises en équivalence	(61)	6	-	-	-	-	(55)
Autres produits et (charges) à caractère financier	-	-	-	-	-	-	(18)
Résultat financier	-	-	-	-	-	-	(59)
Impôts sur les résultats	-	-	-	-	-	-	(485)
Résultat net consolidé							**990**
Actifs sectoriels à la clôture	**25 360**	**6 694**	**1 182**	**25 998**	**297**	**(1 674)**	**57 857**
Participations dans les sociétés mises en équivalence	558	35	3	-	-	-	596
Titres de participation	-	-	-	-	-	-	46
Actifs financiers	-	-	-	-	-	-	9 910
Actifs d'impôts	-	-	-	-	-	-	766
Actif total à la clôture							**69 175**
Passifs sectoriels à la clôture	**16 873**	**3 146**	**741**	**23 904**	**381**	**(1 772)**	**43 273**
Dettes financières	-	-	-	-	-	-	8 992
Passifs d'impôts	-	-	-	-	-	-	2 504
Capitaux propres	-	-	-	-	-	-	14 406
Passif total à la clôture							**69 175**
Investissements (hors ventes avec clause de rachat)	**3 061**	**656**	**63**	**31**	**21**	**-**	**3 832**
Dotations aux amortissements	**(2 422)**	**(504)**	**(51)**	**(12)**	**(17)**	**-**	**(3 006)**
Pertes de valeur	**-**	**(180)**	**-**	**-**	**(13)**	**-**	**(193)**
Capitaux employés à la clôture	**7 854**	**3 609**	**442**	**2 419**	**(299)**	**98**	**14 123**

2004 *(en millions d'euros)*	Automobile	Équipement automobile	Transport et logistique	Financement	Autres	Éliminations	Total
Chiffre d'affaires net							
- de l'activité (hors groupe)	44 999	8 157	1 064	1 360	525	-	56 105
- ventes inter-activités (groupe)	240	2 562	1 830	241	374	(5 247)	-
Total	**45 239**	**10 719**	**2 894**	**1 601**	**899**	**(5 247)**	**56 105**
Marge opérationnelle	**1 503**	**283**	**158**	**518**	**26**	**(7)**	**2 481**
Résultat sectoriel	**1 505**	**223**	**154**	**514**	**16**	**(7)**	**2 405**
Part du résultat dans les sociétés mises en équivalence	5	8	-	-	-	-	13
Autres produits et (charges) à caractère financier	-	-	-	-	-	-	104
Résultat financier	-	-	-	-	-	-	(70)
Impôts sur les résultats	-	-	-	-	-	-	(772)
Résultat net consolidé							**1 680**
Actifs sectoriels à la clôture	**24 495**	**6 574**	**1 120**	**24 853**	**514**	**(1 931)**	**55 625**
Participations dans les sociétés mises en équivalence	581	33	-	-	-	-	614
Titres de participation	-	-	-	-	-	-	66
Actifs financiers	-	-	-	-	-	-	8 604
Actifs d'impôts	-	-	-	-	-	-	660
Actif total à la clôture							**65 569**
Passifs sectoriels à la clôture	**17 407**	**2 996**	**654**	**23 142**	**596**	**(1 977)**	**42 818**
Dettes financières	-	-	-	-	-	-	6 694
Passifs d'impôts	-	-	-	-	-	-	2 354
Capitaux propres	-	-	-	-	-	-	13 703
Passif total à la clôture							**65 569**
Investissements (hors ventes avec clause de rachat)	**3 126**	**538**	**91**	**36**	**15**	**-**	**3 806**
Dotations aux amortissements	**(2 356)**	**(617)**	**(55)**	**(12)**	**(21)**	**-**	**(3 061)**
Pertes de valeur	**-**	**-**	**-**	**-**	**(7)**	**-**	**(7)**
Capitaux employés à la clôture	**6 489**	**3 658**	**476**	**2 098**	**(364)**	**46**	**12 403**

3.2. Zones géographiques

Les postes ci-dessous sont ventilés : pour le chiffre d'affaires par zone de commercialisation à la clientèle, pour les investissements par zone d'implantation des sociétés consolidées.

2006 *(en millions d'euros)*	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Chiffre d'affaires	45 087	2 844	2 758	5 905	56 594
Investissements (corporels et incorporels)	2 966	242	145	131	3 484

2005 *(en millions d'euros)*	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Chiffre d'affaires	46 083	2 300	2 150	5 734	56 267
Investissements (corporels et incorporels)	3 105	484	83	160	3 832

2004 *(en millions d'euros)*	Europe de l'Ouest	Autres pays d'Europe	Amérique latine	Reste du monde	Total
Chiffre d'affaires	46 529	2 151	1 409	6 016	56 105
Investissements (corporels et incorporels)	3 407	255	83	61	3 806

Pour mettre en cohérence la répartition du chiffre d'affaires avec la présentation des volumes de ventes par zone géographique, le chiffre d'affaires réalisé par le groupe en Turquie est désormais présenté, pour les trois années, dans la zone « Reste du monde » au lieu de « Autres pays d'Europe » précédemment.

Note 4 . Chiffre d'affaires

(en millions d'euros)	**2006**	2005	2004
Ventes de biens	51 550	51 278	51 131
Prestations de services	3 648	3 609	3 614
Activités de financement	1 396	1 380	1 360
Total	**56 594**	**56 267**	**56 105**

Note 5 . Frais de personnel

Les frais de personnel inscrit à l'effectif des sociétés du groupe se ventilent comme suit :

(en millions d'euros)	**2006**	2005	2004
Automobile	(6 147)	(6 162)	(5 970)
Équipement automobile	(2 104)	(2 002)	(1 927)
Transport et logistique	(390)	(368)	(342)
Financement	(123)	(120)	(119)
Autres	(120)	(140)	(158)
Total	**(8 884)**	**(8 792)**	**(8 516)**

Le détail des charges liées aux plans d'option d'achat d'actions est donné en note 26.2.D, celui des charges de retraites en note 28.1.F.

Note 6 . Dotations aux amortissements des immobilisations corporelles et incorporelles

Les amortissements inclus dans les charges opérationnelles concernent les actifs suivants :

(en millions d'euros)	**2006**	2005	2004
Frais de développement	(704)	(594)	(504)
Autres immobilisations incorporelles	(70)	(65)	(187)
Outillages spécifiques	(748)	(670)	(615)
Autres immobilisations corporelles	(1 636)	(1 677)	(1 755)
Total	**(3 158)**	**(3 006)**	**(3 061)**

Note 7 . Frais d'études, de recherche et de développement

7.1. Effets de l'activation sur le compte de résultat

(en millions d'euros)	**2006**	2005	2004
Total des dépenses engagées	(2 175)	(2 151)	(2 183)
Frais de développement activés (note 13.1)	882	856	885
Frais non activés	**(1 293)**	**(1 295)**	**(1 298)**
Amortissement des frais de développement activés (note 13.1)	(704)	(594)	(504)
Total	**(1 997)**	**(1 889)**	**(1 802)**

Les pertes de valeurs sur frais de développement activés sont indiquées en note 8.

7.2. Effets de l'activation sur le tableau de flux de trésorerie

(en millions d'euros)	**2006**	2005	2004
Effets sur le résultat	178	262	381
Effets sur les amortissements	(704)	(594)	(504)
Effets sur la marge brute d'autofinancement	**882**	**856**	**885**
Effets sur les flux d'investissements	**(882)**	**(856)**	**(885)**
Total	**0**	**0**	**0**

Note 8 ▪ Autres produits et charges

Les autres produits et charges incluent les montants suivants :

(en millions d'euros)	**2006**	2005	2004
Perte de valeur des UGT du groupe Faurecia (note 8.1)	(198)	(180)	-
Autres pertes de valeur des actifs immobilisés du groupe Faurecia (note 8.2)	(36)	-	-
Perte de valeur des UGT de la division automobile (note 8.3)	(194)	-	-
Perte de valeur des UGT des autres secteurs (note 8.4)	(41)	-	-
Frais de rationalisation des structures (note 8.5)	(429)	(160)	(92)
Effet de l'actualisation sur engagements sociaux (note 28.1.E)	(186)	(187)	(184)
Rendement attendu des actifs financiers sur engagements sociaux (note 28.1.E)	188	168	149
Variation de la part inefficace des options de change	(43)	(40)	(28)
Plus-values nettes sur cessions de titres de placement « disponibles à la vente » et de titres de participation	24	51	188
Résultat de cession de biens immobiliers (note 8.6)	93	6	6
Autres produits et frais financiers	(13)	(6)	(7)
Autres	(20)	(3)	(4)
Total	**(855)**	**(351)**	**28**

8.1. Perte de valeur des UGT du groupe Faurecia

Conformément au principe énoncé en note 1.13, la valeur comptable de chaque groupe d'actifs a fait l'objet d'une comparaison avec sa valeur d'utilité définie comme égale à la somme des flux futurs de trésorerie actualisés, issus des dernières prévisions, pour chacun des groupes d'unités génératrices de trésorerie (Plan à Moyen Terme établi pour la période 2007-2010).

L'extrapolation des prévisions de la dernière année du plan à moyen terme (2010), projetée à l'infini, est déterminée en appliquant un taux de croissance de 1,5 % apprécié en fonction des prévisions d'évolution du marché automobile par les analystes. Ce taux est identique à celui retenu pour la réalisation du test de l'exercice précédent.

Un expert indépendant a été consulté pour déterminer le coût moyen pondéré du capital utilisable pour actualiser les flux de trésorerie futurs. Le calcul spécifique qu'il a établi a pris en compte pour la détermination des paramètres de marché un échantillon de 12 sociétés du secteur des équipementiers automobiles (6 sociétés européennes et 6 sociétés américaines). Compte tenu de ces paramètres et d'une prime de risque de marché retenue à 5 %, le coût moyen du capital utilisé comme taux pour actualiser les flux futurs a été fixé à 7,9 %. Ce taux est inchangé depuis 2004.

À fin 2005, les tests de valeur ont conduit à constater en « Autres produits et charges » une dépréciation de 180 millions d'euros, dont 42 millions d'euros sur les actifs immobilisés et 138 millions d'euros sur l'écart d'acquisition dégagé lors de la reprise en 2001 des activités du groupe Sommer Allibert concernant les actifs de l'activité Intérieur véhicule.

En 2006, les tests de valeur ont conduit à constater en « Autres produits et charges », une dépréciation supplémentaire de 198 millions d'euros, dont 73 millions d'euros sur les actifs immobilisés et 125 millions d'euros sur l'écart d'acquisition concernant l'activité Intérieur véhicule.

Cette dépréciation est due à la baisse constatée depuis fin 2005 de la rentabilité opérationnelle de l'activité Intérieur véhicule, au décalage dans le temps de l'évolution du plan d'amélioration de la rentabilité et aux conséquences d'une politique commerciale plus sélective sur les prévisions de chiffre d'affaires.

La sensibilité du résultat du test aux variations des hypothèses retenues pour la détermination de la valeur d'utilité des actifs de l'activité Intérieur véhicule est reflétée dans le tableau ci-dessous :

	Sensibilité	
(en millions d'euros)	+ 1 %	- 1 %
Taux d'actualisation des flux de trésorerie	(146)	200
Taux de croissance à l'infini	166	(121)

8.2. Autres pertes de valeur des actifs immobilisés du groupe Faurecia

Elles concernent des dépréciations d'actifs immobilisés des activités Sièges d'automobiles pour (32) millions d'euros et Bloc avant pour (4) millions d'euros.

8.3. Perte de valeur des UGT de la division automobile

Conformément au principe énoncé en note 1.13, la valeur comptable de chaque UGT Véhicule et de l'UGT globale Division Automobile a fait l'objet d'une comparaison avec sa valeur d'utilité. La valeur d'utilité est définie comme égale à la somme des flux futurs de trésorerie actualisés, calculés à partir des données issues du Plan à Moyen Terme 2007-2009, et du plan stratégique à dix ans pour les véhicules en développement.

L'actualisation des flux de trésorerie a été réalisée en utilisant un coût moyen pondéré du capital de 8 % déterminé par un expert indépendant.

À fin 2006, ces tests de valeur ont conduit à déprécier deux UGT Véhicules, à hauteur de 194 millions d'euros. Cette dépréciation est essentiellement due à la baisse des volumes constatée sur ces modèles.

Les pertes de valeur ont été imputées en priorité sur les frais de développement activés (108 millions d'euros), puis sur les outillages spécifiques au prorata des valeurs nettes comptables (86 millions d'euros).

8.4. Perte de valeur des UGT des autres secteurs

Les actifs de la société Peugeot Motocycles ont également fait l'objet d'une dépréciation suite à de nouvelles estimations en 2006 sur les activités de la société. La dépréciation comptabilisée sur 2006 s'élève à 41 millions d'euros affectée uniquement à des immobilisations corporelles.

Les tests ont été réalisés en utilisant une valeur d'utilité définie comme égale à la somme des flux futurs de trésorerie actualisés, issus des dernières prévisions à moyen terme 2007-2009 de l'entreprise projetées à l'infini avec un taux de croissance nul. L'actualisation des flux de trésorerie a été réalisée en utilisant un coût moyen pondéré du capital de 9,7 % déterminé par un expert indépendant.

8.5. Frais de rationalisation des structures

A. Ventilation par nature

(en millions d'euros)	**2006**	2005	2004
Départs anticipés de certains salariés[1]	(5)	4	(24)
Coûts de réduction d'effectifs	(347)	(152)	(66)
Coûts d'arrêt de production	(77)	(12)	(2)
Total	**(429)**	**(160)**	**(92)**

(1) Départs anticipés de certains salariés relatifs aux accords d'entreprise signés en 1999 pour la division automobile et en 2001 pour la division équipement automobile. Les effectifs concernés à la clôture de l'exercice 2006 sont de 7 035 personnes dont 358 au titre du groupe Faurecia.

En 2006, les frais de rationalisation incluent :

• 237 millions d'euros liés à la cessation d'activité du site PSA PEUGEOT CITROËN de Ryton (Royaume-Uni).
L'annonce le 18 avril 2006 de la réduction de la production à partir de juillet 2006, puis de l'arrêt de l'activité du site anglais de Ryton en 2007, se traduit dans les comptes du groupe à fin 2006 par la constatation d'une charge de restructuration pour un montant de 237 millions d'euros. Cette charge couvre :
- l'impact du plan social portant sur 2 069 personnes (indemnités et mesures d'accompagnement) pour 158 millions d'euros ;
- la réduction de la valeur nette comptable des actifs corporels du site pour 71 millions d'euros ;
- les autres impacts qui comprennent les moyens engagés sur place pour assurer la mise en œuvre et le suivi du plan.

Ces coûts sont partiellement compensés par une reprise nette de provision de 14 millions d'euros relative aux engagements de retraites.

• 169 millions d'euros liés aux frais de rationalisation du groupe Faurecia.
En 2005, les frais de rationalisation incluent les coûts de réduction d'effectifs de Faurecia pour 124 millions d'euros, et les coûts de la suppression de la troisième équipe dans l'usine de Ryton pour 26 millions d'euros.

B. Effectifs concernés par les plans de réduction d'effectifs

(en nombre de personnes)	**2006**	2005	2004
France	1 820	1 111	460
Royaume-Uni	2 266	932	710
Allemagne	617	689	505
Espagne	169	245	15
Autres pays d'Europe	194	253	36
Autres pays hors Europe	88	258	149
Total	**5 154**	**3 488**	**1 875**

8.6. Résultat de cession de biens immobiliers

Le résultat de cession de biens immobiliers intègre une plus-value de 80 millions d'euros sur les ventes d'un terrain à Coventry (Royaume-Uni), et de deux terrains à Madrid (Espagne).

Note 9 ▪ Produits sur prêts, titres de placement et trésorerie

Les produits financiers sur prêts correspondent aux intérêts courus déterminés selon la méthode définie en note 1.14.B (b).

(en millions d'euros)	**2006**	2005	2004
Produits financiers sur prêts	28	28	17
Produits financiers sur trésorerie	342	324	303
Réévaluation des titres de placement « comptabilisés selon l'option juste valeur »	(2)	(1)	5
Résultat sur instruments de taux associés aux placements	2	4	(6)
Total	**370**	**355**	**319**

Note 10 ■ Charges de financement

(en millions d'euros)	**2006**	2005	2004
Frais financiers sur autres emprunts	(228)	(206)	(214)
Frais financiers sur découverts bancaires	(184)	(175)	(147)
Frais financiers sur location financement	(14)	(8)	(9)
Résultat de change sur opérations financières	3	(3)	(5)
Résultat des couvertures sur emprunts[1]	11	(5)	1
Autres	(16)	(17)	(15)
Total	**(428)**	**(414)**	**(389)**

(1) Le résultat des couvertures sur emprunt correspond à la réévaluation des emprunts liée à la variation des taux d'intérêt et à la réévaluation des instruments de couverture tels que définis en note 1.14.C (a).

Note 11 ■ Impôts sur les résultats

11.1. Évolution des postes de bilan

2006 *(en millions d'euros)*	Ouverture	Charge	Capitaux propres	Règlements	Conversion et autres	Clôture
Impôts courants						
Actif	156					213
Passif	(137)					(169)
Total	**19**	**(279)**	**-**	**300**	**4**	**44**
Impôts différés						
Actif	610					535
Passif	(2 367)					(2 183)
Total	**(1 757)**	**123**	**2**	**-**	**(16)**	**(1 648)**

2005 *(en millions d'euros)*	Ouverture	Charge	Capitaux propres	Règlements	Conversion et autres	Clôture
Impôts courants						
Actif	128					156
Passif	(136)					(137)
Total	**(8)**	**(367)**	**-**	**395**	**(1)**	**19**
Impôts différés						
Actif	532					610
Passif	(2 218)					(2 367)
Total	**(1 686)**	**(118)**	**29**	**-**	**18**	**(1 757)**

2004 *(en millions d'euros)*	Ouverture	Charge	Capitaux propres	Règlements	Conversion et autres	Clôture
Impôts courants						
Actif	161					128
Passif	(116)					(136)
Total	**45**	**(467)**	**-**	**418**	**(4)**	**(8)**
Impôts différés						
Actif	573					532
Passif	(1 985)					(2 218)
Total	**(1 412)**	**(305)**	**45**	**-**	**(14)**	**(1 686)**

11.2. Charge d'impôts sur les résultats des sociétés intégrées

(en millions d'euros)	**2006**	2005	2004
Impôts courants (note 11.2. A)			
Impôts sur les bénéfices	(276)	(362)	(459)
Impôts sur distributions intragroupe effectuées	(3)	(5)	(8)
Impôts différés			
Impôts différés de la période	342	(75)	(289)
Actifs sur déficits non reconnus et pertes de valeur	(219)	(75)	(31)
Effets du changement de taux en France (note 11.2. B)	-	32	15
Total	**(156)**	**(485)**	**(772)**

A. Impôts courants

La charge d'impôts courants est égale aux montants d'impôts sur les bénéfices dus aux administrations fiscales au titre de l'exercice, en fonction des règles et des taux d'imposition en vigueur dans les différents pays.

Le 1er janvier 2005, la société Peugeot S.A. a renouvelé son option pour le régime d'intégration fiscale de droit commun prévu à l'article 223 A du Code général des impôts pour elle-même et les filiales françaises contrôlées au moins à 95 %.

B. Impôts différés

La charge d'impôts différés est déterminée selon la méthode comptable précisée en note 1.16.

La loi de finances n° 2004-1484 du 30 décembre 2004 a décidé la disparition progressive de la contribution additionnelle qui était fixée depuis 2002 à 3 % de l'impôt de base dû. Elle est passée à 1,5 % au 1er janvier 2005 et a été supprimée en 2006.

La loi de finances rectificative n° 2004-1485 du 30 décembre 2004 a décidé :
- la diminution de la taxation de toutes les plus et moins-values à long terme de 19 % à 15 % à compter de 2005 ;
- la disparition progressive de la taxation des plus-values nettes à long terme réalisées sur la cession des titres de participation. Cette taxation a été ramenée à 8 % en 2006 et sera supprimée à compter de 2007.

Le taux de base de l'impôt sur les sociétés en France est de 33,33 %.

La loi sur le financement de la Sécurité sociale n° 99-1140 du 29 décembre 1999 a instauré un complément d'imposition égal à 3,3 % de l'impôt de base dû ; pour les sociétés françaises le taux légal d'imposition se trouve ainsi majoré de 1,1 %.

Les actifs et passifs d'impôts différés ont été diminués en conséquence.

De plus, la même loi de finances rectificative a décidé pour 2005 le transfert obligatoire de la réserve spéciale des plus-values à long terme à un compte de réserve ordinaire, à concurrence d'un montant maximal de 200 millions d'euros ; ceci en exonération des compléments d'impôt, sous réserve du paiement d'une taxe libératoire de 2,5 %. Une charge d'impôt a été constatée sur l'exercice 2004 à hauteur de 6 millions d'euros pour l'ensemble des sociétés du groupe.

11.3. Réconciliation entre l'impôt au taux légal en France et l'impôt du compte de résultat consolidé

(en millions d'euros)	**2006**	2005	2004
Résultat avant impôt des sociétés consolidées par intégration globale	**206**	**1 530**	**2 439**
Taux d'impôt légal en France pour l'exercice	*34,4 %*	*34,9 %*	*35,4 %*
Impôt théorique calculé au taux d'impôt légal en France pour l'exercice	**(71)**	**(534)**	**(863)**
Changement du taux en France	-	32	15
Différences permanentes	(6)	(31)	(5)
Résultat taxable à taux réduit	52	28	49
Crédits d'impôts	76	38	24
Différences de taux à l'étranger et autres	12	57	39
Actifs sur déficits non reconnus et pertes de valeur	(219)	(75)	(31)
Impôts sur les résultats	**(156)**	**(485)**	**(772)**

En 2005 et 2006, les « Différences de taux à l'étranger et autres » intègrent l'effet de la perte de valeur sur écart d'acquisition des UGT du groupe Faurecia, qui est sans effet d'impôt. Les actifs sur déficits non reconnus et pertes de valeur concernent essentiellement le groupe Faurecia.

11.4. Impôts différés actifs et passifs

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Crédits d'impôts	**21**	**25**	**12**
Impôts différés actifs sur déficits			
Valeur brute	621	507	458
Pertes de valeur	(83)	(70)	(62)
Actifs sur déficits non reconnus à l'origine	(486)	(308)	(231)
Total	**52**	**129**	**165**
Autres impôts différés actifs	**462**	**456**	**355**
Impôts différés actifs	**535**	**610**	**532**
Impôts différés passifs	**(2 183)**	**(2 367)**	**(2 218)**

Note 12 . Résultat net par action

Le résultat net par action est calculé sur la base du nombre moyen pondéré d'actions en circulation dans le courant de l'exercice.

Le nombre moyen d'actions en circulation est calculé sur la base des différentes évolutions du capital social, corrigées des détentions par le groupe de ses propres actions.

Il est par ailleurs donné après effet dilutif de la levée des options d'achat d'actions, calculé suivant la méthode du « rachat d'actions ». Cet effet est le suivant sur le nombre d'actions :

	2006	2005	2004
Nombre moyen d'actions de 1 euro en circulation	228 662 232	230 211 537	236 093 169
Effet dilutif des options d'achat suivant la méthode du « rachat d'actions » (note 26.2)	399 015	535 209	336 191
Nombre moyen d'actions après dilution	**229 061 247**	**230 746 746**	**236 429 360**

Compte tenu des caractéristiques des plans (note 26.2) et du cours moyen de l'action Peugeot S.A., seuls les plans 1999 à 2003 ont un effet dilutif en 2006 (comme en 2005). En 2004, seuls les plans 1999 et 2000 avaient cet effet dilutif.

Note 13 . Écarts d'acquisition et immobilisations incorporelles

13.1. Évolutions de la valeur nette comptable

2006 *(en millions d'euros)*	Écarts d'acquisition	Frais de développement	Logiciels et autres	Immobilisations incorporelles
Valeur brute				
À l'ouverture de l'exercice	**1 890**	**5 824**	**1 265**	**7 089**
Acquisitions et augmentations	-	882	102	984
Sorties	-	(8)	(8)	(16)
Changement de périmètre et autres	-	(34)	27	(7)
Écart de conversion	(5)	(13)	(4)	(17)
À la clôture de l'exercice	**1 885**	**6 651**	**1 382**	**8 033**
Amortissements et pertes de valeur				
À l'ouverture de l'exercice	**(138)**	**(2 173)**	**(952)**	**(3 125)**
Dotations	N/A	(704)	(70)	(774)
Pertes de valeur	(125)	(131)	-	(131)
Sorties	N/A	9	4	13
Changement de périmètre et autres	-	17	(4)	13
Écart de conversion	-	3	2	5
À la clôture de l'exercice	**(263)**	**(2 979)**	**(1 020)**	**(3 999)**
Valeur nette à l'ouverture de l'exercice	1 752	3 651	313	3 964
Valeur nette à la clôture de l'exercice	**1 622**	**3 672**	**362**	**4 034**

2005 *(en millions d'euros)*	Écarts d'acquisition	Frais de développement	Logiciels et autres	Immobilisations incorporelles
Valeur brute				
À l'ouverture de l'exercice	**1 873**	**4 965**	**1 158**	**6 123**
Acquisitions et augmentations	7	856	104	960
Sorties	-	-	(5)	(5)
Changement de périmètre et autres	-	-	3	3
Écart de conversion	10	3	5	8
À la clôture de l'exercice	**1 890**	**5 824**	**1 265**	**7 089**
Amortissements et pertes de valeur				
À l'ouverture de l'exercice	**-**	**(1 572)**	**(887)**	**(2 459)**
Dotations	N/A	(594)	(65)	(659)
Pertes de valeur	(138)	-	-	-
Sorties	N/A	-	3	3
Changement de périmètre et autres	-	-	(1)	(1)
Écart de conversion	-	(7)	(2)	(9)
À la clôture de l'exercice	**(138)**	**(2 173)**	**(952)**	**(3 125)**
Valeur nette à l'ouverture de l'exercice	1 873	3 393	271	3 664
Valeur nette à la clôture de l'exercice	**1 752**	**3 651**	**313**	**3 964**

2004 *(en millions d'euros)*	Écarts d'acquisition	Frais de développement	Logiciels et autres	Immobilisations incorporelles
Valeur brute				
À l'ouverture de l'exercice	**1 818**	**4 072**	**1 054**	**5 126**
Acquisitions et augmentations	72	885	117	1 002
Sorties	-	-	(14)	(14)
Changement de périmètre et autres	-	(1)	2	1
Écart de conversion	(17)	9	(1)	8
À la clôture de l'exercice	**1 873**	**4 965**	**1 158**	**6 123**
Amortissements et pertes de valeur				
À l'ouverture de l'exercice	**-**	**(1 073)**	**(710)**	**(1 783)**
Dotations	N/A	(504)	(187)	(691)
Sorties	N/A	-	10	10
Changement de périmètre et autres	-	4	-	4
Écart de conversion	-	1	-	1
À la clôture de l'exercice	**-**	**(1 572)**	**(887)**	**(2 459)**
Valeur nette à l'ouverture de l'exercice	1 818	2 999	344	3 343
Valeur nette à la clôture de l'exercice	**1 873**	**3 393**	**271**	**3 664**

13.2. Détail des écarts d'acquisition à la clôture de l'exercice

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Valeur nette			
Faurecia	187	187	187
Activités de Faurecia :			
- Sièges d'automobiles	793	793	792
- Intérieur véhicule	239	364	503
- Bloc avant	96	96	96
- Systèmes d'échappement	161	162	155
Dongfeng Peugeot Citroën Automobile	59	63	53
Peugeot Automotiv Pazarlama AS (Popas)	12	12	12
Crédipar	75	75	75
Total	**1 622**	**1 752**	**1 873**

Note 14 ■ Immobilisations corporelles

2006 *(en millions d'euros)*	Terrains et constructions	Matériel et outillages	Véhicules donnés en location[2]	Matériel de transport et de manutention	Agencements, installations et autres	Encours	Total
Valeur brute							
À l'ouverture de l'exercice	**6 098**	**23 457**	**2 309**	**377**	**963**	**2 393**	**35 597**
Acquisitions et augmentations[1]	529	2 767	-	29	83	(763)	2 645
Sorties	(115)	(1 063)	-	(33)	(20)	-	(1 231)
Changement de périmètre et autres	8	210	427	(6)	(39)	(223)	377
Écart de conversion	(19)	(79)	-	(1)	(6)	14	(91)
À la clôture de l'exercice	**6 501**	**25 292**	**2 736**	**366**	**981**	**1 421**	**37 297**
Amortissements et pertes de valeur							
À l'ouverture de l'exercice	**(2 914)**	**(16 568)**	**(297)**	**(254)**	**(607)**	**-**	**(20 640)**
Dotations	(297)	(1 930)	(47)	(26)	(84)	-	(2 384)
Pertes de valeur	(31)	(253)	-	-	-	-	(284)
Sorties	85	1 038	-	24	16	-	1 163
Changement de périmètre et autres	(9)	21	32	-	22	-	66
Écart de conversion	7	39	-	-	4	-	50
À la clôture de l'exercice	**(3 159)**	**(17 653)**	**(312)**	**(256)**	**(649)**	**-**	**(22 029)**
Valeur nette à l'ouverture de l'exercice	3 184	6 889	2 012	123	356	2 393	14 957
Valeur nette à la clôture de l'exercice	**3 342**	**7 639**	**2 424**	**110**	**332**	**1 421**	**15 268**

(1) Y compris immobilisations corporelles acquises en location financement.

(2) Le mouvement « Autres » du poste « Véhicules donnés en location » comprend les variations nettes de l'exercice (acquisitions diminuées des sorties), dans la mesure où ces mouvements n'engendrent pas de mouvement de trésorerie.

2005 (en millions d'euros)	Terrains et constructions	Matériel et outillages	Véhicules donnés en location[2]	Matériel de transport et de manutention	Agencements, installations et autres	Encours	Total
Valeur brute							
À l'ouverture de l'exercice	**5 618**	**22 668**	**2 254**	**494**	**966**	**1 556**	**33 556**
Acquisitions et augmentations[1]	329	1 356	-	42	67	1 133	2 927
Sorties	(137)	(937)	-	(27)	(32)	-	(1 133)
Changement de périmètre et autres	228	208	55	(134)	(49)	(314)	(6)
Écart de conversion	60	162	-	2	11	18	253
À la clôture de l'exercice	**6 098**	**23 457**	**2 309**	**377**	**963**	**2 393**	**35 597**
Amortissements et pertes de valeur							
À l'ouverture de l'exercice	**(2 601)**	**(15 462)**	**(305)**	**(371)**	**(599)**	**-**	**(19 338)**
Dotations	(239)	(1 929)	(60)	(33)	(86)	-	(2 347)
Pertes de valeur	-	(55)	-	-	-	-	(55)
Sorties	127	902	-	18	30	-	1 077
Changement de périmètre et autres	(187)	65	68	133	54	-	133
Écart de conversion	(14)	(89)	-	(1)	(6)	-	(110)
À la clôture de l'exercice	**(2 914)**	**(16 568)**	**(297)**	**(254)**	**(607)**	**-**	**(20 640)**
Valeur nette à l'ouverture de l'exercice	3 017	7 206	1 949	123	367	1 556	14 218
Valeur nette à la clôture de l'exercice	**3 184**	**6 889**	**2 012**	**123**	**356**	**2 393**	**14 957**

2004 (en millions d'euros)	Terrains et constructions	Matériel et outillages	Véhicules donnés en location[2]	Matériel de transport et de manutention	Agencements, installations et autres	Encours	Total
Valeur brute							
À l'ouverture de l'exercice	**5 125**	**21 301**	**2 232**	**501**	**878**	**1 983**	**32 020**
Acquisitions et augmentations[1]	560	2 555	-	49	142	(473)	2 833
Sorties	(71)	(1 157)	-	(54)	(44)	-	(1 326)
Changement de périmètre et autres	2	(22)	22	(2)	(10)	35	25
Écart de conversion	2	(9)	-	-	-	11	4
À la clôture de l'exercice	**5 618**	**22 668**	**2 254**	**494**	**966**	**1 556**	**33 556**
Amortissements et pertes de valeur							
À l'ouverture de l'exercice	**(2 405)**	**(14 719)**	**(311)**	**(363)**	**(552)**	**-**	**(18 350)**
Dotations	(264)	(1 895)	(57)	(57)	(97)	-	(2 370)
Pertes de valeur	-	(7)	-	-	-	-	(7)
Sorties	63	1 140	-	47	41	-	1 291
Changement de périmètre et autres	2	14	63	2	10	-	91
Écart de conversion	3	5	-	-	(1)	-	7
À la clôture de l'exercice	**(2 601)**	**(15 462)**	**(305)**	**(371)**	**(599)**	**-**	**(19 338)**
Valeur nette à l'ouverture de l'exercice	2 720	6 582	1 921	138	326	1 983	13 670
Valeur nette à la clôture de l'exercice	**3 017**	**7 206**	**1 949**	**123**	**367**	**1 556**	**14 218**

(1) Y compris immobilisations corporelles acquises en location financement.

(2) Le mouvement « Autres » du poste « Véhicules donnés en location » comprend les variations nettes de l'exercice (acquisitions diminuées des sorties), dans la mesure où ces mouvements n'engendrent pas de mouvement de trésorerie.

Les véhicules donnés en location comprennent les véhicules loués à des particuliers par les sociétés de location du groupe, et les véhicules vendus avec clause de rachat retraités selon les principes énoncés en note 1.5.A.

Ils se ventilent comme suit :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Véhicules sous clause de rachat	2 174	1 800	1 741
Véhicules donnés en location courte durée	250	212	208
Total valeur nette	**2 424**	**2 012**	**1 949**

Note 15 ▪ Titres mis en équivalence

Les sociétés mises en équivalence sont très généralement des sociétés industrielles et commerciales qui ont pour objet de produire soit des pièces et équipements destinés à la construction automobile soit des véhicules complets.

15.1. Évolution de la valeur d'équivalence

(en millions d'euros)	**2006**	2005	2004
À l'ouverture de l'exercice	**596**	**614**	**548**
Dividendes et transferts de résultat	(3)	(4)	(6)
Quote-part du résultat net	13	(55)	13
Entrées en consolidation :			
- Dongfeng Peugeot Citroën Automobile Finance Company	12	-	-
- Sociétés du groupe Faurecia	3	-	3
- Stafim	-	-	5
- Gefco Chine	-	2	
Rachats de minoritaires de Dongfeng Peugeot Citroën Automobile	-	-	79
Augmentation de capital	1	-	-
Sorties	(3)	-	(20)
Écart de conversion	(23)	39	(8)
À la clôture de l'exercice	**596**	**596**	**614**

15.2. Quote-part des capitaux propres des sociétés mises en équivalence

(en millions d'euros)	Dernier % de détention	**31/12/2006**	31/12/2005	31/12/2004
Coopération avec Renault				
Française de Mécanique	50 %	49	58	68
Société de Transmissions Automatiques	20 %	3	3	3
Coopération avec Fiat				
Sevelnord	50 %	62	62	63
Giesevel	50 %	15	12	11
Sevelind	50 %	16	6	(19)
Sevel SpA	50 %	86	107	111
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	118	113	142
Coopération avec Dongfeng				
Dongfeng Peugeot Citroën Automobile	50 %	185	190	194
Dongfeng Peugeot Citroën Automobile Finance Company	25 %	12	-	-
Autres				
Siemens Automotiv Hydraulics	5 %	-	2	3
Stafim	34 %	7	6	5
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	3	2	-
Sociétés du groupe Faurecia		40	35	33
Total		**596**	**596**	**614**

15.3. Quote-part des résultats nets des sociétés mises en équivalence

(en millions d'euros)	Dernier % de détention	**2006**	2005	2004
Coopération avec Renault				
Française de Mécanique	50 %	(9)	(10)	(4)
Société de Transmissions Automatiques	20 %	-	-	-
Coopération avec Fiat				
Sevelnord	50 %	-	(1)	16
Giesevel	50 %	3	1	3
Sevelind	50 %	10	25	22
Sevel SpA	50 %	(21)	(4)	5
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	13	(34)	(11)
Coopération avec Dongfeng				
Dongfeng Peugeot Citroën Automobile	50 %	11	(38)	(26)
Dongfeng Peugeot Citroën Automobile Finance Company	25 %	-	-	-
Autres				
Siemens Automotiv Hydraulics	5 %	1	(1)	-
Stafim	34 %	1	1	1
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	-	-	-
Sociétés du groupe Faurecia		4	6	7
Total		**13**	**(55)**	**13**

15.4. Quote-part des éléments financiers caractéristiques des sociétés mises en équivalence

A. Information globale

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Capitaux employés			
Immobilisations corporelles	1 531	1 500	1 160
Besoin en fonds de roulement	(28)	(42)	287
Autres capitaux employés [1]	40	3	(4)
Total	**1 543**	**1 461**	**1 443**
Investissements en immobilisations corporelles	**408**	**365**	**233**
Position financière nette			
Dettes à long et moyen terme	(625)	(644)	(592)
Autres éléments financiers	(322)	(221)	(237)
Total	**(947)**	**(865)**	**(829)**

(1) Les principaux postes de bilan compris dans les autres capitaux employés au 31 décembre 2006 concernent des provisions pour 89 millions d'euros, des immobilisations incorporelles pour 84 millions d'euros, et des impôts différés actifs nets des positions passives pour 26 millions d'euros dont 22 millions sur Toyota Peugeot Citroën Automobiles.

B. Détail par société des éléments significatifs

(a) Capitaux employés totaux

(en millions d'euros)	Dernier % de détention	**31/12/2006**	31/12/2005	31/12/2004
Coopération avec Renault				
Française de Mécanique	50 %	141	153	182
Société de Transmissions Automatiques	20 %	9	8	9
Coopération avec Fiat				
Sevelnord	50 %	164	144	121
Giesevel	50 %	25	32	37
Sevelind	50 %	14	29	34
Sevel SpA	50 %	366	237	200
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	234	294	311
Coopération avec Dongfeng				
Dongfeng Peugeot Citroën Automobile	50 %	525	490	475
Dongfeng Peugeot Citroën Automobile Finance Company	25 %	12	-	-
Autres				
Siemens Automotiv Hydraulics	5 %	-	5	6
Stafim	34 %	-	(2)	(1)
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	2	2	-
Sociétés du groupe Faurecia		51	69	69
Total		**1 543**	**1 461**	**1 443**

(b) Position financière nette

(en millions d'euros)	Dernier % de détention	**31/12/2006**	31/12/2005	31/12/2004
Coopération avec Renault				
Française de Mécanique	50 %	(92)	(95)	(114)
Société de Transmissions Automatiques	20 %	(6)	(5)	(6)
Coopération avec Fiat				
Sevelnord	50 %	(102)	(82)	(58)
Giesevel	50 %	(10)	(20)	(26)
Sevelind	50 %	2	(23)	(53)
Sevel SpA	50 %	(280)	(131)	(90)
Coopération avec Toyota				
Toyota Peugeot Citroën Automobiles	50 %	(116)	(181)	(169)
Coopération avec Dongfeng				
Dongfeng Peugeot Citroën Automobile	50 %	(340)	(300)	(280)
Dongfeng Peugeot Citroën Automobile Finance Company	25 %	-	-	-
Autres				
Siemens Automotiv Hydraulics	5 %	-	(3)	(3)
Stafim	34 %	7	8	6
Gefco Tunisie	50 %	-	-	-
Gefco Chine	50 %	1	1	-
Sociétés du groupe Faurecia		(11)	(34)	(36)
Total		**(947)**	**(865)**	**(829)**

Note 16 ■ Titres de participation

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (a).

16.1. Détail

(en millions d'euros)	Dernier % de détention	**31/12/2006**	31/12/2005	31/12/2004
Football Club de Sochaux Montbéliard	100 %	14	14	14
Peugeot Citroën Automotiv China	100 %	2	-	-
Peugeot Automobile Nigéria	40 %	8	8	8
Peugeot Rus Avto (consolidée à compter du 01/01/05)		-	-	5
Concessionnaires non consolidés		12	13	14
Gefco Hong Kong	100 %	2	-	-
Jinan Qingqi Peugeot Motorcycles Co Ltd	50 %	7	-	-
Portefeuille du groupe Faurecia		1	2	1
Autres titres		7	9	24
Total		**53**	**46**	**66**

16.2. Évolution

(en millions d'euros)	**2006**	2005	2004
Valeur brute			
À l'ouverture de l'exercice	**88**	**109**	**119**
Acquisitions et augmentations	31	2	13
Cessions	(1)	(4)	(5)
Changement de périmètre et autres	(40)	(19)	(17)
Écart de conversion	-	-	(1)
À la clôture de l'exercice	**78**	**88**	**109**
Provisions			
À l'ouverture de l'exercice	**(42)**	**(43)**	**(43)**
Dotations	(6)	(1)	(3)
Cessions	1	3	2
Changement de périmètre et autres	22	-	1
Écart de conversion	-	(1)	-
À la clôture de l'exercice	**(25)**	**(42)**	**(43)**
Valeur nette à l'ouverture de l'exercice	46	66	76
Valeur nette à la clôture de l'exercice	**53**	**46**	**66**

Note 17 ■ Autres actifs financiers non courants

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (b) pour les prêts et créances, (c1) pour les titres de placement « disponibles à la vente », (c2) pour les titres de placement « comptabilisés selon l'option juste valeur », et en note 1.14.D pour les instruments dérivés.

2006		Titres de placement			
(en millions d'euros)	Prêts et créances	« disponibles à la vente »	« comptabilisés selon option juste valeur »	Instruments dérivés	Total
Valeur brute					
À l'ouverture de l'exercice	**220**	**263**	**1 174**	**410**	**2 067**
Acquisitions et augmentations	16	-	475	-	491
Cessions	(7)	(30)	(82)	(82)	(201)
Revalorisations	-	50	(8)	(163)	(121)
Transferts en actifs financiers courants[(1)]	(13)	-	(762)	-	(775)
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**216**	**283**	**797**	**165**	**1 461**
Provisions					
À l'ouverture de l'exercice	**(81)**	**-**	**-**	**-**	**(81)**
Dotations nettes de l'exercice	(12)	-	-	-	(12)
À la clôture de l'exercice	**(93)**	**-**	**-**	**-**	**(93)**
Valeur nette à l'ouverture de l'exercice	139	263	1 174	410	1 986
Valeur nette à la clôture de l'exercice	**123**	**283**	**797**	**165**	**1 368**

La valeur des titres disponibles à la vente comprend une plus-value latente de 221 millions d'euros à la clôture (172 millions d'euros à l'ouverture).

(1) Les titres de placement « comptabilisés selon l'option juste valeur » transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2006 était inférieure à un an.

2005 (en millions d'euros)	Prêts et créances	Titres de placement « disponibles à la vente »	Titres de placement « comptabilisés selon option juste valeur »	Instruments dérivés	Total
Valeur brute					
À l'ouverture de l'exercice	**237**	**204**	**1 699**	**322**	**2 462**
Acquisitions et augmentations	21	5	435	-	461
Cessions	(13)	-	(25)	-	(38)
Revalorisations	-	54	(71)	88	71
Transferts en actifs financiers courants[1]	(18)	-	(863)	-	(881)
Conversion et variation de périmètre	(7)	-	(1)	-	(8)
À la clôture de l'exercice	**220**	**263**	**1 174**	**410**	**2 067**
Provisions					
À l'ouverture de l'exercice	**(84)**	-	-	-	**(84)**
Dotations nettes de l'exercice	3	-	-	-	3
À la clôture de l'exercice	**(81)**	-	-	-	**(81)**
Valeur nette à l'ouverture de l'exercice	153	204	1 699	322	2 378
Valeur nette à la clôture de l'exercice	**139**	**263**	**1 174**	**410**	**1 986**

La valeur des titres disponibles à la vente comprend une plus-value latente de 172 millions d'euros à la clôture (117 millions d'euros à l'ouverture).

(1) Les titres de placement « comptabilisés selon l'option juste valeur » transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2005 était inférieure à un an.

2004 (en millions d'euros)	Prêts et créances	Titres de placement « disponibles à la vente »	Titres de placement « comptabilisés selon option juste valeur »	Instruments dérivés	Total
Valeur brute					
À l'ouverture de l'exercice	**234**	**191**	**408**	**183**	**1 016**
Acquisitions et augmentations	27	1	1 344	-	1 372
Cessions	(9)	-	(54)	-	(63)
Revalorisations	-	12	1	139	152
Transferts en actifs financiers courants	(15)	-	-	-	(15)
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**237**	**204**	**1 699**	**322**	**2 462**
Provisions					
À l'ouverture de l'exercice	(82)	-	-	-	(82)
Dotations nettes de l'exercice	(2)	-	-	-	(2)
À la clôture de l'exercice	**(84)**	-	-	-	**(84)**
Valeur nette à l'ouverture de l'exercice	152	191	408	183	934
Valeur nette à la clôture de l'exercice	**153**	**204**	**1 699**	**322**	**2 378**

Note 18 . Autres actifs non courants

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Excédents versés sur engagements de retraite (note 28)	3	3	7
Dépôts de garantie et autres	94	92	91
Total	**97**	**95**	**98**

Note 19 . Prêts et créances des activités de financement

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (d).

19.1. Analyse des créances

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Crédits à la clientèle finale	19 460	18 840	17 782
Crédits aux réseaux de distribution	5 740	5 582	5 458
Autres prêts accordés à la clientèle	116	115	83
Écart de réévaluation à la juste valeur	(97)	(19)	44
Total	**25 219**	**24 518**	**23 367**
Revenus différés	(1 990)	(1 790)	(1 791)
Provisions pour créances douteuses	(300)	(277)	(277)
Provisions pour créances saines	(50)	(51)	(56)
Total	**22 879**	**22 400**	**21 243**
Éliminations	(176)	(162)	(199)
Total	**22 703**	**22 238**	**21 044**

Les créances sur la clientèle finale représentent les crédits accordés aux clients des marques Peugeot et Citroën, par les sociétés de financement, pour l'acquisition de véhicules automobiles.

Les crédits aux réseaux de distribution comprennent les créances des sociétés des marques Peugeot et Citroën sur leurs réseaux de concessionnaires et certains importateurs européens, cédées aux sociétés de financement du groupe, et les crédits accordés par ces dernières aux réseaux, pour financer leur besoin en fonds de roulement.

Les crédits à la clientèle finale comprennent 2 311 millions d'euros de créances de financement automobile titrisées non décomptabilisées au 31 décembre 2006 (1 655 millions d'euros au 31 décembre 2005, 2 416 millions d'euros au 31 décembre 2004) : le groupe Banque PSA Finance a procédé à plusieurs opérations de titrisation par l'intermédiaire d'un Fonds Commun de Créances (FCC) à compartiments « Auto ABS » crée en juin 2001.

Les compartiments du FCC constituent des entités ad hoc, consolidées par intégration globale, dans la mesure où les revenus des parts et obligations résiduelles revenant aux filiales de Banque PSA Finance comprennent l'essentiel des risques (principalement le coût du risque) et des avantages (la marge opérationnelle des entités ad hoc).

Le montant inscrit au passif en titres émis, correspondant à ces opérations de titrisation, est présenté en note 31.

19.2. Créances cédées par la division automobile

L'encours des créances de la division automobile cédées aux sociétés de financement dont elle prend en charge le coût de financement, s'élève à la fin de l'exercice à :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
	3 318	3 345	3 198

Les coûts de financement correspondant aux créances cédées sont inscrits dans les « Coûts des biens et services vendus » des activités industrielles et commerciales pour :

(en millions d'euros)	**2006**	2005	2004
	(182)	(149)	(132)

19.3. Échéanciers des créances brutes

31/12/2006 *(en millions d'euros)*	2007	2008	2009	Années ultérieures	Total
Crédits à la clientèle finale	7 884	5 375	3 784	2 417	19 460
Crédits aux réseaux de distribution	5 740	-	-	-	5 740
Autres prêts accordés à la clientèle	116				116
Total	**13 740**	**5 375**	**3 784**	**2 417**	**25 316**

31/12/2005 *(en millions d'euros)*	2006	2007	2008	Années ultérieures	Total
Crédits à la clientèle finale	7 603	4 923	3 862	2 452	18 840
Crédits aux réseaux de distribution	5 582	-	-	-	5 582
Autres prêts accordés à la clientèle	115	-	-	-	115
Total	**13 300**	**4 923**	**3 862**	**2 452**	**24 537**

31/12/2004 *(en millions d'euros)*	*2005*	*2006*	*2007*	*Années ultérieures*	*Total*
Crédits à la clientèle finale	6 554	5 975	2 927	2 326	17 782
Crédits aux réseaux de distribution	5 405	26	15	12	5 458
Autres prêts accordés à la clientèle	83	-	-	-	83
Total	**12 042**	**6 001**	**2 942**	**2 338**	**23 323**

19.4. Provisions pour créances douteuses

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Crédits à la clientèle finale			
Créances douteuses brutes	480	429	393
Provisions	(287)	(264)	(264)
Net	**193**	**165**	**129**
Crédits aux réseaux			
Créances douteuses brutes	34	21	23
Provisions	(13)	(13)	(13)
Net	**21**	**8**	**10**
Tous crédits			
Créances douteuses brutes	514	450	416
Provisions	(300)	(277)	(277)
Net	**214**	**173**	**139**
Dotations	**(77)**	**(71)**	**(101)**
Reprises	**54**	**71**	**67**

Note 20 ■ Titres de placement des activités de financement

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (c2).

Ce poste comprend en particulier les réserves de sécurité constituées par le groupe Banque PSA Finance dans le cadre de sa stratégie de financement et investies en OPCVM et en titres de créances négociables.

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Réserves de sécurité de Banque PSA Finance	2 352	2 262	2 260
Autres titres de placement	466	447	457
Total	**2 818**	**2 709**	**2 717**

Note 21 ■ Stocks

	31/12/2006			31/12/2005			31/12/2004		
(en millions d'euros)	Valeur brute	Provision	Valeur nette	Valeur brute	Provision	Valeur nette	Valeur brute	Provision	Valeur nette
Matières premières et approvisionnements	936	(158)	778	876	(142)	734	883	(146)	737
Produits semi-ouvrés et encours	793	(47)	746	752	(34)	718	821	(55)	766
Marchandises et véhicules d'occasion	1 476	(137)	1 339	1 401	(121)	1 280	1 378	(116)	1 262
Produits finis et pièces de rechange	4 123	(160)	3 963	4 315	(158)	4 157	3 943	(162)	3 781
Total	**7 328**	**(502)**	**6 826**	**7 344**	**(455)**	**6 889**	**7 025**	**(479)**	**6 546**

Le détail de l'évolution du poste est donné en note 33.

Note 22 ▪ Clients des activités industrielles et commerciales

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Clients et effets en portefeuille	3 172	3 218	3 412
Provisions pour créances douteuses	(129)	(121)	(116)
Position aux bornes des activités industrielles et commerciales	**3 043**	**3 097**	**3 296**
Élimination des opérations avec les activités de financement	(193)	(166)	(242)
Total	**2 850**	**2 931**	**3 054**

Le détail de l'évolution du poste est donné en note 33.

Les créances sur les concessionnaires de l'activité automobile, cédées aux sociétés de financement du groupe sont exclues de ce poste et figurent au bilan consolidé à la rubrique « Prêts et créances des activités de financement » (note 19.2).

Par ailleurs, en décembre 2002, Faurecia a conclu une convention de cession de créances commerciales avec l'une de ses banques, avec un recours limité à un dépôt subordonné, pour une durée d'un an, renouvelable jusqu'en décembre 2007. L'encours de créances cédées non décomptabilisées s'élève à 188 millions d'euros au 31 décembre 2006 (148 millions d'euros au 31 décembre 2005). Le dépôt subordonné inscrit en diminution de la dette financière de Faurecia s'élève à 79 millions d'euros au 31 décembre 2006 (86 millions d'euros au 31 décembre 2005).

Note 23 ▪ Autres débiteurs

23.1. Activités industrielles et commerciales

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
États et collectivités publiques hors impôts sur les sociétés	1 038	1 017	981
Personnel	103	128	135
Fournisseurs débiteurs	194	177	132
Instruments dérivés[1]	13	29	114
Charges constatées d'avance	82	86	92
Débiteurs divers	289	257	302
Total	**1 719**	**1 694**	**1 756**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de change sur ses créances et dettes d'exploitation réalisées ou planifiées. L'échéancier de ces instruments est indiqué dans la note 35 « Gestion des risques de marché ».

23.2. Activités de financement

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
États et collectivités publiques hors impôts sur les sociétés	32	75	70
Instruments dérivés[1]	236	194	238
Charges constatées d'avance	87	156	168
Débiteurs divers	262	217	179
Total	**617**	**642**	**655**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir essentiellement contre les risques de taux sur les dettes et créances de financement. L'échéancier de ces instruments est indiqué dans la note 35 « Gestion des risques de marché ».

Note 24 . Actifs financiers courants

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.B (b) pour les prêts et créances, (c1) pour les titres de placement « disponibles à la vente », (c2) pour les titres de placement « comptabilisés selon l'option juste valeur », et en note 1.14.D pour les instruments dérivés.

2006 *(en millions d'euros)*	Prêts	Titres « disponibles à la vente »	Titres « comptabilisés selon option juste valeur »	Instruments dérivés	Total
À l'ouverture de l'exercice	**176**	**41**	**971**	**26**	**1 214**
Acquisitions et augmentations	54	-	300	-	354
Cessions	(69)	(41)	(1 113)	-	(1 223)
Revalorisations	-	-	(2)	17	15
Transferts[1]	10	-	762	-	772
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**171**	**-**	**918**	**43**	**1 132**

(1) Les titres de placement comptabilisés selon l'option juste valeur transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2006 était inférieure à un an.

2005 *(en millions d'euros)*	Prêts	Titres « disponibles à la vente »	Titres « comptabilisés selon option juste valeur »	Instruments dérivés	Total
À l'ouverture de l'exercice	**240**	**103**	**358**	**11**	**712**
Acquisitions et augmentations	18	-	149	-	167
Cessions	(94)	(39)	(405)	-	(538)
Revalorisations	-	(23)	6	16	(1)
Transferts[1]	18	-	863	-	881
Conversion et variation de périmètre	(6)	-	-	(1)	(7)
À la clôture de l'exercice	**176**	**41**	**971**	**26**	**1 214**

(1) Les titres de placement comptabilisés selon l'option juste valeur transférés en actifs financiers courants correspondent à des titres de créances négociables dont l'échéance à fin 2005 était inférieure à un an.

2004 *(en millions d'euros)*	Prêts	Titres « disponibles à la vente »	Titres « comptabilisés selon option juste valeur »	Instruments dérivés	Total
À l'ouverture de l'exercice	**301**	**346**	**655**	**8**	**1 310**
Acquisitions et augmentations	241	-	-	-	241
Cessions	(314)	(256)	(294)	-	(864)
Revalorisations	-	13	(3)	3	13
Transferts	12	-	-	-	12
Conversion et variation de périmètre	-	-	-	-	-
À la clôture de l'exercice	**240**	**103**	**358**	**11**	**712**

Note 25 . Trésorerie

Celle-ci, telle que définie dans la note 1.14.B (e), comprend :

25.1. Activités industrielles et commerciales

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Parts d'OPCVM et titres de créances négociables	5 197	5 164	4 363
Comptes courants bancaires et caisses	1 142	1 187	795
Total activités industrielles et commerciales	**6 339**	**6 351**	**5 158**
Part déposée auprès des activités de financement	*(292)*	*(230)*	*(205)*
Total	**6 047**	**6 121**	**4 953**

25.2. Activités de financement

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Créances sur établissements de crédit	578	625	530
Comptes courants des banques centrales et valeurs reçues à l'encaissement	42	10	80
Total	**620**	**635**	**610**

Note 26 . Capitaux propres

26.1. Composition du capital

Conformément aux autorisations accordées par l'Assemblée Générale du 25 mai 2005, le Directoire de Peugeot S.A. a décidé le 17 novembre 2005 l'annulation de 8 490 880 actions du capital social.

Le capital au 31 décembre 2006 est fixé à 234 618 266 euros, divisé en actions d'une valeur nominale de 1 euro chacune. Il est entièrement libéré. Les actions sont nominatives ou au porteur, au choix de l'actionnaire. Conformément à l'article 11 des statuts, toutes les actions inscrites depuis quatre ans au moins au nom d'un même actionnaire bénéficient d'un droit de vote double.

26.2. Options d'achat d'actions par certains salariés

A. Caractéristiques des plans

Le Directoire de Peugeot S.A. a consenti, chaque année depuis 1999, au profit de certains membres du personnel salarié et de certains dirigeants et mandataires sociaux de la société et de ses filiales, des plans d'achat d'actions à prix unitaire convenu. Compte tenu de la division du nominal des actions en 2001, les caractéristiques actuelles de ces plans sont les suivantes :

	Plan 2006	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Plan 2001	Plan 2000	Plan 1999
Date de décision du Directoire	23/08/06	23/08/05	24/08/04	21/08/03	20/08/02	20/11/01	05/10/00	31/03/99
Date de maturité	23/08/09	23/08/08	24/08/07	21/08/06	20/08/05	20/11/04	05/10/02	31/03/01
Date d'expiration	22/08/14	22/08/13	23/08/12	20/08/11	20/08/09	19/11/08	04/10/08	31/03/07
Nombre de bénéficiaires (origine)	92	169	182	184	178	147	154	97
Prix d'exercice en euros	41,14	52,37	47,59	39,09	46,28	46,86	35,46	20,83
Nombre d'options accordées	983 500	953 000	1 004 000	996 500	860 100	798 600	709 200	462 900

B. Évolution du nombre d'options en cours de validité

Pour l'ensemble de ces plans, l'évolution du nombre d'options (actions de 1 euro) en cours de validité est la suivante :

(en nombre d'options)	**2006**	2005	2004
Total à l'ouverture de l'exercice	**5 274 725**	**4 615 753**	**3 763 200**
Options distribuées	983 500	953 000	1 004 000
Options levées	(178 218)	(257 028)	(151 447)
Options radiées	(2 000)	(37 000)	-
Total à la clôture de l'exercice	**6 078 007**	**5 274 725**	**4 615 753**
Dont options pouvant être exercées	3 146 507	2 334 225	1 755 153

Le détail du total à la clôture est le suivant :

(en nombre d'options)	**31/12/2006**	31/12/2005	31/12/2004
Plan 1999	114 930	144 247	272 415
Plan 2000	463 077	561 978	684 138
Plan 2001	726 900	776 900	799 600
Plan 2002	849 100	851 100	860 100
Plan 2003	992 500	992 500	996 500
Plan 2004	995 000	995 000	1 004 000
Plan 2005	953 000	953 000	-
Plan 2006	983 500	-	-

C. Valorisation moyenne pondérée des options et des actions attachées

	2006	
(en euros)	Prix d'exercice de l'option	Valeur de l'action
Valeur à l'ouverture de l'exercice	**44,5**	
Options distribuées	41,1	41,7
Options levées	36,3	49,9
Options radiées	46,3	48,0
Valeur à la clôture de l'exercice	**44,2**	

D. Valorisation des plans

Conformément aux principes énoncés en note 1.19, les plans accordés postérieurement au 7 novembre 2002 ont été évalués comme suit :

(en millions d'euros)	Plan 2006	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Total
Valorisation initiale						
Peugeot S.A.	9	9	14	12	-	44
Faurecia	3	4	5	-	4	16
Total	**12**	**13**	**19**	**12**	**4**	**60**
Charge de l'exercice 2006						
Peugeot S.A.	1	3	5	3	-	12
Faurecia	-	1	-	-	1	2
Total	**1**	**4**	**5**	**3**	**1**	**14**
Hypothèses						
Peugeot S.A.						
Prix de l'action à la date d'attribution (en euros)	42,92	51,80	48,70	41,60	-	-
Volatilité	27 %	25 %	39 %	39 %	-	-
Taux zéro coupon	3,75 %	2,76 %	3,12 %	3,12 %	-	-
Prix d'exercice (en euros)	41,14	52,37	47,59	39,09	-	-
Durée de l'option [1]	4	4	4	4	-	-
Taux de dividende	3,15 %	2,75 %	2,75 %	2,75 %	-	-
Faurecia						
Prix de l'action à la date d'attribution (en euros)	53,15	62,05	58,45	-	41,82	-
Volatilité	30 %	40 %	40 %	-	40 %	-
Taux zéro coupon	3,50 %	2,93 %	3,33 %	-	3,57 %	-
Prix d'exercice (en euros)	53,80	63,70	58,18	-	41,71	-
Durée de l'option [1]	4	4	4	-	4	-
Taux de dividende	1,50 %	2,00 %	2,00 %	-	2,00 %	-

(1) Période d'indisponibilité fiscale.

26.3. Titres d'autocontrôle

Dans le cadre des autorisations données par les Assemblées Générales ordinaires, des actions de la société Peugeot S.A. ont été rachetées par le groupe.

La part du capital social détenu a évolué de la façon suivante :

A. Nombre d'actions détenues

	Autorisations	Réalisations		
(en nombre d'actions)		**2006**	2005	2004
Détentions à l'ouverture		**5 612 693**	**10 230 439**	**4 086 884**
Achat d'actions				
Assemblée Générale ordinaire du 28 mai 2003	25 000 000	-	-	1 615 000
Assemblée Générale ordinaire du 26 mai 2004	24 000 000	-	2 957 895	4 680 002
Assemblée Générale ordinaire du 25 mai 2005	24 000 000	-	1 172 267	-
Assemblée Générale ordinaire du 24 mai 2006	23 000 000	1 100 000	-	-
Annulation d'actions				
Assemblée Générale extraordinaire du 25 mai 2005	10 % du capital	-	(8 490 880)	-
Ventes d'actions				
Levées d'options d'achat		(178 218)	(257 028)	(151 447)
Détentions à la clôture		**6 534 475**	**5 612 693**	**10 230 439**
Couverture des options d'achat		6 078 007	5 274 725	4 615 753
Actions destinées à être annulées		456 468	337 968	5 614 686

B. Évolution en valeur

(en millions d'euros)	**2006**	2005	2004
À l'ouverture de l'exercice	**(220)**	**(431)**	**(149)**
Acquisitions de l'exercice	(45)	(198)	(287)
Annulation de titres	-	401	-
Levées d'options d'achat	4	8	5
À la clôture de l'exercice	**(261)**	**(220)**	**(431)**

26.4. Réserves et résultats nets consolidés - Part du groupe

Les différents éléments constituant les réserves consolidées, qui comprennent le résultat de l'exercice, sont les suivants :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Réserve légale de Peugeot S.A.	28	28	28
Autres réserves et résultats sociaux de Peugeot S.A.	6 689	6 250	6 051
Autres réserves et résultats consolidés	6 983	7 571	7 227
Total	**13 700**	**13 849**	**13 306**

Les autres réserves et résultats sociaux de Peugeot S.A. comprennent :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Réserves distribuables			
Libres d'impôt sur les sociétés	5 621	5 182	2 033
Après paiement de la taxe exceptionnelle (1)	-	-	200
Après déduction d'un complément d'impôt (2)	1 068	1 068	1 068
Après prélèvement exceptionnel de 25 % (3)	-	-	2 750
Total	**6 689**	**6 250**	**6 051**
Impôt dû sur distribution hors précompte	**169**	**169**	**213**

(1) Comme indiqué en note 11.2.B, 200 millions d'euros ont été transférés en 2005 de la réserve spéciale des plus-values à long terme vers un compte de réserve ordinaire distribuable, sous réserve du paiement d'une taxe exceptionnelle de 2,5 %. À ce titre, pour Peugeot S.A., une charge d'impôts de 5 millions d'euros a été constatée dans les comptes de l'exercice 2004.

(2) Il s'agit de la part de la réserve des plus-values à long terme que le groupe n'a pas décidé de transférer avant le 31 décembre 2006, et qui reste soumise à l'imposition complémentaire.

(3) La loi de finances pour 2004 a supprimé le précompte prévu par l'article 223 sexies du CGI et a instauré pour les seules distributions mises en paiement en 2005 un prélèvement exceptionnel de 25 % (imputable par tiers sur l'impôt sur les sociétés dû au titre des trois exercices suivants).

26.5. Intérêts minoritaires

Les intérêts minoritaires concernent essentiellement les actionnaires de Faurecia ainsi que ceux de certaines de ses filiales.

Note 27 ■ Provisions courantes et non courantes

27.1. Provisions non courantes

A. Détail par nature

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Retraites (note 28.1)	1 063	1 106	1 235
Départs anticipés de certains salariés	152	233	345
Personnel hors retraites	126	143	128
Risques véhicules hors d'usage	59	55	53
Autres	6	7	8
Total	**1 406**	**1 544**	**1 769**

B. Évolutions

(en millions d'euros)	**2006**	2005	2004
À l'ouverture de l'exercice	**1 544**	**1 769**	**2 020**
Variations par résultat			
Dotations	121	152	168
Utilisations	(227)	(244)	(413)
Reprises de provisions	(37)	(150)	(6)
	(143)	**(242)**	**(251)**
Autres variations			
Écart de conversion	7	23	(1)
Variation de périmètre et autres	(2)	(6)	1
Total à la clôture	**1 406**	**1 544**	**1 769**

Les reprises de provisions de l'exercice 2005 portent essentiellement sur les retraites, et correspondent aux effets des opérations décrites en note 28.1.F. En 2006, elles comprennent l'effet dû à la cessation d'activité du site de Ryton pour 14 millions d'euros (note 8.5).

27.2. Provisions courantes

A. Détail par nature

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Garantie[1]	1 093	1 073	896
Litiges	103	98	105
Restructuration	265	93	67
Pertes futures sur contrats	16	29	26
Contrats de ventes avec clause de rachat (buy-back)	26	32	18
Autres	282	310	285
Total	**1 785**	**1 635**	**1 397**

(1) La provision pour garantie concerne notamment les ventes de véhicules neufs, pour lesquelles la durée contractuelle est généralement de deux ans. Elle est comptabilisée à hauteur des appels en garantie prévus ; le remboursement attendu au titre des recours fournisseurs est comptabilisé à l'actif en « Débiteurs divers » (note 23).

B. Évolutions

(en millions d'euros)	**2006**	2005	2004
À l'ouverture de l'exercice	**1 635**	**1 397**	**1 386**
Variations par résultat			
Dotations	683	719	397
Utilisations	(460)	(436)	(329)
Reprises de provisions	(51)	(63)	(60)
	172	**220**	**8**
Autres variations			
Écart de conversion	(6)	21	(1)
Variation de périmètre et autres	(16)	(3)	4
Total à la clôture	**1 785**	**1 635**	**1 397**

Note 28 ▪ Engagements de retraites et assimilés

28.1. Engagements de retraites

A. Description des régimes

Les salariés du groupe bénéficient dans certains pays de compléments de retraites qui sont versés annuellement aux retraités ou d'indemnités de départ à la retraite qui sont versées en une fois au moment du départ à la retraite. Le groupe offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies. Dans le cadre des régimes à cotisations définies, le groupe n'a pas d'autre obligation que le paiement de ses cotisations. La charge correspondant aux cotisations versées est prise en compte en résultat sur l'exercice. Pour les régimes à prestations définies, les principaux pays concernés sont la France et le Royaume-Uni.

En France, les régimes à prestations définies, encore en vigueur, concernent les indemnités de départ en retraite prévues par les conventions collectives, le régime de retraite complémentaire des ingénieurs et cadres pour la partie non externalisée en 2002 qui garantit un niveau de retraite, tous régimes confondus égal au maximum à 60 % des derniers salaires (300 actifs et 2 700 allocataires) et le régime de l'ancienne filiale du groupe Chrysler en France (Talbot), régime fermé en 1981 qui couvre 4 000 actifs et 14 900 allocataires à fin 2006. Les membres des organes de direction ayant occupé pendant au moins cinq ans des fonctions de membres du Directoire ou du comité exécutif ou de l'état-major, bénéficient également d'un régime de retraite complémentaire, à condition d'achever leur carrière au sein de l'entreprise. Ce régime garantit un niveau de retraite,

tous régimes confondus (régimes légaux et complémentaires) égal à 50 % du salaire de référence déterminé sur la base des trois meilleures années au cours des cinq dernières années d'activité, avec droit à réversion au profit du conjoint.

Au Royaume-Uni, il existe quatre régimes à prestations définies gérés dans le cadre de « trusts ». Ces régimes sont fermés aux salariés embauchés postérieurement à mai 2002. Ils couvrent au 31 décembre 2006, 26 000 bénéficiaires dont 2 000 actifs, 13 000 anciens salariés et 11 000 allocataires et garantissent un niveau de retraite qui équivaut au maximum à 66 % des derniers salaires.

B. Hypothèses retenues

Les taux utilisés au cours des trois derniers exercices pour l'évaluation des engagements de retraite sont les suivants :

	Zone euro	Royaume-Uni
Taux d'actualisation		
2006	**4,50 %**	**5,10 %**
2005	4,00 %	5,00 %
2004	4,50 %	5,00 %
Taux d'inflation		
2006	**2,00 %**	**2,80 %**
2005	2,00 %	2,50 %
2004	2,00 %	2,25 %
Taux de rendement attendu (1)		
2006	**6,00 %**	**7,00 %**
2005	6,00 %	7,00 %
2004	6,00 %	7,00 %

(1) Il s'agit du taux normatif utilisé pour le calcul des charges de retraite des exercices présentés.

Les hypothèses de taux d'augmentation des salaires correspondent, pour chaque pays, à la somme des hypothèses d'inflation et de prévisions d'augmentations individuelles. En France, l'hypothèse retenue est une augmentation de l'inflation plus 0,9 % pour 2007, et de l'inflation plus 0,5 % pour les années suivantes. Au Royaume-Uni, l'hypothèse retenue est une augmentation de l'inflation plus 1,5 %.

Les hypothèses de mortalité et de rotation du personnel tiennent compte des conditions économiques propres à chaque pays ou société du groupe.

Sensibilité aux hypothèses : une variation de 0,25 point de l'écart actuariel (taux d'actualisation - taux d'inflation) entraînerait une variation des engagements de 2,4 % sur la France et de 4,1 % sur le Royaume-Uni.

Les taux de rendement attendus sont déterminés en fonction de l'allocation des actifs, de la maturité des engagements couverts et des projections de rendement attendus compte tenu des évolutions passées et des hypothèses retenues sur les taux d'actualisation.

C. Informations sur les actifs financiers

L'allocation des fonds est la suivante :

	31/12/2006		31/12/2005		31/12/2004	
	Actions	Obligations	Actions	Obligations	Actions	Obligations
France	37 %	63 %	30 %	70 %	16 %	84 %
Royaume-Uni	65 %	35 %	65 %	35 %	63 %	37 %

Les rendements réels des fonds sur 2006 ont été de 6,5 % sur les fonds français et de 8 % sur les fonds du Royaume-Uni.

Le groupe PSA PEUGEOT CITROËN n'a pas décidé à la clôture, des contributions qui pourraient être versées dans les fonds sur l'exercice suivant, au-delà des montants requis par la réglementation britannique MFR (Minimum Funding Requirement) qui conduira le groupe à effectuer un versement de 58 millions d'euros en 2007.

D. Réconciliation des postes de bilan et des historiques des données

	31/12/2006				31/12/2005				31/12/2004			
(en millions d'euros)	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total
Valeur actuelle des prestations pour services rendus	(1 838)	(1 891)	(503)	(4 232)	(1 821)	(1 785)	(529)	(4 135)	(1 882)	(1 543)	(451)	(3 876)
Juste valeur des actifs financiers	1 509	1 474	229	3 212	1 502	1 319	216	3 037	1 502	1 084	195	2 781
Surplus ou (déficit)	(329)	(417)	(274)	(1 020)	(319)	(466)	(313)	(1 098)	(380)	(459)	(256)	(1 095)
Écarts actuariels	54	(113)	19	(40)	48	(125)	72	(5)	(1)	(153)	21	(133)
(Provisions) actifs nets reconnus au bilan	(275)	(530)	(255)	(1 060)	(271)	(591)	(241)	(1 103)	(381)	(612)	(235)	(1 228)
Dont provisions	(276)	(530)	(257)	(1 063)	(272)	(591)	(243)	(1 106)	(385)	(612)	(238)	(1 235)
Dont actifs	1	-	2	3	1	-	2	3	4	-	3	7

Au 31 décembre 2006, les engagements sur des régimes non fondés représentent 2 % de l'ensemble des engagements du groupe.

La valeur actuelle des prestations pour services rendus des sociétés françaises comprend les engagements pris vis-à-vis des membres des organes de direction (définis en note 41) à hauteur de 33 millions d'euros.

La loi de financement de la Sécurité sociale pour 2007 interdit à partir de 2010 les mises à la retraite d'office avant 65 ans. Pour les entreprises couvertes par une convention ou un accord de branche étendu conclu dans le cadre des dispositions de la loi Fillon, il sera possible de 2010 à 2014, d'effectuer des départs à la retraite négociés avant 65 ans.

Compte tenu des différences de barème entre mise à la retraite et départ volontaire, et de la structure de la population concernée, l'effet de cette nouvelle loi est limité à une augmentation des engagements de 17 millions d'euros, non prise en compte au 31 décembre 2006.

Cette augmentation, assimilée à un écart actuariel, sera amortie dès 2007 sur la durée résiduelle de vie active des bénéficiaires au-delà des limites de la méthode du corridor selon les principes actuels du groupe en matière de reconnaissance d'écarts actuariels.

E. Évolution sur l'exercice

	2006				2005				2004			
(en millions d'euros)	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total
Valeur actuelle des prestations pour services rendus												
À l'ouverture de l'exercice	(1 821)	(1 785)	(529)	(4 135)	(1 882)	(1 543)	(451)	(3 876)	(1 808)	(1 586)	(413)	(3 807)
Coût des services rendus	(48)	(33)	(17)	(98)	(45)	(33)	(13)	(91)	(41)	(42)	(12)	(95)
Actualisation de l'année	(74)	(90)	(22)	(186)	(84)	(81)	(22)	(187)	(82)	(83)	(19)	(184)
Prestations servies sur l'exercice	139	59	22	220	124	47	15	186	74	42	17	133
Écarts de réestimation												
- en valeur	(42)	(18)	40	(20)	20	(130)	(44)	(154)	(38)	127	(25)	64
- en % des engagements	*2,3 %*	*1,0 %*	*7,6 %*	*0,5 %*	*1,1 %*	*8,4 %*	*9,8 %*	*4,0 %*	*2,1 %*	*8,0 %*	*6,1 %*	*1,7 %*
Écart de conversion	-	(37)	9	(28)	-	(44)	(5)	(49)	-	(1)	3	2
Variations de périmètre et autres	-	-	(20)	(20)	2	-	-	2	3	-	(2)	1
Effets des fermetures et modifications de régimes	8	13	14	35	44	(1)	(9)	34	10	-	-	10
À la clôture de l'exercice	**(1 838)**	**(1 891)**	**(503)**	**(4 232)**	**(1 821)**	**(1 785)**	**(529)**	**(4 135)**	**(1 882)**	**(1 543)**	**(451)**	**(3 876)**
Couverture des engagements												
À l'ouverture de l'exercice	1 502	1 319	216	3 037	1 502	1 084	195	2 781	1 240	972	183	2 395
Rendement attendu des fonds	85	94	9	188	78	79	11	168	69	70	10	149
Écarts de réestimation												
- en valeur	36	13	7	56	27	112	(3)	136	36	32	2	70
- en % des actifs de couverture	*2,4 %*	*1,0 %*	*3,2 %*	*1,8 %*	*1,8 %*	*10,3 %*	*1,5 %*	*4,9 %*	*2,9 %*	*3,3 %*	*1,1 %*	*2,9 %*
Écart de conversion	-	29	(8)	21	-	31	6	37	-	(5)	(1)	(6)
Dotations employeur	15	78	15	108	17	60	11	88	219	57	8	284
Prestations servies sur l'exercice	(129)	(59)	(15)	(203)	(122)	(47)	(9)	(178)	(62)	(42)	(7)	(111)
Variations de périmètre et autres	-	-	8	8	-	-	-	-	-	-	-	-
Effets des fermetures et modifications de régimes	-	-	(3)	(3)	-	-	5	5	-	-	-	-
À la clôture de l'exercice	**1 509**	**1 474**	**229**	**3 212**	**1 502**	**1 319**	**216**	**3 037**	**1 502**	**1 084**	**195**	**2 781**
Éléments différés												
À l'ouverture de l'exercice	48	(125)	72	(5)	(1)	(153)	21	(133)	-	-	-	-
Nouveaux éléments différés	6	5	(47)	(36)	45	18	48	111	2	(159)	22	(135)
Amortissements des éléments différés	1	10	(3)	8	(2)	9	-	7	-	-	-	-
Conversion et autres variations	-	(4)	(3)	(7)	-	(5)	2	(3)	-	6	(1)	5
Effets des fermetures et modifications de régimes	(1)	1	-	-	6	6	1	13	(3)	-	-	(3)
À la clôture de l'exercice	**54**	**(113)**	**19**	**(40)**	**48**	**(125)**	**72**	**(5)**	**(1)**	**(153)**	**21**	**(133)**

F. Charges comptabilisées

Ces charges sont comptabilisées :

- en « Frais généraux et commerciaux » pour le coût des services rendus, les amortissements des éléments différés et le produit dégagé par l'avenant au contrat d'assurance décrit ci-dessous ;
- en « Autres produits et charges » pour l'actualisation des droits acquis et le rendement attendu des fonds.

Les charges de retraite sont ventilées pour chaque exercice comme suit :

	2006				2005				2004			
(en millions d'euros)	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total	France	Royaume-Uni	Autres pays	Total
Coût des services rendus	(48)	(33)	(17)	(98)	(45)	(33)	(13)	(91)	(41)	(42)	(12)	(95)
Amortissements des éléments différés	1	10	(3)	8	(2)	9	-	7	-	-	-	-
Actualisation des droits acquis	(74)	(90)	(22)	(186)	(84)	(81)	(22)	(187)	(82)	(83)	(19)	(184)
Rendement attendu des fonds	85	94	9	188	78	79	11	168	69	70	10	149
Avenant au contrat d'assurance AGF(1)	-	-	-	-	92	-	-	92	-	-	-	-
Effets des fermetures et modifications de régimes(2)	7	14	11	32	52	5	(3)	54	7	-	-	7
Total	**(29)**	**(5)**	**(22)**	**(56)**	**91**	**(21)**	**(27)**	**43**	**(47)**	**(55)**	**(21)**	**(123)**

(1) Les engagements de retraites des allocataires, anciens salariés de la filiale Chrysler en France (Talbot), font l'objet d'un contrat d'assurance souscrit auprès de la compagnie d'assurance AGF. Au 31 décembre 2004, un écart positif entre la valeur des provisions constituées au sein du contrat et le montant des engagements calculés selon IAS 19 existait sans que les termes du contrat permettent d'utiliser les fonds excédentaires.
Un avenant a été signé début 2005 entre PSA PEUGEOT CITROËN et AGF permettant d'utiliser l'excédent des fonds pour liquider, à l'avenir, au fur et à mesure de leur départ en retraite, les engagements des actifs de ce régime. Cet excédent, dont le paiement avait été constaté en charge dans les exercices antérieurs a constitué, à hauteur de 92 millions d'euros, un profit de l'exercice 2005.

(2) Le régime à prestations définies dont bénéficiaient les cadres et ETAM de certaines sociétés du groupe Faurecia en France a été supprimé et un nouveau dispositif de retraite sur-complémentaire a été mis en place pour l'ensemble des cadres du groupe Faurecia en France. Il est constitué :
- d'un régime à cotisations définies relatif aux tranches A et B du salaire et dont le taux de cotisation varie en fonction de l'ancienneté du salarié au sein de Faurecia ;
- d'un régime à prestations définies relatif à la tranche C du salaire.
Les prestations de l'ancien dispositif ont été maintenues pour les cadres ayant plus de 53 ans et dix ans d'ancienneté au 31 décembre 2005 et pour les ETAM bénéficiaires du dispositif à cette même date. L'ensemble de ces évolutions conduit à une liquidation et/ou réduction sensible des droits futurs. La diminution des engagements (17 millions d'euros) ainsi que la reconnaissance immédiate des écarts actuariels pour la population concernée (23 millions d'euros), ont conduit à constater sur l'exercice 2005 un produit en marge opérationnelle de 40 millions d'euros conformément à la norme IAS 19.

G. Versements prévus pour 2007

Les prestations à verser aux intéressés au titre des retraites durant l'année 2007 sont évaluées à 206 millions d'euros.

28.2. Médailles du travail

Le groupe évalue ses engagements liés aux primes accordées sous réserve de certaines conditions d'ancienneté et versées aux salariés à l'occasion de la remise des médailles du travail. La valeur de ces engagements est calculée en appliquant la méthode des hypothèses utilisées pour les évaluations des compléments de retraite et indemnités de départ décrites dans la note 28.1.A ci-dessus. Ces engagements sont entièrement provisionnés dans les comptes consolidés.

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Sociétés françaises	46	44	39
Sociétés étrangères	16	16	13
Total	**62**	**60**	**52**

28.3. Frais médicaux

En complément des engagements de retraite, certaines sociétés du groupe Faurecia, principalement aux États-Unis, ont l'obligation de prendre en charge des frais médicaux concernant leur personnel. Cet engagement entièrement provisionné s'élève à :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
	28	31	25

Note 29 ■ Passifs financiers courants et non courants des activités industrielles et commerciales

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.C pour les emprunts et autres passifs financiers hors instruments dérivés, dont les propres principes sont définis en note 1.14.D.

	Valeur bilan au 31/12/2006 Coût amorti ou juste valeur		Valeur bilan au 31/12/2005 Coût amorti ou juste valeur		Valeur bilan au 31/12/2004 Coût amorti ou juste valeur	
(en millions d'euros)	Non courants	Courants	Non courants	Courants	Non courants	Courants
Emprunts obligataires	2 573	-	2 719	144	2 486	-
Fonds de participation des salariés	73	41	108	30	131	20
Emprunts sur locations financement	318	48	230	49	253	27
Autres emprunts d'origine long terme	1 147	283	752	70	920	73
Autres financements à court terme et découverts bancaires	-	4 024	-	4 858	-	2 754
Instruments dérivés	14	4	17	15	1	29
Total des passifs financiers	**4 125**	**4 400**	**3 826**	**5 166**	**3 791**	**2 903**

29.1. Détail des passifs financiers non courants

(en millions d'euros)	**Valeur bilan au 31/12/2006** Coût amorti ou juste valeur	Nominal	Échéances du nominal de 1 à 5 ans	Échéances du nominal > 5 ans
Emprunts obligataires	2 573	2 393	1 794	599
Fonds de participation des salariés à long terme	73	73	73	-
Emprunts sur locations financement à long terme	318	318	193	125
Autres emprunts à long terme	1 147	1 146	1 087	59
Instruments dérivés (1)	14	-	-	-
Total des passifs financiers non courants	**4 125**	-	-	-

(en millions d'euros)	Valeur bilan au 31/12/2005 Coût amorti ou juste valeur	Nominal	Échéances du nominal de 1 à 5 ans	Échéances du nominal > 5 ans
Emprunts obligataires	2 719	2 392	300	2 092
Fonds de participation des salariés à long terme	108	108	108	-
Emprunts sur locations financement à long terme	230	230	150	80
Autres emprunts à long terme	752	745	598	147
Instruments dérivés (1)	17	-	-	-
Total des passifs financiers non courants	**3 826**	-	-	-

(en millions d'euros)	Valeur bilan au 31/12/2004 Coût amorti ou juste valeur	Nominal	Échéances du nominal de 1 à 5 ans	Échéances du nominal > 5 ans
Emprunts obligataires	2 486	2 160	69	2 091
Fonds de participation des salariés à long terme	131	131	126	5
Emprunts sur locations financement à long terme	253	253	212	41
Autres emprunts à long terme	920	925	791	134
Instruments dérivés (1)	1	-	-	-
Total des passifs financiers non courants	**3 791**	-	-	-

(1) Les échéanciers et notionnels sur l'ensemble des instruments dérivés sont donnés en note 35.

29.2. Caractéristiques des emprunts obligataires et autres emprunts

(en millions d'euros)	Solde au bilan au 31/12/2006 Non courants	Courants	Monnaie d'émission	Échéance	Taux effectif	Taux après couverture
GIE PSA Trésorerie						
Emprunt obligataire 2001	1 590	-	EUR	2011	5,88 %	eonia + 7 bp
Emprunt obligataire 2003	683	-	EUR	2033	6,00 %	eonia + 9,8 bp
Faurecia						
Emprunt obligataire 2005[1]	300	-	EUR	2010	3,63 %	3,63 %
Total	**2 573**	-				
Peugeot Citroën Automobiles						
Emprunts BEI - 73 M GBP	119	-	GBP	2009	libor 3M	eonia + 9,25 bp
Emprunts BEI - 120 M GBP	-	178	GBP	2007	6,14 %	eonia + 6 bp
Emprunts BEI - 125 M EUR	125	-	EUR	2011	euribor 3M	eonia + 8,95 bp
Emprunts FDES - Zéro coupon	24	-	EUR	2020		
Autres emprunts	38	-				
Faurecia						
Crédit syndiqué	700	-	EUR	2009	euribor 1M + 3,75 bp	3,08 %
Ligne de crédit confirmée	-	40	EUR	2007	euribor 1M + 3,5 bp	3,08 %
Ligne de crédit confirmée	-	18	USD	2007	libor 3/6/9M + 8 bp	4,40 %
Autres emprunts	25	16	EUR/USD	> 2011	variable / fixe	variable / fixe
Peugeot Citroën do Brasil Automoveis	51	27	BRL	2009	variable	variable
Autres sociétés	65	4				
Total	**1 147**	**283**				

(1) Ce contrat contient des clauses restrictives notamment en matière de ratios financiers ; ces clauses sont respectées au 31 décembre 2006.

29.3. Caractéristiques des autres financements à court terme et découverts bancaires

(en millions d'euros)	Monnaie d'émission	**Solde au bilan au 31/12/2006**	Solde au bilan au 31/12/2005	Solde au bilan au 31/12/2004
Billets de trésorerie	EUR	484	850	850
Crédits à court terme	N/A	689	1 225	1 203
Banques créditrices	N/A	820	720	701
Paiements émis[1]	N/A	2 031	2 063	-
Total		**4 024**	**4 858**	**2 754**

(1) Il s'agit de paiements en attente d'enregistrement en banque, leur échéance correspondant à un jour bancaire non ouvré. Leur contrepartie est une augmentation de la trésorerie à l'actif.

29.4. Dettes sur locations capitalisées

La valeur actualisée des loyers futurs incluse en autres emprunts, et concernant des contrats de location financement, est la suivante par échéance :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
2005	-	-	27
2006	-	68	57
2007	94	59	48
2008	82	54	33
2009	83	50	33
2010	76	49	-
Années ultérieures	83	30	117
	418	**310**	**315**
Moins frais financiers inclus	(52)	(31)	(35)
Valeur actualisée des loyers futurs	**366**	**279**	**280**

Note 30 ▪ Autres passifs non courants

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Dettes sur véhicules sous clause de rachat	2 743	2 335	2 262
Autres	16	19	24
Total	**2 759**	**2 354**	**2 286**

Note 31 ▪ Dettes des activités de financement

Les principes de comptabilisation et d'évaluation sont définis en note 1.14.C.

31.1. Dettes par nature

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Titres émis par les FCC dans le cadre des titrisations (note 19)	2 537	1 846	2 714
Autres emprunts obligataires	413	91	91
Autres dettes constituées par un titre	12 996	12 876	11 685
Dettes envers les établissements de crédit	6 895	7 778	7 150
	22 841	**22 591**	**21 640**
Dettes envers la clientèle	495	396	430
	23 336	**22 987**	**22 070**
Dettes envers les activités industrielles et commerciales	*(292)*	*(230)*	*(205)*
Total	**23 044**	**22 757**	**21 865**

31.2. Échéancier

31/12/2006 *(en millions d'euros)*	Titres émis par les FCC	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	-	-	4 216	2 472	6 688
3 mois à 1 an	637	-	2 850	1 948	5 435
1 à 5 ans	1 616	-	5 864	2 475	9 955
+ 5 ans	284	413	66	-	763
Total	**2 537**	**413**	**12 996**	**6 895**	**22 841**

31/12/2005 *(en millions d'euros)*	Titres émis par les FCC	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	167	-	3 523	4 267	7 957
3 mois à 1 an	476	91	2 670	1 536	4 773
1 à 5 ans	1 203	-	6 574	1 975	9 752
+ 5 ans	-	-	109	-	109
Total	**1 846**	**91**	**12 876**	**7 778**	**22 591**

31/12/2004 *(en millions d'euros)*	Titres émis par les FCC	Emprunts obligataires	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Total
0 à 3 mois	242	-	4 140	3 937	8 319
3 mois à 1 an	640	-	2 090	994	3 724
1 à 5 ans	1 832	91	5 155	1 994	9 072
+ 5 ans	-	-	300	225	525
Total	**2 714**	**91**	**11 685**	**7 150**	**21 640**

31.3. Devises de remboursement

Les emprunts obligataires, ainsi que les titres émis par les Fonds Communs de Créances dans le cadre des titrisations, sont remboursables exclusivement en euros. Les autres dettes s'analysent comme suit par devise de remboursement :

	31/12/2006		31/12/2005		31/12/2004	
(en millions d'euros)	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Autres dettes constituées par un titre	Dettes envers les établissements de crédit	Autres dettes constituées par un titre	Dettes envers les établissements de crédit
EUR	12 495	6 022	12 335	6 192	11 053	5 796
GBP	246	385	277	1 210	234	1 151
USD	-	-	17	-	162	-
JPY	168	-	161	-	175	-
BRL	40	256	24	190	2	78
CHF	-	47	-	50	-	49
CZK	47	85	62	74	59	52
Autres	-	100	-	62	-	24
Total	**12 996**	**6 895**	**12 876**	**7 778**	**11 685**	**7 150**

Note 32 . Autres créanciers

32.1. Activités industrielles et commerciales

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
États et collectivités publiques hors impôts sur les sociétés	934	938	942
Personnel	996	1 063	1 045
Organismes sociaux	590	608	545
Fournisseurs d'immobilisations	426	529	639
Clients créditeurs	370	370	345
Instruments dérivés[1]	2	7	16
Produits constatés d'avance	335	320	282
Créditeurs divers	422	320	254
Total	**4 075**	**4 155**	**4 068**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de change sur ses créances et dettes d'exploitation réalisées ou planifiées. L'échéancier de ces instruments est indiqué dans la note 35 « Gestion des risques de marché ».

32.2. Activités de financement

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Personnel et organismes sociaux	52	73	76
Instruments dérivés[1]	211	175	285
Comptes de régularisation des activités de financement	313	382	356
Créditeurs divers	271	214	275
Total	**847**	**844**	**992**

(1) Ce poste correspond à la juste valeur des instruments acquis par le groupe pour se prémunir contre les risques de taux sur les dettes et créances de financement. L'échéancier de ces instruments est indiqué dans la note 35 « Gestion des risques de marché ».

Note 33 . Notes annexes aux tableaux de flux de trésorerie consolidés

33.1. Trésorerie nette présentée aux tableaux de flux

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Trésorerie (note 25.1)	6 339	6 351	5 158
Paiements émis (note 29.3)	(2 031)	(2 063)	-
Trésorerie des activités industrielles et commerciales	**4 308**	**4 288**	**5 158**
Trésorerie des activités de financement (note 25.2)	**620**	**635**	**610**
Élimination des opérations réciproques[1]	*(292)*	*(230)*	*(205)*
Total	**4 636**	**4 693**	**5 563**

(1) L'élimination des opérations réciproques est consécutive à la cession des créances de la division automobile aux sociétés de financement le dernier jour du mois. L'entrée de trésorerie est reconnue le jour de la cession chez le cédant et le lendemain dans la société de financement.

33.2. Détail des flux liés à l'exploitation

A. Activités industrielles et commerciales

(en millions d'euros)	**2006**	2005	2004
(Augmentation) Diminution des stocks	(16)	(194)	(336)
(Augmentation) Diminution des clients	2	241	161
Augmentation (Diminution) des fournisseurs	310	(618)	803
Dotations nettes aux provisions courantes	185	225	11
Variation des impôts	25	(85)	44
Autres variations[1]	(82)	142	369
	424	**(289)**	**1 052**
Flux vers les activités de financement	*(5)*	*(24)*	*47*
Total	**419**	**(313)**	**1 099**

(1) Les variations de dettes liées aux fournisseurs d'immobilisations ont été reclassées dans les flux liés aux investissements (pour (111) millions d'euros en 2005 et 68 millions d'euros en 2004).

B. Activités de financement

(en millions d'euros)	**2006**	2005	2004
Augmentation des créances de financement des ventes	(464)	(1 136)	(1 554)
Augmentation des placements à court terme	(53)	(353)	(219)
Augmentation des dettes financières	368	1 293	1 475
Dotations nettes aux provisions courantes	(12)	(1)	11
Variation des impôts	(46)	56	24
Autres variations	(27)	(7)	(202)
	(234)	**(148)**	**(465)**
Flux vers les activités industrielles et commerciales	*(32)*	*(24)*	*(11)*
Total	**(266)**	**(172)**	**(476)**

33.3. Détail de la variation des postes de bilan des activités industrielles et commerciales

2006 (en millions d'euros)	Ouverture	Flux d'exploitation	Changement de périmètre et autres	Écart de conversion	Réévaluation par capitaux propres	Clôture
Stocks	(6 889)	(16)	6	73	-	(6 826)
Clients	(3 097)	2	(4)	56	-	(3 043)
Fournisseurs	10 240	310	(13)	(56)	-	10 481
Impôts	(80)	25	2	(5)	-	(58)
Provisions courantes	1 582	185	(12)	(8)	-	1 747
Autres débiteurs	(1 694)	(47)	4	18		(1 719)
Autres créanciers	4 155	(74)	17	(23)	-	4 075
	4 217	**385**	-	**55**	-	**4 657**
Flux vers les activités de financement	*137*	*(5)*	-	-	-	*132*
Total	**4 354**	**380**	-	**55**	-	**4 789**

2005 (en millions d'euros)	Ouverture	Flux d'exploitation	Changement de périmètre et autres	Écart de conversion	Réévaluation par capitaux propres	Clôture
Stocks	(6 546)	(194)	(14)	(135)	-	(6 889)
Clients	(3 296)	241	34	(76)	-	(3 097)
Fournisseurs	10 773	(618)	(16)	101	-	10 240
Impôts	4	(85)	(1)	2	-	(80)
Provisions courantes	1 343	225	-	14	-	1 582
Autres débiteurs	(1 756)	53	7	(41)	43	(1 694)
Autres créanciers	4 068	36	(11)	62	-	4 155
	4 590	**(342)**	**(1)**	**(73)**	**43**	**4 217**
Flux vers les activités de financement	*160*	*(22)*	*(2)*	*1*	-	*137*
Total	**4 750**	**(364)**	**(3)**	**(72)**	**43**	**4 354**

33.4. Variations des autres actifs et passifs financiers des activités industrielles et commerciales

(en millions d'euros)	**2006**	2005	2004
Augmentation des emprunts	705	410	491
Remboursement des emprunts et conversions d'obligations	(238)	(389)	(907)
(Augmentation) Diminution des autres actifs financiers non courants	(318)	(271)	(1 241)
(Augmentation) Diminution des actifs financiers courants	855	327	551
Augmentation (Diminution) des passifs financiers courants	(799)	(66)	392
	205	**11**	**(714)**
Flux vers les activités de financement	*(23)*	*25*	*(36)*
Total	**182**	**36**	**(750)**

33.5. Variations des autres actifs et passifs financiers des activités de financement

Ce poste correspond au remboursement de la dette subordonnée.

Note 34 . Instruments financiers

A. Instruments financiers inscrits au bilan

	31/12/2006		Ventilation par catégorie d'instruments[1]				
(en millions d'euros)	Valeur au bilan	Juste valeur	Juste valeur par résultat[2]	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés
Titres de participation	53	53	-	53	-	-	-
Autres actifs financiers non courants	1 368	1 368	797	283	123	-	165
Prêts et créances des activités de financement	22 703	22 529	-	-	22 703	-	-
Titres de placement des sociétés de financement	2 818	2 818	2 818	-	-	-	-
Clients des activités industrielles et commerciales	2 850	2 850	-	-	2 850	-	-
Autres débiteurs	2 268	2 276	-	-	2 019	-	249
Actifs financiers courants	1 132	1 132	918	-	171	-	43
Équivalents de trésorerie	5 197	5 197	5 197	-	-	-	-
Trésorerie	1 470	1 470	1 470	-	-	-	-
Actifs	**39 859**	**39 693**	**11 200**	**336**	**27 866**	**-**	**457**
Passifs financiers non courants	4 125	4 262	-	-	-	4 111	14
Dettes des activités de financement[3]	23 044	23 056	152	-	-	22 892	-
Fournisseurs d'exploitation et effets à payer	10 456	10 456	-	-	10 456	-	-
Autres créanciers	4 661	4 661	-	-	4 448	-	213
Passifs financiers courants	4 400	4 403	-	-	-	4 396	4
Passifs	**46 686**	**46 837**	**152**	**-**	**14 904**	**31 399**	**231**

	31/12/2005		Ventilation par catégorie d'instruments[1]				
(en millions d'euros)	Valeur au bilan	Juste valeur	Juste valeur par résultat[2]	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés
Titres de participation	46	46	-	46	-	-	-
Autres actifs financiers non courants	1 986	1 986	1 174	263	139	-	410
Prêts et créances des activités de financement	22 238	22 391	-	-	22 238	-	-
Titres de placement des sociétés de financement	2 709	2 709	2 709	-	-	-	-
Clients des activités industrielles et commerciales	2 931	2 931	-	-	2 931	-	-
Autres débiteurs	2 276	2 276	-	-	2 053	-	223
Actifs financiers courants	1 214	1 214	971	41	176	-	26
Équivalents de trésorerie	5 164	5 164	5 164	-	-	-	-
Trésorerie	1 592	1 592	1 592	-	-	-	-
Actifs	**40 156**	**40 309**	**11 610**	**350**	**27 537**	**-**	**659**
Passifs financiers non courants	3 826	4 005	-	-	-	3 809	17
Dettes des activités de financement[3]	22 757	22 778	158	-	-	22 599	-
Fournisseurs d'exploitation et effets à payer	10 210	10 210	-	-	10 210	-	-
Autres créanciers	4 773	4 773	-	-	4 591	-	182
Passifs financiers courants	5 166	5 166	-	-	-	5 151	15
Passifs	**46 732**	**46 932**	**158**	**-**	**14 801**	**31 559**	**214**

(1) Aucune reclassification entre catégories d'instruments financiers n'a été réalisée en cours d'exercice, ni sur 2005.

(2) Tous les instruments financiers de cette catégorie sont des actifs et passifs financiers désignés comme tels dès l'origine, selon les critères définis en note 1.14.

(3) L'option de comptabilisation à la juste valeur d'une dette en résultat a été exercée afin d'éviter qu'évoluent de manière dissymétrique les justes valeurs de cette dette d'une part, et les dérivés couvrant économiquement cette dette d'autre part. La variation de valeur liée au risque crédit comptabilisée sur l'exercice n'est pas significative.

Une évaluation de la juste valeur des instruments financiers du groupe est effectuée dans la mesure où les données des marchés financiers permettent une estimation pertinente de leur valeur vénale dans une optique non liquidatrice. La juste valeur d'instruments financiers négociés sur un marché actif est donc basée sur les prix de marché à la date de clôture. Les prix de marché utilisés pour les actifs financiers détenus par le groupe sont les cours acheteurs en vigueur sur le marché à la date d'évaluation.

Les principales méthodes d'évaluation retenues sont les suivantes :

Les éléments comptabilisés à la juste valeur par résultat ainsi que les instruments dérivés de couverture, sont évalués par application d'une technique de valorisation faisant référence à des taux cotés sur le marché interbancaire (Euribor...) et à des cours de change fixés quotidiennement par la Banque Centrale Européenne. Les titres de participation, les titres de placement sont, conformément à la norme IAS 39, comptabilisés à leur juste valeur dans le bilan (voir note 1.14.B (a) et (c)).

Les prêts et créances de financement sont évalués au coût amorti calculé à l'aide du taux d'intérêt effectif (TIE). De manière générale, ils font l'objet de couverture du risque de taux. L'application de la comptabilité de couverture entraîne la réévaluation à la juste valeur de la partie couverte des encours. La marge liée aux encours de crédit est donc exclue de la réévaluation ainsi opérée. La juste valeur présentée ci-dessus est estimée en actualisant les flux futurs au taux auquel des prêts similaires ont été octroyés à la date de clôture.

Les emprunts des activités industrielles et commerciales et les dettes des activités de financement sont essentiellement comptabilisés au coût amorti, calculé à l'aide du taux d'intérêt effectif (TIE). Dans ce cas, les passifs

financiers couverts par des swaps de taux d'intérêt font l'objet d'une comptabilité de couverture. Ils sont réévalués pour la partie liée à l'évolution des taux d'intérêt. La juste valeur présentée ci-dessus est estimée en intégrant la valeur du risque de crédit du groupe PSA PEUGEOT CITROËN. Exceptionnellement, des passifs financiers sont comptabilisés selon l'option juste valeur ; la valeur au bilan intègre alors le risque crédit.

La juste valeur des créances et des dettes fournisseurs des activités industrielles et commerciales est assimilée à leur valeur au bilan, compte tenu de leurs échéances très courtes de paiement.

B. Effet en résultat des instruments financiers

	2006	Ventilation par catégorie d'instruments				
(en millions d'euros)	Effet en résultat	Juste valeur par résultat	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés
Sociétés industrielles et commerciales						
Total produit d'intérêts	28	-	-	28	-	-
Total charge d'intérêts	(426)	-	-	-	(426)	-
Réévaluation	290	340	-	-	3	(53)
Résultat de cession	24		24			
Dépréciation nette	(15)	-	-	(15)	-	-
Total sociétés industrielles et commerciales	**(99)**	**340**	**24**	**13**	**(423)**	**(53)**
Sociétés de financement						
Total produit d'intérêts	1 462	-	-	1 462	-	-
Total charge d'intérêts	(757)	-	-	-	(757)	-
Réévaluation	94	70	-	(78)	68	34
Dépréciation nette	(41)	-	-	(41)	-	-
Total sociétés de financement	**758**	**70**	**-**	**1 343**	**(689)**	**34**
Gains nets ou (pertes nettes)	**659**	**410**	**24**	**1 356**	**(1 112)**	**(19)**

	2005	Ventilation par catégorie d'instruments				
(en millions d'euros)	Effet en résultat	Juste valeur par résultat	Actifs disponibles à la vente	Prêts et créances	Dettes au coût amorti	Instruments dérivés
Sociétés industrielles et commerciales						
Total produit d'intérêts	28	-	-	28	-	-
Total charge d'intérêts	(389)	-	-	-	(389)	-
Réévaluation	265	323	-	-	(65)	7
Résultat de cession	51		51			
Dépréciation nette	3	-	-	3	-	-
Total sociétés industrielles et commerciales	**(42)**	**323**	**51**	**31**	**(454)**	**7**
Sociétés de financement						
Total produit d'intérêts	1 384	-	-	1 384	-	-
Total charge d'intérêts	(593)	-	-	-	(593)	-
Réévaluation	1	46	-	(63)	41	(23)
Dépréciation nette	(25)	-	-	(25)	-	-
Total sociétés de financement	**767**	**46**	**-**	**1 296**	**(552)**	**(23)**
Gains nets ou (pertes nettes)	**725**	**369**	**51**	**1 327**	**(1 006)**	**(16)**

Pour les sociétés de financement, l'ensemble des résultats dégagés par les actifs et passifs financiers définis par IAS 39 est comptabilisé en marge opérationnelle.

Note 35 . Gestion des risques de marché

35.1. Politique de gestion des risques

A. Risque de change

Les sociétés industrielles et commerciales gèrent leurs positions de change sur les transactions en devises, avec pour objectif de couvrir les risques de fluctuation des parités monétaires qui concernent essentiellement la division automobile. Cette gestion consiste principalement pour la division automobile à souscrire, dès l'enregistrement des factures libellées en devises, des contrats à terme ferme, pour l'essentiel par l'intermédiaire de la filiale spécialisée PSA International S.A. (PSAI). Par ailleurs, PSAI a mis en place des couvertures sous forme d'achat d'options pour des opérations futures en yens et en livres sterling.

Dans le cadre de son activité propre, PSAI effectue dans des limites strictes, contrôlées en permanence, des transactions hors couverture sur des produits de change. Ces opérations, qui sont les seules de cette nature réalisées par les sociétés du groupe PSA PEUGEOT CITROËN ont des effets peu significatifs sur le résultat consolidé du groupe.

Faurecia couvre de façon centralisée le risque de change de ses filiales, lié à leurs opérations commerciales, au moyen principalement d'opérations à terme ou optionnelles ainsi que de financement en devises. Les filiales hors de la zone Euro bénéficient de prêts intragroupe dans leurs monnaies de fonctionnement. Ces prêts étant refinancés en euros, le risque de change est couvert au moyen de swaps.

La position nette des activités industrielles et commerciales dans les principales devises étrangères est la suivante :

31/12/2006 *(en millions d'euros)*	GBP	YEN	USD	PLN	CHF	BRL	Autres
Total actifs	215	68	345	131	27	33	465
Total passifs	(471)	(28)	-	-	-	(10)	(120)
Position nette avant gestion	**(256)**	**40**	**345**	**131**	**27**	**23**	**345**
Instruments financiers dérivés	259	(40)	(340)	(97)	(27)	(21)	(345)
Position nette après gestion	**3**	**-**	**5**	**34**	**-**	**2**	**-**

31/12/2005 *(en millions d'euros)*	GBP	YEN	USD	PLN	CHF	BRL	Autres
Total actifs	83	111	429	95	26	14	567
Total passifs	(534)	-	-	(3)	-	(8)	(126)
Position nette avant gestion	**(451)**	**111**	**429**	**92**	**26**	**6**	**441**
Instruments financiers dérivés	463	(127)	(422)	(95)	(26)	(7)	(431)
Position nette après gestion	**12**	**(16)**	**7**	**(3)**	**-**	**(1)**	**10**

La position nette des activités de financement dans les principales devises étrangères est la suivante :

31/12/2006 *(en millions d'euros)*	GBP	YEN	USD	CHF	Autres
Total actifs	1 933	-	-	267	210
Total passifs	(246)	(168)	(19)	-	(167)
Position nette avant gestion	**1 687**	**(168)**	**(19)**	**267**	**43**
Instruments financiers dérivés	(1 687)	168	19	(267)	(43)
Position nette après gestion	**-**	**-**	**-**	**-**	**-**

31/12/2005 *(en millions d'euros)*	GBP	YEN	USD	CHF	Autres
Total actifs	765	-	-	289	179
Total passifs	-	(161)	(51)	-	(111)
Position nette avant gestion	**765**	**(161)**	**(51)**	**289**	**68**
Instruments financiers dérivés	(765)	161	51	(289)	(68)
Position nette après gestion	-	-	-	-	-

Il s'agit de la position du groupe induite par toutes les opérations comptabilisées au bilan au 31 décembre 2006 et 2005.

Compte tenu de la politique de couverture systématique des créances et dettes libellées en devises, la sensibilité du résultat du groupe à une variation de devise est non significative.

B. Risque de taux

Les excédents et besoins de trésorerie des activités industrielles et commerciales, hors équipement automobile, sont pour l'essentiel centralisés auprès du GIE PSA Trésorerie qui place les excédents nets sur les marchés financiers. Ces placements sont indexés sur des taux variables.
L'endettement brut des sociétés industrielles et commerciales, hors équipement automobile, correspond principalement à des ressources longues qui ont été à l'origine consenties pour partie à taux fixe, pour partie à taux révisable. Cet endettement est, par utilisation d'instruments dérivés, transformé intégralement à taux variable pour s'adosser aux excédents de trésorerie.

Faurecia dispose d'emprunts à taux fixe pour 4 millions d'euros, dont l'échéance à l'origine était supérieure à un an, qui ont fait l'objet d'une conversion à taux variable au moyen de swaps dont les échéances sont adossées à celles des emprunts. Des options de taux plafond (CAP) et d'autres structures optionnelles, en euros et en dollars, ont été mises en place pour couvrir les intérêts d'emprunts payables entre janvier 2007 et décembre 2009. Des swaps taux variable / taux fixe en euros et en dollars ont également été mis en place pour couvrir des intérêts payables sur la même période. Des floors ont été achetés pour profiter d'une éventuelle baisse des taux d'intérêt à moyen terme sur la dette à taux fixe.

Banque PSA Finance qui consent aux clients de l'activité automobile du groupe des prêts à taux fixe, se refinance essentiellement avec des ressources indexées à taux révisable. L'impact de la variation des taux d'intérêt est couvert en assurant, par la mise en place de swaps, l'adéquation de la structure de taux de l'actif et du passif.

Par ailleurs, depuis l'exercice 2004, Banque PSA Finance a acheté des options de taux d'intérêt afin de plafonner le coût de refinancement sur les encours de crédits futurs à consentir en euros, à taux fixe (note 35.3).

L'échéancier retrace à la date d'arrêté des comptes l'encours de la dette et des actifs financiers avant et après prise en compte des opérations de couverture. L'échéance des actifs et des dettes à taux révisable est celle de la révision de taux.

La position nette de risque de taux pour les activités industrielles et commerciales est la suivante :

31/12/2006 *(en millions d'euros)*	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	7 899	100	75	8 074
Total passifs	(5 276)	(2 282)	(755)	(8 313)
Position nette avant gestion	**2 623**	**(2 182)**	**(680)**	**(239)**
Instruments financiers dérivés	(2 517)	1 834	683	-
Position nette après gestion	**106**	**(348)**	**3**	**(239)**

31/12/2005 *(en millions d'euros)*	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	8 552	85	76	8 713
Total passifs	(5 693)	(699)	(2 446)	(8 838)
Position nette avant gestion	**2 859**	**(614)**	**(2 370)**	**(125)**
Instruments financiers dérivés	(2 604)	185	2 419	-
Position nette après gestion	**255**	**(429)**	**49**	**(125)**

Une diminution des taux de 1 % entraînerait un manque à gagner de 0,4 million d'euros sur l'évaluation 2006 (montant identique en 2005).

Les dettes à taux fixe supérieures à un an correspondent essentiellement à l'emprunt obligataire de Faurecia à échéance 2010, et à la participation des salariés.

La position nette de risque de taux pour les sociétés de financement est la suivante :

31/12/2006 *(en millions d'euros)*	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	16 749	9 597	-	26 346
Total passifs	(19 264)	(2 350)	(1 316)	(22 930)
Position nette avant gestion	**(2 515)**	**7 247**	**(1 316)**	**3 416**
Instruments financiers dérivés	2 981	(4 297)	1 316	-
Position nette après gestion	**466**	**2 950**	**-**	**3 416**

31/12/2005 *(en millions d'euros)*	Du jour le jour à 1 an	De 1 à 5 ans	Supérieur à 5 ans	Total
Total actifs	16 407	9 347	-	25 754
Total passifs	(19 721)	(2 585)	(261)	(22 567)
Position nette avant gestion	**(3 314)**	**6 762**	**(261)**	**3 187**
Instruments financiers dérivés	4 271	(4 532)	261	-
Position nette après gestion	**957**	**2 230**	**-**	**3 187**

Une diminution des taux de 1 % entraînerait un manque à gagner de 1,6 million d'euros sur l'évaluation 2006 (de 2,4 millions d'euros sur l'évaluation 2005).

La position nette après gestion dont les échéances sont comprises entre un et cinq ans, correspond aux actifs nets couverts par les fonds propres du groupe Banque PSA Finance.

C. Risque actions

Le risque actions est le risque de prix lié à une variation défavorable de 10 % du prix des titres de capital détenus.

31/12/2006 *(en millions d'euros)*	Titres de placement « disponibles à la vente »	Titres de placement « comptabilisés selon l'option juste valeur »
Position Bilan	283	61
Sensibilité au résultat	-	(6)
Sensibilité en capitaux propres	(28)	N/A

31/12/2005 *(en millions d'euros)*	Titres de placement « disponibles à la vente »	Titres de placement « comptabilisés selon l'option juste valeur »
Position Bilan	275	49
Sensibilité au résultat	-	(5)
Sensibilité en capitaux propres	(27)	N/A

D. Autres risques

Le risque de crédit et le risque de liquidité sont commentés dans le chapitre « Gestion des risques financiers » du rapport d'activité.

35.2. Instruments de couverture des activités industrielles et commerciales

Une description des différents types de couverture et leur comptabilisation est faite dans la note 1.14.D (b).

Le groupe n'a pas de couverture d'investissement net à l'étranger.

A. Information sur les notionnels couverts et sur la valeur des instruments de couverture

31/12/2006 *(en millions d'euros)*	Valeur au bilan		Notionnel	< 1 an	Échéances de 1 à 5 ans	> 5 ans
	Actif	Passif				
Risque de change						
Couverture de juste valeur :						
- Contrats de change à terme	1	-	45	45	-	-
- Options de change	-	-	154	154	-	-
- Swaps de devises	2	(1)	469	350	119	-
Couverture de flux futurs :						
- Options de change	6	-	2 423	2 159	264	-
Trading [1]	6	(2)	1 180	1 087	93	-
Total	**15**	**(3)**	**4 271**	**3 795**	**476**	**-**
Risque de taux						
Couverture de juste valeur :						
- Swaps de taux	164	(4)	2 610	300	1 710	600
Trading [2]	42	(13)	10 427	6 991	3 436	-
Total	**206**	**(17)**	**13 037**	**7 291**	**5 146**	**600**
Total couvertures de juste valeur	**167**	**(5)**	**3 278**	**849**	**1 829**	**600**
Total couvertures de flux futurs	**6**	**-**	**2 423**	**2 159**	**264**	**-**

31/12/2005 *(en millions d'euros)*	Valeur au bilan		Notionnel	Échéances < 1 an	de 1 à 5 ans	> 5 ans
	Actif	Passif				
Risque de change						
Couverture de juste valeur :						
- Contrats de change à terme	6	-	378	378	-	-
- Options de change	7	-	187	187	-	-
- Swaps de devises	20	(17)	470	-	470	-
Couverture de flux futurs :						
- Options de change	16	-	1 727	1 727	-	-
Trading [1]	-	(7)	1 237	1 141	96	-
Total	**49**	**(24)**	**3 999**	**3 433**	**566**	**-**
Risque de taux						
Couverture de juste valeur :						
- Swaps de taux	392	(11)	2 582	256	175	2 151
Trading [2]	24	(4)	11 998	6 478	5 520	-
Total	**416**	**(15)**	**14 580**	**6 734**	**5 695**	**2 151**
Total couvertures de juste valeur	**425**	**(28)**	**3 617**	**821**	**645**	**2 151**
Total couvertures de flux futurs	**16**	**-**	**1 727**	**1 727**	**-**	**-**

(1) Trading : instruments dérivés non qualifiés de couverture au sens d'IAS 39. Conformément à IAS 21 les dettes et créances libellées en devises devant être systématiquement réévaluées au taux de clôture avec effet en résultat, le groupe a choisi de ne pas mettre en place de documentation de couverture qui aboutirait au même résultat.

(2) Trading : instruments dérivés non qualifiés de couverture au sens d'IAS 39. Correspond à la juste valeur des instruments financiers de couverture économique des dettes ou titres de placement.

B. Informations sur les impacts résultat et capitaux propres des instruments de couverture

Impact des couvertures de flux futurs

(en millions d'euros)	**2006**	2005
Juste valeur à l'ouverture	**16**	**98**
Variation de la part efficace en capitaux propres	3	(62)
Variation de la part inefficace en résultat	(46)	(55)
Achats d'options	33	35
Sortie suite à exercice ou cession	-	-
Juste valeur à la clôture	**6**	**16**
Reprise de valeur intrinsèque en résultat pour exercice	-	-
Reprise de valeur intrinsèque en résultat pour déqualification	-	-
Impact avant impôt sur résultat	**(46)**	**(55)**
Impact avant impôt sur capitaux propres	**3**	**(62)**

Les couvertures de flux futurs des sociétés industrielles et commerciales sont des options de change qui concernent les ventes de véhicules prévues sur le marché britannique pour l'exercice 2007. Le groupe a également acheté des options d'achat de yens qui assurent un taux maximum de change à ses achats de voitures en 2007 et 2008 dans le cadre de sa coopération avec Mitsubishi.

Les variations de valeur temps sont enregistrées en autres produits et charges (note 8). Les montants recyclés en résultat lors de la réalisation du chiffre d'affaires sont présentés en marge opérationnelle ; les recyclages en résultat lors de la déqualification des couvertures sont présentés en autres produits et charges (note 8).

Impact des couvertures de juste valeur

(en millions d'euros)	**2006**	2005
Réévaluation en résultat des emprunts couverts	147	(62)
Réévaluation en résultat des couvertures sur emprunts	(145)	58
Impact net sur résultat	**2**	**(4)**

Le résultat des couvertures sur emprunts présenté en note 10 enregistre également le résultat des couvertures non traitées en comptabilité de couverture selon les règles définies par IAS 39.

35.3. Instruments de couverture des activités de financement

Une description des différents types de couverture et de leur comptabilisation est faite dans la note 1.14.D (b).

Le groupe n'a pas de couverture d'investissement net à l'étranger.

A. Information sur les notionnels couverts et sur la valeur des instruments de couverture

31/12/2006 *(en millions d'euros)*	Valeur au bilan		Notionnel	Échéances < 1 an	de 1 à 5 ans	> 5 ans
	Actif	Passif				
Risque de change						
Couverture de juste valeur :						
- Swaps de devises	4	(31)	2 422	2 004	418	-
Risque de taux						
Couverture de juste valeur :						
- Swaps de couverture des emprunts	-	(3)	2 654	2 577	20	57
- Swaps de couverture des EMTN/BMTN	1	(38)	3 111	808	2 294	9
- Swaps de couverture des obligations	3	(3)	1 250	-	-	1 250
- Swaps de couverture de l'encours détail	107	-	13 063	6 300	6 763	-
- Produits à recevoir / (charges à payer) sur swaps de couverture	69	(104)	-	-	-	-
Couverture de flux futurs :						
- Options de swaps	21	-	5 163	5 163	-	-
Trading [1]	31	(32)	7 228	2 552	3 426	1 250
Total	**236**	**(211)**	**34 891**	**19 404**	**12 921**	**2 566**
Total couvertures de juste valeur	**184**	**(179)**	**22 500**	**11 689**	**9 495**	**1 316**
Total couvertures de flux futurs	**21**	**-**	**5 163**	**5 163**	**-**	**-**

31/12/2005 *(en millions d'euros)*	Valeur au bilan		Notionnel	Échéances < 1 an	de 1 à 5 ans	> 5 ans
	Actif	Passif				
Risque de change						
Couverture de juste valeur :						
- Swaps de devises	9	(5)	1 458	1 002	456	-
Risque de taux						
Couverture de juste valeur :						
- Swaps de couverture des emprunts	1	(3)	3 443	3 288	155	-
- Swaps de couverture des EMTN/BMTN	39	(19)	3 224	603	2 512	109
- Swaps de couverture des obligations	37	-	91	91	-	-
- Swaps de couverture de l'encours détail	35	(12)	13 322	6 123	7 199	-
- Produits à recevoir / (charges à payer) sur swaps de couverture	29	(110)	-	-	-	-
Couverture de flux futurs :						
- Options de swaps	11	-	3 768	3 768	-	-
Trading (1)	33	(26)	7 460	2 852	2 206	2 402
Total	**194**	**(175)**	**32 766**	**17 727**	**12 528**	**2 511**
Total couvertures de juste valeur	**150**	**(149)**	**21 538**	**11 107**	**10 322**	**109**
Total couvertures de flux futurs	**11**	**-**	**3 768**	**3 768**	**-**	**-**

(1) Trading : instruments dérivés non qualifiés de couverture au sens d'IAS 39. Correspond à la juste valeur des instruments financiers à terme de couverture économique des dettes ou des titres de placement évalués selon l'option juste valeur. Les swaps classés en trading se neutralisent au sein de portefeuilles homogènes et comprennent essentiellement des swaps symétriques mis en place lors des opérations de titrisation ; ils ne dégagent pas de résultat significatif.

B. Informations sur les impacts résultat et capitaux propres des instruments de couverture

Impact des couvertures de flux futurs

(en millions d'euros)	2006	2005
Juste valeur à l'ouverture	**11**	**7**
Variation de la part efficace en capitaux propres	50	5
Variation de la part inefficace en résultat	(20)	(9)
Achats d'options	24	8
Sortie suite à exercice ou cession	(44)	-
Juste valeur à la clôture	**21**	**11**
Reprise de valeur intrinsèque en résultat pour exercice	10	-
Reprise de valeur intrinsèque en résultat pour déqualification	-	-
Impact avant impôt sur résultat	**(10)**	**(9)**
Impact avant impôt sur capitaux propres	**50**	**5**

Les couvertures de flux futurs des activités de financement sont des options de swaps de taux d'intérêt à échéance de tous les trimestres 2007 afin de garantir un coût maximum de refinancement pour les nouveaux encours de crédit à la « Clientèle finale » qui seront accordés en euros en 2007. Les notionnels et les maturités des swaps (de un à cinq ans), objet de ces options, correspondent aux maturités des encours prévisionnels à produire sur cette même période.

Impact des couvertures de juste valeur

(en millions d'euros)	31/12/2006	31/12/2005	Variation de juste valeur	Inefficacité en résultat
Écart de réévaluation des encours				
Vente à crédit	(65)	(10)		
Location avec option d'achat	(11)	(2)		
Location longue durée	(21)	(7)		
Total valorisation nette	**(97)**	**(19)**	**(78)**	**-**
Instruments dérivés de couverture de l'encours détail				
À l'actif	107	35		
Au passif	-	(12)		
Total valorisation nette	**107**	**23**	**84**	**-**
Inefficacité en stock	**10**	**4**	**-**	**6**
Écart de réévaluation des emprunts couverts				
Valorisation nette	3	2		
Total valorisation nette	**3**	**2**	**1**	
Instruments dérivés de couverture des emprunts				
À l'actif	-	1		
Au passif	(3)	(3)		
Total valorisation nette	**(3)**	**(2)**	**(1)**	**-**
Inefficacité en stock	**-**	**-**	**-**	**-**
Écart de réévaluation des EMTN/BMTN couverts				
Valorisation nette	37	(20)		
Total valorisation nette	**37**	**(20)**	**57**	**-**
Instruments dérivés de couverture des EMTN/BMTN				
À l'actif	1	39		
Au passif	(38)	(19)		
Total valorisation nette	**(37)**	**20**	**(57)**	**-**
Inefficacité en stock	**-**	**-**	**-**	**-**
Écart de réévaluation des obligations couvertes				
Valorisation nette	-	(37)		
Total valorisation nette	**-**	**(37)**	**37**	**-**
Instruments dérivés de couverture des obligations				
À l'actif	3	37		
Au passif	(3)	-		
Total valorisation nette	**-**	**37**	**(37)**	**-**
Inefficacité en stock	**-**	**-**	**-**	**-**

Note 36 ▪ Position financière nette des activités industrielles et commerciales

36.1. Détail

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Position aux bornes des sociétés industrielles et commerciales			
Trésorerie	6 339	6 351	5 158
Autres actifs financiers non courants	1 321	1 940	2 329
Actifs financiers courants	1 132	1 214	712
Passifs financiers non courants	(4 125)	(3 826)	(3 791)
Passifs financiers courants	(4 551)	(5 298)	(3 061)
Position financière nette aux bornes des sociétés industielles et commerciales	**116**	**381**	**1 347**
Dont position hors groupe	(25)	283	1 300
Dont position vis-à-vis des sociétés de financement	141	98	47

36.2. Lignes de crédit

Le groupe PSA PEUGEOT CITROËN bénéficie, dans le cadre de lignes de crédits renouvelables dont les échéances s'échelonnent jusqu'en 2010, de possibilités d'emprunts dans les limites suivantes :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Peugeot S.A. et GIE PSA Trésorerie	2 400	2 400	2 400
Faurecia	1 600	1 600	1 778
Groupe Banque PSA Finance	6 000	6 000	6 000
Lignes de crédits confirmées	**10 000**	**10 000**	**10 178**

Peugeot S.A., le GIE PSA Trésorerie et le groupe Banque PSA Finance n'utilisent pas ces possibilités d'emprunts.

Seule Faurecia utilise les siennes à hauteur de :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Utilisations de Faurecia	700	200	447

Ce contrat contient des clauses restrictives notamment en matière de ratios financiers ; ces clauses sont respectées au 31 décembre 2006.

Note 37 ■ Rentabilité des capitaux employés

37.1. Capitaux employés

Les capitaux employés correspondent aux moyens que l'entreprise met en œuvre pour ses activités opérationnelles. Leur définition diffère entre les activités industrielles et commerciales et les activités de financement.

Sont considérés comme capitaux employés :
- l'ensemble des actifs non financiers, nets des passifs non financiers, des sociétés industrielles et commerciales, tels qu'ils figurent au bilan consolidé du groupe ;
- l'actif net des activités de financement.

Les capitaux employés s'établissent en conséquence comme suit :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Écarts d'acquisition	1 547	1 677	1 798
Immobilisations incorporelles	3 947	3 886	3 602
Immobilisations corporelles	15 221	14 909	14 168
Titres mis en équivalence	584	596	614
Titres de participation	53	45	65
Autres actifs non courants	96	95	96
Actifs d'impôts différés	499	579	502
Stocks	6 826	6 889	6 546
Clients des activités industrielles et commerciales	3 043	3 097	3 296
Créances d'impôts courants	210	180	110
Autres débiteurs	1 719	1 694	1 756
Autres passifs non courants	(2 759)	(2 352)	(2 279)
Provisions non courantes	(1 383)	(1 527)	(1 750)
Passifs d'impôts différés	(1 854)	(2 086)	(1 968)
Provisions courantes	(1 747)	(1 582)	(1 343)
Fournisseurs d'exploitation et effets à payer	(10 481)	(10 240)	(10 773)
Passifs d'impôts courants	(152)	(100)	(114)
Autres créanciers	(4 075)	(4 155)	(4 068)
Actif net des activités de financement	2 652	2 420	2 098
Réciprocités	141	98	47
Total	**14 087**	**14 123**	**12 403**

37.2. Résultat économique

Le résultat économique est constitué du résultat net avant prise en compte :
- des charges de financement,
- des produits sur prêts et placements de trésorerie,
- des plus et moins-values nettes de titres de placement,
- des impôts.

Un taux d'impôt égal au taux effectif du groupe est appliqué pour déterminer le résultat économique net d'impôts à rapporter aux capitaux employés.

Le résultat économique s'établit en conséquence comme suit :

(en millions d'euros)	**2006**	2005	2004
Résultat net consolidé	**63**	**990**	**1 680**
Produits sur prêts, titres de placement et trésorerie	(370)	(355)	(319)
Charges de financement	428	414	389
Plus-value nette sur cessions de titres de placement	(26)	(33)	(188)
Impôts sur produits et charges financiers	9	(8)	37
Résultat économique, net d'impôts	**104**	**1 008**	**1 599**

37.3. Rentabilité des capitaux employés

La rentabilité instantanée des capitaux employés, rapport du résultat économique au total des capitaux employés à la clôture de l'exercice s'établit en conséquence comme suit :

	2006	2005	2004
	0,7 %	7,1 %	12,9 %

Note 38 ■ Engagements donnés hors bilan

38.1. Opérations spécifiques

Les engagements de retraite non inscrits au bilan correspondent aux écarts actuariels différés (note 28.1.E.) en conformité avec la méthode du corridor (note 1.18).

38.2. Autres opérations

Pour les opérations courantes, le groupe est engagé à la clôture de l'exercice pour les montants suivants :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Activités industrielles et commerciales			
Commandes fermes pour l'acquisition d'actifs industriels	1 245	1 729	2 059
Commandes d'études et assimilés	9	7	27
Engagements de location non résiliables	878	836	636
	2 132	**2 572**	**2 722**
Activités de financement			
Engagements de financement en faveur de la clientèle	1 306	1 020	899
Engagements de garantie d'ordre de la clientèle et d'établissements de crédit	111	127	122
	1 417	**1 147**	**1 021**
Avals, cautions et garanties donnés	580	551	559
Actifs nantis, gagés ou hypothéqués	251	236	426

Le groupe PSA PEUGEOT CITROËN dispose par ailleurs d'engagements, reçus comme donnés, dans le cadre de sa politique de coopération industrielle avec ses partenaires.

38.3. Détail des actifs nantis, gagés ou hypothéqués

Échéancier

(en millions d'euros)	Date d'échéance	**31/12/2006**	31/12/2005	31/12/2004
Immobilisations corporelles	Indéfinie	17	20	23
Immobilisations financières				
	2005	-	-	31
	2006	-	9	4
	2007	56	48	125
	2008	49	70	73
	2009	84	76	78
	2010	11		
	>2010	34	13	92
		234	**216**	**403**
	Total	**251**	**236**	**426**
Total du bilan		**69 050**	**69 175**	**65 569**
	Pourcentage	0,4 %	0,3 %	0,6 %

Note 39 ■ Passifs éventuels

39.1. Droit individuel à la formation

Conformément aux dispositions de la loi n° 2004-391 du 4 mai 2004 relative à la formation professionnelle, les sociétés françaises du groupe accordent à leurs salariés un droit individuel d'une durée de vingt heures minimum par année civile cumulable sur une durée maximale de six ans. Au terme de ce délai et à défaut de son utilisation l'ensemble des droits restera plafonné à cent vingt heures.

Peugeot Citroën Automobiles a conclu un accord sur la formation tout au long de la vie professionnelle le 15 avril 2005 avec l'ensemble des organisations syndicales représentatives dans le groupe. Conformément à la loi, chaque salarié bénéficie d'un crédit de droits pédagogiques de vingt heures par an. Les droits acquis depuis 1999 au titre des dispositifs antérieurs à l'accord sont maintenus et la limite cumulée est portée à cent cinquante heures. L'accord ouvre la possibilité d'utiliser ces droits durant le temps de travail, lorsque l'organisation du travail le permet. Ce crédit d'heures est intégré au plan de formation du groupe. Pour que les formations demandées dans le cadre de ce dispositif soient accordées, il doit être démontré qu'elles sont utiles à l'évolution professionnelle du salarié au sein des métiers du groupe. En conséquence, aucune provision n'a été constatée à ce titre.

Le nombre d'heures accumulées non consommées à la clôture s'élève à 7,3 millions d'heures, ce qui correspond à un taux d'utilisation moyen des droits de 1,12 % sur les deux dernières années.

Note 40 . Transactions avec les parties liées

40.1. Entreprises associées

Il s'agit des entreprises détenues entre 20 % et 50 % sur lesquelles PSA PEUGEOT CITROËN exerce une influence notable et consolidées selon la méthode de la mise en équivalence. Ce sont en majorité des sociétés industrielles et commerciales qui ont pour objet de produire soit des pièces et équipements destinés à la construction automobile soit des véhicules complets.

Les transactions avec les entreprises associées se font sur une base de prix de marché.

Les dettes et créances vis-à-vis des sociétés mises en équivalence sont les suivantes :

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Prêts - part à plus d'un an	9	16	26
Prêts - part à moins d'un an	-	48	57
Créances d'exploitation	304	319	318
Dettes d'exploitation	(1 159)	(1 116)	(1 121)
Crédits à court terme	(114)	(320)	(241)

Les transactions d'achats et ventes réalisées par le groupe avec les sociétés mises en équivalence sont les suivantes :

(en millions d'euros)	**2006**	2005	2004
Achats	(5 309)	(4 425)	(4 166)
Ventes	1 690	1 289	1 347

40.2. Parties liées ayant une influence notable sur le groupe

Il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire détenant plus de 5 % du capital de Peugeot S.A.

Note 41 ▪ Rémunération des dirigeants

(en millions d'euros)	**2006**	2005	2004
Montants des rémunérations allouées			
- aux organes de Direction	6,4	8,4	8,2
- aux membres du Conseil de Surveillance	0,8	0,8	0,8
Total	**7,2**	**9,2**	**9,0**

Les organes de Direction du groupe sont le Directoire, le comité exécutif et l'état-major.

Pour sa partie variable, la rémunération des dirigeants indiquée ci-dessus est soumise à l'approbation du Conseil de Surveillance du 6 février 2007.

Les options d'actions de la société Peugeot S.A. attribuées lors des plans consentis depuis 1999 détenues à la clôture par les membres des organes de Direction, sont de :

(en nombre d'options)	**31/12/2006**	31/12/2005	31/12/2004	31/12/2003	31/12/2002
Options d'achat d'actions	2 609 000	2 144 000	1 764 500	1 373 600	977 600

Les membres des organes de Direction du groupe bénéficient du régime de retraite supplémentaire décrit en note 28.

Note 42 ▪ Événement postérieur à la clôture

Aucun événement pouvant avoir une influence significative sur les comptes de l'exercice 2006 n'est intervenu depuis le 31 décembre 2006.

Liste des sociétés consolidées **au 31 décembre 2006**

Sociétés	I/E	% de contrôle	% consolidé
HOLDING ET AUTRES			
Peugeot S.A. Paris - France		-	-
Grande Armée Participations Paris - France	I	100	100
PSA International S.A. Genève - Suisse	I	100	100
G.I.E. PSA Trésorerie Paris - France	I	100	100
Financière Pergolèse Paris - France	I	100	100
D.J. 06 Paris - France	I	100	100
Pergolèse International Paris - France	I	100	100
Société Anonyme de Réassurance Luxembourgeoise - Saral Luxembourg - Luxembourg	I	100	100
Process Conception Ingénierie S.A. Meudon - France	I	100	100
PCI do Brasil Ltda Rio de Janeiro - Brésil	I	100	100
PCI Argentina S.A. Buenos Aires - Argentine	I	100	100
Société de Construction d'Équipements de Mécanisations et de Machines - SCEMM Saint-Étienne - France	I	100	100
Peugeot Motocycles Mandeure - France	I	100	100
Peugeot Motocycles Italia S.p.A. Milan - Italie	I	100	100
Peugeot Motocycles Deutschland GmbH Morfelden - Allemagne	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
ACTIVITÉ AUTOMOBILE			
Peugeot Citroën Automobiles S.A. Vélizy-Villacoublay - France	I	100	100
Peugeot Citroën Sochaux S.N.C. Sochaux - France	I	100	100
Peugeot Citroën Mulhouse S.N.C. Sausheim - France	I	100	100
Peugeot Citroën Aulnay S.N.C. Aulnay-sous-Bois - France	I	100	100
Peugeot Citroën Rennes S.N.C. Chartres-de-Bretagne - France	I	100	100
Peugeot Citroën Poissy S.N.C. Poissy - France	I	100	100
Peugeot Citroën Mécanique du Nord-Ouest S.N.C. Paris - France	I	100	100
Peugeot Citroën Mécanique du Grand Est S.N.C. Paris - France	I	100	100
Société Mécanique Automobile de l'Est Trémery - France	I	100	100
Mécanique et Environnement Hérimoncourt - France	I	100	100
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	E	50	50
Societa Europea Veicoli Leggeri - Sevel S.p.A. Atessa - Italie	E	50	50
SNC PC.PR Paris - France	I	100	100
G.I.E. PSA Peugeot Citroën Paris - France	I	100	100
Gisevel Paris - France	E	50	50

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Sevelind Paris - France	E	50	50
Française de Mécanique Douvrin - France	E	50	50
Société de Transmissions Automatiques Barlin - France	E	20	20
Peugeot Citroën Logistic Deutschland GmbH Saarbruck - Allemagne	I	100	100
Peugeot Citroën Automobiles UK Coventry - Royaume-Uni	I	100	100
Peugeot Citroën Automoviles España S.A. Pontevedra - Espagne	I	100	100
Peugeot Citroën Automoveis Mangualde - Portugal	I	98	98
Toyota Peugeot Citroën Automobiles Czech s.r.o. Kolin - République tchèque	E	50	50
PCA Logistika CZ Kolin - République tchèque	I	100	100
PCA Slovakia s.r.o. Trnava - Slovaquie	I	100	100
Peugeot Citroën Trnava s.r.o. Trnava - Slovaquie	I	100	100
Peugeot Citroën do Brasil Automoveis Ltda Rio de Janeiro - Brésil	I	100	100
Peugeot Citroën Comercial Exportadora Rio de Janeiro - Brésil	I	100	100
Peugeot Citroën Argentina S.A. Buenos Aires - Argentine	I	100	100
Cociar S.A. Buenos Aires - Argentine	I	100	100
Aupe S.A. Buenos Aires - Argentine	I	100	100
CISA Buenos Aires - Argentine	I	100	100

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Est. Mecanicos Jeppener Buenos Aires - Argentine	I	100	100
Dongfeng Peugeot Citroën Automobiles CY Ltd Wuhan - Chine	E	50	50
Wuhan Shelong Hongtai Automotive KO Ltd Wuhan - Chine	E	20	10
Automobiles Peugeot Paris - France	I	100	100
Peugeot Motor Company Plc Coventry - Royaume-Uni	I	100	100
Société Commerciale Automobile Paris - France	I	100	100
Seine-et-Marne Automobile Cesson - France	I	100	100
Société Industrielle Automobile de Champagne-Ardennes Cormontreuil - France	I	100	100
Société Industrielle Automobile du Havre Le Havre - France	I	100	100
Peugeot Moteur et Systèmes Paris - France	I	100	100
Société Industrielle Automobile de Normandie Rouen - France	I	100	100
Société Industrielle Automobile de l'Ouest Orvault - France	I	100	100
Société Industrielle Automobile de Provence Marseille - France	I	100	100
Grands Garages du Limousin Limoges - France	I	100	100
Peugeot Belgique Luxembourg S.A. Nivelles - Belgique	I	100	100
S.A. Peugeot Distribution Service N.V. Schaerbeek - Belgique	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Nederland N.V. Utrecht - Pays-Bas	I	100	100
Peugeot Deutschland GmbH Saarbruck - Allemagne	I	100	100
Peugeot Bayern GmbH Munich - Allemagne	I	100	100
Peugeot Berlin Brandenburg GmbH Berlin - Allemagne	I	100	100
Peugeot Westfalen GmbH Dortmund - Allemagne	I	100	100
Peugeot Niederrhein GmbH Düsseldorf - Allemagne	I	100	100
Peugeot Main / Taunus GmbH Francfort - Allemagne	I	100	100
Peugeot Sudbaden GmbH Saarbruck - Allemagne	I	100	100
Peugeot Hanse GmbH Hambourg - Allemagne	I	100	100
Peugeot Nordhessen GmbH Lohfendel - Allemagne	I	100	100
Peugeot Hannover GmbH Hanovre - Allemagne	I	100	100
Peugeot Rheinland GmbH Cologne - Allemagne	I	100	100
Peugeot Rein-Neckar GmbH Rein-Neckar - Allemagne	I	100	100
Peugeot Saartal GmbH Saarbruck - Allemagne	I	100	100
Peugeot Sachsen GmbH Dresde - Allemagne	I	100	100
Peugeot Schwaben GmbH Stuttgart - Allemagne	I	100	100
Peugeot Weser-Ems GmbH Breme - Allemagne	I	100	100
Peugeot Mainz Wiesbaden GmbH Wiesbaden - Allemagne	I	100	100
Peugeot Automobili Italia S.p.A. Milan - Italie	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Milan Milan - Italie	I	100	100
Peugeot Gianicolo S.p.A. Rome - Italie	I	100	100
Proptal UK Coventry - Royaume-Uni	I	100	100
Talbot Exports Ltd Coventry - Royaume-Uni	I	98	98
Robins and Day Ltd Coventry - Royaume-Uni	I	100	100
Realtal UK Ltd Coventry - Royaume-Uni	I	100	100
Robins and Day Investments Ltd Coventry - Royaume-Uni	I	98	98
Boomcite Ltd Coventry - Royaume-Uni	I	100	100
Aston Line Motors Ltd Coventry - Royaume-Uni	I	100	100
Bishopbriggs Motors Ltd Coventry - Royaume-Uni	I	100	100
Warwick Wright Motors Chiswick Ltd Coventry - Royaume-Uni	I	100	100
Rootes Ltd Coventry - Royaume-Uni	I	100	100
Peugeot España S.A. Madrid - Espagne	I	100	100
Hispanomocion S.A. Madrid - Espagne	I	100	100
Peugeot Portugal Automoveis S.A. Lisbonne - Portugal	I	100	100
Peugeot Portugal Automoveis Distribucao Lisbonne - Portugal	I	99	99
Peugeot (Suisse) S.A. Berne - Suisse	I	100	100
Lowen Garage AG Berne - Suisse	I	97	97

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Austria GmbH Vienne - Autriche	I	100	100
Peugeot Autohaus GmbH Vienne - Autriche	I	100	100
Peugeot Russie Avto Moscou - Russie	I	100	100
Peugeot Polska S.p.z.o.o. Varsovie - Pologne	I	100	100
Peugeot Ceska Republica s.r.o. Prague - République tchèque	I	100	100
Peugeot Slovakia s.r.o. Bratislava - Slovaquie	I	100	100
Peugeot Hungaria Kft Budapest - Hongrie	I	100	100
Peugeot Slovenija d.o.o. P.Z.D.A. Ljubljana - Slovénie	I	100	100
Peugeot Hrvatska d.o.o. Zagreb - Croatie	I	100	100
Peugeot Otomotiv Pazarlama AS - Popas Istanbul - Turquie	I	100	100
Tekoto Motorlu Tastlar Istanbul Istanbul - Turquie	I	100	100
Tekoto Motorlu Tastlar Ankara Ankara - Turquie	I	100	100
Tekoto Motorlu Tastlar Bursa Bursa - Turquie	I	100	100
Tekoto Motorlu Tastlar Antalya Antalya - Turquie	I	100	100
Peugeot Algérie S.p.A. Alger - Algérie	I	100	100
Stafim Tunis - Tunisie	E	34	34
Stafim - Gros Tunis - Tunisie	E	34	34
Peugeot Égypte S.A.E. Le Caire - Égypte	I	90	90
Peugeot Motors of America Little Falls - États-Unis d'Amérique	I	100	100

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Chile Santiago du Chili - Chili	I	97	97
Automotores Franco Chilena S.A. Santiago du Chili - Chili	I	100	100
Peugeot Mexico S.A. de CV Mexico - Mexique	I	100	100
Servicios Auto. Franco Mexicana Mexico - Mexique	I	100	100
Peugeot Japan KK Co Ltd Tokyo - Japon	I	100	100
Peugeot Tokyo Tokyo - Japon	I	100	100
Peugeot Motors South Africa Ltd Johannesburg - Afrique du Sud	I	100	100
Automobiles Citroën Paris - France	I	100	100
Société Commerciale Citroën Paris - France	I	100	100
Citroën Champ de Mars Paris - France	I	100	100
Citroën Dunkerque Paris - France	I	100	100
Citer Paris - France	I	98	98
Société Nouvelle Armand Escalier Antibes - France	I	100	100
LM2B Sarcelles - France	I	100	100
Citroën Pau Bizanos - France	I	100	100
Centrauto Sarcelles - France	I	100	100
Prince S.A. Aulnay-sous-Bois - France	I	100	100
Citroën Argenteuil Bois-Colombes - France	I	100	100
Citroën Orléans Olivet-la-Source - France	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
Cie Picarde de Logistique Automobile	I	98	98
Beauvais - France			
Citroën Belux S.A. - NV	I	100	100
Bruxelles - Belgique			
Citroën Nederland B.V.	I	100	100
Amsterdam - Pays-Bas			
Citroën Deutschland AG	I	100	100
Cologne - Allemagne			
Citroën Frankfurt GmbH	I	100	100
Francfort - Allemagne			
Citroën Commerce GmbH	I	100	100
Cologne - Allemagne			
Citroën Italia S.p.A.	I	100	100
Milan - Italie			
Citroën U.K.Ltd	I	100	100
Coventry - Royaume-Uni			
Citroën Sverige AB	I	100	100
Vallingby - Suède			
Citroën Danmark A/S	I	100	100
Copenhague - Danemark			
Citroën Norge A/S	I	100	100
Skaarer - Norvège			
Citroën (Suisse) S.A.	I	100	100
Genève - Suisse			
Citroën Österreich GmbH	I	100	100
Vienne - Autriche			
Automoveis Citroën S.A.	I	100	100
Lisbonne - Portugal			
Automoviles Citroën España	I	100	100
Madrid - Espagne			
Comercial Citroën S.A.	I	100	97
Madrid - Espagne			
Autotransporte Turistico Español S.A. (Atesa)	I	100	99
Madrid - Espagne			
Garaje Eloy Granollers S.A.	I	100	99
Granollers - Espagne			

Sociétés	I/E	% de contrôle	% consolidé
Motor Talavera	I	100	100
Talavera - Espagne			
Rafael Ferriol S.A.	I	100	99
Alboraya - Espagne			
Citroën Hungaria Kft	I	100	100
Budapest - Hongrie			
Citroën Polska S.p.z.o.o.	I	100	100
Varsovie - Pologne			
Citroën Slovenija d.o.o	I	100	100
Komer - Slovénie			
Citroën - Hrvatska d.o.o	I	100	100
Zagreb - Croatie			
Citroën Slovakia s.r.o.	I	100	100
Brastislava - Slovaquie			
Citroën Ceska Republica s.r.o.	I	100	100
Prague - République tchèque			
Citroën do Brasil	I	51	51
São Paulo - Brésil			
Citroën Japon	I	100	100
Tokyo - Japon			
ACTIVITÉ ÉQUIPEMENT AUTOMOBILE			
Faurecia	I	71	71
Boulogne-Billancourt - France			
Faurecia Investments	I	100	71
Boulogne-Billancourt - France			
Financière Faurecia	I	100	71
Boulogne-Billancourt - France			
Société Foncière pour l'Équipement Automobile SFEA	I	100	71
Boulogne-Billancourt - France			
Faurecia Sièges d'Automobile SAS	I	100	71
Boulogne-Billancourt - France			
Faurecia Systèmes d'Échappement	I	100	71
Boulogne-Billancourt - France			
Blériot Investissements	I	100	71
Boulogne-Billancourt - France			
Faurecia Services Groupe	I	100	71
Boulogne-Billancourt - France			

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Global Purchasing Boulogne-Billancourt - France	I	100	71
Faurecia Cooling System Boulogne-Billancourt - France	I	100	71
Siemar Sandouville - France	I	100	71
Faurecia Industries Boulogne-Billancourt - France	I	100	71
Trecia Étupes - France	I	100	71
Siebret Redon - France	I	100	71
Sielest Pulversheim - France	I	100	71
Siedoubs Montbéliard - France	I	100	71
Sienor Lieu-Saint-Amand - France	I	100	71
Sieval Boulogne-Billancourt - France	I	100	71
Sieto Somain - France	I	100	71
Société de Textile de l'Ostrevant Sotexo Somain - France	I	100	71
Ecsa - Études et Construction de Sièges pour l'Automobile Crévin - France	I	100	71
EAK - Composants pour l'Automobile S.A.S Valentigney - France	I	51	36
EAK - Composants pour l'Automobile SNC Valentigney - France	I	51	36
Faurecia Automotive Holdings Nanterre - France	I	100	71
Faurecia Bloc Avant Nanterre - France	I	100	71

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Intérieur Industrie SNC Nanterre - France	I	100	71
Faurecia Exhaust International Nanterre - France	I	100	71
Faurecia Automotive Industrie SNC Nanterre - France	I	100	71
Automotive Sandouville Nanterre - France	I	100	71
Cockpit Automotive Systems Douai Douai - France	E	50	36
SAS Automotive France Nanterre - France	E	50	36
Sté Automobile du Cuir de Vesoul Vesoul - France	I	100	71
Société Internationale de Participations S.I.P. Bruxelles - Belgique	I	100	71
Faurecia Industrie NV Gent - Belgique	I	100	71
Faurecia Ast Luxembourg S.A. Eselborn - Luxembourg	I	100	71
Faurecia Autositze GmbH & Co KG Stadthagen - Allemagne	I	100	71
Faurecia Kunstoffe Automobilsysteme GmbH Ingolstadt - Allemagne	I	100	71
Faurecia Abgastechnik GmbH Furth - Allemagne	I	100	71
Leistritz Abgastechnik Stollberg GmbH Pfaffenhain - Allemagne	I	100	71
Faurecia Deutschland Holding GmbH & Co KG Stadthagen - Allemagne	I	100	71
Faurecia Verwaltungs GmbH Stadthagen - Allemagne	I	100	71
Faurecia Automotive GmbH Francfort - Allemagne	I	100	71

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Innenraum Systeme GmbH Hagenbach - Allemagne	I	100	71
Industriepark Sassenburg GmbH Sassenburg - Allemagne	I	100	71
SAS Autosystemtechnik GmbH & Co KG Karlsruhe - Allemagne	E	50	36
SAS Autosystemtechnik Verwaltung GmbH Karlsruhe - Allemagne	E	50	36
Faurecia Netherlands Holding BV Roermond - Pays-Bas	I	100	71
Faurecia Automotive Seating BV Roermond - Pays-Bas	I	100	71
Faurecia Exhaust Systems AB Torsas - Suède	I	100	71
Faurecia Interior Systems Sweden AB Torsas - Suède	I	100	71
United Parts Exhaust Systems AB Torsas - Suède	I	100	71
Faurecia Asientos Para Automovil España S.A. Madrid - Espagne	I	100	71
Asientos de Castilla Leon S.A. Madrid - Espagne	I	100	71
Asientos de Galicia SL Vigo - Espagne	I	100	71
Asientos del Norte S.A. Vitoria - Espagne	I	100	71
Industrias Cousin Frères SL Burlada - Espagne	I	50	36
Tecnoconfort Pampelune - Espagne	I	50	36
Faurecia Sistemas de Escape España S.A. Vigo - Espagne	I	100	71
Faurecia Automotive España SL Madrid - Espagne	I	100	71

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Interior Systems España S.A. Valence -Espagne	I	100	71
Faurecia Interior Systems Salc España SL Valence -Espagne	I	100	71
Cartera e Inversiones Enrich S.A. Madrid - Espagne	I	100	71
Componentes de Vehiculos de Galicia Porrino - Espagne	E	50	36
Copo Iberica Vigo - Espagne	E	50	36
SAS Autosystemtechnick S.A. Pampelune - Espagne	E	50	36
Valencia Modulos de Puerta SL Valence - Espagne	I	100	71
Faurecia Assentos de Automovel Limitada Saint-Jean-de-Madère - Portugal	I	100	71
Faurecia Sistemas de Escape Portugal LDA Concelho De Braganca - Portugal	I	100	71
SASAL Saint-Jean-de-Madère - Portugal	I	100	71
Vanpro Assentos Lda Palmela - Portugal	E	50	36
Faurecia Sistemas de Interior Portugal Componentes Para Automovel S.A. Palmela - Portugal	I	100	71
Sas Autosystemtechnik de Portugal Unipessoal Ltda Palmela - Portugal	E	50	36
EDA - Estofagem de Assentos Lda Palmela - Portugal	I	100	71
Faurecia Automotiv Seating UK Ltd Coventry - Royaume-Uni	I	100	71
Faurecia Midlands Ltd Coventry - Royaume-Uni	I	100	71

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
SAI Automotive Telford Ltd Telford - Royaume-Uni	I	100	71
SAI Automotive Fradley Ltd Fradley - Royaume-Uni	I	100	71
SAI Automotive Washington Ltd Washington - Royaume-Uni	I	100	71
Faurecia Fotele Samachodowe Sp.z.o.o. Grojec - Pologne	I	100	71
Faurecia Walbrzych Sp.z.o.o. Walbrzych - Pologne	I	100	71
Faurecia Gorzow Sp.z.o.o. Gorzow - Pologne	I	100	71
Faurecia Legnica Sp.z.o.o. Legnicza - Pologne	I	100	71
Faurecia Systemy Kierownicze Sp.z.o.o. Walbrzych - Pologne	I	100	71
Faurecia Seating Talmaciu s.r.o. Roumanie	I	100	71
Arced d.o.o Novo Mesto - Slovénie	E	50	36
Faurecia Interior Systems Bratislava s.r.o. Bratislava - Slovaquie	I	100	71
Faurecia Slovakia s.r.o. Bratislava - Slovaquie	I	100	71
Faurecia Leather Kosice s.r.o. Bratislava - Slovaquie	I	100	71
Faurecia Magyarorszag Kipufogo - Rendszer Kft Vasvar - Hongrie	I	100	71
Faurecia Exhaust Systems s.r.o. Bakov - République tchèque	I	100	71
Faurecia Lecotex AS Tabor - République tchèque	I	100	71
Faurecia Interior Systems Bohemia s.r.o. Mlada Boleslav - République tchèque	I	100	71

Sociétés	I/E	% de contrôle	% consolidé
Sas Autosystemtechnik s.r.o. Mlada Boleslav - République tchèque	E	50	36
Faurecia Components Pisek Mlada Boleslav - République tchèque	I	100	71
Faurecia Automotive Czech Republic Mlada Boleslav - République tchèque	I	100	71
Teknik Malzeme Ticaret Ve Sanayi A.S. Bursa -Turquie	E	50	36
Faurecia Polifleks Otomotiv Sanayi Ve Ticaret A.S. Istanbul -Turquie	I	100	71
Société Tunisienne d'Équipements Automobiles Ben Arous -Tunisie	I	100	71
Faurecia Automotive Seating Canada Ltd Mississauga - Canada	I	100	71
Faurecia Canada Investment Company Montréal - Canada	I	100	71
WBF Technologies Mississauga - Canada	E	50	36
Faurecia USA Holdings Inc. Wilmington - États-Unis d'Amérique	I	100	71
Faurecia Automotive Seating Inc. Troy - États-Unis d'Amérique	I	100	71
Faurecia Exhaust Systems Inc. Wilmington - États-Unis d'Amérique	I	100	71
Faurecia Interior Systems USA Detroit Inc. Detroit - États-Unis d'Amérique	I	100	71
Faurecia Automotive do Brasil Ltda Quatro-Barras - Brésil	I	100	71
Faurecia Sistemas de Escapament o do Brasil Ltda São Paulo - Brésil	I	100	71
Sas Automotive do Brasil Ltda São Jose dos Pinhais PR - Brésil	E	50	36

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Sistemas de Escape Argentina S.A. Buenos Aires - Argentine	I	100	71
Bertrand Faure Argentina S.A. Buenos Aires - Argentine	E	50	36
Pab S.A. Buenos Aires - Argentine	E	50	36
SAS Automotriz Argentina S.A. Buenos Aires - Argentine	E	50	36
Faurecia Duroplast Mexico S.A. de CV Puebla - Mexique	I	50	36
Servicios Corporativos de Personal Especializado S.A. de CV Puebla - Mexique	I	50	36
Faurecia Interior Systems Mexico S.A. de CV Mexico - Mexique	I	100	71
Faurecia Exhaust Mexicana S.A. de CV Mexico - Mexique	I	100	71
Exhaust Services Mexicana S.A. de Cv Mexico - Mexique	I	100	71
Faurecia Japon KK Tokyo - Japon	I	100	71
Faurecia NHK Co Ltd Tokyo - Japon	E	50	36
Faurecia NHK Kyushu Ltd Tokyo - Japon	E	50	36
CFXAS - Changchun Faurecia Xuyang Automotive Seating Co Ltd Changchun - Chine	I	60	43
SCHEESC - Shanghai Honghu Ecia Exhaust Systems Company Ltd Shanghai - Chine	I	51	36

Sociétés	I/E	% de contrôle	% consolidé
Faurecia Tongda Exhaust System (Wuhan) Co Ltd Wuhan - Chine	I	50	36
Faurecia Exhaust Systems Changchun Changchun - Chine	I	51	36
Faurecia (Wuxi) Seating Components Co Ltd Wuxi - Chine	I	100	71
Faurecia GSK (Wuhan) Automotive Seating Co Ltd Wuhan - Chine	I	51	36
Faurecia (Changchun) Automotive Systems Co Ltd Changchun - Chine	I	100	71
Faurecia (Shanghai) Management Cy Ltd Shanghai - Chine	I	100	71
Faurecia Shanghai Business Consulting Cy Shanghai - Chine	I	100	71
Daeki Faurecia Corp Shiheung City - Corée	I	100	71
Kwang Jing Faurecia Shiheung City - Corée	E	50	36
FESK - Faurecia Exhaust System Korea Shiheung City - Corée	I	100	71
Faurecia Automotive Seating India Private Ltd Bangalore - Inde	I	100	71
Faurecia Exhaust Systems South Africa (Pty) Ltd Johannesburg - Afrique du Sud	I	100	71
Faurecia Autoplastic South Africa (Pty) Ltd Port Elisabeth - Afrique du Sud	I	100	71

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
ACTIVITÉ DE TRANSPORT ET LOGISTIQUE			
Gefco Courbevoie - France	I	100	100
Gefco Benelux S.A. Ath - Belgique	I	100	100
Gefco Deutschland GmbH Morfelden - Allemagne	I	100	100
Gefco Suisse S.A. Fahy - Suisse	I	99	99
Gefco Österreich GmbH Vienne - Autriche	I	100	100
Gefco Italia S.p.A. Milan - Italie	I	100	100
Gefco U.K. Ltd Londres - Royaume-Uni	I	100	100
Gefco España S.A. Madrid - Espagne	I	100	100
Gefco Portugal Transitarios Ltd Lisbonne - Portugal	I	100	100
LLC Gefco (CIS) Moscou - Russie	I	100	100
Gefco Polska Sp. z.o.o. Varsovie - Pologne	I	100	100
Gefco Ceska Republica s.r.o. Prague - République tchèque	I	100	100
Gefco Slovakia s.r.o. Bratislava - Slovaquie	I	100	100
Gefco Tasimacilik Ve Lojistik AS Istanbul - Turquie	I	100	100
Gefco Tunisie Tunis - Tunisie	E	50	50
Gefco Maroc Casablanca - Maroc	I	100	100
Gefco Participacoes Ltda Rio de Janeiro - Brésil	I	100	100
Gefco do Brasil Ltda Rio de Janeiro - Brésil	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
Gefco Argentina S.A. Buenos Aires - Argentine	I	100	100
Gefco DTW Logistics Co. Ltd Beijin - Chine	E	50	50
ACTIVITÉS DE FINANCEMENT			
Banque PSA Finance Paris - France	I	100	100
Société Financière de Banque - Sofib Levallois-Perret - France	I	100	100
Sofira - Société de Financement des Réseaux Automobiles Levallois-Perret - France	I	100	100
Société Nouvelle de Développement Automobile - SNDA Paris - France	I	100	100
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	I	100	100
GIE Foncier Crédipar Levallois-Perret - France	I	100	100
Dicoma Gestion Levallois-Perret - France	I	100	100
Loca-Din Levallois-Perret - France	I	100	100
Compagnie pour la Location de Véhicules - CLV Levallois-Perret - France	I	100	100
FCC Auto ABS - Compartiment 2002.01 Levallois-Perret - France	I	100	100
PSA Finance Belux Bruxelles - Belgique	I	100	100
PSA Finance SCS Luxembourg - Luxembourg	I	100	100
PSA Finance Nederland B.V. Rotterdam - Pays-Bas	I	100	100
PSA Financial Holding B.V. Rotterdam - Pays-Bas	I	100	100

I : Intégration globale - E : Mise en équivalence

Sociétés	I/E	% de contrôle	% consolidé
Peugeot Finance International N.V. Rotterdam - Pays-Bas	I	100	100
Peugeot Commercial Paper GmbH Francfort - Allemagne	I	100	100
FCC Auto ABS - Compartiment 2004.01 Francfort - Allemagne	I	100	100
FCC Auto ABS - Compartiment Locatif Francfort - Allemagne	I	100	100
PSA Factor Italia S.p.A. Milan - Italie	I	100	100
PSA Wholesale Ltd Londres - Royaume-Uni	I	100	100
Arche Investments Ltd Londres - Royaume-Uni	I	100	100
PSA Finance Plc Londres - Royaume-Uni	I	50	50
Vernon Wholesale Investments Co Ltd Londres - Royaume-Uni	I	100	100
PSA Finance Suisse S.A. Ostermudigen - Suisse	I	100	100
PSA Finance Austria Bank AG Vienne - Autriche	I	100	100

Sociétés	I/E	% de contrôle	% consolidé
PSA Gestao Comercio e Aluger de Veiculos Lisbonne - Portugal	I	97	97
PSA Finance Polska Varsovie - Pologne	I	100	100
PSA Finance Hungaria Rt Budapest - Hongrie	I	100	100
PSA Finance Ceska Republika s.r.o. Prague - République tchèque	I	100	100
PSA Finance Slovakia s.r.o. Bratislava - Slovaquie	I	100	100
Banco PSA Finance Brasil S.A. São Paulo - Brésil	I	100	100
PSA Finance Arrendamiento Comercial São Paulo - Brésil	I	100	100
PSA Finance Argentina S.A. Buenos Aires - Argentine	I	50	50
BPF Mexico S.A. de CV Mexico - Mexique	I	100	100
Dongfeng Peugeot Citroën Automobile Finance Company Wuhan - Chine	E	50	50

I : Intégration globale - E : Mise en équivalence

10. Comptes de **Peugeot S.A.**

Commentaires sur les comptes **et le bilan de la société Peugeot S.A.**

La société Peugeot S.A., société centrale du groupe PSA PEUGEOT CITROËN, n'exerce pas d'activité industrielle ou commerciale. Elle assure, pour les sociétés du groupe, des fonctions d'état-major et de contrôle et elle fournit des services pour l'ensemble desquels elle est rémunérée par une redevance forfaitaire. Cette redevance est facturée aux filiales directes de Peugeot S.A. sur la base du chiffre d'affaires consolidé de la division concernée.

Ses actifs sont constitués :
- des titres représentant ses participations dans des filiales directes,
- et d'immeubles de bureaux loués à des filiales.

Peugeot S.A. est également la société pivot pour l'intégration fiscale des sociétés françaises du groupe contrôlées à plus de 95 %.

Résultats

Résultat d'exploitation

Les produits d'exploitation, qui comprennent essentiellement les redevances perçues des principales filiales et les revenus du patrimoine immobilier, se sont élevés à 89 millions d'euros en 2006, contre 97 millions d'euros en 2005 et 95 millions d'euros en 2004.

Les redevances, calculées comme un pourcentage du chiffre d'affaires des divisions opérationnelles du groupe, sont destinées à couvrir les charges d'exploitation supportées par la société dans ses fonctions d'état-major et s'élèvent à 83 millions d'euros, contre 91 millions d'euros en 2005. Les loyers encaissés s'élèvent à 5 millions d'euros pour 2006, inchangés par rapport à 2005.

Les charges d'exploitation ont représenté 85 millions d'euros, contre 98 millions d'euros en 2005. Cette baisse traduit principalement l'évolution des frais de personnel qui sont en baisse du fait de la décision de ne payer aucun bonus aux cadres principaux du groupe, compte tenu du niveau des résultats et de limiter les hausses des salaires 2006 des cadres au niveau de l'inflation (2 % en France).

Le résultat d'exploitation ressort ainsi en solde positif de 5 millions d'euros à comparer à un solde négatif de 1 million d'euros en 2005 et un solde négatif de 10 millions d'euros en 2004.

Résultat financier

Les produits financiers sont essentiellement constitués des revenus des titres de participation.

Les produits des participations ont représenté 627 millions d'euros, contre 825 millions d'euros en 2005 et 970 millions d'euros en 2004.

Le montant des autres produits financiers s'élève à 62 millions d'euros, contre 36 millions d'euros en 2005 et 28 millions d'euros en 2004.

Les frais financiers, de leur côté, s'élèvent à 11 millions d'euros, contre 13 millions d'euros en 2005.

Le résultat financier est ainsi positif de 565 millions d'euros, contre un produit de 860 millions d'euros en 2005 et 944 millions d'euros en 2004.

Résultat

Compte tenu d'un produit net d'impôt sur les résultats de 131 millions d'euros, déterminé conformément aux règles de l'intégration fiscale de Peugeot S.A. et de ses filiales contrôlées à plus de 95 %, le résultat net de la société s'établit en bénéfice de 748 millions d'euros, à comparer à un bénéfice de 905 millions d'euros en 2005 et 1 032 millions d'euros en 2004.

Bilan

Actif

Les titres de participation constituent la majeure partie des actifs immobilisés. Leur montant net au 31 décembre 2006 s'élève à 5 214 millions d'euros, contre 5 240 millions d'euros en 2005 et 5 274 millions d'euros en 2004.

Passif

Avant affectation du résultat, les capitaux propres de la société au 31 décembre 2006 s'établissent à 7 420 millions d'euros, contre 6 983 millions d'euros au 31 décembre 2005 et 6 789 millions d'euros au 31 décembre 2004.

Au cours de l'exercice 2006, le groupe a racheté 1 100 000 actions de la société Peugeot S.A. dans le cadre de l'autorisation donnée par l'Assemblée Générale du 24 mai 2006, dont 983 500 titres ont été réservés à la couverture du plan d'options d'achat de l'exercice et 116 500 titres à l'annulation du capital.

Les 6 534 475 actions en portefeuille au 31 décembre 2006 comprennent 6 078 007 titres réservés aux plans d'options d'achat et 456 468 titres destinés à être annulés.

En application de la loi de finance pour 2006, le montant résiduel des titres subordonnés, de 47 millions d'euros au 31 décembre 2005, considérés comme des autres fonds propres, a été repris en résultat sur l'exercice.

Les emprunts et dettes assimilés s'établissent à 11 millions d'euros, contre 80 millions d'euros au 31 décembre 2005 du fait de l'arrivée à échéance d'un emprunt obligataire indexé émis en mai 1998.

Les dettes diverses incluent, pour 42 millions d'euros, les dettes auprès des principales filiales françaises du groupe, constituées selon les mécanismes du régime d'intégration fiscale pour l'application duquel la société Peugeot S.A. joue le rôle de pivot.

Comptes de **résultats**

(en millions d'euros)	**Exercice 2006**	Exercice 2005	Exercice 2004
Produits d'exploitation	89,2	97,0	94,5
Charges d'exploitation	(84,6)	(97,9)	(104,7)
Résultat d'exploitation (note 17)	**4,6**	**(0,9)**	**(10,2)**
Produits financiers de participations	626,7	825,1	969,5
Autres produits financiers	62,3	36,3	51,6
Reprise sur provisions et transferts de charges	-	11,5	-
Produits financiers	**689,0**	**872,9**	**1 021,1**
Dotations financières aux amortissements et provisions	(113,5)	-	(41,5)
Autres charges financières	(11,0)	(12,7)	(35,5)
Charges financières	**(124,5)**	**(12,7)**	**(77,0)**
Résultat financier	**564,5**	**860,2**	**944,1**
Résultat courant avant impôts	**569,1**	**859,3**	**933,9**
Produits exceptionnels	49,2	35,0	4,8
Charges exceptionnelles	(1,3)	(53,8)	(10,7)
Résultat exceptionnel	**47,9**	**(18,8)**	**(5,9)**
Impôts sur les sociétés (note 19)	130,7	64,5	103,6
Résultat net de l'exercice	**747,7**	**905,0**	**1 031,6**

Tableaux de **financement**

(en millions d'euros)	**Exercice 2006**	Exercice 2005	Exercice 2004
Résultat net de l'exercice	**747,7**	**905,0**	**1 031,6**
Variations nettes des provisions	149,8	87,7	(13,6)
Résultats sur cessions d'actifs immobilisés	(1,0)	18,7	-
Autres résultats exceptionnels	(47,2)	-	-
Marge brute d'autofinancement	**849,3**	**1 011,4**	**1 018,0**
Variation du besoin en fonds de roulement	54,8	(111,4)	(55,4)
Flux financiers liés à l'exploitation	**904,1**	**900,0**	**962,6**
Acquisitions d'immobilisations incorporelles et corporelles	-	(0,1)	(0,1)
Cessions de titres de participation	-	23,5	-
Acquisitions de titres de participation	(3,2)	-	(1,8)
Flux financiers liés aux investissements	**(3,2)**	**23,4**	**(1,9)**
Dividendes versés	(309,3)	(310,2)	(320,5)
Augmentation (diminution) des fonds propres	-	(401,0)	(5,0)
Acquisitions des titres d'autocontrôle	(45,2)	(197,6)	(286,9)
Annulation des titres d'autocontrôle	-	401,0	-
Augmentation (diminution) des autres dettes long terme	(69,2)	(0,4)	(1,2)
(Augmentation) diminution des prêts et créances long terme	(72,2)	(33,1)	(0,2)
Autres	6,4	46,9	31,3
Flux des opérations financières	**(489,5)**	**(494,4)**	**(582,5)**
Variation de la trésorerie	**411,4**	**429,0**	**378,2**
Trésorerie au début de l'exercice	1 760,0	1 331,0	952,8
Trésorerie en fin d'exercice	**2 171,4**	**1 760,0**	**1 331,0**

Bilan au **31 décembre 2006**

ACTIF

(en millions d'euros)	31/12/2006			31/12/2005	31/12/2004
	Montants bruts	Amortissements et provisions	Montants nets	Montants nets	Montants nets
Immobilisations incorporelles	**0,1**	**-**	**0,1**	**0,1**	**0,1**
Immobilisations corporelles	**35,0**	**(26,8)**	**8,2**	**8,2**	**8,1**
Immobilisations financières					
Participations (note 3)	5 422,7	(208,7)	5 214,0	5 240,3	5 273,9
Créances rattachées à des participations (note 4)	72,0	(51,0)	21,0	33,0	-
Autres titres immobilisés (note 5)	262,4	-	262,4	222,9	257,8
Prêts et autres immobilisations financières	1,8	(0,9)	0,9	0,8	0,7
	5 758,9	**(260,6)**	**5 498,3**	**5 497,0**	**5 532,4**
Total actif immobilisé (note 2)	**5 794,0**	**(287,4)**	**5 506,6**	**5 505,3**	**5 540,6**
Actif circulant					
Autres créances, avances et acomptes versés	122,1	-	122,1	176,7	176,3
Valeurs mobilières de placement (note 7)	91,5	-	91,5	91,3	301,7
Placements de trésorerie (note 8)	2 177,9	-	2 177,9	1 763,1	1 333,3
Banques, caisses et comptes rattachés	0,3	-	0,3	0,3	0,7
Total actif circulant	**2 391,8**	**-**	**2 391,8**	**2 031,4**	**1 812,0**
Charges constatées d'avance	0,2	-	0,2	0,2	-
Total de l'actif	**8 186,0**	**(287,4)**	**7 898,6**	**7 536,9**	**7 352,6**

Bilan au 31 décembre 2006

PASSIF

(en millions d'euros)	**31/12/2006**	31/12/2005	31/12/2004
Capitaux			
Capital social (note 9)	234,6	234,6	243,1
Ecarts de réévaluation	469,2	469,3	469,3
Réserves			
Réserves et report à nouveau	5 968,6	5 372,9	5 044,1
Résultat de l'exercice	747,7	905,0	1 031,6
Provisions réglementées	0,7	0,7	0,7
Total capitaux propres (note 10)	**7 420,8**	6 982,5	6 788,8
Titres subordonnés à durée indéterminée (note11)	-	47,2	47,2
Provisions pour risques et charges (note 6)	396,9	360,7	259,3
Emprunts et dettes assimilées			
Emprunts obligataires (note 13)	-	68,6	68,6
Emprunts et dettes financières	10,7	11,6	10,8
	10,7	**80,2**	**79,4**
Dettes d'exploitation			
Dettes fournisseurs et comptes rattachés	1,9	2,0	2,5
Dettes fiscales et sociales	24,5	36,0	31,4
	26,4	**38,0**	**33,9**
Dettes diverses	**43,8**	**28,3**	**144,0**
Total dettes	**80,9**	**146,5**	**257,3**
Total du passif	**7 898,6**	**7 536,9**	**7 352,6**

Notes annexes aux comptes de Peugeot S.A.
pour l'exercice clos le 31 décembre 2006

Annexe

Les informations ci-après constituent l'*Annexe au Bilan* avant répartition de l'exercice clos le 31 décembre 2006, dont le total est de 7 898,6 millions d'euros et au Compte de Résultat de l'exercice, présenté sous forme de liste, qui dégage un bénéfice de 747,7 millions d'euros.

L'exercice a une durée de douze mois, recouvrant la période du 1er janvier au 31 décembre 2006.

Les notes n° 1 à 26 présentées ci-après en millions d'euros, font partie intégrante des comptes annuels.

Ces comptes ont été arrêtés le 31 janvier 2007 par le Directoire.

Les comptes de la Société Peugeot S.A. sont inclus dans les comptes consolidés du groupe PSA PEUGEOT CITROËN.

Note 1 ▪ Règles et méthodes comptables

Les conventions générales comptables qui ont pour objet de fournir une image fidèle de l'entreprise, ont été appliquées dans le respect du principe de prudence et conformément aux hypothèses de base suivante :
- continuité de l'exploitation,
- permanence des méthodes comptables d'un exercice à l'autre,
- indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels (PCG 99-03 modifié par les règlements du Comité de la Règlemen-tation Comptable).

La mode d'évaluation des éléments inscrits en comptabilité est celui des coûts historiques.

Les principales méthodes comptables utilisées sont les suivantes :

A. Immobilisations incorporelles

Ce poste est constitué par le coût d'acquisition des marques Panhard et Panhard & Levassor. Il ne fait l'objet d'aucun amortissement.

B. Immobilisations corporelles

Les immobilisations corporelles sont évaluées à leur coût d'acquisition (prix d'achat et frais accessoires, hors frais d'acquisition des immobilisations), à l'exception des immobilisations acquises avant le 31 décembre 1976 qui ont fait l'objet d'une réévaluation légale.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée *d'utilisation des immobilisations*. Ces amortissements sont comptabilisés, au bilan en minoration de l'actif, et au compte de résultat en dotation d'exploitation aux amortissements.

Les principales durées de vie retenues sont :

- Constructions	20 - 30 ans
- Installations générales et agencements	10 ans
- Mobilier de bureau	10 ans

C. Participations

La valeur brute des participations est constituée par leur coût d'achat hors frais accessoires à l'exception des titres de participation acquis avant le 31 décembre 1976 qui ont fait l'objet de la réévaluation légale.

Les participations sont estimées à leur valeur d'utilité, fondée généralement sur la quote-part de capitaux propres et les perspectives de rentabilité.

Pour les sociétés retenues dans la consolidation des comptes du groupe PSA PEUGEOT CITROËN, les capitaux propres sont les capitaux propres consolidés ou retraités, établis suivant les normes IAS/IFRS.

En cas de baisse durable de la valeur d'utilité et si celle-ci est inférieure à la valeur brute comptable, une provision pour dépréciation est constituée pour la différence.

Lorsque la valeur d'utilité est négative, et si la situation le justifie, une provision pour *risques est constituée.*

D. Autres titres immobilisés

Ce poste, qui comprend les actions Peugeot S.A., acquises conformément aux autorisations octroyées par l'Assemblée Générale, est évalué au prix d'acquisition des actions.

Une provision pour dépréciation est constatée si le cours *moyen de bourse du mois de* décembre est inférieur à la valeur comptable, hormis pour les titres en voie d'annulation pour lesquels aucune dépréciation n'est comptabilisée.

Une provision pour risque complémentaire à hauteur du prix de levée de l'option est constituée si nécessaire, pour les titres réservés à la couverture des plans d'options d'achat.

E. Prêts et créances

Les prêts et créances sont valorisés à leur valeur nominale. Une provision pour dépréciation est pratiquée en cas de perte probable.

F. Valeurs mobilières de placement

Les valeurs mobilières de placement correspondent à des titres de créances négociables pris en pension. Les intérêts perçus en rémunération sont comptabilisés en produits financiers.

G. Provisions réglementées

Les provisions réglementées figurant au bilan comprennent principalement les plus-values réinvesties sur titres de participation (ancien article 40 du Code général des impôts).

H. Opérations de couverture du risque de taux d'intérêt

Des swaps ont été utilisés pour couvrir le risque lié à l'emprunt obligataire indexé sur le cours de l'action Peugeot S.A. Ces instruments de couverture, transformant le coût de l'indexation en charge d'intérêt sur la base de l'EONIA, sont arrivés à échéance au cours de l'exercice. A la clôture, il n'y a plus d'instruments de couverture dans les comptes de Peugeot S.A.

Conformément aux règles comptables applicables aux swaps de taux d'intérêts à caractère de couverture, les charges et produits d'intérêts ainsi dégagés par la couverture et l'opération couverte, sont enregistrés dans leur ensemble en frais financiers.

I. Impôts sur les résultats

Le 1er janvier 2005, Peugeot S.A. a renouvelé son option pour le régime d'intégration fiscale des filiales françaises contrôlées à plus de 95 %, prévu par l'article 223A du Code général des impôts.

Pour la société Peugeot S.A., l'effet d'impôt au titre de l'exercice, inscrit au compte de résultat est composé :
- du produit global égal à la somme des impôts dus par les filiales bénéficiaires,
- de la charge nette d'impôt résultant de la déclaration d'intégration fiscale,
- du produit d'impôt correspondant aux éventuels remboursements des filiales bénéficiaires, ayant antérieurement obtenues des reversements d'économie d'impôt,
- des régularisations éventuelles sur la charge d'impôt d'exercices antérieurs,
- de la provision pour économie d'impôt à reverser (cf. note n° 12),
- et des provisions pour risques constituées pour faire face aux charges nettes d'impôt estimées, consécutives aux contrôles fiscaux périodiques des filiales.

J. Changements de méthode d'évaluation

Aucun changement de méthode d'évaluation n'est intervenu au cours de l'exercice.

Note 2 . Actif immobilisé au 31 décembre 2006

(en millions d'euros)	Valeurs brutes au début de l'exercice	Acquisitions et nouveaux prêts	Cessions et remboursements de prêts	Valeurs brutes en fin d'exercice	Valeurs d'origine hors réévaluation[1]
Immobilisations incorporelles					
Marques	0,1	-	-	0,1	0,1
Immobilisations corporelles					
Terrains	8,1	-	-	8,1	5,5
Constructions :					
- sur sol propre	21,0	-	-	21,0	10,9
- installations générales et agencements	5,8	-	-	5,8	5,0
- autres immobilisations corporelles	0,1	-	-	0,1	0,1
	35,0	-	-	35,0	21,5
Immobilisations financières					
Participations	5 386,5	36,2	-	5 422,7	4 940,8
Créances rattachées à des participations	33,0	72,0	(33,0)	72,0	72,0
Autres titres immobilisés	222,9	45,2	(5,7)	262,4	262,4
Prêts	1,6	0,2	-	1,8	1,8
	5 644,0	153,6	(38,7)	5 758,9	5 277,0
Total	**5 679,1**	**153,6**	**(38,7)**	**5 794,0**	**5 298,6**

(1) Réévaluation légale de 1976.

Note 3 . Titres de participation

Au cours de l'exercice, les évolutions ont été les suivantes :

A. Valeurs brutes

En date du 30 juin 2006 avec effet rétroactif au 1er janvier, la société Peugeot Citroën Moteurs a été absorbée par la société Peugeot Citroën Automobiles (filiales détenues à 100 % par Peugeot S.A).

Lors de cette opération, 13 750 actions Peugeot Citroën Automobiles ont été attribuées à Peugeot S.A. en échange des 55 000 titres Peugeot Citroën Moteurs détenus au 31 décembre 2005.

Dans les comptes de la société Peugeot S.A., la valeur comptable des titres Peugeot Citroën Moteurs a été affectée aux titres Peugeot Citroën Automobiles.

Les autres principaux mouvements de l'exercice concernent les souscriptions à l'augmentation de capital des filiales :
- Peugeot Motocycles pour 33 millions d'euros, par compensation avec l'avance accordée en 2005 ;
- Société Anonyme de Réassurance Luxembourgeoise pour 3,2 millions d'euros, par versement en numéraire.

B. Valeurs d'inventaire

1. Faurecia

À fin 2006, les titres Faurecia ont fait l'objet d'un test de valeur. Leur valeur d'utilité a été déterminée en retenant la quote-part du total des valeurs d'utilité de chacune des activités du groupe Faurecia. Celles-ci correspondent à la somme des flux futurs de trésorerie issus des dernières prévisions, actualisés à 7,9 %.

La quote-part de valeur ainsi obtenue est supérieure à la valeur brute comptable des titres.

Une variation de - 1 point du taux d'actualisation ou de + 1 point du taux de croissance à l'infini accroît la somme des flux futurs de trésorerie, et n'a donc pas d'effet sur la valeur des titres au bilan. En revanche, une variation de + 1 point du taux d'actualisation ou une variation de - 1 point du taux de croissance à l'infini diminue la somme des flux futurs de trésorerie, et conduirait à une dépréciation des titres Faurecia respectivement de 199,8 millions d'euros et 130,6 millions d'euros.

2. Peugeot Citroën Ingenierie

La provision pour dépréciation sur ces titres a fait l'objet d'une dotation pour un montant de 29,3 millions d'euros. À la clôture, la valeur nette comptable est ainsi ramenée à hauteur de la quote-part de situation nette, soit 68,6 millions d'euros.

3. Peugeot Motocycles

Une provision complémentaire de 33 millions d'euros a été constatée sur l'exercice. Au 31 décembre 2006, la valeur comptable des titres est totalement dépréciée.

Note 4 . Créances rattachées à des participations

L'avance de 33 millions d'euros, consentie au cours de l'exercice 2005 à la société Peugeot Motocycles, a été utilisée pour souscrire à l'augmentation de capital de cette filiale (cf. note 3.A).

En 2006, la société Peugeot S.A. a accordé à sa filiale Peugeot Motocycles une nouvelle avance sur augmentation de capital pour un montant de 72 millions d'euros. Cette avance a fait l'objet d'une provision pour dépréciation à hauteur de 51 millions d'euros.

Note 5 . Actions propres

A. Mouvements de l'exercice

Conformément à l'autorisation qui lui a été octroyée par l'Assemblée Générale du 24 mai 2006, la société Peugeot S.A. a acquis au cours de l'exercice 1 100 000 titres pour une valeur de 45,2 millions d'euros. Sur décisions du directoire, 983 500 titres ont été réservés à la couverture du plan d'options d'achat de l'exercice et 116 500 titres à l'annulation du capital.

Au cours de l'exercice :
- 178 218 levées d'options ont été effectuées, pour une valeur comptable de 5,7 millions d'euros ;
- 2 000 titres, radiés du plan d'options d'achat de l'exercice 2002, ont été affectés par le Directoire à l'annulation du capital.

B. Situation au 31 décembre 2006

La société possède 6 534 475 actions, classées en titres immobilisés pour 262,4 millions d'euros, dont :
- 6 078 007 titres destinés à la couverture des plans d'options annuels 1999 à 2006 ;
- 456 468 titres affectés à l'annulation du capital.

La différence entre le prix d'exercice des levées d'options et la valeur comptable des titres correspondants fait l'objet d'une provision pour risques. Cette provision s'élève au 31 décembre 2006 à 1,9 million d'euros.

Plans d'options d'achat d'actions

Les caractéristiques de ces plans sont les suivantes, compte tenu de la division du nominal par six en 2001 :

	Plan 2006	Plan 2005	Plan 2004	Plan 2003	Plan 2002	Plan 2001	Plan 2000	Plan 1999
Date de décision du Directoire	23/08/06	23/08/05	24/08/04	21/08/03	20/08/02	20/11/01	05/10/00	31/03/99
Date de maturité	23/08/09	23/08/08	24/08/07	21/08/06	20/08/05	20/11/04	05/10/02	31/03/01
Date d'expiration	22/08/14	22/08/13	23/08/12	20/08/11	20/08/09	19/11/08	04/10/08	31/03/07
Nombre de bénéficiaires à l'origine	92	169	182	184	178	147	154	97
Prix d'exercice en euros	41,14	52,37	47,59	39,09	46,28	46,86	35,46	20,83
Nombre d'options accordées	983 500	953 000	1 004 000	996 500	860 100	798 600	709 200	462 900

Pour l'ensemble de ces plans, l'évolution du nombre d'options (actions de 1 euro) en cours de validité est la suivante :

(en nombre d'options)	**31/12/2006**	31/12/2005	31/12/2004
Total à l'ouverture de l'exercice	**5 274 725**	**4 615 753**	**3 763 200**
Options attribuées	983 500	953 000	1 004 000
Options levées	(178 218)	(257 028)	(151 447)
Options radiées	(2 000)	(37 000)	-
Total à la clôture de l'exercice	**6 078 007**	**5 274 725**	**4 615 753**
Dont options pouvant être exercées	3 146 507	2 334 225	1 755 153

Le détail du total à la clôture est le suivant :

(en nombre d'options)	**31/12/2006**	31/12/2005	31/12/2004
Plan 1999	114 930	144 247	272 415
Plan 2000	463 077	561 978	684 138
Plan 2001	726 900	776 900	798 600
Plan 2002	849 100	851 100	860 100
Plan 2003	992 500	992 500	996 500
Plan 2004	995 000	995 000	1 004 000
Plan 2005	953 000	953 000	-
Plan 2006	983 500	-	-

Note 6 ■ Provisions inscrites au bilan au 31 décembre 2006

Nature des provisions *(en millions d'euros)*	Montants au début de l'exercice	Dotations de l'exercice	Utilisations de l'exercice	Reprises de l'exercice	Montants en fin d'exercice
Provisions réglementées					
Plus-values réinvesties	0,7	-	-	-	0,7
Provisions pour risques et charges					
Provisions pour impôts	327,7	34,3	-	-	362,0
Provisions pour risques fiscaux	30,2	2,6	-	(0,3)	32,5
Autres provisions pour risques et charges	2,8	-	(0,4)	-	2,4
	360,7	36,9	(0,4)	(0,3)	396,9
Provisions pour dépréciations sur immobilisations financières					
Participations	146,2	62,5	-	-	208,7
Créances rattachées à des participations	-	51,0	-	-	51,0
Prêts	0,8	0,1	-	-	0,9
	147,0	113,6	-	-	260,6
Total	**508,4**	**150,5**	**(0,4)**	**(0,3)**	**658,2**
Dont dotations et reprises :					
Financières		113,5	-	-	
Exceptionnelles		0,8	(0,4)	-	
D'impôts sur résultat (note 19)		36,1	-	(0,3)	
Sur écart de réévaluation		0,1	-	-	

Note 7 ■ Valeurs mobilières de placement

Des titres de créances négociables (obligations assimilables du Trésor) sont pris en pension, dans le cadre de nantissements au profit de la Banque Européenne d'Investissement en garantie de prêts accordés par cet établissement à des filiales du groupe.

Ces pensions de titres (à échéances trimestrielles renouvelables) sont comptabilisées en autres valeurs mobilières de placement, pour un montant au 31 décembre 2006 de 91,5 millions d'euros, dont 0,5 million d'euros d'intérêts courus.

Note 8 ■ Placements de trésorerie

Les placements de trésorerie correspondent aux excédents de liquidités confiés à la gestion du GIE PSA Trésorerie, organisme de centralisation de la trésorerie des filiales industrielles et commerciales du groupe.

Au 31décembre 2006, les fonds placés auprès du GIE PSA Trésorerie s'élèvent à 2 171,3 millions d'euros, auxquels s'ajoutent 6,6 millions d'euros d'intérêts à percevoir.

Note 9 . Composition du capital social

(en nombre d'actions)	2006	2005	2004
Capital social au début de l'exercice	**234 618 266**	**243 109 146**	**243 109 146**
Réduction de capital par annulation d'actions	-	(8 490 880)	-
Capital social à la fin de l'exercice	**234 618 266**	**234 618 266**	**243 109 146**

La réduction de capital par annulation d'actions résulte de la décision du Directoire du 17 novembre 2005.

Au 31 décembre 2006, le capital social de Peugeot S.A. se compose de 234 618 266 actions intégralement libérées, d'une valeur nominale de 1 euro chacune.

Note 10 . Variation des capitaux propres

(en millions d' euros)	Solde au 31/12/2005	Décision d'affectation de l'AGO du 24/05/2006	Autres mouvements de l'exercice	Solde au 31/12/2006
Capital	**234,6**	-	-	**234,6**
Ecarts de réévaluation [1]				
Immobilisations corporelles	2,6	-	-	2,6
Titres de participation	466,7	-	(0,1)	466,6
	469,3	-	**(0,1)**	**469,2**
Réserve légale	**27,8**	-	-	**27,8**
Réserves de plus-values à long terme	**1 068,5**	-	-	**1 068,5**
Autres réserves et report à nouveau				
Autres réserves	3 679,0	500,0	-	4 179,0
Report à nouveau	597,6	95,7	-	693,3
Résultat de l'exercice	**905,0**	**(905,0)**	**747,7**	**747,7**
Provisions réglementées	**0,7**	-	-	**0,7**
Total	**6 982,5**	**(309,3)** [2]	**747,6**	**7 420,8**

(1) Réévaluation légale de 1976.

(2) Dividende de 1,35 euro par action correspondant à 229 146 756 actions, non compris les actions détenues par la société à la date de distribution.

Note 11 ■ Titres subordonnés à durée indéterminée

Dans le cadre de l'extinction par délégation parfaite de dettes envers le Crédit National s'élevant à 263,3 millions d'euros le 27 février 1989, la société Peugeot S.A. a émis des titres subordonnés à durée indéterminée du même montant. Après une première période d'intérêts calculés jusqu'au 6 décembre 1992 au taux fixe de 8,501 %, ces titres ont produit un intérêt à taux variable basé sur le PIBOR plus 0,001 % entre le 7 décembre 1992 et le 26 février 1997, date d'échéance de l'opération.

La technique financière mise en œuvre a entraîné un reversement initial effectif de 135,1 millions d'euros qui a été déduit de la valeur nominale des titres dans le bilan.

La valeur portée au bilan a été ensuite amortie chaque année de la fraction non déductible des intérêts servis, inhérente au reversement initial. Ces amortissements cumulés de 1989 à 1997 se sont élevés à 81,0 millions d'euros.

En application de l'article 16 de la loi de finance pour 2006, la valeur résiduelle de ces titres subordonnés à durée indéterminée a été rapportée au résultat de l'exercice pour un montant de 47,2 millions d'euros. Ces titres figurent ainsi pour une valeur nulle au bilan du 31 décembre 2006.

Note 12 ■ Provision pour économie d'impôt à réverser

Une provision pour impôt à reverser figure au bilan arrêté au 31 décembre 2006, pour un montant de 362 millions d'euros. Cette provision a pour origine les économies d'impôt provenant de l'utilisation, par la société Peugeot S.A., des déficits fiscaux de ses filiales intégrées hors celles qui n'ont plus d'activité ou qui ne dégageront pas de bénéfices suffisants pour absorber leurs déficits. Cette provision sera reprise dans les années à venir, au fur et à mesure que les filiales intégrées, à l'origine des déficits utilisés au niveau du groupe, redeviendront bénéficiaires.

Note 13 ■ Emprunt obligataire indexé

En mai 1998, la société Peugeot S.A. a procédé à l'émission d'un emprunt obligataire, zéro coupon, d'un montant de 68,6 millions d'euros indexé sur le cours de bourse de l'action Peugeot S.A.

Les swaps mis en place pour couvrir le risque lié à l'indexation ont permis de fixer le taux d'intérêts de l'exercice sur la base de l'EONIA.

Les 45 000 obligations d'une valeur nominale de 1 524,49 euros ont été remboursées in fine à leur échéance du 18 mai 2006, pour un montant total de 150,7 millions d'euros.

Les swaps sont arrivés à échéance à la même date que l'emprunt.

Note 14 . Échéances des créances et des dettes au 31 décembre 2006

État des créances *(en millions d'euros)*	Montants bruts	À moins d'un an	À plus d'un an
Créances rattachées à des participations	72,0	-	72,0
Prêts	1,8	-	1,8
Actif immobilisé	**73,8**	-	**73,8**
Impôt sur les sociétés	39,1	39,1	-
Groupe et associés	81,8	81,8	-
Placements de trésorerie	2 177,9	2 177,9	-
Autres	1,2	1,2	-
Actif circulant	**2 300,0**	**2 300,0**	-
Charges constatées d'avance	0,2	0,2	-
Total	**2 374,0**	**2 300,2**	**73,8**

État des dettes *(en millions d'euros)*	Montants bruts	À moins d'un an	À plus d'un an
Emprunts et dettes assimilées (1)	**10,7**	**10,0**	**0,7**
Dettes d'exploitation	**26,4**	**26,4**	-
Groupe et associés	42,0	34,5	7,5
Autres	1,8	1,8	-
Dettes diverses	**43,8**	**36,3**	**7,5**
Total	**80,9**	**72,7**	**8,2**

(1) Dont banques créditrices pour 0,2 million d'euros.

Il n'y a pas de dettes dont l'échéance est à plus de 5 ans.

Note 15 . Produits à recevoir et charges à payer

Montants des produits à recevoir et charges à payer inclus dans les postes suivants du bilan :

(en millions d'euros)	**2006**	2005	2004
Produits à recevoir			
Autres créances	1,2	1,7	27,0
Valeurs mobilières de placement	0,5	0,3	0,4
Placements de trésorerie	6,6	3,4	2,3
Total	**8,3**	**5,4**	**29,7**

(en millions d'euros)	**2006**	2005	2004
Charges à payer			
Fournisseurs	0,9	1,3	1,5
Dettes fiscales et sociales	14,2	21,5	17,5
Autres dettes	0,3	5,5	1,3
Total	**15,4**	**28,3**	**20,3**

Note 16 ■ Éléments concernant les entreprises liées et les participations au 31 décembre 2006

(en millions d'euros)	Montants concernant des entreprises liées [1]
Postes du bilan	
Actif	
Participations	5 422,4
Créances rattachées à des participations	72,0
Autres créances	81,9
Placements de trésorerie	2 177,9
Passif	
Emprunts et dettes financières	9,1
Dettes fournisseurs et comptes rattachés	1,1
Autres dettes	42,0
Postes du compte de résultat	
Charges financières	9,1
Produits de participation	526,6
Autres produits financiers	59,7

(1) Entreprises entrant dans le périmètre de consolidation du groupe PSA PEUGEOT CITROËN, y compris les sociétés mises en équivalence.

Les autres liens de participation de la société Peugeot S.A. ne comprennent aucun montant significatif.

Note 17 ■ Détail des produits et charges d'exploitation

(en millions d'euros)	**2006**	2005	2004
Production vendue, services	88,9	96,3	93,7
Autres produits	-	0,2	0,3
Transferts de charges	0,3	0,5	0,5
Produits d'exploitation	**89,2**	**97,0**	**94,5**
Autres achats et charges externes	(28,4)	(29,4)	(40,7)
Impôts, taxes et versements assimilés	(5,6)	(4,7)	(4,3)
Salaires et traitements	(35,0)	(43,7)	(41,1)
Charges sociales	(14,3)	(18,9)	(17,5)
Autres charges	(1,3)	(1,2)	(1,1)
Charges d'exploitation	**(84,6)**	**(97,9)**	**(104,7)**
Résultat d'exploitation	**4,6**	**(0,9)**	**(10,2)**

Note 18 ▪ Chiffre d'affaires

Le chiffre d'affaires de l'exercice se répartit comme suit :

A. Par secteurs d'activité

(en millions d'euros)	**2006**	2005	2004
Prestations de services	84,0	91,6	89,3
Loyers immobiliers	4,9	4,7	4,4
Total	**88,9**	**96,3**	**93,7**

Les prestations de services sont composées essentiellement d'une participation aux frais d'études, de gestion et de fonctionnement du groupe facturée par la société-mère à ses filiales.

B. Par zones géographiques

La quasi-totalité du chiffre d'affaires est réalisée en France.

Note 19 ▪ Impôts sur les sociétés

Le régime fiscal de groupe (cf. note 1.i) aboutit à l'effet suivant sur le poste d'impôt sur les bénéfices :

(en millions d'euros)	**2006**	2005	2004
Impôts dus à Peugeot S.A. par les filiales intégrées bénéficiaires	137,3	130,3	123,9
Retour économie d'impôt, antérieurement versée par Peugeot S.A., par les filiales intégrées bénéficiaires	36,3	32,7	31,3
Effet d'impôt groupe estimé de l'exercice	(3,8)	(3,0)	(123,4)
Régularisation sur charge d'impôt d'exercices antérieurs	(3,3)	3,8	37,0
Variation de la provision pour économie d'impôt à reverser (cf. note 12)	(34,3)	(99,2)	43,5
Variation de la provision pour risques fiscaux	(1,5)	(0,1)	(8,7)
Effet net d'impôt	**130,7**	**64,5**	**103,6**

Note 20 ▪ Engagements financiers

(en millions d'euros)	**2006**	2005	2004
Engagements reçus			
Crédit syndiqué[1]	2 400,0	2 400,0	2 400,0
Caution bancaire	79,5	73,1	-
Total	**2 479,5**	**2 473,1**	**2 400,0**
Engagements donnés			
Avals et cautions accordés en garantie d'emprunts contractés par :			
- Filiales de Peugeot S.A.	2 917,3	2 837,6	2 819,1
- Autres entreprises	41,7	51,0	125,6
Total	**2 959,0**	**2 888,6**	**2 944,7**
Engagements réciproques			
Opérations de couverture de change des :			
- Créances diverses	-	-	5,6
Opérations de gestion de risque de taux :			
- Échanges de conditions d'intérêts	-	137,2	137,2
Total	**-**	**137,2**	**142,8**
Ces engagements concernent les filiales et autres entreprises liées pour :			
- Engagements reçus	79,5	73,1	-
- Engagements donnés	2 917,3	2 837,6	2 819,1
- Engagements réciproques	-	68,6	74,2

(1) Le crédit syndiqué de 2 400 millions d'euros à échéance de mars 2006, a été renouvelé par anticipation en 2005 pour une durée de 6 ans. Il n'a pas été utilisé depuis son renouvellement.

Engagements reçus

Pour mémoire, le contrat relatif à la cession des titres SCMPL (Panhard), intervenue au cours de l'exercice 2005, comprend un complément de prix dont les différentes composantes sont fonction des performances commerciales de la société au cours des exercices 2005 à 2009. Ce complément de prix est payable aux échéances des 30 juin 2008 et 30 juin 2010.

Note 21 ■ Engagements de retraite

Les salariés de la société Peugeot S.A. bénéficient de compléments de retraite qui sont versés annuellement aux retraités, ou d'indemnités de départ à la retraite qui sont versées en une fois au moment du départ à la retraite. La société offre ces avantages à travers, soit des régimes à cotisations définies, soit des régimes à prestations définies.

Les régimes à prestations définies encore en vigueur concernent les indemnités de départ en retraite prévues par la convention collective et le régime de retraites complémentaires des ingénieurs et cadres pour la partie non externalisée en 2002, qui garantit un niveau de retraites tous régimes confondus égal au maximum à 60 % des derniers salaires. Les membres des organes de direction ayant occupé pendant au moins cinq ans des fonctions de membres du Directoire ou du comité exécutif ou de l'état-major, bénéficient également d'un régime de retraite supplémentaire, à condition d'achever leur carrière au sein de l'entreprise. Ce régime garantit un niveau de retraite, tous régimes confondus (régimes légaux et complémentaires) égal à 50 % du salaire de référence déterminé sur la base des trois meilleures années au cours des cinq dernières années d'activité, avec droit à réversion au profit du conjoint.

Au 31 décembre 2006, la valeur actuelle des prestations pour services rendus s'élève à 90 millions d'euros et comprend les engagements pris vis à vis des membres des organes de direction à hauteur de 33,3 millions d'euros.

Ces montants n'ont pas fait l'objet de provisions et sont couverts à hauteur de 78,9 millions d'euros par des versements dans des fonds externes.

Note 22 ■ Situation fiscale latente

Les décalages dans le temps entre le régime fiscal et le traitement comptable des produits et charges se traduisent par un produit latent d'impôt différé de 1,9 millions d'euros au 31 décembre 2006.

La société Peugeot S.A. n' a pas utilisé la faculté, offerte par la loi de finance rectificative n° 2004 - 1485 du 30 décembre 2004, de transférer avant le 31 décembre 2006, la partie de ses réserves de plus-values à long terme excédant 200 millions d'euros ; ceci en exonération des compléments d'impôts, sous réserve du paiement d'une taxe libératoire de 2,5 %. A la clôture, le montant des réserves de plus-values à long terme potentiellement soumises à une imposition complémentaire, s'élève à 1 068,5 millions d'euros (note 10).

Note 23 ■ Rémunérations des dirigeants

(en millions d'euros)	**2006**	2005	2004
Montants des rémunérations allouées au titre de l'année :			
- aux organes de Direction	6,4	8,4	8,2
- aux membres du Conseil de Surveillance	0,8	0,8	0,8
Total	**7,2**	**9,2**	**9,0**

Les organes de Direction du groupe sont le Directoire, le comité exécutif et l'état-major.

Pour sa partie variable, la rémunération des dirigeants indiquée ci-dessus est soumise à l'approbation du Conseil de Surveillance du 6 février 2007.

À la clôture, les options d'actions de la société Peugeot S.A. attribuées lors des plans consentis depuis 1999, détenues par les membres des organes de Direction, sont de :

(en nombre d'options)	2006	2005	2004
Options d'achat d'actions	2 609 000	2 144 000	1 764 500

Les membres des organes de Direction de la société bénéficient du régime de retraite supplémentaire décrit à la note 21. Les coûts des services rendus au cours de l'exercice 2006 s'élèvent à 1,5 million d'euros.

Note 24 . Effectif moyen

L'effectif moyen de l'entreprise évolue ainsi :

	2006	2005	2004
Cadres	365	385	394
ETAM	88	95	101
Total	**453**	**480**	**495**

Note 25 . Droit individuel à la formation

Conformément aux dispositions de la loi N° 2004 – 391 du 4 mai 2004 relative à la formation professionnelle, la société Peugeot S.A. accorde à ses salariés un droit individuel d'une durée de vingt heures minimum par année civile cumulable sur une durée maximale de six ans. Au terme de ce délai et à défaut de leur utilisation, l'ensemble des droits restera plafonné à cent vingt heures.

Le groupe PSA PEUGEOT CITROËN a conclu un accord sur la formation tout au long de la vie professionnelle le 15 avril 2005 avec l'ensemble des organisations syndicales représentatives dans le groupe. Conformément à la loi, chaque salarié bénéficie d'un crédit de droits pédagogiques de vingt heures par an. Les droits acquis depuis 1999 au titre des dispositifs antérieurs à l'accord sont maintenus et la limite cumulée est portée à cent cinquante heures. L'accord ouvre la possibilité d'utiliser ces droits durant le temps de travail, lorsque l'organisation du travail le permet.

Le nombre d'heures accumulées non consommées à la clôture s'élève à vingt trois mille cinq cent six heures.

Aucun droit n'a été provisionné à la clôture, en application de l'avis n°2004 - F du 13 octobre 2004 du comité d'urgence du Conseil National de la Comptabilité.

Note 26 . Événement postérieur à la clôture

Aucun événement pouvant avoir une influence significative sur les comptes de l'exercice 2006 n'est intervenu depuis le 31 décembre 2006.

Résultats financiers de la société
au cours des cinq derniers exercices

(Articles D-133, D-135 et D-148 du décret du 23 mars 1967)

(en euros)	2006	2005	2004	2003	2002
Situation financière en fin d'exercice					
Capital social[1]	234 618 266	234 618 266	243 109 146	243 109 146	259 109 146
Nombre d'actions émises	234 618 266	234 618 266	243 109 146	243 109 146	259 109 146
Résultat global des opérations de l'exercice					
Produits des activités courantes hors taxes	777 903 611	957 902 589	1 091 639 443	1 628 329 848	1 371 743 105
Résultat avant impôts, participation des salariés, amortissements et provisions	730 770 923	818 698 967	949 166 548	1 546 820 513	1 191 750 093
Participation des salariés (charge de l'exercice)	-	-	-	433 473	(1 312 818)
Impôts sur les bénéfices[2]	130 753 783	64 458 584	103 617 707	43 350 875	119 131 622
Résultat après impôts, participation des salariés, amortissements et provisions	747 728 148	904 989 653	1 031 594 676	1 629 889 076	1 189 952 655
Dividendes	316 734 659	316 734 659	328 197 347	328 197 347	349 797 347
Résultat des opérations réduit à une seule action[3]					
Résultat après impôts, participation des salariés, mais avant amortissements et provisions	3,67	3,76	4,33	6,54	5,06
Résultat après impôts, participation des salariés, amortissements et provisions	3,19	3,86	4,24	6,70	4,59
Dividende attribué à chaque action :					
- dividende net distribué	1,35	1,35	1,35	1,35	1,35
- impôt déjà payé au Trésor (avoir fiscal)[3]	-	-	-	0,675	0,675
Revenu global	-	-	-	2,025	2,025
Personnel					
Effectif moyen des salariés.	453	480	495	494	840
Montant de la masse salariale	38 983 986	40 292 304	38 075 578	38 400 904	54 045 246
Montant des sommes versées au titre des avantages sociaux (Sécurité sociale, œuvres sociales, etc.)	14 338 277	18 890 052	17 475 520	17 364 776	31 857 840

(1) Entre 2002 et 2006, les mouvements sur le capital résultent de l'annulation d'actions suite à leur rachat en bourse.

(2) Depuis le 1er janvier 1990, la société a opté pour le régime de l'intégration fiscale, articles 223 A et suivants du CGI, applicable aux filiales françaises contrôlées à plus de 95 %. Tous les mouvements d'impôt sur les bénéfices sont enregistrés sur la ligne impôts sur les bénéfices y compris les variations de provisions pour impôts.

(3) À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé par un crédit d'impôt.

Filiales et participations **au 31 décembre 2006**

(en milliers d'euros ou en milliers d'unités de monnaies nationales)

SOCIÉTÉS OU GROUPES DE SOCIÉTÉS		Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part de capital détenue en %
I - Renseignements détaillés sur les titres dont la valeur brute excède 1 % du capital social				
A - Filiales (50 % au moins du capital détenu par la société)				
Peugeot Citroën Automobiles		294 816	3 871 710	100,00
route de Gisy, 78943 Vélizy (Yvelines)				
Faurecia		169 815	220 228	71,25
2, rue Hennape , 92000 Nanterre (Hauts-de-Seine)				
Grande Armée Participations		60 435	346 060	100,00
75, avenue de la Grande-Armée, 75116 Paris				
Banque PSA Finance		177 408	1 446 142	74,93
75, avenue de la Grande-Armée, 75116 Paris				
Automobiles Citroën		16 000	69 069	100,00
12, rue Fructidor, 75017 Paris				
Automobiles Peugeot		171 285	75 706	100,00
75, avenue de la Grande-Armée, 75116 Paris				
Process Conception Ingénierie		22 954	73 314	84,54
9, avenue du Maréchal Juin, 92048 Meudon-la-Forêt (Hauts-de-Seine)				
Peugeot Motocycles		7 142	(69 893)	100,00
103, rue du 17 Novembre, 25350 Mandeure (Doubs)				
Gefco		8 000	230 893	99,94
77 à 81, rue des Lilas d'Espagne, 92400 Courbevoie (Hauts-de-Seine)				
PSA International S.A.	CHF	5 979	214 004	-
62, quai Gustave Ador, 1207 Genève (Suisse)	EUR	3 720	133 178	99,92
Société Anonyme de Réassurance Luxembourgeoise		4 500	22	100,00
6 B, Route de Trêves, L2633 Senningerberg (Luxembourg)				
B - Participations (10 à 50 % du capital détenu par la société)				
II - Renseignements globaux sur les autres titres dont la valeur brute n'excède pas 1 % du capital social				
A - Filiales non reprises au paragraphe I				
- Filiales françaises (ensemble)				
- Filiales étrangères (ensemble)				
B - Participations non reprises au paragraphe I				
- Dans des sociétés françaises (ensemble)				
- Dans des sociétés étrangères (ensemble)				

Valeur comptable des titres détenus Brute	Valeur comptable des titres détenus Nette	Prêts et avances consentis par la société et non encore remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Bénéfice (perte) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations
2 610 622	2 610 415	-	437 472	61 584 817	(46 028)	146 434	
1 262 691	1 262 283	-	-	87 108	(165 225)		
408 923	408 923	-	-	-	31 029	74 955	
380 084	380 084	-	-	n/s	194 708	120 466	
257 653	257 653	-	-	7 777 195	65 234	75 850	
180 798	180 745	-	-	13 813 446	44 776	113 425	
170 304	68 639	-	-	257 478	(2 573)	15 997	
106 811	-	72 000	-	215 011	(75 937)	-	Avance dépréciée à hauteur de 51 000 milliers d'euros
32 197	32 197	-	-	2 005 548	78 591	61 962	
-	-	-	-	n/s	32 473		1 EUR = 1,6069 CHF
6 843	6 843	-	-		20 208	17 471	
5 267	5 267	-	-	n/s	-	-	
243	95	-	2 100 000			120	
10	10	-	-			-	
-	-	-	-			-	
219	219	-	-			3	

Inventaire des valeurs mobilières
en portefeuille au 31 décembre 2006

				(en milliers d'euros)		
		(en euros)	Sociétés	Valeur brute	Amortissements, dépréciations ou plus-values réinvesties	Valeur nette
2 680 060	actions de	110	Peugeot Citroën Automobiles	2 610 622	(207)	2 610 415
17 285 597	actions de	7	Faurecia	1 262 691	(408)	1 262 283
395 000	actions de	153	Grande Armée Participations	408 923	-	408 923
8 307 994	actions de	16	Banque PSA Finance	380 084	-	380 084
1 249 996	actions de	12,8	Automobiles Citroën	257 653	-	257 653
19 030 968	actions de	9	Automobiles Peugeot	180 798	(53)	180 745
192 134	actions de	101	Process Conception Ingénierie	170 304	(101 665)	68 639
446 397	actions de	16	Peugeot Motocycles	106 811	(106 811)	-
499 691	actions de	16	Gefco	32 197	-	32 197
5 974	actions de	1 000 CHF	PSA International S.A.	6 843	-	6 843
299 999	actions de	15	Société Anonyme de Réassurance Luxembourgeoise	5 267	-	5 267
Actions propres				262 415	-	262 415
Titres dont la valeur d'inventaire est inférieure à 2 000 000 d'euros (montant global)				472	(148)	324
Total				**5 685 080**	**(209 292)**	**5 475 788**
Dont :						
Titres de participations (note 3)				5 422 665	(209 292)	5 213 373
Actions propres (note 5)				262 415	-	262 415

Inventaire établi conformément à l'article 34-1 de la loi du 24 juillet 1966 sur les sociétés commerciales.

Les valeurs n'ayant pas une importance significative ont été inscrites pour un montant global.

11. Assemblée Générale

Présentation **des résolutions**

Neuf résolutions sont proposées à l'approbation de l'Assemblée Générale des actionnaires délibérant comme Assemblée Générale ordinaire et sept résolutions sont soumises à l'Assemblée délibérant comme Assemblée Générale extraordinaire.

Délibérations à caractère ordinaire

La **première résolution** soumet à l'approbation des actionnaires les comptes sociaux de l'exercice 2006, qui font ressortir un résultat de 747 728 147,82 euros.

La **deuxième résolution** soumet à l'approbation des actionnaires les comptes consolidés de PSA PEUGEOT CITROËN pour 2006, qui font ressortir un résultat de 176 millions d'euros.

La **troisième résolution** porte sur l'affectation du résultat de l'exercice et la mise en paiement du dividende. Malgré la baisse du résultat de l'exercice 2006, le dividende proposé s'établit à 1,35 euro par action. Si cette proposition est approuvée, le paiement du dividende aura lieu le 30 mai 2007.

La distribution proposée pour l'exercice 2006 correspond, compte tenu des actions en circulation au 31 décembre 2006, à un montant total de 317 millions d'euros.

La **quatrième résolution** concerne la ratification des conventions dites « réglementées » approuvées par le Conseil de Surveillance. Ces conventions sont visées dans le rapport spécial des Commissaires aux Comptes qui figure en page 300 du présent document.

La **cinquième résolution** porte sur le mandat de M. Jean-Philippe Peugeot qui arrive à échéance lors de l'Assemblée Générale statuant sur les comptes de l'exercice 2006. Il est proposé de procéder à son renouvellement pour une durée de six ans, prenant fin à l'Assemblée Générale ordinaire qui statuera en 2013 sur les comptes de l'exercice 2012.

Jean-Philippe Peugeot Date du premier mandat au Conseil de Surveillance : 16 mai 2001 Né le 7 mai 1953 **Vice-président du Conseil de Surveillance** **Président du comité stratégique** Adresse professionnelle : Établissements Peugeot Frères 75, avenue de la Grande-Armée 75016 Paris	**Vice-président du Conseil de Surveillance de PSA PEUGEOT CITROËN** **Président d'Établissements Peugeot Frères** **M. Jean-Philippe Peugeot est également :** **Président du Conseil d'Administration** de Nutrition et Communication SAS. **Vice-président** de Société Foncière, Financière et de Participations – FFP. **Administrateur** de LFPF – La Française de Participations Financières, Immeubles et Participations de l'Est, Linedata Services. **Mandat expiré au cours des cinq derniers exercices** : Aucun. **Expertise et expérience professionnelle complémentaire :** M. Jean-Philippe Peugeot a effectué toute sa carrière chez Automobiles Peugeot. Il a notamment été directeur d'une filiale commerciale d'Automobiles Peugeot pendant huit ans et directeur de Peugeot Parc Alliance pendant quatre ans. **Nombre de titres Peugeot S.A. détenus** : 150 actions.

La **sixième résolution** propose la ratification de la cooptation de M. Robert Peugeot décidée par le Conseil de Surveillance lors de sa réunion du 6 février 2007, en remplacement de M. Jean-Louis Dumas, et le renouvellement de son mandat pour une durée de six ans, prenant fin à l'Assemblée Générale ordinaire qui statuera en 2013 sur les comptes de l'exercice 2012.

Robert Peugeot Date du premier mandat au Conseil de Surveillance : 6 février 2007 Né le 25 avril 1950 **Membre du Conseil de Surveillance** Adresse professionnelle : FFP 75, avenue de la Grande-Armée 75016 Paris	**Président directeur général de Société Foncière, Financière et de Participations – FFP** **Ancien membre du comité exécutif de PSA PEUGEOT CITROËN** **M. Robert Peugeot est également :** **Président du Conseil d'Administration** de Simante, SL. **Membre du Conseil de Surveillance** de Citroën Deutschland Aktiengesellschatt, Aviva France. **Administrateur** de Citroën Danemark A/S, B-1998 SL, Fomentos de Construcciones y Contratas S.A. FCC, FCC Construccion S.A., Aviva Participations, Établissements Peugeot Frères, GIE de recherche et d'études PSA Renault, Imerys, Immeubles et Participations de l'Est, LFPF – La Française de Participations Financières, Citroën UK Ltd, Sanef. **Gérant** de CHP Gestion, Rodom. **Représentant permanent** de FFP au Conseil de Surveillance de Zodiac. **Représentant statutaire** de FFP, à la Financière Guiraud. **Mandats expirés au cours des cinq derniers exercices :** **Membre du Conseil de Surveillance** du Groupe Taittinger. **Administrateur** de l'IFP (Institut Français du Pétrole), Société du Louvre, Peugeot Automobiles United Kingdom Ltd. **Expertise et expérience professionnelle complémentaire :** M. Robert Peugeot a été membre du comité exécutif du groupe PSA PEUGEOT CITROËN et a exercé les fonctions de Directeur Innovation et Qualité de PSA PEUGEOT CITROËN entre 1998 et 2007. Depuis 2002, il est également président directeur général de Société Foncière, Financière et de Participations – FFP. **Nombre de titres Peugeot S.A. détenus** : 150 actions.

La **septième résolution** propose la nomination de M. Henri Philippe Reichstul en remplacement de M. Jean Boillot, pour une durée de six ans, prenant fin à l'Assemblée Générale ordinaire qui statuera en 2013 sur les comptes de l'exercice 2012.

Henri Philippe Reichstul Né le 12 avril 1949 Adresse professionnelle : Rua Sampaio Vidal 270 01443 - 000 São Paolo, SP Brasil	**Président directeur général de Brenco, Companhia Brasileira de Energia Renovavel** **M. Henri Philippe Reichstul est également :** **Administrateur** de Prisma Energy International, TAM – Linhas Aéreas S.A., Holdings / Vivo, Pao de Açucar Group, Repsol YPF S.A. **Mandat expiré au cours des cinq derniers exercices** : aucun. **Expertise et expérience professionnelle** : Diplômé en économie des universités de São Paulo et d'Oxford, puis professeur d'économie dans l'enseignement supérieur, M. Henri Philippe Reichstul a exercé au Brésil plusieurs postes au sein de la haute fonction publique avant d'occuper divers postes de président et administrateur de sociétés, dont la présidence de Petrobras (1999-2001). **Nombre de titres Peugeot S.A. détenus** : 0.

La **huitième résolution** propose la nomination de M. Geoffroy Roux de Bézieux en remplacement de M. Pierre Banzet, pour une durée de six ans, prenant fin à l'Assemblée Générale ordinaire qui statuera en 2013 sur les comptes de l'exercice 2012.

Geoffroy Roux de Bézieux Né le 31 mai 1962 Adresse professionnelle : Virgin Mobile France 40, boulevard Henri Sellier 92150 Suresnes	**Président directeur général de Virgin Mobile France** **M. Geoffroy Roux de Bézieux est également :** **Vice-président du Conseil de Surveillance** de Seloger.com. **Administrateur** de Budget Telecom, Micromania, Sporever, Parrot, Association française des opérateurs mobiles (AFOM). **Membre du Conseil d'Orientation** de France Investissement. **Mandats expirés au cours des cinq derniers exercices** : Nocibé, Fromageries Plus. **Expertise et expérience professionnelle** : Diplômé de l'ESSEC, M. Geoffroy Roux de Bézieux a exercé diverses fonctions au sein du groupe L'Oréal de 1986 à 1996. Il est le président fondateur de The Phone House, premier réseau indépendant de vente de téléphones mobiles, revendu à Carphone Warehouse dont il a été directeur général Europe (2000-2003), puis Chief Operating Officer (2003-2006). Il est depuis 2006 président fondateur de Virgin Mobile. Il est également président de l'association CroissancePlus depuis 2005. **Nombre de titres Peugeot S.A. détenus** : 1 000 actions.

La **neuvième résolution** soumet à l'autorisation de l'Assemblée Générale un programme de rachat d'actions Peugeot S.A. Cette autorisation serait consentie pour une durée maximale de dix-huit mois à compter de la présente assemblée, soit jusqu'au 24 novembre 2008.

Cette autorisation s'appliquerait dans la limite de 16 millions d'actions, correspondant à 6,8 % du capital, avec pour objectif l'attribution d'options d'achat d'actions, la remise d'actions dans le cadre d'opérations financières donnant accès au capital ou la réduction du capital de la société; le prix maximum d'achat serait fixé à 65 euros par action.

Cette autorisation remplace celle donnée précédemment par les actionnaires lors de l'Assemblée du 24 mai 2006 ; la limite en est ramenée à 16 millions d'actions au plus, correspondant au nombre de titres qui pourraient être rachetés compte tenu du plafonnement des titres en autodétention à 10 % du capital et du nombre de titres détenus à fin 2006. Au 31 décembre 2006, le groupe détenait 6 534 475 actions représentant 2,79 % du capital, dont 6 078 007 actions détenues en couverture des options d'achat consenties et 456 468 actions destinées à être annulées.

Si le groupe devait utiliser cette autorisation pour d'autres motifs que la couverture des plans d'options futurs, il le ferait en veillant particulièrement au niveau de sa position financière nette. Au cours de l'exercice 2006, 1 100 000 actions ont été acquises à un cours moyen de 41,07 euros, dont 983 500 actions ont été affectées à l'adossement du programme d'attribution d'options d'achat d'actions Peugeot S.A. décidé en août 2006.

Conformément aux dispositions de l'article L. 225-209 du Code de commerce et aux articles 241-1 à 242-6 du Règlement général AMF, le descriptif de ce nouveau programme sera disponible sur le site Internet www.psa-peugeot-citroen.com, rubrique Actionnaire/ Information Réglementée AMF, ainsi que le site Internet de l'AMF www.amf-france.org.

Délibérations à caractère extraordinaire

Les dixième et onzième résolutions ont pour objet de renouveler les autorisations données précédemment au Directoire pour permettre le cas échéant de procéder dans des délais rapides à une augmentation des fonds propres, en fonction des intérêts de la société.

La **dixième résolution** porte sur la possibilité d'émettre des titres donnant directement ou indirectement accès au capital. Les augmentations de capital qui résulteraient, le cas échéant, de telles opérations, ne pourraient avoir pour effet de porter le capital social à un montant nominal supérieur à 400 millions d'euros, pour un capital actuel de 234 618 266 euros et le montant nominal maximum des titres de créances donnant accès au capital serait limité à 600 millions d'euros.

La **onzième résolution** confère au Directoire la possibilité de réaliser des émissions de valeurs mobilières donnant accès au capital sans droit préférentiel de souscription en faveur des actionnaires, à concurrence des mêmes montants que ceux fixés dans la résolution précédente. Le Directoire pourra accorder une période de priorité aux actionnaires pour souscrire les actions ainsi émises.

La **douzième résolution** autorise le Directoire, dans le respect des plafonds mentionnés dans les dixième et onzième résolutions, à augmenter la taille d'une émission de capital qu'il aura décidée en cas de sur-souscription. L'augmentation de capital complémentaire devra être réalisée au même prix que celui fixé pour l'émission initiale.

La **treizième résolution** résulte de l'obligation faite aux sociétés anonymes par la loi sur l'épargne salariale du 9 février 2001, complétée par la loi de modernisation sociale de janvier 2002, de proposer une augmentation de capital réservée aux salariés. Le Directoire n'est pas favorable à l'adoption de cette résolution, compte tenu de l'existence d'autres dispositifs permettant aux salariés d'accéder au capital à des conditions privilégiées. Il est rappelé à cet égard que le FCP du personnel, qui compte plus de 50 000 salariés du groupe, représente 2,67 % des actions du groupe au 31 décembre 2006.

La **quatorzième résolution** renouvelle l'autorisation du Directoire de procéder à la réduction du capital par voie d'annulation d'actions rachetées par la société, dans la limite de 10 % du capital de la société par périodes de vingt-quatre mois. Cette autorisation sera en particulier utilisée pour annuler les 456 468 actions détenues par la société au 31 décembre 2006 et affectées au poste « Actions en voie d'annulation ».

La **quinzième résolution** autorise le Directoire, pour une durée de dix-huit mois, à augmenter ou réduire le capital en période d'offre publique sur les titres de la société.

La **seizième résolution** qui vous est proposée s'inscrit dans le cadre des dispositions des articles 12 et 13 de la loi du 31 mars 2006, qui a procédé à la transposition de la directive européenne sur les offres publiques.

Il s'agit d'une délégation de compétence au Directoire dans l'hypothèse d'une offre publique sur les titres de la société Peugeot S.A., qui surviendrait dans les dix-huit mois suivant l'Assemblée Générale et répondrait aux conditions d'application de l'« exception de réciprocité », c'est-à-dire dans le cas où une offre publique serait le fait d'une entité qui elle-même n'aurait pas l'obligation - si elle faisait l'objet d'une offre - d'obtenir l'approbation de l'Assemblée pour prendre des mesures de défense pendant l'offre, ou qui est contrôlée par une entité qui n'applique pas cette obligation.

Le montant maximum prévu pour l'augmentation de capital qui pourrait résulter de l'exercice des bons de souscription d'actions s'ils étaient émis, est de 160 millions d'euros. Ce montant est proche de celui qui fait l'objet des augmentations de capital auxquelles le Directoire pourrait procéder en vertu des dixième, onzième, douzième, treizième et quinzième résolutions et il s'imputerait sur lesdites augmentations de capital. Il est proposé que le nombre maximum de bons de souscription pouvant être émis soit fixé à 160 millions de bons.

Les autres caractéristiques des bons et leurs conditions d'exercice seraient déterminées par le Directoire, comme le prévoit la loi du 31 mars 2006. Cette délégation permettrait donc au Directoire d'arrêter, le cas échéant, l'ensemble des conditions et caractéristiques des bons au vu du contenu et des modalités d'une offre publique visant la société.

Enfin, la **dix-septième résolution** porte sur le renouvellement pour une durée expirant le 31 août 2008 de la faculté donnée au Directoire de consentir au bénéfice des salariés, dirigeants ou mandataires sociaux de la société elle-même ou de ses filiales, des options d'achat d'actions Peugeot S.A. que la société détiendrait en portefeuille.

Depuis 2002, le Directoire, en plein accord avec le Conseil de Surveillance, a fixé pour règle pour l'attribution éventuelle d'options d'achat d'actions dans une année donnée que le cours de référence de ce plan d'options serait la moyenne des premiers cours cotés lors des 20 scéances de bourse suivant la publication par Peugeot S.A. de ses résultats consolidés du premier semestre et de n'effectuer aucun rabais sur ce cours moyen.

Cette résolution renouvelle l'autorisation consentie par l'Assemblée Générale extraordinaire du 24 mai 2006 ; elle porte le nombre d'options de 2 000 000 à 2 500 000 options exerçables pendant un délai maximum de huit ans.

Autorisations financières **en vigueur**

Les autorisations financières ci-dessous sont consenties par l'Assemblée Générale des actionnaires au bénéfice du Directoire.

Conformément aux statuts de la société, les opérations sur capital et les émissions obligataires sont soumises à autorisation préalable du Conseil de Surveillance.

Autorisations financières en vigueur avant l'Assemblée Générale ordinaire et extraordinaire du 23 mai 2007

	Du	Durée	Jusqu'au	Capital maximum	Autorisation
1 - Assemblée Générale ordinaire					
Rachats d'actions	24 mai 2006	18 mois	24 novembre 2007		Acquisition de 23 000 000 actions au plus Prix maximum d'achat : 65 €
2 - Assemblée Générale extraordinaire					
Émission de valeurs mobilières donnant accès directement ou indirectement au capital avec DPS	25 mai 2005	26 mois	25 juillet 2007	400 millions € (1)	
Émission de valeurs mobilières donnant accès directement ou indirectement au capital sans DPS	25 mai 2005	26 mois	25 juillet 2007	400 millions € (1)	
Options d'achat d'actions	24 mai 2006	15 mois	31 août 2007		2 000 000 actions
Annulation d'actions	25 mai 2005	24 mois	25 mai 2007		10 % du capital par période de 24 mois

DPS : Droit Préférentiel de Souscription.

(1) Les augmentations de capital qui pourront résulter de l'ensemble de ces émissions ne pourront avoir pour effet de porter le capital.

Autorisations financières en vigueur après vote de l'Assemblée Générale ordinaire et extraordinaire du 23 mai 2007

	Autorisation	Durée	Du	Jusqu'au
1 - Assemblée Générale ordinaire				
Rachats d'actions *(9e résolution)*	Acquisition de 16 000 000 actions au plus Prix maximum d'achat : 65 €	18 mois	24 mai 2007	24 novembre 2008
2 - Assemblée Générale extraordinaire				
Émission de valeurs mobilières donnant accès directement ou indirectement au capital avec et sans DPS *(10e et 11e résolutions)*	- dans la limite d'un capital social plafonné à 400 millions € en nominal - plafond nominal d'endettement limité à 600 millions € en cas d'émission de titres de créances	26 mois	23 mai 2007	23 juillet 2009
Même dispositif que ci-dessus limité à 18 mois en période d'offre publique *(15e résolution)*	- dans la limite d'un capital social plafonné à 400 millions € en nominal - plafond nominal d'endettement limité à 600 millions € en cas d'émission de titres de créances	18 mois	23 mai 2007	23 novembre 2008
Émission de bons de souscription d'actions en période d'offre publique *(16e résolution)*	- augmentation de capital résultant de l'exercice de bons limitée à 160 millions € et s'imputant sur le plafond de 400 millions € ci-dessus - émission de 160 millions de bons maximum	18 mois	23 mai 2007	23 novembre 2008
Options d'achat d'actions *(17e résolution)*	2 500 000 actions	15 mois	23 mai 2007	31 août 2008
Annulation d'actions *(14e résolution)*	10 % du capital par période de 24 mois	24 mois	23 mai 2007	23 mai 2009
Même dispositif que ci-dessus limité à 18 mois en période d'offre publique *(15e résolution)*	10 % du capital par période de 24 mois	18 mois	23 mai 2007	23 novembre 2008

DPS : Droit Préférentiel de Souscription

Résolutions

Assemblée Générale du 23 mai 2007

I. Délibérations à caractère ordinaire

Première résolution

Approbation des comptes sociaux de l'exercice 2006

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, après avoir pris connaissance des comptes annuels, du rapport de gestion du Directoire sur l'exercice écoulé, du rapport du Conseil de Surveillance, du rapport général des Commissaires aux Comptes approuve les comptes sociaux de l'exercice 2006 qui font ressortir un bénéfice de 747 728 147,82 €, ainsi que les opérations traduites dans ces comptes ou résumées dans ces rapports.

Deuxième résolution

Approbation des comptes consolidés de l'exercice 2006

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, après avoir pris connaissance des comptes consolidés, des commentaires du Directoire ainsi que du rapport des Commissaires aux Comptes sur les comptes consolidés, approuve les comptes consolidés de l'exercice 2006, tels qu'ils viennent de lui être présentés.

Troisième résolution

Affectation du résultat

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, constate que le bénéfice distribuable, constitué par le bénéfice de l'exercice de 747 728 147,82 € majoré du report à nouveau bénéficiaire de l'exercice précédent d'un montant de 693 248 137,26 € s'élève à la somme de 1 440 976 285,08 €.

Elle décide d'affecter comme suit ce bénéfice distribuable :

- aux actions	316 734 659,10 €
- aux autres réserves	500 000 000,00 €
- au report à nouveau	624 241 625,98 €

Le dividende de 1,35 € par action, éligible en totalité à l'abattement de 40 % visé à l'article 158, 3-2 à 4 du C.G.I pour ceux des actionnaires pouvant en bénéficier sera mis au paiement le 30 mai 2007.

Les sommes correspondant au dividende non versé sur les actions propres détenues par la société au jour de la mise en paiement du dividende seront affectées au report à nouveau.

L'Assemblée Générale prend note qu'au titre des exercices 2003, 2004 et 2005 les dividendes ont été les suivants :

Exercice	Nombre d'actions rémunérées	Dividende net
2003	237 437 862 actions de 1 €	1,35 €
2004	229 803 390 actions de 1 €	1,35 €
2005	229 146 756 actions de 1 €	1,35 €

Quatrième résolution

Approbation du rapport spécial des Commissaires aux Comptes sur les conventions réglementées

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, après avoir entendu la lecture du rapport spécial présenté par les Commissaires aux Comptes sur les conventions réglementées, approuve ce rapport et les opérations qui y sont mentionnées.

Cinquième résolution

Renouvellement du mandat d'un membre du Conseil de Surveillance

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, décide, sur la proposition du Conseil de Surveillance, de renouveler le mandat de membre du Conseil de Surveillance de Monsieur Jean-Philippe Peugeot, pour une durée de six ans qui prendra fin à l'issue de l'Assemblée Générale appelée en 2013 à statuer sur les comptes de l'exercice 2012.

Sixième résolution

Ratification de la cooptation d'un membre du Conseil de Surveillance et renouvellement de son mandat

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, décide, sur la proposition du Conseil de Surveillance,

de ratifier la cooptation de Monsieur Robert Peugeot en qualité de membre du Conseil de Surveillance, décidée par le Conseil de Surveillance lors de sa réunion du 6 février 2007, en remplacement de Monsieur Jean-Louis Dumas, démissionnaire, et de renouveler le mandat de membre du Conseil de Surveillance de Monsieur Robert Peugeot, pour une durée de six ans qui prendra fin à l'issue de l'Assemblée Générale appelée en 2013 à statuer sur les comptes de l'exercice 2012.

Septième résolution

Nomination d'un membre du Conseil de Surveillance

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, décide, sur la proposition du Conseil de Surveillance, de nommer Monsieur Henri Philippe Reichstul membre du Conseil de Surveillance pour une durée de six ans qui prendra fin à l'issue de l'Assemblée Générale appelée en 2013 à statuer sur les comptes de l'exercice 2012, en remplacement de Monsieur Jean Boillot dont le mandat prend fin à la date de l'Assemblée.

Huitième résolution

Nomination d'un membre du Conseil de Surveillance

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, décide, sur la proposition du Conseil de Surveillance, de nommer Monsieur Geoffroy Roux de Bézieux membre du Conseil de Surveillance pour une durée de six ans qui prendra fin à l'issue de l'Assemblée Générale appelée en 2013 à statuer sur les comptes de l'exercice 2012, en remplacement de Monsieur Pierre Banzet qui a démissionné à la date de l'Assemblée.

Neuvième résolution

Autorisation d'un programme de rachat d'actions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité d'une Assemblée Générale Ordinaire, après avoir pris connaissance du rapport du Directoire, autorise le Directoire à acquérir des actions de la société en vue soit de réduire le capital de la société soit de l'attribution d'actions à des salariés, dirigeants ou mandataires sociaux de la société ou de sociétés ou de groupements qui lui sont liés lors de l'exercice d'options d'achat d'actions, soit de la remise d'actions dans le cadre d'opérations financières donnant accès au capital. L'acquisition de ces actions pourra être effectuée par tous moyens et à toute époque, sur le marché ou hors marché, y compris par l'utilisation de tous instruments financiers dérivés, négociés sur un marché réglementé ou de gré à gré et notamment par toutes options d'achat.

Le prix maximum d'achat est fixé à 65 € par action.

Le Directoire pourra acquérir au maximum 16 000 000 actions en vertu de la présente autorisation qui lui est donnée pour une durée de dix-huit mois à compter du 24 mai 2007 et qui se substitue, à compter de la présente assemblée, à l'autorisation conférée par l'Assemblée Générale du 24 mai 2006.

II. Délibérations à caractère extraordinaire

Dixième résolution

Délégation de compétence donnée au Directoire à l'effet d'émettre des titres donnant directement ou indirectement accès au capital avec maintien du droit préférentiel de souscription

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire ainsi que du rapport spécial des Commissaires aux Comptes, et statuant en application des dispositions de l'article L. 225-129-2 et L. 228-92 du Code de commerce :

I. délègue au Directoire, dans les conditions prévues à l'article 9 des statuts, la compétence de décider, dans un délai de vingt-six mois à compter de la présente Assemblée Générale, une ou plusieurs augmentations de capital, à réaliser au moyen de :
   a) l'émission, en France ou à l'étranger, en euros, d'actions Peugeot S.A. et/ou de toutes valeurs mobilières donnant accès par tous moyens, immédiatement et/ou à terme, à des actions Peugeot S.A., les valeurs mobilières autres que des actions pouvant être également libellées en monnaies étrangères ;
   b) et/ou l'incorporation au capital de bénéfices, réserves ou primes d'émission, sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes ;

II. décide que le montant total des augmentations de capital social susceptibles d'être ainsi réalisées immédiatement et/ou à terme, (en ce compris les émissions d'actions à émettre éventuellement pour préserver les droits des titulaires de valeurs mobilières précédemment émises) ne pourra avoir pour effet de porter le capital social, actuellement fixé à 234 618 266 €, à un

montant supérieur à 400 000 000 €, le montant des primes d'émission et/ou de remboursement n'étant pas compris dans le plafond ci-dessus fixé ;

III. décide que le montant nominal maximal des valeurs mobilières représentatives de créances donnant accès au capital social susceptibles d'être ainsi émises ne pourra excéder 600 000 000 € en nominal ;

IV. décide que les actionnaires ont, proportionnellement au montant de leurs actions, un droit préférentiel de souscription aux valeurs mobilières émises en vertu de la présente résolution.

V. décide :
   a) que, si les souscriptions à titre irréductible, et le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Directoire pourra offrir au public tout ou partie des titres non souscrits ;
   b) qu'en cas d'augmentation de capital par incorporation de bénéfices, réserves ou primes d'émission, les droits formant rompus ne seront pas négociables et les actions correspondantes seront vendues, les sommes provenant de la vente étant allouées aux titulaires des droits, 30 jours au plus tard après la date d'inscription à leur compte du nombre entier d'actions attribuées ;
   c) qu'en cas d'émission de valeurs mobilières composées, les actionnaires ne disposeront d'aucun droit préférentiel de souscription sur les actions à émettre au profit des titulaires de ces valeurs mobilières.

La présente délégation se substitue aux délégations conférées au Directoire par l'Assemblée Générale du 25 mai 2005 pour toute augmentation de capital.

Onzième résolution

Délégation de compétence donnée au Directoire à l'effet d'émettre des valeurs mobilières donnant accès au capital avec suppression du droit préférentiel de souscription

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, délègue au Directoire, dans les conditions prévues à l'article 9 des statuts, la compétence de décider une ou plusieurs augmentations de capital par l'émission, en France ou à l'étranger, en euros, d'actions Peugeot S.A. ou de toutes valeurs mobilières donnant accès, immédiatement et/ou à terme, à des actions Peugeot S.A., qui pourront être réalisées, si le Directoire le juge opportun, avec suppression du droit préférentiel de souscription, pour la totalité du plafond d'augmentation de capital fixé au paragraphe II de la résolution précédente.

L'Assemblée Générale décide que le montant nominal maximal des valeurs mobilières représentatives de créances donnant accès au capital social susceptibles d'être ainsi émises ne pourra excéder 600 000 000 € en nominal, ce montant s'imputant sur le plafond fixé au paragraphe III de la résolution précédente.

L'Assemblée Générale décide que le Directoire pourra instituer au profit des actionnaires, s'il le juge opportun, un droit de priorité pour souscrire les actions émises en vertu de la présente délégation en application des dispositions de l'article L. 225-135 du Code de commerce.

La délégation ainsi conférée au Directoire est valable pour une durée de vingt-six mois à compter de la présente Assemblée.

L'Assemblée Générale déclare renoncer expressément à l'exercice de ce droit préférentiel de souscription, pour le cas où le Directoire userait de la faculté à lui conférée par la présente résolution, étant précisé que le prix d'émission pour chacune des actions qui seraient créées par souscription, conversion, échange ou exercice de bons de souscription, sera au moins égal à la moyenne pondérée des cours des trois dernières séances de la Bourse de Paris précédant sa fixation, diminuée d'une décote maximale de 5 %.

Douzième résolution

Autorisation donnée au Directoire d'augmenter le nombre de titres à émettre en cas d'augmentation de capital

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, autorise le Directoire, à augmenter le nombre de titres à émettre, conformément aux dispositions de l'article L. 225-135-1 du Code de commerce, pour chacune des émissions décidées en application des dixième et onzième résolutions qui précèdent, et au même prix que celui fixé pour l'émission initiale, dans la limite du plafond global mentionné dans les deux résolutions précédentes.

La présente autorisation est consentie pour une durée de vingt-six mois à compter de la présente assemblée.

Treizième résolution

Délégation de compétence donnée au Directoire à l'effet de procéder à une ou des augmentations du capital social réservées aux salariés

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, et en application des dispositions de l'article L. 225-129-6 du Code de commerce, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, autorise le Directoire, dans les conditions prévues à l'article 9 des statuts, à augmenter le capital social, sur ses seules délibérations, en une ou plusieurs fois, dans les conditions prévues à l'article L. 443-5 du Code du Travail, et dans la limite d'un montant nominal maximum de 15 000 000 €, par l'émission d'actions réservées aux salariés.

Elle confère tous pouvoirs au Directoire aux fins de fixer souverainement le montant de l'augmentation ou des augmentations de capital dans la limite du plafond autorisé, l'époque de leur réalisation ainsi que les conditions et modalités de chaque augmentation. Il pourra arrêter le prix d'émission des actions nouvelles conformément aux dispositions de l'article L. 443-5 du Code du Travail, leur mode de libération, les délais de souscription et les modalités de l'exercice du droit de souscription des salariés.

Le Directoire disposera de tous pouvoirs nécessaires pour décider et exécuter tous actes, prendre toutes mesures, procéder à la modification corrélative des statuts et accomplir toutes formalités nécessaires en vue de la réalisation de l'augmentation de capital ainsi autorisé.

La présente autorisation est consentie pour une durée de vingt-six mois à compter de la présente assemblée.

Quatorzième résolution

Autorisation donnée au Directoire de réduire le capital par voie d'annulation d'actions rachetées par la société

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises par les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux Comptes, autorise le Directoire, dans les conditions prévues par l'article 9 des statuts, à procéder sur ses seules délibérations à l'annulation des actions de la société qu'elle détient ou qu'elle pourrait détenir par suite d'achats réalisés dans le cadre de l'autorisation donnée par la neuvième résolution ci-dessus, dans la limite de dix pour cent du capital de la Société par périodes de vingt-quatre mois.

L'Assemblée Générale délègue tous pouvoirs au Directoire pour procéder, s'il y a lieu, à une ou plusieurs réductions de capital en conséquence de l'annulation des actions précitées et en particulier modifier les statuts, effectuer toutes formalités de publicité et prendre toutes dispositions pour permettre directement ou indirectement la réalisation de cette ou ces réductions de capital.

Quinzième résolution

Autorisation donnée au Directoire d'utiliser les délégations et autorisations en période d'offre publique portant sur les titres de la société

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire, du rapport du Conseil de Surveillance, et du rapport spécial des Commissaires aux Comptes, autorise le Directoire, pour une durée de dix-huit mois à compter de la présente assemblée et dans les conditions fixées par la loi, à utiliser, en période d'offre publique portant sur les titres de la société, les délégations de compétence et autorisations données au Directoire à l'effet d'acquérir des actions Peugeot S.A., d'augmenter ou de réduire le capital social en application des dispositions des neuvième, dixième, onzième, douzième, treizième et quatorzième résolutions qui précèdent, et ce pour la totalité du montant des délégations et autorisations fixés dans lesdites résolutions.

Seizième résolution

Délégation de compétence donnée au Directoire à l'effet d'émettre des bons de souscription d'actions en période d'offre publique portant sur les titres de la société

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Ordinaires, après avoir pris connaissance du rapport du Directoire, du rapport du Conseil de Surveillance, et du rapport spécial des Commissaires aux Comptes, délègue au Directoire, en application des dispositions des articles L. 233-32 II et L. 233-33 du Code de commerce, pour une durée de dix-huit mois à compter de la présente assemblée, la compétence d'émettre, en une ou plusieurs fois, en période d'offre publique portant sur les titres de

la société, des bons permettant de souscrire, à des conditions préférentielles, à des actions Peugeot S.A. et d'attribuer gratuitement lesdits bons à tous les actionnaires de la société ayant cette qualité avant l'expiration de la période d'offre publique.

L'Assemblée Générale fixe à 160 000 000 € le montant de l'augmentation de capital pouvant résulter de l'exercice desdits bons, ce montant s'imputant sur les augmentations de capital auxquelles le Directoire pourrait procéder en vertu des dixième, onzième, douzième, treizième et quinzième résolutions qui précèdent, et à 160 000 000 le nombre maximum de bons de souscription pouvant être émis en vertu de la présente résolution.

L'Assemblée Générale donne tous pouvoirs au Directoire à l'effet de fixer les conditions d'exercice de ces bons, qui doivent être relatives aux termes de l'offre ou de toute offre concurrente éventuelle, ainsi que les autres caractéristiques de ces bons, dont le prix d'exercice ou les modalités de détermination de ce prix. Ces bons deviennent caducs de plein droit dès que l'offre et toute offre concurrente éventuelle échouent, deviennent caduques ou sont retirées.

La présente délégation emporte renonciation par les actionnaires à leur droit préférentiel de souscription aux actions de la société auxquelles les bons de souscription émis en vertu de la présente résolution donneraient droit.

Dix-septième résolution

Options d'achat d'actions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales Extraordinaires, après avoir pris connaissance du rapport du Directoire, du rapport du Conseil de Surveillance, et du rapport spécial des Commissaires aux Comptes, autorise le Directoire à consentir, en une ou plusieurs fois, au bénéfice de salariés, de dirigeants ou mandataires sociaux de la société Peugeot S.A., ou de sociétés ou groupements qui lui sont liés, des options donnant droit à l'achat d'actions Peugeot S.A. provenant d'un rachat effectué par la société elle-même.

Le Directoire utilisera cette autorisation dans les conditions prévues par la législation en vigueur.

Sous réserve des dispositions légales, le prix à payer lors de la levée d'options d'achat des actions sera fixé par le Directoire, sans décote, le jour où les options seront consenties, étant précisé que ce prix ne pourra être inférieur ni à la moyenne des premiers cours de l'action Peugeot S.A. sur Euronext lors des vingt séances de Bourse précédant le jour de la décision du Directoire d'attribuer les options ni au cours moyen d'achat des actions détenues par la société au titre des articles L. 225-208 et L. 225-209 du Code de commerce.

Le nombre d'actions susceptibles d'être achetées ne pourra pas dépasser 2 500 000 actions.

La présente autorisation est valable jusqu'au 31 août 2008.

L'Assemblée Générale confère au Directoire les pouvoirs les plus larges pour la réalisation de la présente autorisation, notamment fixer le montant maximum des options pouvant être attribuées à un même bénéficiaire, déterminer les conditions d'attribution des options, procéder aux ajustements nécessaires en cas de réalisation d'opérations financières postérieurement à l'attribution des options.

L'Assemblée Générale fixe à huit ans le délai maximum pendant lequel les options peuvent être exercées.

12. Le capital **et la Bourse**

PSA PEUGEOT CITROËN et ses actionnaires

Suivre l'actualité du groupe

PSA PEUGEOT CITROËN s'est donné pour objectif d'informer régulièrement et clairement l'ensemble de ses actionnaires, français et étrangers, individuels et institutionnels. Le groupe s'attache à améliorer en permanence l'efficacité de sa communication financière, qu'il s'agisse des différentes sources d'information mises à la disposition des actionnaires ou des relations directes lors des rencontres et événements organisés à cet effet, en conformité avec les meilleures pratiques des marchés et les recommandations des autorités boursières.

Un ensemble de publications est dédié à tous les actionnaires du groupe :

- le rapport annuel, édité en versions française et anglaise, présente l'essentiel du groupe et de son activité, avec des chiffres clés sur plusieurs années et les principales données financières,
- le document de référence, déposé auprès de l'Autorité des Marchés Financiers et édité en versions française et anglaise, présente le détail de l'ensemble des comptes consolidés et leur analyse, l'activité des différentes divisions, les résolutions votées par l'Assemblée Générale et les principales informations juridiques sur la société,
- le rapport semestriel, également édité en versions française et anglaise, est disponible dès la publication des comptes semestriels fin juillet,
- les communiqués de presse et avis financiers sont publiés sur le site Internet,
- les lettres à nos actionnaires éditées à l'occasion de la publication des comptes annuels, de l'Assemblée Générale et des résultats semestriels sont personnellement adressées aux détenteurs de titres au nominatif, aux actionnaires au porteur identifiés ou sur demande,
- le guide de l'actionnaire apporte les réponses aux principales questions concernant les droits de l'actionnaire et la gestion des titres Peugeot S.A.

L'ensemble de ces publications est disponible sur le site Internet du groupe, www.psa-peugeot-citroen.com, qui permet par ailleurs de consulter en temps réel le cours de bourse de l'action Peugeot S.A. Via la rubrique « Actionnaire » du site, les détenteurs d'actions au nominatif pur peuvent consulter leur portefeuille, effectuer des simulations fiscales, retrouver les documents juridiques et d'information à leur attention.

Le site www.developpement-durable.psa.fr permet de suivre l'engagement et la démarche du groupe face aux enjeux sociaux, environnementaux et sociétaux.

Afin de maintenir un véritable dialogue, PSA PEUGEOT CITROËN multiplie les occasions de rencontres avec ses actionnaires et l'ensemble de la communauté financière. Trois grands rendez-vous sont pris à l'occasion de la publication des résultats annuels et semestriels ainsi que pour l'Assemblée Générale.

Par ailleurs, le groupe convie régulièrement les investisseurs institutionnels à des réunions en Europe, aux États-Unis et en Asie, à des visites de sites et propose aux analystes financiers des réunions thématiques pour leur permettre de mieux comprendre la réalité opérationnelle du groupe. PSA PEUGEOT CITROËN participe aussi aux présentations sectorielles des institutions financières actives sur les marchés de capitaux.

Le groupe offre également de nombreuses occasions de rencontres à ses actionnaires individuels notamment au travers de présentations en province ou de visites d'usines. Les actionnaires individuels peuvent poser leurs questions à l'équipe de communication financière par e-mail à communication.financiere@psa.fr ou bien en appelant le numéro Azur :

Relations actionnaires
N° Azur 0 810 424 091
(Coût d'un appel local)

Tout actionnaire qui souhaiterait recevoir régulièrement les informations financières du groupe PSA PEUGEOT CITROËN peut se faire inscrire au siège de la société :
Peugeot S.A. – Communication financière
75, avenue de la Grande-Armée – 75116 Paris
E-mail : communication.financiere@psa.fr
Numéro Azur :

Relations actionnaires
N° Azur 0 810 424 091
(Coût d'un appel local)

Agenda

26 avril 2007 :	Chiffre d'affaires au 31 mars 2007
23 mai 2007 :	Assemblée Générale
30 mai 2007 :	Paiement du dividende 2006
25 juillet 2007 :	Résultats du 1er semestre 2007
25 octobre 2007 :	Chiffre d'affaires au 30 septembre 2007
13 février 2008 :	Résultats annuels 2007

Fiche signalétique de l'action Peugeot S.A.	
Code valeur ISIN	FR0000121501
Places de cotation	Négociation en continu sur l'Eurolist – compartiment A de la Bourse d'Euronext Paris. Autres places de négociation du titre : - Europe : coté à la Bourse de Bruxelles et sur le marché SEAQ International à Londres ; - États-Unis : négociation sous forme d'ADR (American Depositary Receipts), un ADR représentant une action.
Présence dans les principaux indices	CAC 40, SBF 120, SBF 250, Euronext 100, DJ Euro Stoxx Auto (sectoriel), ASPI (Développement durable), FTSE4Good (Développement durable).
Éligibilité de l'action	SRD (Service de Règlement Différé) et PEA (Plan d'Épargne en Actions)
Valeur nominale	1 euro
Nombre d'actions en circulation au 31 décembre 2006	234 618 266
Cours au 31 décembre 2006	50,20 euros
Capitalisation boursière au 31 décembre 2006	11,78 milliards d'euros
Poids dans l'indice CAC 40 au 31 décembre 2006	0,81 %

L'évolution du cours de bourse

En 2006, le cours de l'action Peugeot S.A. s'est apprécié de 3,08 % ; il s'établit à 50,20 euros au 31 décembre 2006. Cette évolution se compare sur la même période à une hausse de 17,53 % de l'indice CAC 40 et de 26,27 % pour le DJ Euro Stoxx Auto.
Sur une période de cinq ans, l'action Peugeot S.A. progresse de 5,13 % à comparer à une hausse de 19,83 % de l'indice CAC 40 et à une hausse de 32,68 % du DJ Euro Stoxx Auto.

Action Peugeot S.A., CAC 40 et DJ Euro Stoxx Automobile sur cinq ans (base 100)



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Action Peugeot S.A.
CAC 40
DJ Euro Stoxx Auto

Cours de bourse et volumes de transactions de l'action Peugeot S.A. sur cinq ans

	2002	2003	2004	2005	**2006**
Nombre d'actions en circulation au 31 décembre	259 109 146	243 109 146	243 109 146	234 618 266	234 618 266
Plus haut *(en euros)*	60,80	43,85	52,70	57,95	54,30
Plus bas *(en euros)*	32,20	33,53	36,93	45,20	38,91
Cours au 31 décembre *(en euros)*	38,86	40,40	46,70	48,70	50,20
Capitalisation boursière au 31 décembre *(en milliards d'euros)*	10,07	9,82	11,35	11,43	11,78
Volume moyen quotidien	1 320 196	1 442 174	1 325 810	1 093 731	1 553 823

Participer aux performances

La distribution proposée pour l'exercice 2006 et soumise à l'approbation de l'Assemblée Générale du 23 mai 2007, correspond, compte tenu des actions en circulation au 31 décembre 2006, à un montant de 317 millions d'euros.

Chaque année, le groupe PSA PEUGEOT CITROËN verse le dividende sept jours après le vote en Assemblée Générale soit, au titre de l'exercice 2006, le 30 mai 2007.

	2002	2003	2004	2005	**2006**
Dividende par action					
Net	1,35	1,35	1,35	1,35	1,35*
Avoir fiscal	0,675	0,675	–**	–**	–**
Global	2,025	2,025	–**	–**	–**
Taux de distribution	20,7 %	21,9 %	24,2 %	30,8 %	180 %

** Sous réserve d'approbation par l'Assemblée Générale du 23 mai 2007.*

*** À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé, dans certaines conditions, par un crédit d'impôt.*

L'évolution et le contrôle du capital

Au 31 décembre 2006, le capital de la société s'élève à 234 618 266 euros, représenté par 234 618 266 actions de nominal 1 euro chacune.

Les participations des principaux actionnaires identifiés de la société sont détaillées dans le tableau « Contrôle du capital » qui figure en page 286 du présent document de référence.

Le 3 mars 2006, le groupe Michelin a annoncé avoir cédé le solde des titres Peugeot S.A. qu'il détenait, soit *2 826 000 titres représentant 1,20 % du capital.*

Le 6 mars 2006, Wellington Management Company a déclaré auprès de l'AMF et de Peugeot S.A. avoir franchi en hausse le seuil de 5 % du capital et détenir 5,05 % des titres du groupe à la date du 21 février 2006. Au 31 décembre 2006, Wellington Management Company a ramené sa participation à 2,04 %.

Répartition du capital au 31 décembre 2006


30,22 %
Groupe familial Peugeot
58,41 %
Autres
0,52 %
Société Générale
2,22 %
Caisse des Dépôts
1,13 %
BNP Paribas
2,79 %
Autocontrôle
2,67 %
FCP du personnel
2,04 %
Wellington Management Cy

Répartition des droits de vote 31 décembre 2006


45,12 %
Groupe familial Peugeot
46,92 %
Autres
0,63 %
Société Générale
1,77 %
Caisse des Dépôts
1,80 %
BNP Paribas
2,13 %
FCP du personnel
1,63 %
Wellington Management Cy

Rachats d'actions

Conformément à l'autorisation consentie par l'Assemblée Générale des actionnaires du 24 mai 2006, le groupe a racheté 1 100 000 actions à un cours moyen de 41,07 euros au cours de l'année 2006, dans le but de couvrir le programme d'options d'achat d'actions mis en place en août 2006. Le groupe en détient 6 534 475 au 31 décembre 2006, soit 2,79 % du capital, dont 6 078 007 au titre des options et 454 468 ayant vocation *à être annulées.*

Renseignements concernant le capital

Capital

Le capital s'élève au 31 décembre 2006 à 234 618 266 euros, divisé en 234 618 266 actions de nominal 1 euro, entièrement libérées et toutes de même catégorie. Les actions sont nominatives ou au porteur suivant le choix de l'actionnaire.

Conditions statutaires spécifiques concernant les modifications du capital et des droits sociaux

Néant.

Autorisation de rachat d'actions de la société

Le Directoire soumet à l'Assemblée Générale du 23 mai 2007 un programme de rachat d'actions en vue :
- soit de réduire le capital de la société ;
- soit de l'attribution d'actions à des salariés, dirigeants ou mandataires sociaux de la société ou de sociétés ou groupements qui lui sont liés lors de l'exercice d'options d'achat d'actions ;
- soit de la remise d'actions dans le cadre d'opérations financières donnant accès au capital.

L'autorisation donnée pour une période de 18 mois, porte sur un nombre maximum de 16 000 000 actions, avec un prix maximum d'achat fixé à 65 euros.

Conformément aux dispositions de l'article L. 225-209 du Code de commerce et aux articles 241-1 à 242-7 du Règlement Général AMF, le descriptif de ce nouveau programme fera l'objet d'une publication sur le site internet www.psa-peugeot-citroen.com, rubrique Actionnaire/ Information Réglementée AMF, ainsi que sur le site de l'AMF www.amf-france.org.

Titres non représentatifs de capital

Néant.

Titres donnant accès au capital

Options d'achat réservées au personnel

Des options d'achat d'actions ont été attribuées à des cadres dirigeants et supérieurs du groupe en 2006 et au cours des années passées.

Le nombre d'options non encore exercées s'élevait à 6 078 007 au 31 décembre 2006.

Plans d'options d'achat en vigueur au 31 décembre 2006

Date de réunion du Directoire	Nombre total d'actions pouvant être obtenues (dont attribuées aux organes de direction)[1]	Nombre de bénéficiaires membres des organes de direction[1]	Point de départ de l'exercice des options	Date d'expiration des options	Prix d'achat	Nombre d'options exercées au cours de l'exercice 2006	Nombre d'options restant à exercer au 31/12/2006
31 mars 1999	462 900 183 000	14	31/03/2001	30/03/2007	20,83 €	29 317	114 930
5 octobre 2000	709 200 237 000	13	05/10/2002	04/10/2008	35,45 €	98 901	463 077
20 novembre 2001	798 600 330 000	13	20/11/2004	19/11/2008	46,86 €	50 000	726 900
20 août 2002	860 100 335 000	13	21/08/2005	20/08/2009	46,28 €	0	849 100
21 août 2003	996 500 396 000	13	21/08/2006	20/08/2011	39,09 €	0	992 500
24 août 2004	1 004 000 435 000	13	24/08/2007	23/08/2012	47,59 €	0	995 000
23 août 2005	953 000 435 000	13	23/08/2008	22/08/2013	52,37 €	0	953 000
23 août 2006	983 500 510 000	13	23/08/2009	22/08/2014	41,14 €	0	983 500

(1) Les organes de Direction sont constitués du Directoire, du comité exécutif et de l'état-major.

Évolution du capital

(en nombre d'actions ajusté de la division du nominal)	**2006**	2005	2004	2003	2002
Nombre d'actions au début de l'exercice	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146
• Levées d'options de souscription d'actions	-	-	-	-	-
• Conversions d'obligations	-	-	-	-	-
• Annulation de titres	-	(8 490 880)	-	(16 000 000)	-
Nombre d'actions en fin d'exercice	234 618 266	234 618 266	243 109 146	243 109 146	259 109 146
Droits de vote en fin d'exercice	293 022 995	299 814 508	303 857 079	308 888 782	313 211 826

(en euros)	**2006**	2005	2004	2003	2002
Capital au début de l'exercice	234 618 266	243 109 146	243 109 146	259 109 146	259 109 146
• Levées d'options de souscription d'actions	-	-	-	-	-
• Conversions d'obligations	-	-	-	-	-
• Annulation de titres	-	(8 490 880)	-	(16 000 000)	-
Capital en fin d'exercice	234 618 266	234 618 266	243 109 146	243 109 146	259 109 146

Capital potentiel

Au 31 décembre 2006, il n'existe pas de forme de capital potentiel.

Identification des actionnaires (article 7 des statuts)

La société est en droit de demander l'identification des détenteurs des titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées, ainsi que les quantités détenues, le tout dans les conditions prévues par la législation en vigueur.

Contrôle du capital

Au 31 décembre 2006, le capital est réparti entre 87 525 102 actions nominatives détenues par 634 actionnaires et 147 093 164 actions au porteur.

	31 décembre 2006			31 décembre 2005			31 décembre 2004		
Principaux actionnaires identifiés[1]	Nombre d'actions	% du capital	% des droits de vote	Nombre d'actions	% du capital	% des droits de vote	Nombre d'actions	% du capital	% des droits de vote
Établissements Peugeot Frères	6 923 760	2,95	4,73	6 923 760	2,95	4,62	6 923 760	2,85	4,56
La Française de Participations Financières (LFPF)	12 156 000	5,18	6,98	12 156 000	5,18	6,82	12 156 000	5,00	7,23
Foncière, Financière et de Participations (FFP)	51 792 738	22,08	33,39	51 792 738	22,08	33,60	51 792 738	21,3	32,05
Comtoise de Participation	36 000	0,02	0,02	36 000	0,02	0,02	36 000	0,01	0,02
Groupe familial Peugeot	70 908 498	30,22	45,12	70 908 498	30,22	45,06	70 908 498	29,17	43,86
Groupe Michelin	-	-	-	2 826 000	1,20	1,89	2 826 000	1,16	1,86
Groupe Société Générale (y compris trading)	1 209 284	0,52	0,63	3 296 817	1,41	1,31	5 309 926	2,18	2,53
Groupe Caisse des Dépôts et Consignations	5 197 462	2,22	1,77	6 191 462	2,64	2,07	7 508 462	3,09	2,47
Groupe BNP Paribas	2 641 800	1,13	1,80	2 641 800	1,13	1,76	2 641 800	1,09	1,74
Wellington Management Company, LLP	4 786 245	2,04	1,63	-	-	-	-	-	-
Autodétention	6 534 475	2,79	-	5 612 693	2,39	-	10 230 439	4,21	-
Fonds Commun de Placement PSA	6 253 162	2,67	2,14	5 946 782	2,53	1,98	5 304 562	2,18	1,75

(1) Sur base des actions détenues en nominatif et des franchissements de seuil notifiés à la société.

Il n'existe pas de pacte d'actionnaires entre les sociétés composant le groupe familial Peugeot. Ces sociétés ont toutefois signé un engagement de conservation de leurs actions Peugeot S.A. dans les termes des articles 787-B et 885-I bis du Code général des impôts.

Le nombre de titres nantis au 31 décembre 2006 par les actionnaires nominatifs est non significatif.

Autres actionnaires

Une enquête demandée à Euroclear France en date du 31 décembre 2006, auprès des intermédiaires détenant plus de 150 000 actions, a pu déterminer le nombre approximatif d'actionnaires au porteur détenant plus de 10 actions, soit 82 091 actionnaires.

Il n'existe pas de pacte d'actionnaires.

Intérêts des dirigeants dans le capital de l'émetteur

À la date du présent document, les intérêts des dirigeants (Directoire et Conseil de Surveillance) dans le capital de l'émetteur sous la forme d'actions inscrites en comptes nominatifs ou d'options d'achat d'actions, représentent moins de 1 % des actions formant le capital.

Informations **boursières détaillées**

(Source : Euronext)

Cours

(en euros)	2006 Plus haut	2006 Plus bas	2006 31/12/2006	2005 Plus haut	2005 Plus bas	2005 31/12/2005	Variation en % 2006/2005 du dernier cours de l'année
Action	54,30	38,91	50,20	57,95	45,20	48,70	3,08 %
Indice CAC 40	5 553,86	4 564,69	5 541,76	4 780,05	3 804,92	4 715,23	17,53 %

Transactions

	2006 Total	2006 Moyenne journalière	2005 Total	2005 Moyenne journalière
- en nombre d'actions	396 224 988	1 553 823	281 088 775	1 093 731
- en capitaux *(en millions d'euros)*	18 549,3	72,7	14 037,2	54,6

Marché de l'action Peugeot S.A. sur la Bourse de Paris (Service de Règlement Différé)

	Cours de l'action *(en euros)* Plus bas	Plus haut	Dernier	Volumes échangés En nombre de titres par mois	En capitaux par mois *(en milliers d'euros)*	Moyenne journalière *(en milliers d'euros)*
2005						
Janvier	46,05	49,37	47,73	22 385 789	1 064 475	50 689,3
Février	47,45	51,40	49,48	23 610 571	1 167 541	58 377,0
Mars	48,16	50,50	49,02	18 219 609	896 088	42 670,9
Avril	45,20	50,25	45,72	26 924 081	1 284 491	61 166,2
Mai	45,51	48,79	48,68	26 585 050	1 260 820	57 310,0
Juin	46,91	49,23	48,98	24 166 911	1 159 855	52 720,7
Juillet	47,30	53,45	53,10	20 946 631	1 057 249	50 345,2
Août	50,05	54,20	50,30	17 595 415	920 159	40 006,9
Septembre	49,70	57,60	56,50	24 796 149	1 310 260	59 557,3
Octobre	48,60	57,95	50,70	26 947 645	1 451 384	69 113,5
Novembre	49,05	52,05	51,20	25 605 052	1 295 788	58 899,5
Décembre	47,82	52,90	48,70	23 305 872	1 169 114	55 672,1
2006						
Janvier	46,60	51,65	48,87	34 609 679	1 700 187	77 281,2
Février	46,80	50,35	48,93	30 697 251	1 497 485	74 874,3
Mars	46,74	52,45	52,00	30 425 644	1 515 107	65 874,2
Avril	49,50	53,20	52,10	20 120 413	1 029 922	57 217,9
Mai	48,30	54,30	49,60	28 066 573	1 433 787	65 172,1
Juin	46,55	49,90	48,65	31 118 928	1 503 272	68 330,5
Juillet	40,07	49,37	41,09	38 920 352	1 749 059	83 288,5
Août	38,91	44,38	44,07	35 439 875	1 469 064	63 872,4
Septembre	41,74	46,11	44,47	35 362 898	1 544 970	73 570,0
Octobre	41,30	45,47	45,01	46 927 256	2 031 687	92 349,4
Novembre	44,74	50,45	47,08	40 100 827	1 908 186	86 735,7
Décembre	45,78	50,60	50,20	24 435 292	1 166 580	61 399,0
2007						
Janvier	50,25	54,90	50,45	41 078 196	2 173 722	98 805,5
Février	49,77	54,85	50,99	39 296 208	2 034 732	101 736,6
Mars	47,41	53,01	52,76	41 836 797	2 093 996	95 181,6

Place de cotation de l'action Peugeot S.A.

L'action Peugeot S.A. est cotée à la Bourse de Paris sur l'Eurolist - compartiment A et est éligible au Service de Règlement Différé (SRD).

Elle est également cotée à la Bourse de Bruxelles. L'action Peugeot S.A. fait l'objet de cotations et d'échanges sur le marché SEAQ International et sur le marché hors cote (OTC) aux États-Unis sous forme d'American Depositary Receipts (ADR), un ADR représentant une action.

Coupons en cours de validité

Dividendes

	Nombre d'actions	Valeur nominale	Numéro du coupon	Date de mise en paiement	Date de prescription	Dividende net distribué	Impôts déja payés au Trésor (avoir fiscal)	Revenu global par action
Actions	259 109 146	1 €	40	22 mai 2002	22 mai 2007	1,15 €	0,58 €	1,73 €
	259 109 146	1 €	41	4 juin 2003	4 juin 2008	1,35 €	0,675 €	2,025 €
	243 109 146	1 €	42	2 juin 2004	2 juin 2009	1,35 €	0,675 €	2,025 €
	243 109 146	1 €	43	1 juin 2005	1 juin 2010	1,35 €	*	*
	234 618 266	1 €	44	31 mai 2006	31 mai 2011	1,35 €	*	*

** À compter des dividendes perçus en 2005, l'avoir fiscal est supprimé et remplacé, dans certaines conditions, par un crédit d'impôt.*

Autre droit

	Nombre d'actions	Valeur nominale	Numéro du coupon	Date de détachement	Nature de l'opération
Action	18 479 370	70 F	26	15 juillet 1987	Droit d'attribution gratuite (1 action pour 5 anciennes)

13. Rapport du président du Conseil de Surveillance sur les conditions de préparation et d'organisation **des travaux du Conseil de Surveillance et sur le contrôle interne**

1. Conditions de préparation et d'organisation des travaux du Conseil de Surveillance

1.1. Composition et missions du Conseil de Surveillance

Le Conseil de Surveillance de Peugeot S.A. comprend douze membres et trois censeurs. Aucun membre du Conseil de Surveillance n'exerce de fonction salariée dans le groupe PSA PEUGEOT CITROËN.

Le Conseil de Surveillance nomme le Directoire et peut mettre fin à son mandat. Conformément à la loi, il a une mission de contrôle permanent de la gestion de la société par le Directoire et tient des statuts de la société la mission d'autoriser les opérations sur capital, d'émissions obligataires, de passation ou dénonciation d'accords avec d'autres entreprises analogues engageant l'avenir de la société, ainsi qu'en cas d'opération majeure de nature à modifier de manière substantielle le périmètre d'activité ou la structure financière de la société et du groupe qu'elle contrôle. Enfin le Conseil de Surveillance s'assure que la stratégie mise en œuvre par le Directoire est conforme aux orientations à long terme du groupe, telles que le Conseil de Surveillance les a définies.

1.2. L'exercice des missions

Le Conseil de Surveillance se réunit au moins une fois par trimestre sur un ordre du jour établi par son président. Il s'est réuni cinq fois au cours de l'exercice 2006 ; le taux de présence de ses membres aux réunions a été de 90 %.

Toutes les opérations significatives font l'objet d'une information détaillée, étant précisé que le Conseil de Surveillance est saisi de toutes les autorisations d'octroi de garanties que la société pourrait être amenée à fournir pour l'une quelconque de ses filiales, lorsque ces garanties portent sur des montants unitaires supérieurs à 25 000 000 euros ou dépassent un plafond global annuel de 125 000 000 euros (hors cautions douanières ou fiscales).

Le Conseil de Surveillance a procédé début 2006 à une évaluation de ses travaux et de son fonctionnement.

1.3. Les comités

Le Conseil de Surveillance a créé trois comités qui ont chacun établi leur règlement intérieur.

Le comité des rémunérations et des nominations

Ce comité, créé en 1998, est chargé de préparer les décisions du Conseil de Surveillance en ce qui concerne la rémunération des membres du Directoire et celle des membres du Conseil de Surveillance et des comités ainsi que, le cas échéant, l'attribution d'options d'achat d'actions aux membres du Directoire. Le comité se tient également informé de l'évolution des rémunérations et des attributions d'options d'achat d'actions des autres dirigeants du groupe.

Depuis février 2003, ce comité a également un rôle de préparation des délibérations du Conseil de Surveillance en ce qui concerne les nominations de nouveaux membres du Directoire ou du Conseil ; il a ainsi pour mission de déterminer les critères de choix, de préparer la procédure de sélection et les propositions de nomination ou de renouvellement. Par ailleurs, il est tenu informé des nominations et des rémunérations des membres de la direction générale.

Ce comité est aujourd'hui composé de deux membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter. Il a délibéré trois fois en 2006 sur la détermination de la partie fixe et de la partie variable de la rémunération du Directoire et sur l'attribution d'options d'achat d'actions aux membres du Directoire. Ce comité a été élargi à cinq membres par le Conseil de Surveillance de juillet 2006 dans le cadre des travaux de sélection, évaluation et recommandation au Conseil du nouveau président du Directoire. À ce titre, le comité élargi s'est réuni à cinq reprises.

Le comité stratégique

Ce comité, créé en 1998, a pour mission de réfléchir à l'avenir à long terme et aux grandes orientations du groupe. Dans ce cadre, il prend connaissance du plan stratégique à long terme du Directoire. Il est saisi des projets d'opérations importantes et prépare notamment les délibérations du Conseil prises en application de l'article 9 des statuts, qui prévoit une autorisation préalable du Conseil de Surveillance pour certaines opérations stratégiques.

Ce comité est composé de six membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter. Il s'est réuni à deux reprises au cours de l'année 2006. Une première réunion, hors la présence du Directoire, a été consacrée à une évaluation du fonctionnement du comité ; la seconde réunion, en présence du Directoire, à l'examen de la stratégie industrielle et commerciale du groupe et des marques en Asie.

Le comité financier

Le comité financier, mis en place en 2002, donne son avis au Conseil de Surveillance sur les comptes sociaux et consolidés de la société. Il peut être saisi, pour examen, de tout projet nécessitant l'autorisation préalable du Conseil, notamment en cas d'opérations ayant une incidence sur le capital. Son rôle est de procéder à un examen détaillé de l'élaboration des comptes semestriels et annuels, des opérations financières du groupe les plus significatives et à la revue du tableau de bord financier du groupe. Il suit les engagements hors bilan et les éléments permettant d'apprécier les risques encourus par le groupe.

Le comité financier, qui a accès à l'ensemble des informations qui lui sont nécessaires, rencontre, comme le président du Conseil de Surveillance, le responsable de l'audit interne et les Commissaires aux Comptes, avec ou sans la présence des responsables opérationnels du groupe. Il est composé de trois membres qui sont désignés à titre personnel et ne peuvent pas se faire représenter, et a tenu quatre réunions en 2006. Au cours de l'exercice, il a plus particulièrement étudié les démarches de contrôle interne et de gestion par les risques du groupe, ainsi que le plan d'audit et la politique fiscale. En présence des Commissaires aux Comptes, il s'est également réuni en février 2007 pour examiner les modalités d'arrêté des comptes du groupe pour l'exercice 2006, avant leur présentation au Conseil de Surveillance du 6 février 2007.

2. Procédures de contrôle interne

2.1. Organisation générale du contrôle interne

La société Peugeot S.A. a adopté depuis 1972 la forme de société à Conseil de Surveillance et Directoire qui permet de distinguer les fonctions de direction et de gestion assumées par le Directoire et les fonctions de contrôle dévolues au Conseil de Surveillance, qui s'appuie pour préparer ses décisions sur trois comités spécialisés (cf. paragraphe 1.3). Cette séparation répond particulièrement bien aux préoccupations d'équilibre des pouvoirs entre les fonctions exécutives et les fonctions de contrôle qui inspirent les principes du gouvernement d'entreprise. Dans le cadre de cette organisation, le contrôle interne relève de la direction générale assurée par le Directoire.

La structure générale des délégations et des subdélégations de pouvoirs prend en compte l'organisation mise en place dans le groupe. Afin de conférer des pouvoirs aux personnes disposant de l'autorité, des moyens et de la compétence dans leur domaine d'activité, les choix opérés prennent en considération les fonctions exercées d'une part, et les niveaux hiérarchiques d'autre part. Les pouvoirs précisent les rôles et les responsabilités ainsi que les réglementations auxquelles il faut veiller et les pratiques qu'il convient de mettre en œuvre.

Une Charte Éthique qui formalise les principes d'action et de comportement auxquels chacun dans le groupe doit se conformer, est à la disposition des membres du personnel sur le site intranet du groupe depuis mars 2003.

Le directeur juridique, des relations institutionnelles et de l'audit, sous la responsabilité duquel est placée depuis le début de 2007 la fonction contrôle interne, est directement rattaché au président du Directoire. Le responsable de la fonction contrôle interne a, de plus, un accès direct au président du Directoire, ce qui lui confère une totale indépendance vis-à-vis de l'ensemble des directions du groupe. Le responsable de l'audit interne a autorité hiérarchique sur l'audit interne central, et autorité fonctionnelle sur l'ensemble des services d'audit rattachés aux directions de la division automobile (plates-formes - technique - achats, fabrication, marques et informatique) et aux autres sociétés du groupe (Banque PSA Finance et Gefco). Le responsable de l'audit interne rapporte deux fois par an à la direction générale sur l'ensemble de ses missions. Il rend compte également au comité financier.

Conformément à la loi française sur les sociétés commerciales, la certification des comptes consolidés et des comptes sociaux de Peugeot S.A. est effectuée par deux Commissaires aux Comptes qui procèdent à un examen conjoint de l'ensemble des comptes, des modalités de leur établissement et des procédures de contrôle interne du groupe. Ces deux Commissaires aux Comptes exercent, à travers les membres de leur réseau dans chaque pays, les fonctions d'auditeur légal ou contractuel de l'ensemble des sociétés consolidées par intégration globale du groupe, à l'exception des sociétés du groupe Faurecia. Depuis l'exercice 2003, ils conduisent un audit en continu des principales sociétés françaises de la division automobile et de l'activité de financement, permettant ainsi d'améliorer les conditions d'exercice de leur mission.

Pour Faurecia, qui est cotée à la Bourse de Paris, les Commissaires aux Comptes sont nommés par l'Assemblée Générale des actionnaires de la société.

Les Commissaires aux Comptes des sociétés en coopération avec d'autres constructeurs automobiles, qui sont consolidées par mise en équivalence, sont désignés avec les partenaires de chaque coopération.

Dans le respect de l'indépendance de chacun, l'audit interne et les Commissaires aux Comptes tiennent des réunions régulières permettant un partage des conclusions de leurs travaux respectifs.

En tant qu'établissement de crédit, Banque PSA Finance est soumise aux exigences de la réglementation bancaire française et assujettie à la surveillance de la Banque de France qui l'exerce par l'intermédiaire de son organisme de contrôle, la Commission Bancaire. Celle-ci est chargée de contrôler le respect, par les établissements de crédit, des dispositions législatives et réglementaires, examine les conditions de leur exploitation et veille à la qualité de leur situation financière. De même, Banque PSA Finance respecte les obligations des Banques Centrales des autres pays où elle est présente.

2.2. Dispositif de contrôle interne mis en place au niveau des différentes directions et filiales

Le contrôle interne est apprécié en prenant en compte tant le fonctionnement opérationnel du groupe que sa structure juridique.

2.2.1. Procédures relatives à l'élaboration et au traitement de l'information financière et comptable

L'élaboration des états financiers consolidés du groupe est assurée par une direction centrale, en charge des normes comptables du groupe et de la consolidation. Elle effectue des missions d'assistance et d'audit comptables auprès des filiales du groupe (au minimum tous les cinq ans pour celles de la division automobile et au minimum tous les trois ans pour celles de Banque PSA Finance).

Les comptes consolidés du groupe, qui sont établis mensuellement de manière complète, répondent à la fois aux besoins de gestion interne et aux besoins de publication externe.

Les engagements hors bilan font également l'objet d'une consolidation et d'une validation centrale.

Le contrôle de gestion au sein du groupe repose sur un maillage de la fonction à trois niveaux :
- une direction centrale qui a autorité sur l'ensemble du dispositif et qui assure la normalisation des règles et des standards de gestion (méthodologies, procédures, outil, planning) ;
- la gestion de chacune des divisions du groupe, déclinée pour la division automobile en ses principales entités (marques, production, recherche et développement) ;
- la gestion de chaque unité opérationnelle, telle qu'usine de production ou filiale commerciale pour la division automobile.

La gestion des investissements est assurée selon les mêmes dispositions dans le cadre de la stratégie du groupe et notamment, pour la division automobile, de la stratégie industrielle et de la stratégie plan-produits.

Les résultats mensuels font l'objet d'un reporting, établi à chaque niveau par les entités de contrôle de gestion sur la base des comptes consolidés mensuels complets du groupe et examiné mensuellement par la direction générale.

Le système de contrôle de gestion du groupe comprend également l'établissement et l'analyse détaillée des prix de revient de fabrication des produits automobiles et l'analyse de leur évolution ainsi que le contrôle et l'analyse des marges par produit ; l'ensemble de ces éléments est mis à disposition des responsables opérationnels pour orienter leur gestion.

L'information financière mise par le groupe à la disposition de tiers procède des états financiers consolidés du groupe, arrêtés par le Directoire et soumis au Conseil de Surveillance, et des analyses de gestion de ces états financiers. Pour les arrêtés semestriels et annuels, elle est validée par les Commissaires aux Comptes avant publication.

2.2.2. Procédures opérationnelles des divisions du groupe

Division automobile

Le développement et l'industrialisation de chaque nouveau véhicule ou organe engagent des moyens importants et déterminent pour partie la rentabilité future du groupe. Le déroulement d'un projet s'appuie sur un

processus complet de conception, le *schéma opérationnel de développement*. Pour chaque projet sont définis des objectifs de prestations produit, de rentabilité, de qualité et de délais. La réalisation de ces objectifs est suivie par des jalons, au cours desquels est réalisée une revue de l'ensemble des indicateurs permettant le suivi de la tenue des objectifs tant financiers que techniques.

Compte tenu de la très forte contribution des fournisseurs à l'activité du groupe, la fonction achats met en œuvre de manière rigoureuse des processus garantissant l'obtention des performances nécessaires en termes d'innovation, développement, qualité et compétitivité. Elle s'appuie sur une forte expertise en analyse des coûts de production et des prix matières ainsi que sur une connaissance approfondie des marchés mondiaux, lui permettant d'animer la mise en concurrence et maîtriser la relation fournisseurs, dans le cadre de sa politique d'achat. Une attention particulière est portée sur les risques fournisseurs, notamment dans les domaines de la logistique et de la défaillance d'entreprise.

Les engagements contractuels vis-à-vis des fournisseurs sont strictement respectés. Les commandes, réceptions et factures sont enregistrées de manière systématique. Des moyens de paiement pour régler les fournisseurs ne sont émis que si les factures sont conformes aux commandes et à la réglementation en vigueur et si elles reflètent les réceptions.

Pour ce qui a trait à la fabrication, les unités terminales sont, en ce qui concerne la qualité, certifiées ISO 9001/2000 par l'UTAC, pour répondre aux exigences de l'annexe X de la Directive européenne 2001/116. La majorité des sites industriels est certifiée ISO 14001 pour la protection de l'environnement. Ils assurent l'amélioration permanente de la sécurisation de l'outil industriel ; ils motivent et forment l'ensemble de leur personnel au respect des règles de sécurité. Des démarches d'ergonomie sont engagées dès la conception des produits et des moyens de production pour améliorer les conditions de travail dans les ateliers.

En ce qui concerne le commerce, le contrôle interne des deux marques Peugeot et Citroën s'appuie sur la description des processus et des procédures de fonctionnement dans les directions centrales, les filiales d'importation et les points de vente et s'articule autour d'un pilotage opérationnel par la direction générale, relayé dans chaque direction, filiale et point de vente, et d'un système de contrôle et d'amélioration continue. Le contrôle de gestion de chaque marque, animé et coordonné par le contrôle de gestion central, veille au respect des règles et standards de gestion groupe, publie le reporting de gestion et assure la transparence et la solidarité entre les différents acteurs de la marque.

Les ventes de véhicules et de pièces de rechange de la division automobile dans les pays où Banque PSA Finance est présente sont réalisées au comptant, Banque PSA Finance assurant le financement éventuellement demandé par les clients. Dans les autres cas, une norme définit les conditions de règlements (délais de paiement et encours de financement) à appliquer par la division automobile aux différents clients en fonction du type de flux facturé (voitures neuves, voitures d'occasion, pièces de rechange, éléments détachés, organes...). En outre, la politique définie par le groupe en matière de sécurisation des paiements vise à éviter tout risque de crédit. Un reporting mensuel permet de s'assurer de leur respect.

La conformité des factures émises, d'une part aux réglementations en vigueur (douanières, fiscales...) tant du pays d'origine que de celui de destination, et d'autre part, aux clauses contractuelles (prix, incoterm, transfert de propriété...) est systématiquement vérifiée par des contrôles applicatifs ou manuels. Des inventaires périodiques ou tournants permettent de s'assurer de l'exhaustivité de la facturation des marchandises livrées.

L'organisation du groupe repose sur une centralisation des décisions de financement et des relations bancaires. La gestion de trésorerie des entités sur la zone euro, le traitement des flux en devises et les opérations associées sur le marché des changes ainsi que les opérations de marché relatives aux taux d'intérêt sont réalisés par des équipes spécialisées centralisées. La continuité de ces activités, même en cas de survenance d'un sinistre majeur, est assurée par l'existence de salles de back-up. Le traitement des flux et la gestion de la trésorerie des entités hors zone euro font l'objet d'un pilotage central détaillé, pour les opérations qui sont réalisées localement. Les orientations de placement et de financement ainsi que l'ensemble des risques de contreparties auxquelles le groupe est exposé du fait de ses opérations sur les marchés financiers sont validés dans un comité financier mensuel présidé par le président du Directoire.

La direction de la qualité a autorité pour autoriser la commercialisation de chaque véhicule produit et pour faire procéder aux contrôles et aux modernisations des véhicules éventuellement défectueux qui auraient déjà été livrés aux réseaux ou aux clients.

Les procédures de gestion et de développement des ressources humaines visent à garantir la disponibilité des compétences dont le groupe a besoin pour assurer son fonctionnement. Une veille permanente sur l'évolution du contexte réglementaire est assurée, afin de positionner le groupe comme employeur de référence.

La direction de la prévention et gestion des risques a pour objectifs de donner au groupe les moyens de maîtriser les risques pouvant affecter ses résultats, en mettant en œuvre une méthodologie et une politique de prévention et de gestion des risques et en apportant son assistance aux différentes entités pour définir les actions prioritaires à entreprendre. Elle détermine les risques à assurer et négocie les polices d'assurance du groupe et vérifie l'efficacité des plans d'action préventifs et curatifs mis en place.

Le développement des systèmes d'information, dont la décision d'engagement est pilotée par un comité spécialisé, s'appuie sur une démarche projet. L'exploitation des systèmes informatiques est assurée en interne, principalement dans de grands centres de traitement dotés d'un haut niveau de sécurisation. Des procédures visent à garantir la sécurité des accès, la disponibilité requise par chaque application ainsi que la protection des informations, programmes et infrastructures informatiques.

Les différents audits internes décentralisés évaluent l'application et le respect des règles et normes et examinent leur compatibilité avec les orientations stratégiques. Les audits effectués donnent lieu à l'élaboration de recommandations et à leur suivi.

Banque PSA Finance

Afin de couvrir l'ensemble des risques auxquels elle est exposée de par son activité, Banque PSA Finance s'appuie sur un dispositif de contrôle interne vérifiant :
- que les opérations réalisées ainsi que l'organisation et les procédures internes sont conformes à la réglementation et aux règles professionnelles et déontologiques ;
- que les procédures de décisions, quelle que soit leur nature, sont strictement respectées ;
- la qualité de l'information comptable et financière ;
- l'existence de la piste d'audit (traçabilité de l'information) ;
- la qualité des systèmes d'information et de communication.

À cette fin, Banque PSA Finance dispose d'une unité de contrôle interne qui regroupe, au sein d'une ligne indépendante des unités opérationnelles, des collaborateurs présents en central et dans les filiales. Par ailleurs, les contrôles permanents sont exercés aux différents échelons des structures opérationnelles dans un cadre fixé par un ensemble de procédures transversales et locales. Les contrôles réalisés a priori par la structure centrale portent, notamment, sur les principales décisions de crédit dont un système de délégations assure la remontée vers un comité de crédit groupe, sur les produits et services dont l'approbation préalable relève d'un comité produits processus et sur les tarifications.

En complément, la structure centrale, au travers de son comité des risques, surveille l'évolution des impayés et des pertes liés aux financements à la clientèle finale ainsi que l'évolution des marges sur production et les indices de positionnement concurrentiel. Elle exerce aussi, tant aux fins de contrôle budgétaire que de la surveillance des risques, un suivi détaillé de l'activité de l'ensemble de ses entités opérationnelles au travers d'un dispositif de tableaux de bord unique.

Enfin, le Conseil d'Administration de Banque PSA Finance a souhaité en 2005 la mise en place d'un comité d'audit. Ce dernier suit l'organisation et les activités du contrôle interne de la banque et en rend compte au Conseil. Le comité d'audit s'est réuni à trois reprises en 2006.

Dans le cadre des évolutions du règlement CRBF 97-02 entrées en vigueur le 1er janvier 2006, Banque PSA Finance a modifié son dispositif de contrôle interne. Il repose dorénavant sur une unité de contrôle périodique qui assure en central, l'audit de Banque PSA Finance, de ses filiales et de ses succursales ainsi que des entités du groupe prestataires d'activités essentielles (Informatique, Comptabilité et Trésorerie / Financement). Ce dispositif s'appuie également sur une ligne de contrôle permanent, indépendante des structures opérationnelles. Elle est formée des unités Conformité, Management des Risques et Contrôle des Risques Opérationnels. Enfin, les opérations effectuées par les structures opérationnelles restent encadrées par des procédures, des habilitations, des limites et des autocontrôles. Ce dispositif a été avalisé par les organes exécutifs et délibérants de Banque PSA Finance en décembre 2005.

Transport et logistique : Gefco

Le groupe Gefco est constitué de réseaux intégrés d'agences qui agissent avec des normes uniques d'exploitation et de qualité et un système d'information homogène. En matière financière, les sociétés du groupe Gefco appliquent les normes et principes retenus dans le groupe PSA PEUGEOT CITROËN et sont intégrées dans le mécanisme centralisé de gestion de la trésorerie. Les réseaux sont certifiés ISO 9001.

Le contrôle interne repose sur des corps de contrôle structurés sur trois niveaux : le central qui vérifie la qualité des comptes et des résultats mensuels fournis par les différentes sociétés, les comptabilités pays qui s'assurent que les flux financiers sont bien réalisés conformément aux procédures du groupe, et les agences qui contrôlent que toutes les prestations réalisées sont correctement enregistrées et facturées au tarif convenu.

Équipement automobile : Faurecia

Le Conseil d'Administration de Faurecia, dont le président est également directeur général, a mis en place un comité des comptes et un comité des nominations et rémunérations.

Le contrôle interne est régi par un ensemble de procédures, accessibles par tous les personnels du groupe à travers le réseau intranet, concernant notamment le contrôle des programmes qui vise à suivre, en conception puis en fabrication, tous les contrats de fourniture d'équipements complexes à un constructeur automobile, et le contrôle comptable et financier, qui a pour objectif de garantir le bon traitement de l'information financière et comptable et d'assurer ainsi à l'entreprise la réactivité nécessaire.

Le groupe Faurecia est doté d'un département d'audit interne qui a vocation à garantir un niveau d'efficacité optimale de l'ensemble des systèmes de contrôle interne financier.

2.2.3. Animation du contrôle interne

La démarche de contrôle interne est animée par une équipe centrale, rattachée au directeur de l'audit interne. Elle définit le dispositif de contrôle interne et ses évolutions, s'assure de la cohérence de la démarche groupe avec la législation et les préconisations de place, veille à l'exhaustivité, la cohérence et la pertinence de l'ensemble du dispositif, engage et suit certains tests et vérifications, s'assure de la bonne mise en œuvre des plans d'actions et rend compte de l'efficacité du contrôle interne.

Le contrôle interne du groupe est évalué chaque année sur la base des travaux élaborés par l'ensemble des unités significatives, en France comme à l'étranger, des différentes directions de la division automobile et des filiales hors automobile (à l'exception de Faurecia et de ses filiales qui ont entrepris une démarche spécifique) : services centraux, unités de production, filiales commerciales d'importation, succursales de vente, sociétés de financement, directions financières locales, comptabilités établissements...

Cette évaluation est réalisée à partir d'une description « processus / risques / dispositions de maîtrise des risques » qui intègre l'exhaustivité des actions entreprises ou animées par les fonctions qui apportent une contribution à la prévention des risques. Il s'agit notamment de la direction juridique pour les risques juridiques et pour ceux touchant à la non-continuité de l'activité et à la sécurité des personnes et des biens, de la direction de la qualité pour les risques de non qualité des produits et services, de la direction des ressources humaines pour les risques sociaux et de non-conformité aux réglementations sociales, de la direction des études - méthodes - achats pour les risques de non-conformité aux règlements automobiles et de la direction financière pour les risques de non-conformité aux réglementations et instructions comptables, fiscales et financières.

Les audits à thème du plan d'audit 2007 ont été établis en retenant les domaines présentant les risques majeurs, quel que soit le niveau de maîtrise ressortant de l'auto-évaluation du contrôle interne.

14. Rapports des **Commissaires aux Comptes**

Rapport des Commissaires aux Comptes sur les **comptes consolidés** Exercice clos le 31 décembre 2006

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous avons procédé au contrôle des comptes consolidés de la société Peugeot S.A. relatifs à l'exercice clos le 31 décembre 2006, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I - Opinion sur les comptes consolidés

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

II - Justification des appréciations

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- Dans le cadre de notre appréciation des principes et méthodes comptables suivis, nous avons, notamment, examiné les modalités d'inscription à l'actif et d'amortissement des frais de développement décrites en note 1.11 A et les modalités de détermination du chiffre d'affaires relatif aux ventes de véhicules neufs avec clause de rachat (note 1.5.A.a).
- Comme indiqué dans la note 1.10, les écarts d'acquisition ne sont plus amortis mais font l'objet d'un test de perte de valeur au minimum une fois par an selon les modalités précisées en note 1.13, qui concernent également les autres éléments de l'actif immobilisé. En 2006, les tests ainsi réalisés ont conduit à enregistrer une dépréciation de certains actifs de la division équipement automobile (groupe Faurecia) pour 234 millions d'euros, dont 125 millions d'euros au titre des écarts d'acquisition alloués à ces activités (notes 8.1et 8.2), des actifs affectés à deux unités génératrices de trésorerie de la division automobile pour 194 millions d'euros (note 8.3) et des actifs immobilisés de la société Peugeot Motocycles pour 41 millions d'euros (note 8.4). Dans le cadre de notre appréciation des estimations significatives retenues pour l'arrêté des comptes, nous avons vérifié la conformité de l'approche retenue avec le référentiel IFRS ainsi que la correcte application des modalités de mise en œuvre des tests de perte de valeur décrites dans l'annexe. Nous avons également apprécié le caractère raisonnable des prévisions de flux de trésorerie et des autres hypothèses retenues.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III - Vérification spécifique

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Courbevoie et Neuilly-sur-Seine, le 10 avril 2007

Les Commissaires aux Comptes

Mazars & Guérard
Thierry de Bailliencourt

PricewaterhouseCoopers Audit
Christian Martin

Rapport général des Commissaires aux Comptes **sur les comptes annuels** Exercice clos le 31 décembre 2006

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2006, sur :
- le contrôle des comptes annuels de la société Peugeot S.A., tels qu'ils sont joints au présent rapport,
- la justification de nos appréciations,
- les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par le Directoire. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I - Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

II - Justification de nos appréciations

En application des dispositions de l'article L. 823.9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

La société détermine à chaque clôture la valeur d'inventaire de ses immobilisations financières selon les méthodes décrites en notes 1C et 1D de l'annexe et constate des provisions pour dépréciation lorsque cette valeur d'inventaire est inférieure à la valeur comptable, comme précisé en notes 3 et 5 de l'annexe. Dans le cadre de notre appréciation des principes comptables suivis et des estimations significatives retenues pour l'arrêté des comptes, nous avons vérifié le caractère approprié des méthodes décrites dans l'annexe et nous sommes assurés de leur correcte application et du caractère raisonnable des estimations retenues pour leur mise en œuvre.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie du rapport.

II - Vérifications et informations spécifiques

Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur :
- la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du Directoire et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels,
- la sincérité des informations données dans le rapport de gestion relatives aux rémunérations et avantages versés aux mandataires sociaux concernés ainsi qu'aux engagements consentis en leur faveur à l'occasion de leur prise, de la cessation ou du changement de fonctions ou postérieurement à celles-ci, compte-tenu des précisions apportées, par renvoi au rapport de gestion de la société cotée Foncière, Financière et de Participations – FFP, sur les rémunérations et avantages versés par les sociétés du groupe familial Peugeot à certains mandataires sociaux de votre société.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle, et à l'identité des détenteurs du capital et des droits de vote, vous ont été communiquées dans le rapport de gestion.

Neuilly-sur-Seine et Courbevoie, le 10 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport spécial des Commissaires aux Comptes **sur les conventions et engagements réglementés** Exercice clos le 31 décembre 2006

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de votre société, nous vous présentons notre rapport sur les conventions et engagements réglementés.

Conventions et engagements autorisés au cours de l'exercice 2006 et le 6 février 2007

En application de l'article L. 225-88 du Code de commerce, nous avons été avisés des conventions et engagements qui ont fait l'objet de l'autorisation préalable de votre Conseil de Surveillance au cours de l'exercice 2006 ainsi que le 6 février 2007.

Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions et engagements mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de ceux dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article R. 225-58 du Code de commerce, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions et engagements en vue de leur approbation.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Convention de garantie autorisée par le Conseil de Surveillance du 25 juillet 2006

- Octroi par Peugeot S.A. à sa filiale Peugeot Citroën Automobiles (PCA) de sa garantie sur l'emprunt de 125 millions d'euros souscrit pour une durée de cinq ans auprès de la Banque Européenne d'Investissement (BEI) afin de financer un investissement chez Sevelnord, dont PCA est actionnaire à 50 %. Cette garantie est accordée sous forme de cautionnement solidaire et d'un nantissement d'Obligations Amortissables du Trésor et d'actions Faurecia. Une commission de garantie de 0,0625 % est facturée par Peugeot S.A. depuis la mise à disposition des fonds par la BEI, le 27 octobre 2006, soit 14 323 euros au titre de 2006.

- Monsieur Folz était intéressé à cette convention lors de son autorisation en sa qualité de Président du Directoire de Peugeot S.A. et de membre du conseil d'administration de PCA.

Engagements pris au bénéfice des mandataires sociaux

Nous vous rappelons que notre rapport spécial du 12 avril 2006 faisait déjà état des deux conventions suivantes relatives aux engagements pris envers les membres du Directoire en fonction à cette date (Messieurs Folz, Saint-Geours et Satinet), lesquelles ont été approuvées par l'Assemblée Générale du 24 mai 2006. Bien que poursuivant leurs effets, ces deux conventions n'ont pas eu d'application directe au cours de l'exercice 2006, les trois membres du Directoire concernés étant restés en fonction du 1er au 31 décembre 2006.

- Octroi à chacun des membres du Directoire du bénéfice de la convention d'assurance collective dont bénéficient les cadres dirigeants du groupe afin de compléter, dans certaines conditions, les régimes de retraite obligatoires et conventionnels.

- Modalités de suspension puis de reprise d'effet du contrat de travail de chacun des membres du Directoire au début et à la fin du mandat social.

Lors de sa séance du 6 février 2007, le Conseil de Surveillance a décidé ou confirmé l'octroi des mêmes avantages au nouveau Président du Directoire et à chacun des autres membres du Directoire :

- Chaque membre du Directoire bénéficie de la convention d'assurance collective souscrite pour les cadres dirigeants du groupe afin de compléter les régimes de retraite obligatoires et conventionnels jusqu'à un plafond de 50 % d'une rémunération de référence égale à la moyenne des rémunérations brutes, part variable incluse, des trois meilleures années au cours des cinq dernières années d'activité de chaque bénéficiaire. Le bénéfice de ce régime n'est cependant octroyé qu'à la condition d'avoir occupé une fonction de cadre dirigeant dans le groupe pendant au moins cinq ans.

- À l'issue du mandat de membre du Directoire de la société, le contrat de travail de chaque membre du Directoire avec Peugeot S.A., suspendu pendant la durée dudit mandat, retrouve ses effets avec une rémunération portée à un montant égal à la somme de la dernière rémunération fixe annuelle et de la moyenne des trois dernières rémunérations variables, la durée passée à l'exercice du mandat social étant considérée par ailleurs comme durée de présence dans l'entreprise pour calculer l'ancienneté au titre du contrat de travail.

Tous les membres du Directoire sont intéressés à ces conventions.

Conventions et engagements approuvés au cours d'exercices antérieurs dont l'exécution s'est poursuivie durant l'exercice

Par ailleurs, en application des dispositions de l'article R. 225-57 du Code de commerce, nous avons été informés que l'exécution des conventions et engagements suivants, approuvés au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

Avals, cautions et garanties

Nous résumons ci-dessous, sous forme de tableau, les avals, cautions et garanties antérieurement donnés par votre société, en y indiquant le montant des encours au 31 décembre 2006 et les rémunérations perçues au titre de l'exercice.

Nature	Bénéficiaire de la garantie	Bénéficiaire du prêt	Montant initial du prêt dans sa devise d'origine	Encours sous garantie au 31/12/2006	Rémunération au titre de l'exercice
Caution solidaire et irrévocable et garantie par nantissement de titres	B.E.I	GIE Vulcain Énergie	1 300 000 000 FRF	28 000 000 GBP	31 920 €
Caution solidaire et irrévocable	JBIC	TPCA	78 750 000 €	78 750 000 €	47 250 €
Caution solidaire et irrévocable	JBIC	TPCA	78 750 000 €	78 750 000 €	47 250 €
Caution solidaire et irrévocable	B.E.I	TPCA	225 000 000 €	55 000 000 €	52 150 €

Participation aux frais d'étude, de gestion et de fonctionnement du groupe

Les sommes reçues au titre de la participation des filiales aux frais d'étude, de gestion et de fonctionnement du groupe se sont élevées pour l'exercice 2006 à 83 315 784 euros.

Courbevoie et Neuilly-sur-Seine, le 10 avril 2007

Les Commissaires aux Comptes

Mazars & Guérard
Thierry de Bailliencourt

PricewaterhouseCoopers Audit
Christian Martin

Rapport des Commissaires aux Comptes sur l'émission de valeurs mobilières donnant accès au capital social ou à l'attribution de titres de créances **avec ou sans suppression du droit préférentiel de souscription**

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par les articles L. 225-135 et L. 228-92 du Code de commerce, nous vous présentons notre rapport sur la proposition de délégation au Directoire de la compétence de décider d'une ou plusieurs émissions de valeurs mobilières donnant accès au capital social ou à l'attribution de titres de créance sans suppression du droit préférentiel de souscription (résolution 10) ou avec suppression du droit préférentiel de souscription (résolution 11), pour un montant maximum de 165 381 734 euros en ce qui concerne les augmentations de capital et pour un montant maximum de 600 000 000 euros en ce qui concerne les valeurs mobilières représentatives de créances donnant accès au capital, opérations sur lesquelles vous êtes appelés à vous prononcer.

Le nombre de titres à créer dans le cadre de la mise en œuvre des délégations visées aux résolutions 10 et 11 pourra être augmenté dans la limite de 15 % des émissions initiales (résolution 12).

Votre Directoire vous propose, sur la base de son rapport, de lui déléguer pour une durée de 26 mois la compétence pour décider une ou plusieurs émissions de valeurs mobilières et de renoncer à votre droit préférentiel de souscription aux valeurs mobilières à émettre. Le cas échéant, il lui appartiendra de fixer les conditions définitives d'émission de cette opération.

Votre Directoire vous propose également de l'autoriser, pour une durée de 18 mois, à utiliser ces délégations de compétence ou autorisations en période d'offre publique portant sur les titres de la société (résolution 15).

Il appartient à votre Directoire d'établir un rapport conformément aux articles R. 225-113 et R. 225-114 du Code de commerce. Il nous appartient de donner notre avis sur la sincérité des informations chiffrées tirées des comptes, sur la proposition de suppression du droit préférentiel de souscription et certaines autres informations concernant l'émission, données dans ce rapport.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en oeuvre de diligences destinées à vérifier le contenu du rapport de l'organe compétent relatif à cette opération et les modalités de détermination du prix d'émission des titres de capital à émettre.

Sous réserve de l'examen ultérieur des conditions de l'émission de valeurs mobilières qui serait décidée nous n'avons pas d'observation à formuler sur les modalités de détermination du prix d'émission des titres de capital à émettre données dans le rapport du Directoire.

Le montant du prix d'émission des titres de capital à émettre n'étant pas fixé, nous n'exprimons pas d'avis sur les conditions définitives dans lesquelles les augmentations de capital seraient réalisées et, par voie de conséquence, sur la proposition de suppression du droit préférentiel de souscription qui vous est faite.

Conformément à l'article R. 225-116 du Code de commerce, nous établirons un rapport complémentaire, le cas échéant, lors de l'usage de cette autorisation par votre Directoire.

Neuilly-sur-Seine et Courbevoie, le 16 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport des Commissaires aux Comptes sur l'augmentation du capital avec suppression **du droit préférentiel de souscription réservée aux salariés du plan d'épargne d'entreprise**

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par les articles L. 225-135 et suivants du Code de commerce, nous vous présentons notre rapport sur la proposition de délégation au Directoire de la compétence de décider l'augmentation du capital, en une ou plusieurs fois, par l'émission de titres de capital avec suppression du droit préférentiel de souscription réservée aux salariés du plan d'épargne d'entreprise, pour un montant maximum de 15 000 000 euros, opération sur laquelle vous êtes appelés à vous prononcer.

Cette ou ces augmentations de capital sont soumises à votre approbation en application des dispositions des articles L. 225-129-6 du Code de commerce et L. 443-5 du Code du travail.

Votre Directoire vous propose, sur la base de son rapport, de lui déléguer pour une durée de 26 mois la compétence pour décider une ou plusieurs augmentations de capital et de renoncer à votre droit préférentiel de souscription aux titres de capital à émettre. Le cas échéant, il lui appartiendra de fixer les conditions définitives d'émission de cette opération (résolution 13).

Votre Directoire vous propose également de l'autoriser, pour une durée de 18 mois, à utiliser cette délégation de compétence en période d'offre publique portant sur les titres de la société (résolution 15).

Il appartient au Directoire d'établir un rapport conformément aux articles R. 225-113 et R. 225-114 du Code de commerce. Il nous appartient de donner notre avis sur la sincérité des informations chiffrées tirées des comptes, sur la proposition de suppression du droit préférentiel de souscription et certaines autres informations concernant l'émission, données dans ce rapport.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en oeuvre de diligences destinées à vérifier le contenu du rapport de l'organe compétent relatif à cette opération et les modalités de détermination du prix d'émission des titres de capital à émettre.

Sous réserve de l'examen ultérieur des conditions de l'augmentation de capital qui serait décidée nous n'avons pas d'observation à formuler sur les modalités de détermination du prix d'émission des titres de capital à émettre données dans le rapport du Directoire.

Le montant du prix d'émission des titres de capital à émettre n'étant pas fixé, nous n'exprimons pas d'avis sur les conditions définitives dans lesquelles l'augmentation de capital serait réalisée et, par voie de conséquence, sur la proposition de suppression du droit préférentiel de souscription qui vous est faite.

Conformément à l'article R. 225-116 du Code de commerce, nous établirons un rapport complémentaire, le cas échéant, lors de l'usage de cette autorisation par votre Directoire.

Neuilly-sur-Seine et Courbevoie, le 16 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport des Commissaires aux Comptes **sur la réduction du capital social par annulation d'actions** (Art. L. 225-09 du Code de commerce)

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de la société Peugeot S.A., et en exécution de la mission prévue à l'article L. 225-209, al. 7, du Code de commerce en cas de réduction du capital par annulation d'actions achetées, nous avons établi le présent rapport destiné à vous faire connaître notre appréciation sur les causes et conditions de la réduction du capital envisagée.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en oeuvre de diligences conduisant à examiner si les causes et conditions de la réduction du capital envisagée sont régulières.

Cette opération s'inscrit dans le cadre de l'achat par votre société, dans la limite de 16 000 000 de ses propres actions, dans les conditions prévues à l'article L. 225-209 du Code de commerce. Cette autorisation d'achat est proposée par ailleurs à l'approbation de votre Assemblée Générale et serait donnée pour une période de 18 mois (résolution 9).

Votre Directoire vous demande de lui déléguer, au titre de la mise en oeuvre de l'autorisation d'achat par votre société de ses propres actions, tous pouvoirs pour annuler, dans la limite de 10 % de son capital, par période de 24 mois, les actions ainsi achetées.

Votre Directoire vous propose également de l'autoriser, pour une durée de 18 mois, à utiliser cette autorisation en période d'offre publique portant sur les titres de la société (résolution 15).

Nous n'avons pas d'observation à formuler sur les causes et conditions de la réduction du capital envisagée, étant rappelé que celle-ci ne peut être réalisée que dans la mesure où votre assemblée approuve au préalable l'opération d'achat, par votre société, de ses propres actions.

Neuilly-sur-Seine et Courbevoie, le 16 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport des Commissaires aux Comptes **relatif à l'émission de bons de souscription d'actions en cas d'offre publique d'acquisition visant la société**

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par l'article L. 228-92 du Code de commerce, nous vous présentons notre rapport sur le projet d'émission à titre gratuit de bons de souscription d'actions en cas d'offre publique visant la société, opération sur laquelle vous êtes appelés à vous prononcer.

Votre Directoire vous propose, sur la base de son rapport, de lui déléguer, pour une durée de 18 mois, dans le cadre de l'article L. 233-32 II du Code de commerce, votre compétence à l'effet de :

- Décider l'émission de bons soumis au régime de l'article L. 233-32-II du Code de commerce permettant de souscrire, à des conditions préférentielles, à une ou plusieurs actions de la société, ainsi que leur attribution gratuite à tous les actionnaires de la société ayant cette qualité avant l'expiration de la période d'offre publique ;
- Fixer les conditions d'exercice et les caractéristiques desdits bons.

Le montant nominal maximum des actions qui pourraient être ainsi émises ne pourra dépasser le plafond de 160 000 000 euros et le nombre maximum de bons qui pourraient être émis ne pourra excéder 160 000 000.

Il appartient au Directoire d'établir un rapport conformément aux articles R. 225-113, R. 225-114 et R. 225-117 du Code de commerce. Il nous appartient de donner notre avis sur la sincérité des informations chiffrées tirées des comptes et certaines autres informations concernant l'émission, données dans ce rapport.

Nous avons effectué nos travaux selon la doctrine professionnelle applicable en France qui requiert la mise en œuvre de diligences destinées à vérifier le contenu du rapport du Directoire relatif à cette opération.

Nous n'avons pas d'observation à formuler sur les informations données dans le rapport du Directoire portant sur l'opération envisagée d'émission de bons de souscription d'actions en cas d'offre publique visant la société.

Nous établirons un rapport complémentaire le cas échéant en vue de la confirmation par une Assemblée Générale prévue à l'article L.233-32 III du Code de commerce, et conformément à l'article R. 225-116 du Code de commerce, lors de l'utilisation de cette délégation par votre Directoire.

Neuilly-sur-Seine et Courbevoie, le 16 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport des Commissaires aux Comptes sur l'ouverture d'options d'achat d'actions au bénéfice de salariés, **de dirigeants ou mandataires sociaux de la société, de sociétés ou groupements qui lui sont liés au sens de l'article L. 225-180 du Code du commerce**

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de la société Peugeot S.A. et en exécution de la mission prévue par l'article L. 225-177 du Code de commerce et par l'article R. 225-144 du Code de commerce, nous avons établi le présent rapport sur l'ouverture d'options d'achat d'actions au bénéfice de salariés, de dirigeants ou mandataires sociaux de la société, de sociétés ou groupements qui lui sont liés au sens de l'article L. 225-180 du Code de commerce.

Il appartient au Directoire d'établir un rapport sur les motifs de l'ouverture des options d'achat d'actions ainsi que sur les modalités proposées pour la fixation du prix d'achat. Il nous appartient de donner notre avis sur les modalités proposées pour la fixation du prix d'achat.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en œuvre de diligences destinées à vérifier que les modalités proposées pour la fixation du prix d'achat sont mentionnées dans le rapport du Directoire, qu'elles sont conformes aux dispositions prévues par les textes, de nature à éclairer les actionnaires et qu'elles n'apparaissent pas manifestement inappropriées.

Nous n'avons pas d'observation à formuler sur les modalités proposées.

Neuilly-sur-Seine et Courbevoie, le 16 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

Rapport des Commissaires aux Comptes, établi en application de l'article L. 225-235 du Code de commerce, sur le rapport du Président du Conseil de Surveillance de Peugeot S.A., **pour ce qui concerne les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière**

Exercice clos le 31 décembre 2006

Mesdames, Messieurs les actionnaires,

En notre qualité de Commissaires aux Comptes de la société Peugeot S.A. et en application des dispositions de l'article L. 225-235 du Code de commerce, nous vous présentons notre rapport sur le rapport établi par le Président du Conseil de Surveillance de votre société conformément aux dispositions de l'article L. 225-68 du Code de commerce au titre de l'exercice clos le 31 décembre 2006.

Il appartient au président de rendre compte, dans son rapport, notamment, des conditions de préparation et d'organisation des travaux du Conseil de Surveillance et des procédures de contrôle interne mises en place au sein de la société. Il nous appartient de vous communiquer les observations qu'appellent de notre part les informations données dans le rapport du président, concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière.

Nous avons effectué nos travaux selon la doctrine professionnelle applicable en France. Celle-ci requiert la mise en œuvre de diligences destinées à apprécier la sincérité des informations données dans le rapport du président, concernant les procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière. Ces diligences consistent notamment à :

- prendre connaissance des objectifs et de l'organisation générale du contrôle interne, ainsi que des procédures de contrôle interne relatives à l'élaboration et au traitement de l'information comptable et financière, présentés dans le rapport du président ;
- prendre connaissance des travaux sous-tendant les informations ainsi données dans le rapport.

Sur la base de ces travaux, nous n'avons pas d'observation à formuler sur les informations données concernant les procédures de contrôle interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière, contenues dans le rapport du Président du Conseil de Surveillance, établi en application des dispositions de l'article L. 225-68 du Code de commerce.

Neuilly-sur-Seine et Courbevoie, le 10 avril 2007

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Christian Martin

Mazars & Guérard
Thierry de Bailliencourt

15. Informations juridiques et financières

Renseignements de caractère général **sur la société Peugeot S.A.**

Bref historique

Fondée en 1896, la société a exercé une activité industrielle et commerciale jusqu'en 1965 au moment où, dans le cadre d'une réorganisation juridique et financière du groupe, elle a été transformée en société holding, ses activités étant poursuivies par sa filiale Automobiles Peugeot.

En décembre 1974, Peugeot S.A. s'est engagée dans le processus de rapprochement avec Automobiles Citroën, alors en prise à des difficultés liées à une conjoncture économique rendue très difficile par le premier choc pétrolier. Ce rapprochement a abouti progressivement à la prise de contrôle de l'intégralité du capital de Citroën S.A., puis à sa fusion avec Peugeot S.A., le 30 septembre 1976.

Au terme d'un accord intervenu le 10 août 1978, la société américaine Chrysler Corporation a apporté à Peugeot S.A. le contrôle de ses filiales industrielles et commerciales en Europe. L'activité de ces sociétés, poursuivie sous la marqueTalbot, a été apportée, à la fin de 1980, à Automobiles Peugeot.

En 1979, ce dispositif a été complété par le rachat à Chrysler Financial Corporation de l'ensemble de ses filiales de financements commerciaux en Europe, opération qui a constitué une étape importante pour le développement des activités du groupe dans ce domaine.

PSA Finance Holding, dont les filiales assurent en Europe le financement des ventes de Peugeot et Citroën, a été transformée en banque en juin 1995. Sa dénomination est désormais Banque PSA Finance.

En 1987, Aciers et Outillages Peugeot et Cycles Peugeot forment Ecia et, après l'offre publique d'achat amicale sur les actions de l'équipementier Bertrand Faure en 1998, sa dénomination sociale devient Faurecia.

La réorganisation de la division automobile, intervenue le 31 décembre 1998, a consisté à harmoniser les structures juridiques avec les nouveaux schémas d'organisation fonctionnelle mis en place depuis janvier 1998. Les sociétés Automobiles Peugeot et Automobiles Citroën ont apporté l'ensemble de leurs activités de développement et de fabrication de véhicules automobiles à la société Peugeot Citroën Automobiles, et leurs activités de conception et de fabrication de biens industriels à la société Process Conception Ingénierie.

Au premier semestre 2001, Faurecia réalise l'acquisition des activités automobiles de Sommer Allibert avec le soutien de Peugeot S.A.

Renseignements d'ordre juridique

Dénomination

Peugeot S.A.

Le nom générique de "PSA PEUGEOT CITROËN" est utilisé pour désigner l'ensemble du groupe constitué autour de la société holding Peugeot S.A.

Siège social et administratif

75, avenue de la Grande-Armée, 75116 Paris.

Forme juridique

Société anonyme à Directoire et Conseil de Surveillance, régie par le Code du commerce.

Législation

Législation française.

Durée

Date de constitution : 1896
Date d'expiration : 31 décembre 2058
(sauf dissolution ou prorogation)

Objet social *(résumé de l'article 3 des statuts)*

La société a pour objet de participer, directement ou indirectement, à toutes opérations industrielles, commerciales ou financières, en France ou à l'étranger, pouvant se rattacher :
- à la fabrication, la vente et la réparation de tous véhicules ;

- à la fabrication et la vente de tous produits sidérurgiques, de tous outils et outillages ;
- à la fabrication et la vente de tous matériels se rapportant à l'industrie et à la construction mécanique et électrique ;
- au crédit à la consommation ou à court, moyen et long terme, à l'achat et à la vente de toutes valeurs mobilières et à toutes opérations financières et bancaires ;
- à toutes activités de prestations de services, et notamment de transport ;
- à l'acquisition par tous moyens de tous immeubles et droits immobiliers ;

et plus généralement, de réaliser toutes opérations commerciales, industrielles, financières mobilières et immobilières se rattachant, directement ou indirectement, à l'un des objets ci-dessus précités et à tous objets qui seraient de nature à favoriser ou à développer les affaires de la société.

Registre du Commerce

Paris n° B 552 100 554
Code APE : 741 J

Consultation des documents juridiques

Les documents juridiques relatifs à la société, statuts, procès-verbaux d'assemblées générales, rapports des contrôleurs légaux de tous documents mis à la disposition des actionnaires, peuvent être consultés au siège social.

Exercice social

Du 1er janvier au 31 décembre.

Répartition statutaire des bénéfices

(article 12 des statuts)

Le bénéfice distribuable, tel qu'il est défini par la loi, est à la disposition de l'Assemblée Générale. Sauf exceptions résultant des dispositions légales, l'Assemblée Générale décide souverainement de son affectation.

Faits exceptionnels ou litiges

Il n'existe actuellement aucun fait exceptionnel ou litige susceptible d'affecter substantiellement les résultats, l'activité, le patrimoine ou la situation financière de la société ou de son groupe.

Assemblées Générales

(article 11 des statuts)

Convocation

Les réunions ont lieu soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation, lequel est établi suivant les dispositions prévues par la loi.

Droit de vote double

Un droit de vote double est attribué aux actions nominatives entièrement libérées, inscrites au nom d'un même titulaire depuis quatre ans au moins.

Ce dispositif a été maintenu lors de la transformation en 1972 de la société en société anonyme à Conseil de Surveillance et Directoire. L'Assemblée Générale extraordinaire des actionnaires du 29 juin 1987 a porté la durée de détention de deux à quatre ans. En cas d'augmentation du capital par incorporation de réserves, bénéfices ou primes, le droit de vote double sera conféré dès leur émission aux actions nominatives attribuées gratuitement à un actionnaire à raison d'actions anciennes pour lesquelles il bénéficie de ce droit. Il est rappelé que, conformément à la loi, le droit de vote double cesse pour toute action convertie au porteur ou transférée en propriété, sauf si ce transfert résulte d'une succession, d'une liquidation de communauté entre époux ou d'une donation au profit d'un conjoint ou d'un parent au degré successible.

Déclarations de franchissement de seuil

(article 7 des statuts)

Outre l'obligation légale d'information portant sur la détention d'actions de la société, toute personne physique ou morale qui vient à posséder, directement ou indirectement, un nombre d'actions représentant plus de 2 % du capital devra informer celle-ci, dans les cinq jours francs suivant l'inscription en compte desdites actions, du nombre total d'actions détenues, cette déclaration devant être renouvelée à chaque fois qu'un nouveau seuil de 1 % est franchi. Cette obligation statutaire s'applique même au-delà du premier seuil légal de 5 %.

À la demande d'un ou plusieurs actionnaires détenant ensemble au moins 5 % du capital, les actions excédant la fraction qui aurait dû être déclarée à la société, dans le cadre de l'obligation de déclaration de franchissement des seuils ci-dessus, seront privées du droit de vote jusqu'à l'expiration d'un délai de deux ans suivant la date de la régularisation de la notification non effectuée.

Il n'existe aucune autre clause statutaire de limitation du droit de vote.

Organigramme résumé **au 31 décembre 2006**


99,99 %
PEUGEOT CITROËN AUTOMOBILES S.A.
99,99 %
AUTOMOBILES PEUGEOT
FRANCE
RENAULT
50 %
50 %
FRANÇAISE DE MÉCANIQUE
80 %
20 %
SOCIÉTÉ DE TRANSMISSIONS AUTOMATIQUES
100 %
PEUGEOT CITROËN SOCHAUX S.N.C.
100 %
PEUGEOT CITROËN RENNES S.N.C.
3 FILIALES COMMERCIALES
100 %
SOCIÉTÉ MÉCANIQUE AUTOMOBILE DE L'EST
100 %
PEUGEOT CITROËN POISSY S.N.C.
99,99 %
SOCIÉTÉ COMMERCIALE AUTOMOBILE
100 %
PEUGEOT CITROËN AULNAY S.N.C.
100 %
PEUGEOT CITROËN MULHOUSE S.N.C.
8 FILIALES COMMERCIALES
100 %
PEUGEOT CITROËN MÉCANIQUE DE L'EST S.N.C.
100 %
PEUGEOT CITROËN MÉCANIQUE DU NORD OUEST S.N.C.
FIAT AUTO (France)
50 %
50 %
SOCIÉTÉ EUROPÉENNE DE VÉHICULES LÉGERS DU NORD SEVELNORD
100 %
MÉCANIQUE ET ENVIRONNEMENT
100 %
PEUGEOT CITROËN PIÈCES DE RECHANGE S.N.C.
EUROPE
FIAT S.p.A.
50 %
50 %
SOCIETA EUROPEA VEICOLI LEGGERI-SEVEL S.p.A. (Italie)
99,96 %
PEUGEOT CITROËN AUTOMOVILES ESPAÑA (Espagne)
100 %
PEUGEOT ESPAÑA S.A. (Espagne)
100 %
PEUGEOT MOTOR COMPANY PLC (Grande-Bretagne)
98,11 %
PEUGEOT CITROËN AUTOMOVEIS PORTUGAL (Portugal)
100 %
PEUGEOT AUTOMOBILI ITALIA S.p.A. (Italie)
100 %
PEUGEOT NEDERLAND N.V. (Pays-Bas)
99,99 %
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
99,99 %
PEUGEOT BELGIQUE LUXEMBOURG S.A. (Belgique)
TOYOTA MOTOR CORPORATION
50 %
50 %
TOYOTA PEUGEOT CITROËN AUTOMOBILES (République tchèque)
99,99 %
PEUGEOT CITROËN AUTOMOBILES SLOVAKIA (Slovaquie)
100 %
PEUGEOT DEUTSCHLAND GmbH (Allemagne)
99,92 %
PEUGEOT SUISSE S.A. (Suisse)
100 %
PEUGEOT POLSKA Sp z.o.o. (Pologne)
100 %
PEUGEOT AUSTRIA GmbH (Autriche)
100 %
PEUGEOT SLOVENIJA d.o.o. (Slovénie)
100 %
PEUGEOT HUNGARIA Kft (Hongrie)
100 %
PEUGEOT HRVATSKA d.o.o. (Croatie)
100 %
PEUGEOT CESKA REPUBLICA s.r.o. (République tchèque)
100 %
PEUGEOT RUSSIE AVTO (Russie)
100 %
PEUGEOT SLOVAKIA (Slovaquie)
AUTRES CONTINENTS
100 %
PEUGEOT CITROËN DO BRASIL AUTOMOVEIS Ltda (Brésil)
99,99 %
PEUGEOT CITROËN ARGENTINA S.A. (Argentine)
100 %
PEUGEOT CHILE (Chili)
100 %
AUTOMOTORES FRANCO CHILENA S.A. (Chili)
3,19 %
3,19 %
DONGFENG PEUGEOT CITROËN AUTOMOBILE COMPANY Ltd (Chine)
43,61 %
100 %
PEUGEOT OTOMOTIV PAZARLAMA AS (Turquie)
100 %
PEUGEOT JAPON (Japon)
100 %
PEUGEOT MEXICO (Mexique)
100 %
PEUGEOT ALGÉRIE (Algérie)
90,09 %
PEUGEOT ÉGYPTE SAE (Égypte)
100 %
PEUGEOT MOTORS SOUTH AFRICA (Afrique du Sud)
40 %
PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigéria)


PEUGEOT S.A.
99,99 %
AUTOMOBILES CITROËN
71,33 %
FAURECIA
93,95 %
GEFCO
AUTOMOBILES CITROËN
98,40 %
CITER
100 %
SOCIÉTÉ COMMERCIALE CITROËN
100 %
CITROËN CHAMP DE MARS
13 FILIALES COMMERCIALES
100 %
CITROËN ITALIA S.p.A. (Italie)
99,71 %
AUTOMOVILES CITROËN ESPAÑA (Espagne)
100 %
CITROËN DEUTSCHLAND AG (Allemagne)
99,92 %
CITROËN (SUISSE) S.A. (Suisse)
99,98 %
AUTOMOVEIS CITROËN S.A. (Portugal)
99,97 %
CITROËN U.K. Ltd (Grande-Bretagne)
100 %
CITROËN DANMARK A/S (Danemark)
100 %
CITROËN BELUX S.A. - N.V. (Belgique)
100 %
CITROËN NEDERLAND B.V. (Pays-Bas)
100 %
CITROËN SVERIGE AB (Suède)
100 %
CITROËN ÖSTERREICH GmbH (Autriche)
100 %
CITROËN NORGE A/S (Norvège)
100 %
CITROËN SLOVENIJA d.o.o. (Slovénie)
100 %
CITROËN POLSKA (Pologne)
100 %
CITROËN HUNGARIA Kft (Hongrie)
100 %
CITROËN SLOVAKIA s.r.o. (Slovaquie)
100 %
CITROËN HRVATSKA d.o.o. (Croatie)
100 %
CITROËN CESKA REPUBLICA s.r.o. (République tchèque)
51 %
CITROËN DO BRASIL (Brésil)
100 %
CITROËN JAPON (Japon)
100 %
GEFCO ITALIA S.p.A. (Italie)
100 %
GEFCO U.K. Ltd (Grande-Bretagne)
100 %
GEFCO ÖSTERREICH (Autriche)
100 %
GEFCO DEUTSCHLAND GmbH (Allemagne)
99,99 %
GEFCO BENELUX S.A. (Belgique)
100 %
GEFCO SLOVAKIA (Slovaquie)
99,95 %
GEFCO PORTUGAL TRANSITARIOS LIMITADA (Portugal)
99,99 %
GEFCO ESPAÑA S.A. (Espagne)
100 %
GEFCO ROMANIA (Roumanie)
100 %
GEFCO POLSKA Sp. z.o.o. (Pologne)
98,64 %
GEFCO (SUISSE) S.A. (Suisse)
100 %
GEFCO HONGRIE (Hongrie)
100 %
LLC GEFCO (CIS) (Russie)
100 %
GEFCO CESKA REPUBLICA s.r.o. (République tchèque)
GEFCO DO BRASIL Ltda (Brésil)
100 %
100 %
GEFCO PARTICIPACOES Ltda (Brésil)
100 %
GEFCO ARGENTINA S.A. (Argentine)
87,50 %
GEFCO TASIMACILIK VE LOJISTIK ANONIM SIRKETI (Turquie)
50 %
GEFCO TUNISIE (Tunisie)
99,92 %
GEFCO MAROC (Maroc)
DTW (Chine)
50 %
50 %
GEFCO DTW (Chine)
100 %
GEFCO HONG KONG (Japon)


74,93 %
9,02 %
BANQUE PSA FINANCE
16,05 %
AUTOMOBILES PEUGEOT
15,46 %
84,54 %
PROCESS CONCEPTION INGÉNIERIE S.A.
100 %
CRÉDIPAR
98 %
SOFIRA-SOCIÉTÉ DE FINANCEMENT DES RÉSEAUX AUTOMOBILES
98,67 %
GIE PSA TRÉSORERIE
99,99 %
SOCIÉTÉ DE CONSTRUCTION D'ÉQUIPEMENTS DE MÉCANISATIONS ET DE MACHINES - SCEMM
99,99 %
PEUGEOT MOTOCYCLES
100 %
SOCIÉTÉ FINANCIÈRE DE BANQUE-SOFIB
99,99 %
PSA WHOLESALE Ltd (Grande-Bretagne)
100 %
PEUGEOT FINANCE INTERNATIONAL N.V. (Pays-Bas)
99,92 %
PSA INTERNATIONAL S.A. (Suisse)
100 %
PSA FINANCE AUSTRIA BANK AG (Autriche)
100 %
PSA FINANCIAL HOLDING B.V. (Pays-Bas)
100 %
PSA FINANCE NEDERLAND B.V. (Pays-Bas)
97 %
PSA GESTAO-COMERCIO E ALUGUER DE VEICULOS (Portugal)
82,35 %
17,63 %
PSA FINANCE SUISSE S.A. (Suisse)
100 %
PSA FINANCE POLSKA (Pologne)
5,25 %
94,76 %
PSA FINANCE BELUX (Belgique)
97,56 %
PSA FINANCE HUNGARIA (Hongrie)
100 %
PSA FINANCE CESKA REPUBLICA (République tchèque)
100 %
PSA FINANCE SLOVAKIA (Slovaquie)
99,99 %
BANCO PSA FINANCE BRASIL S.A. (Brésil)
99,98 %
PSA ARRENDAMIENTO MERCANTIL S.A. (Brésil)
100 %
PROCESS CONCEPTION INGENIERIE DO BRASIL Ltda (Brésil)
100 %
PROCESS CONCEPTION INGENIERIE ARGENTINA S.A. (Argentine)
50 %
PSA FINANCE ARGENTINA (Argentine)
20 %
80 %
BPF MEXICO SOFOL (Mexique)
100 %
BPF PAZARLAMA ACENTELIK HIZMETLERI A.S. (Turquie)
25 %
DONGFENG PEUGEOT CITROËN AUTO FINANCE co (Chine)
Activité automobile : sociétés industrielles
Activité automobile : sociétés commerciales
Activité de transport et logistique
Activité de financement
Autres activités

Responsables du document de référence **et du contrôle des comptes**

Responsable du document de référence

Christian Streiff
Président du Directoire de Peugeot S.A.

Attestation du responsable du document de référence

J'atteste, après avoir pris toute mesure raisonnable à cet effet, que les informations contenues dans le présent document de référence sont à ma connaissance, conformes à la réalité ; elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le patrimoine, l'activité, la situation financière, les résultats et les perspectives du groupe PSA PEUGEOT CITROËN ; elles ne comportent pas d'omission de nature à en altérer la portée.

Nous avons obtenu des contrôleurs légaux des comptes, PricewaterhouseCoopers Audit et Mazars & Guérard, une lettre de fin de travaux dans laquelle ils indiquent avoir procédé à la vérification des informations portant sur la situation financière et les comptes donnés dans le présent document de référence ainsi qu'à la lecture d'ensemble de ce document.

Christian Streiff
Président du Directoire de Peugeot S.A.

Contrôleurs légaux des comptes

Responsables du contrôle des comptes

Commissaires aux Comptes titulaires

PricewaterhouseCoopers Audit
Christian Martin
63, rue de Villiers
92200 Neuilly-sur-Seine
Début du premier mandat : Assemblée Générale ordinaire du 28 mai 2003.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Mazars & Guérard
Thierry de Bailliencourt
61, rue Henri Regnault
92400 Courbevoie
Début du premier mandat : Assemblée Générale ordinaire du 25 mai 2005.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Commissaires aux Comptes suppléants

Yves Nicolas
63, rue de Villiers
92200 Neuilly-sur-Seine
Début du premier mandat : Assemblée Générale ordinaire du 28 mai 2003.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbations des comptes de l'exercice 2010.

Patrick de Cambourg
61, rue Henri Regnault
92400 Courbevoie
Début du premier mandat : Assemblée Générale ordinaire du 25 mai 2005.
Expiration du mandat actuel : à l'issue de l'Assemblée Générale d'approbation des comptes de l'exercice 2010.

Responsable de l'information financière

Directeur de la Communication financière

Valérie Magloire
Tél. : 01 40 66 54 59

Informations incluses par référence

En application de l'article 28 du règlement (CE) n° 809/2004 de la Commission, les informations suivantes sont incluses par référence dans le présent document de référence :

Pour l'exercice 2005

Le document de référence de l'exercice 2005 a été enregistré auprès de l'Autorité des Marchés Financiers en date du 24 avril 2006, sous le n° de dépôt D. 06-0313.

Les comptes consolidés figurent au chapitre 8, pages 140 à 228, et le rapport d'audit correspondant figure au chapitre 13, page 280 du même document.

Pour l'exercice 2004

Le document de référence de l'exercice 2004 a été enregistré auprès de l'Autorité des Marchés Financiers en date du 20 avril 2005, sous le n° de dépôt D. 05-0495.

Les comptes consolidés figurent au chapitre 8, pages 123 à 200, et le rapport d'audit correspondant figure au chapitre 13, page 318 du même document.

Documents accessibles au public

Sont notamment disponibles sur le site Internet de la société (www.psa-peugeot-citroen.com) les documents suivants :

- les statuts de la société Peugeot S.A. ;
- le document de référence 2006 déposé auprès de l'Autorité des Marchés Financiers ;
- le document de référence 2005 déposé auprès de l'Autorité des Marchés Financiers ;
- le document de référence 2004 déposé auprès de l'Autorité des Marchés Financiers ;
- les communiqués financiers.

Conformément à l'application depuis le 20 janvier 2007, des nouvelles obligations de diffusion de l'information réglementée issues de la transposition de la Directive Transparence dans le règlement général de l'Autorité des Marchés Financiers, la direction de la communication financière de PSA PEUGEOT CITROËN s'assure de la diffusion effective et intégrale de l'information réglementée. Celle-ci est, au moment de sa diffusion, déposée auprès de l'AMF et archivée sur son site Internet.

La diffusion effective et intégrale est réalisée par voie électronique en respectant les critères définis par le règlement général qui impose une diffusion auprès d'un large public au sein de l'Union européenne et selon des modalités garantissant la sécurité de la diffusion et de l'information. Pour ce faire, la direction de la communication financière de PSA PEUGEOT CITROËN a choisi d'utiliser les services d'un diffuseur professionnel qui satisfait aux critères de diffusion fixés par le Règlement général et qui figure sur la liste publiée par l'AMF et bénéficie par ce biais d'une présomption de diffusion effective et intégrale.

Table de concordance **du document de référence**

La présente table permet d'identifier les informations à inclure dans le rapport annuel déposé comme document de référence.

Notes

Le présent document a été tiré à 1 500 exemplaires.

Il peut être obtenu sur demande à PSA PEUGEOT CITROËN - Communication Financière
75, avenue de la Grande-Armée - 75116 Paris - Tél. : 01 40 66 37 60 - Fax : 01 40 66 51 99
Création et réalisation : Franklin Partners - Groupe Mediagérance
Couverture : Terre de Sienne



PSA PEUGEOT CITROËN

PEUGEOT S.A.
Société anonyme à Directoire et Conseil de Surveillance
au capital de 234 618 266 euros
Siège social : 75, avenue de la Grande-Armée – 75116 Paris – France
R.C.S. Paris B 552 100 554 – Siret 552 100 554 00021
Tél. : + 33 (1) 40 66 55 11 – Fax : + 33 (1) 40 66 54 11
www.psa-peugeot-citroen.com – www.developpement-durable.psa.fr





2007
2007
TOTAL



TOTAL

END